# *The Mellon Funds*

Mellon Large Cap Stock Fund

Mellon Income Stock Fund

Mellon Mid Cap Stock Fund

Mellon Small Cap Stock Fund

Mellon International Fund

Mellon Emerging Markets Fund

Mellon Balanced Fund

**ANNUAL REPORT**    August 31, 2004

⫻ **Mellon**

# Contents

## The Funds

## For More Information

Back cover

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

> • Not FDIC-Insured
> • Not Bank-Guaranteed
> • May Lose Value

# The Funds



## LETTER FROM THE PRESIDENT

Dear Shareholder:

This annual report for The Mellon Funds covers the period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

Although strong performance during the closing months of 2003 contributed to generally attractive equity returns for the reporting period overall, stock prices have retreated modestly so far in 2004. In contrast, bond market sectors have remained relatively strong, despite higher short-term interest rates. Investors apparently have revised their expectations of U.S. economic growth downward in response to ongoing geopolitical tensions, high energy prices and some persistently disappointing labor statistics.

In these challenging times, we believe it remains critical to keep focused on a long-term wealth management strategy. The broad range of asset classes represented by The Mellon Funds provides an excellent opportunity to position your portfolio for all market environments and your portfolio manager welcomes the opportunity to work with you in meeting your overall wealth management objectives.

Thank you for your continued confidence in Mellon.

Sincerely,

*Lawrence P. Keblusek*

Lawrence P. Keblusek
President
Mellon Funds Trust
September 15, 2004



## DISCUSSION OF
## FUND PERFORMANCE

Mellon Private Wealth Management Group's
Equity Management Team, Portfolio Manager

### How did Mellon Large Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 7.95% while its Investor shares produced a total return of 7.88%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 11.45% for the same period.[2]

We attribute these results to broadly based market strength during the first half of the reporting period, which was driven by greater U.S. economic growth and improving business fundamentals. Stocks generally declined during the second half of the reporting period in response to geopolitical and economic uncertainties, but on average, they held onto the majority of earlier gains. The fund's returns underperformed its benchmark, largely due to weakness in the technology and services sectors.

### What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that are consistently superior to those of the S&P 500 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings; and
- *Financial profile,* which measures the financial health of the company.

Next, a team of experienced analysts examines the fundamentals of the higher-ranked securities. The portfolio managers then decide which stocks to purchase and whether any current holdings should be sold.

We also attempt to manage the risks by diversifying across companies and industries. The fund is structured so that its sector weightings and risk characteristics are similar to those of the S&P 500 Index.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek capital appreciation. To pursue its new investment objective, the fund will continue to employ a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

### What other factors influenced the fund's performance?

The fund achieved gains across a wide range of investment sectors during the reporting period, most notably in the energy, health care and utilities areas. Returns benefited from the fund's slightly overweighted position in the energy sector, where limited supplies and strong industrial demand drove prices higher. Strong individual stock selections further boosted returns among the fund's energy holdings. Top performers included refinery consolidator Valero Energy and diversified producers Occidental Petroleum and ConocoPhillips.

In the health care sector, the fund emphasized services providers such as Aetna and UnitedHealth Group, which delivered steady earnings growth. Gains in these and other holdings such as medical device maker Boston Scientific more than made up for declines in drug maker Wyeth, which we believe was hurt by product-related lawsuits. Utilities holdings generated strong returns as well, particularly during the second half of the reporting period, when the market favored traditionally defensive, dividend-paying stocks. The fund focused on regional electric utilities, such as Exelon, PPL and Entergy that were insulated from rising fuel prices by their nuclear generation capacity.

Other market sectors delivered more mixed results. Among consumer staples stocks, Kimberly-Clark and Procter & Gamble rose on the strength of consistent earnings growth and effective management. However, most consumer staples stocks produced weak returns due to declining consumer confidence. In the financial sector, mortgage lender Freddie Mac recovered from earlier accounting difficulties to post robust gains, and regional bank SouthTrust rose on the strength of an attractive takeover offer. On the other hand, insurer St. Paul Travelers Cos. suffered declines when the company encountered post-merger difficulties.

The market's sharpest losses occurred in the technology sector. Several technology companies reported seasonal weakness and an uncertain outlook, and the fund's technology losses proved relatively steep, led by semi-conductor companies such as Intel, Xilinx and Agilent Technologies and accompanied by other hardware and software holdings such as EMC and Veritas Software. Media holdings further undermined the fund's relative performance. News and entertainment companies, such as Viacom and The News Corporation Ltd., were hurt by weak advertising revenues, while Comcast and Walt Disney faced company-specific difficulties that pushed their stock prices lower.

## What is the fund's current strategy?

As of the end of the reporting period, persistent economic and political uncertainties have prompted us to adopt generally neutral positions in most investment sectors, with the exception of energy, where the fund continues to maintain slightly greater exposure than does the benchmark. Within the various market sectors, we have emphasized what we believe are high-quality, dividend-paying stocks with good earnings visibility. In our view, stocks with these characteristics should be well-positioned to weather further volatility in an uncertain investment environment.

September 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Large Cap Stock Fund Class M shares and the Standard & Poor's 500 Composite Stock Price Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 7.95% | (3.75)% | 9.40% |  |
| **Investor shares** | 7/11/01 | 7.88% | – | – | (3.16)% |

*†   Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Large Cap Stock Fund on 8/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF FUND PERFORMANCE

D. Gary Richardson, Portfolio Manager

### How did Mellon Income Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 14.68%, and its Investor shares produced a total return of 14.26%.[1] In comparison, the Russell 1000 Value Index, the fund's benchmark, provided a total return of 17.52%.[2]

We attribute these results to a strong rise in equity securities during the first half of the reporting period, driven by accelerating U.S. economic growth and improving business fundamentals. Although the market generally declined during the second half of the reporting period, value-oriented stocks performed relatively well. However, the fund's performance trailed the benchmark due to the fund's emphasis on dividend-paying stocks during the first half of the reporting period, when the market favored more speculative stocks, and the fund's underweighted position in interest-sensitive financial stocks during the second half of the reporting period, when interest rates unexpectedly remained low.

### What is the fund's investment approach?

The fund seeks to exceed the total return performance of the Russell 1000 Value Index over time. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund seeks to invest primarily in dividend-paying stocks. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Because the fund seeks to invest primarily in dividend-paying stocks, it generally emphasizes stocks with value characteristics, although it may also purchase growth stocks.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;

- *Growth,* in this case the sustainability or growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities. The portfolio manager then decides which stocks to purchase and whether any current holdings should be sold. We also attempt to manage the risks by diversifying broadly across companies and industries, limiting the potential adverse impact of any one stock or industry on the overall portfolio. In an attempt to earn higher yields, the fund may at times invest a higher percentage of assets than its benchmark in certain industry sectors.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek total return (consisting of capital appreciation and income). To pursue its new investment objective, the fund will continue to employ a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

### What other factors influenced the fund's performance?

Although investors appeared to look forward to better business conditions and a stronger U.S. economy during the first half of the reporting period, they became less optimistic during the second half of the reporting period, as renewed inflationary pressures, higher interest rates and ongoing international and domestic political concerns threatened the economic recovery. Indeed, the Federal Reserve Board raised short-term interest rates twice toward the end of the reporting period.

In this environment, the fund generated particularly strong gains in the energy sector due to a slightly overweighted position and good individual stock selections. Holdings such as ChevronTexaco, ConocoPhillips and Sunoco benefited from rising oil and gas prices. Among producer goods stocks, strong levels of industrial activity and a robust housing market spurred gains in home improvement companies such as Stanley Works and Sherwin-Williams, specialty chemical concerns such as Monsanto, and rail transportation providers including Norfolk Southern. The utilities sector produced strong returns as well, particularly during the second half of the reporting period when the market favored traditionally defensive, dividend-paying stocks. Top performers included telecommunications service providers SBC Communications and Verizon Communications, and regional electric utilities Exelon and PPL.

Most other market sectors produced mixed results. For example, health insurer Aetna and pharmaceutical giant Novartis enjoyed strong gains, while drug maker Wyeth declined under pressure from product-related lawsuits, and pharmaceutical producer Merck & Co. lost ground due to a weak product pipeline. Gains among consumer staples holdings, such as Reynolds American, Procter & Gamble, Kimberly-Clark and Sara Lee, were undermined by unfortunate timing in the fund's sale of its position in Altria Group. Among interest-sensitive financials, the fund benefited from

the acquisition of holding FleetBoston Financial by a larger rival and gains in real estate investment trust Simon Property Group. However, St. Paul Travelers Cos. suffered declines when it encountered post-merger financial difficulties, and Citigroup was hurt by its exposure to the lackluster capital markets.

Finally, consumer cyclical stocks proved particularly weak. Retailers such as May Department Stores faced problems due to declining consumer confidence. Automobile and appliance manufacturers such as General Motors and Maytag were hurt by rising steel prices and Eastman Kodak was challenged by a difficult transition to digital photography.

## What is the fund's current strategy?

Recently heightened levels of investor caution and favorable changes in the tax code have created what we believe to be a more positive environment for the kinds of high-quality, high-dividend paying stocks on which the fund seeks to focus. Accordingly, we have continued to position the fund to benefit from this trend, emphasizing companies that generate free cash flow in the form of consistent and rising dividends.

September 15, 2004

---

1  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
2  *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Income Stock Fund Class M shares and the Russell 1000 Value Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 14.68% | (1.97)% | 9.71% |  |
| **Investor shares** | 7/11/01 | 14.26% | – | – | 0.13% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Income Stock Fund on 8/31/94 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF
## FUND PERFORMANCE

Anthony J. Galise, Portfolio Manager

### How did Mellon Mid Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund produced total returns of 11.33% for its Class M shares, 11.02% for its Investor shares and 10.31% for its Dreyfus Premier shares.[1] In comparison, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 12.42% for the same period.[2] In addition, the average total return produced by the funds reported in the Lipper Mid-Cap Core Funds category was 10.59%.[3]

Midcap stocks as a whole fared relatively well in a recovering economy over the reporting period, despite periodic weakness during the spring and summer of 2004. The fund's returns trailed the S&P 400 Index, primarily because of underperformance in the health care, services and technology sectors. However, because of strong stock selections in the producer goods, energy and interest-sensitive market sectors, the fund's Class M and Investor shares outperformed its Lipper category average while the fund's Dreyfus Premier shares were in line with its Lipper category average.

### What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that are consistently superior to those of the S&P 400 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midcap domestic companies, whose market capitalizations generally range between $1 billion and $8 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within each industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;

- *Growth,* in this case the sustainability or growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, based on fundamental analysis, we generally select the most attractive of the higher-ranked securities, drawing on a variety of sources, including Wall Street research and company management. Finally, we use portfolio construction techniques to manage sector and industry risks. Our goal is to keep those risks at levels that are similar to those of the S&P 400 Index. For example, if the S&P 400 Index has a 10% weighting in a particular industry sector, about 10% of the fund's assets will also normally be invested in that sector.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek capital appreciation. To pursue its new investment objective, the fund will continue to employ a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

### What other factors influenced the fund's performance?

Midcap stocks were influenced during the reporting period by investors' shifting expectations of U.S. economic growth and business conditions. Stocks generally rallied during the first half of the reporting period as investors looked forward to stronger economic growth, and they gave back some of those gains during the second half of the reporting period, when renewed inflationary pressures, higher interest rates and geopolitical instability took a toll on investor confidence.

In this changing market environment, the fund scored a number of successes in the producer goods area. Chemical companies such as Ashland and IMC Global benefited from the effects of stronger economic growth as well as company-specific factors. Investors rewarded Ashland with a higher stock price after the company sold its refinery operations and strengthened its balance sheet, and IMC Global saw its stock price rise after the announcement of a merger with a competitor. Metals producers including U.S. Steel, copper producer Freeport-McMoRan Copper & Gold and nickel miner Inco also gained value amid rising global demand for basic materials.

In the energy sector, several midcap stocks helped boost the fund's returns. We focused on companies that we believed to be leveraged to rising oil and gas prices, such as oil services companies and refineries. Winners in the energy area included Southwestern Energy, the fund's top performer during the reporting period.

The fund's interest-sensitive holdings were helped by holdings such as the Chicago Mercantile Exchange, which benefited from greater futures and options trading in the volatile stock market. While the fund avoided the sharp decline of benchmark holding New York Community Bancorp, we added the stock after it had fallen to a price we considered oversold.

Holdings of health care companies, including pharmaceutical firms, biotechnology companies and medical services providers, proved disappointing during the reporting period. In the media industry, weak advertising revenues hurt the stocks of two holdings in the radio business. Finally, several technology holdings saw their share prices fall when they cautioned analysts that their earnings might not meet expectations.

## What is the fund's current strategy?

As the economic recovery has progressed, our disciplined investment process led us to reduce the fund's overall sensitivity to market volatility by focusing more on value-oriented stocks. For example, we recently have added several positions in stocks that we believe became attractively valued after a period of price weakness. As a result, the fund ended the reporting period with slightly greater exposure to the producer goods and energy sectors than does the benchmark, and less exposure to the technology area.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Mid Cap Stock Fund Class M shares and the Standard & Poor's MidCap 400 Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 11.33% | 5.16% | 9.40% |  |
| **Investor shares** | 7/11/01 | 11.02% | – | – | 2.64% |
| **Dreyfus Premier shares** |  |  |  |  |  |
| with applicable redemption †† | 9/6/02 | 6.31% | – | – | 9.25% |
| without redemption | 9/6/02 | 10.31% | – | – | 11.07% |

† Source: Lipper Inc.

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Mid Cap Stock Fund on 8/31/94 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

*†† The maximum contingent deferred sales charge for Dreyfus Premier shares is 4%. After six years Dreyfus Premier shares convert to Investor shares.*



## DISCUSSION OF FUND PERFORMANCE

Gene F. Cervi and Dwight Cowden,
Portfolio Managers

### How did Mellon Small Cap Stock Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 13.29%, and its Investor shares produced a total return of 13.00%.[1] In comparison, the fund's benchmark, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), produced a total return of 14.86% for the same period.[2]

Small-cap stocks benefited from a recovering U.S. economy during the first half of the reporting period, but terrorism concerns, rising interest rates and political factors caused investor sentiment to shift toward larger, higher-quality stocks in the second half of the reporting period. After a strong start, the fund's returns trailed that of the S&P 600 Index, primarily because of better performance among lower-quality, more speculative stocks included in the benchmark but not held by the fund.

### What is the fund's investment approach?

The fund seeks investment returns consisting of capital appreciation and income that surpass those of the S&P 600 Index. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small capitalization companies whose market capitalizations generally range between $100 million and $2 billion at the time of purchase. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on:

- *Value*, or how a stock is priced relative to its perceived intrinsic worth;

- *Growth,* which measures the sustainability and rate of growth of earnings; and

- *Financial profile,* which measures the financial health of the company.

Next, we examine the fundamentals of the higher-ranked securities. Using these insights, we select what we believe are the most attractive securities identified by the model. Finally, we use portfolio construction techniques to manage sector and industry risks. We attempt to keep those risks at levels that are similar to those of the S&P 600 Index. For example, if the S&P 600 Index has a 10% weighting in a particular sector, about 10% of the fund's assets will also normally be invested in that sector.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek capital appreciation. To pursue its new investment objective, the fund will continue to employ a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

### What other factors influenced the fund's performance?

We attribute the fund's lagging performance relative to the S&P 600 Index primarily to market weakness in January and April 2004, when investors favored micro-cap and low-quality stocks over their higher-quality, small-cap counterparts. The fund underperformed its benchmark during those months and the reporting period overall because our disciplined investment process focuses on higher-quality stocks.

However, the fund enjoyed strong results from a number of industry groups. In the health care sector, ophthalmic products manufacturer Advanced Medical Optics saw its stock price rise after several positive earning surprises and an acquisition that was accretive to the company's earnings, and fast-growing HMO Sierra Health Services benefited from improving pricing and profit margins. In the energy area, higher oil and gas prices aided a number of holdings, including Southwestern Energy, Petroleum Development and Plains Exploration and Production. In the producer goods industry group, the fund's performance was helped by holdings with exposure to the booming housing, construction and raw materials markets worldwide, including scrap metal recycler Schnitzer Steel Industries, mining equipment producer Joy Global and construction services provider Building Materials Holding.

On the other hand, the fund's returns were eroded by disappointments in the technology sector, where a number of companies were hurt by earnings shortfalls and lower-than-expected sales. For example, semiconductor systems supplier Standard Microsystems and network security company SafeNet announced reduced earnings outlooks, which caused them to rank among the larger detractors from the fund's overall performance. Some of the fund's interest-sensitive financial holdings also encountered weakness, including the initial public offering of a real estate investment trust, Government Properties Trust. While small banks produced better results, the fund's relatively light exposure to the area prevented it from participating fully in the banking industry's relative strength.

## What is the fund's current strategy?

We recently have maintained a relatively cautious investment stance due to heightened market tensions caused by terrorism concerns, uncertainty surrounding the U.S. presidential elections and a deceleration in the profits cycle. As a result, we currently expect investors to favor companies with higher earnings quality and better balance sheets over the more speculative businesses that were more in favor early in the reporting period.

Accordingly, as of the end of the reporting period, we have attempted to reduce the fund's sensitivity to market volatility while emphasizing the quality factors considered by our quantitative stock selection process. We recently reduced the fund's overweighted position in the energy sector, where we believe oil and gas prices may have peaked. Instead, we have redeployed those assets to areas such as producer goods and utilities that we believe are more attractively valued and, in our judgment, are likely to benefit from rising consumer and industrial demand in the United States, China and the emerging markets.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

*Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Small Cap Stock Fund Class M shares and the Standard & Poor's SmallCap 600 Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class M shares** | 1/1/98 | 13.29% | 8.17% | 6.62% |
| **Investor shares** | 7/11/01 | 13.00% | – | 7.00% |

*†   Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Small Cap Stock Fund on 1/1/98 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of overall small-cap stock market performance which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF
## FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

### How did Mellon International Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 23.15%, and its Investor shares produced a total return of 22.28%.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 22.64% for the same period.[2]

We attribute the fund's returns to improved global economic conditions, greater merger and acquisition activity, higher levels of consumer and business confidence and rising corporate earnings. The fund's returns were in line with the benchmark, due primarily to the success of our individual stock selection strategy. A wide range of holdings contributed to the fund's added value.

### What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 65% of its total assets in equity securities of foreign issuers. The fund also invests primarily in companies that we consider to be value companies. The fund normally invests in companies in a broad range of countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented, research-driven and risk-averse. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors:

- *Value*, or how a stock is priced relative to traditional business performance measures;

- *Business health,* or overall efficiency and profitability as measured by return on assets and return on equity; and

- *Business momentum,* or the presence of a catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environments, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

### What other factors influenced the fund's performance?

For the second consecutive 12-month reporting period, the international stock markets posted generally impressive gains, largely due to strong economic growth around the world, an increase in merger and acquisition activity and rising corporate earnings. However, a number of factors led to greater market volatility over the more recent reporting period, including shifts in consumer confidence and spending, rising oil prices, persistent geopolitical uncertainty, the war in Iraq and questions regarding the sustainability of China's industrial growth.

After many years of a deflationary recession, Japan appears to have turned the corner toward economic growth, benefiting many of the fund's Japanese holdings. Credit card companies Credit Saison and AIFUL benefited from an increase in transaction fees and lower loan loss provisions. Diligent cost cutting and expectations for a rebound in consumer spending benefited Skylark, a restaurant chain. Soaring exports led to strong earnings growth for Yamaha Motor.

Although economic growth in Europe was less robust than in other parts of the world, the fund's performance benefited from its holdings of Aventis, the French pharmaceutical company, whose stock price rose sharply after an unsolicited bid for the company by rival Sanofi-Synthelabo, which the fund did not own. French tire manufacturer Michelin also fared well amid strong auto sales and higher earnings. In the

United Kingdom, the fund's performance also was helped by several consumer discretionary stocks, most notably department store retailer Marks & Spencer, beverage company Allied Domecq, and candy and soft drink maker Cadbury Schweppes, which benefited from the acquisition of chewing gum manufacturer Adams.

Other positive contributors to the fund's performance included several financial holdings, such as international banking and insurance provider Fortis, which is based in the Netherlands, and two retail banks, Belgium's Dexia and Singapore's DBS. Within the energy sector, a variety of oil producers benefited from rising oil prices, as did Saipem, an Italian oilfield services company.

On the other hand, we may have been too early in purchasing consumer stocks in Germany, which is the world's third largest economy. While we considered valuations of various German retailers, consumer electronic companies and auto manufacturers to be compelling, consumer spending has not increased as we expected. In addition, the fund received generally disappointing returns from its holdings in information technology due to heavy profit-taking.

## What is the fund's current strategy?

As of the end of the reporting period, we have increased the fund's exposure to the telecommunications services sector, where a number of companies have strengthened their balance sheets and raised their dividend rates. We also recently have favored European banks and insurance companies, some of which we believe are selling at depressed prices. Conversely, we have trimmed our holdings in a number of areas that have performed well recently, including Japanese credit card companies and consumer lenders.

September 15, 2004

---

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon International Fund Class M shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Class M shares** | 7/15/98 | 23.15% | 3.83% | 4.05% |
| **Investor shares** | 7/11/01 | 22.28% | – | 7.48% |

*† Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon International Fund on 7/15/98 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date. For comparative purposes, the value of the Index on 7/31/98 is used as the beginning value on 7/15/98. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of another CTF) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

### How did Mellon Emerging Markets Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 22.93%, and the fund's Investor shares produced a total return of 22.68%.[1] In comparison, the Morgan Stanley Capital International Emerging Markets Free Index ("MSCI EMF Index"), the fund's benchmark, provided a total return of 20.50% for the same period.[2]

We attribute the fund's performance to the beneficial effects of a strengthening global economy, which was driven during much of the reporting period by increased demand from China for raw materials used in industrial production. The fund slightly outperformed its benchmark, due primarily to the success of our individual stock selection strategy in a number of different markets and industry groups.

### What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue its goal, the fund invests at least 80% of its assets in equity securities of companies organized, or with a majority of assets or operations, in countries considered to be emerging markets. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any one emerging market country.

When choosing stocks, we use a value-oriented, research-driven approach. We identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, we focus on three key factors:

- *Value*, or how a stock is priced relative to its intrinsic worth based on traditional value measures;

- *Business health,* or overall efficiency and profitability as measured by return on assets and return on equity; and

- *Business momentum,* or the presence of catalyst such as corporate restructuring or changes in management that may potentially trigger a price increase in the near- to midterm.

We typically sell a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of our expectations.

### What other factors influenced the fund's performance?

The emerging markets posted strong returns during the reporting period, due in large part to continued global economic growth, improved consumer spending and increased demand from industrial companies and manufacturers for raw materials. The growth of industry in China and the building of its infrastructure created greater demand for the basic materials that many developing countries produce. In addition, economic recoveries in the United States, the United Kingdom and select European markets helped support better business conditions in the emerging markets.

In this generally constructive environment, our successful stock selection strategy enabled the fund to produce stronger returns than did the fund's benchmark. For example, the fund benefited from its focus on technology companies in Taiwan that produce higher-margin products. In addition, we added value by diversifying into other Taiwan industry groups, such as banks and a local grocery store chain. In South Korea, Samsung, a company that trades resources and capital equipment, performed well. In addition, emerging market companies with exposure to oil, iron, copper, lumber and steel benefited from substantial exports to China.

Stocks in India, an area we have favored for some time now, contributed positively to the fund's performance. Rising consumer spending helped support fund holdings such as a scooter manufacturer, a tobacco company and a large retail bank. South African metals and mining stocks also posted solid returns, as did Bidvest Group, a South African industrial company.

On the other hand, the fund's returns were held back by its lack of exposure to certain areas. For example, the fund had little exposure to one of the major telecommunications companies in Mexico that performed well for the benchmark, causing the fund's Mexico returns to lag those of the MSCI EMF Index. Limited participation in gains produced by banks in Turkey, which we avoided in favor of a Turkish energy company, also hurt the fund's performance during the reporting period.

## What is the fund's current strategy?

We recently have been encouraged by higher corporate profits in the emerging markets, where companies appear to be focused both on sales and quality of earnings. In our judgment, many of these companies are making great strides in becoming more financially sound and better managed businesses.

As of the end of the reporting period, we have added to the fund's positions in consumer staple companies whose stocks have declined due to falling operating profitability. We also have added selectively to existing positions in technology companies that we believe have strong long-term prospects and whose stocks meet our valuation criteria, while liquidating those we deemed fully priced. We have also trimmed a selection of the fund's holdings in other areas, including Asian financial service providers and consumer discretionary companies in India, taking profits after these stocks reached what we believed were more expensive valuations.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets Free (MSCI EMF) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Emerging Markets Fund Class M shares and the Morgan Stanley Capital International Emerging Markets Free Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class M shares** | 10/2/00 | 22.93% | 12.58% |
| **Investor shares** | 7/11/01 | 22.68% | 16.74% |

† Source: Lipper Inc.

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Emerging Markets Fund on 10/2/00 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Emerging Markets Free Index (the "Index") on that date. For comparative purposes, the value of the Index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin. The Index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners. The Index includes gross dividends reinvested and does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF
## FUND PERFORMANCE

D. Gary Richardson and Lawrence R. Dunn,
Portfolio Managers

### How did Mellon Balanced Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares produced a total return of 9.13%, and its Investor shares produced a total return of 8.76%.[1] In comparison, the fund's benchmark, a blended index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index, produced a 9.32% total return for the same period.[2] Separately, the S&P 500 Index and the Lehman Brothers U.S. Aggregate Index produced total returns of 11.45% and 6.13%, respectively, for the same period.

Although stocks rallied early in the reporting period, driven by expectations of stronger economic growth, they later declined when economic and geopolitical concerns intensified. Bonds generally rallied modestly in a volatile market place. The fund's returns were slightly lower than the blended index, primarily due to weakness in the technology and services sectors.

### What is the fund's investment approach?

The fund seeks long-term growth of principal in conjunction with current income. To pursue its goal, the fund may invest in equity securities, income-producing bonds, Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund. The fund has established target allocations for its assets of 60% in the aggregate to equity securities and 40% to bonds and money market instruments. The fund may deviate from these targets within ranges of 15% above or below the target amount. The fund's investments in each of Mellon Small Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund are subject to a separate limit of 20% of the fund's total assets, as is the fund's investment in money market instruments.

With respect to the equity portion of the fund's portfolio, individual stocks are chosen through a computer model, fundamental analysis and risk management. Our computer model identifies and ranks stocks within each industry or sector, based on a variety of criteria. A team of experienced analysts then examines the fundamentals of the higher-ranked candidates. Finally, the portfolio managers decide which stocks to purchase or sell. The equity portion of the fund's portfolio is structured so that its allocations of assets to economic sectors are similar to those of the S&P 500 Index.

With respect to the fixed-income portion of the fund's portfolio, the fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio duration of bonds will not exceed eight years. We choose debt securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets.

### What other factors influenced the fund's performance?

The fund's stock portfolio enjoyed attractive gains from the energy sector, which benefited from rising oil and gas prices. Among producer goods stocks, strong levels of industrial activity and a robust housing market spurred gains in home improvement companies, specialty chemical concerns and rail transportation providers. The utilities sector also produced strong returns, led by telecommunications service providers and regional electric utilities.

On the other hand, other stock market sectors produced mixed results. For example, in the health care sector, insurer Aetna and pharmaceutical giant Novartis enjoyed strong gains, while drug makers Wyeth and Merck & Co. declined due to product-related lawsuits and a weak product pipeline, respectively. Gains among the fund's consumer staples holdings were undermined by unfortunate timing in the sale of Altria Group. Among financial stocks, the fund benefited from the acquisition of Banc One by a larger rival and gains in real estate investment trust Simon Property Group. However, St. Paul Travelers Cos. encountered post-merger difficulties, and Citigroup was hurt by its exposure to lackluster capital markets. Consumer cyclical stocks proved particularly weak as retailers faced declining consumer confidence, and rising steel prices hurt automobile and appliance manufacturers.

In the fund's bond portfolio, returns were influenced by heightened market volatility caused by changing investor sentiment. In the spring of 2004, we began to reduce the fund's exposure to corporate securities, which we believed had become more richly valued, and we maintained the fund's relatively light holdings of U.S. Treasury securities due to their sensitivity to rising interest rates. We also moved to a slightly overweighted position in U.S. government agency debentures, which we regarded as attractively valued. This positioning helped the fund avoid the full brunt of weakness in Treasuries leading up to the Federal Reserve Board's rate-hikes in June and August.

## What is the fund's current strategy?

Renewed investor caution and favorable changes in the tax code have created what we regard as a more positive environment for high-quality, dividend-paying stocks, and we have continued to emphasize companies with a history of consistent and rising dividends. Among bonds, we have continued to position the fund for what we believe will be moderate economic growth and rising short-term interest rates.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Balanced Fund Class M shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index, and the Customized Blended Index

---

### Average Annual Total Returns *as of 8/31/04*

| | Inception Date | 1 Year | From Inception |
|---|---|---|---|
| **Class M shares** | 10/2/00 | 9.13% | 0.94% |
| **Investor shares** | 7/11/01 | 8.76% | 2.80% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Balanced Fund on 10/2/00 (inception date) to a $10,000 investment made in three different indices: (1) the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), (2) the Lehman Brothers U.S. Aggregate Index (the "Lehman Index") and (3) the Customized Blended Index on that date. The Customized Blended Index is calculated on a year-to-year basis. For comparative purposes, the value of each index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of corporate, government and government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The indices do not take into account charges, fees and other expenses. The Customized Blended Index is composed of the S&P 500 Index, 55%, and the Lehman Index, 45%. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

UNDERSTANDING YOUR FUND'S EXPENSES

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended August 31, 2004

| | Class M Shares | Investor Shares | Dreyfus Premier Shares |
|---|---|---|---|
| **Mellon Large Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $3.93 | $5.21 | – |
| Ending value (after expenses) | $952.40 | $953.90 | – |
| **Mellon Income Stock Fund** | | | |
| Expenses paid per $1,000† | $4.15 | $5.40 | – |
| Ending value (after expenses) | $990.90 | $988.70 | – |
| **Mellon Mid Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $4.48 | $5.71 | $9.38 |
| Ending value (after expenses) | $958.70 | $957.00 | $953.50 |
| **Mellon Small Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $5.04 | $6.22 | – |
| Ending value (after expenses) | $966.30 | $965.40 | – |
| **Mellon International Fund** | | | |
| Expenses paid per $1,000† | $5.51 | $6.75 | – |
| Ending value (after expenses) | $994.40 | $990.60 | – |
| **Mellon Emerging Markets Fund** | | | |
| Expenses paid per $1,000† | $7.33 | $9.20 | – |
| Ending value (after expenses) | $958.40 | $957.60 | – |
| **Mellon Balanced Fund** | | | |
| Expenses paid per $1,000† | $2.93 | $4.22 | – |
| Ending value (after expenses) | $976.20 | $974.20 | –† |

† *Expenses are equal to the Mellon Large Cap Stock Fund annualized expense ratio of .80% for Class M and 1.06% for Investor, Mellon Income Stock Fund .83% for Class M and 1.08% for Investor, Mellon Mid Cap Stock Fund .91% for Class M, 1.16% for Investor and 1.91% for Dreyfus Premier, Mellon Small Cap Stock Fund 1.02% for Class M and 1.26% for Investor, Mellon International Fund 1.10% for Class M and 1.35% for Investor, Mellon Emerging Markets Fund 1.49% for Class M and 1.87% for Investor and Mellon Balanced Fund .59% for Class M and .85% for Investor, multiplied by the average account value over the period, multiplied by 184⁄366 (to reflect the one-half year period).*

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guide–lines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares | Dreyfus Premier Shares |
|---|---|---|---|
| **Mellon Large Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $4.06 | $5.38 | – |
| Ending value (after expenses) | $1,021.11 | $1,019.81 | – |
| **Mellon Income Stock Fund** | | | |
| Expenses paid per $1,000† | $4.22 | $5.48 | – |
| Ending value (after expenses) | $1,020.96 | $1,019.71 | – |
| **Mellon Mid Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $4.62 | $5.89 | $9.68 |
| Ending value (after expenses) | $1,020.56 | $1,019.30 | $1,015.53 |
| **Mellon Small Cap Stock Fund** | | | |
| Expenses paid per $1,000† | $5.18 | $6.39 | – |
| Ending value (after expenses) | $1,020.01 | $1,018.80 | – |
| **Mellon International Fund** | | | |
| Expenses paid per $1,000† | $5.58 | $6.85 | – |
| Ending value (after expenses) | $1,019.61 | $1,018.35 | – |
| **Mellon Emerging Markets Fund** | | | |
| Expenses paid per $1,000† | $7.56 | $9.48 | – |
| Ending value (after expenses) | $1,017.65 | $1,015.74 | – |
| **Mellon Balanced Fund** | | | |
| Expenses paid per $1,000† | $3.00 | $4.32 | – |
| Ending value (after expenses) | $1,022.17 | $1,020.86 | – |

† Expenses are equal to the Mellon Large Cap Stock Fund annualized expense ratio of .80% for Class M and 1.06% for Investor, Mellon Income Stock Fund .83% for Class M and 1.08% for Investor, Mellon Mid Cap Stock Fund .91% for Class M, 1.16% for Investor and 1.91% for Dreyfus Premier, Mellon Small Cap Stock Fund 1.02% for Class M and 1.26% for Investor, Mellon International Fund 1.10% for Class M and 1.35% for Investor, Mellon Emerging Markets Fund 1.49% for Class M and 1.87% for Investor and Mellon Balanced Fund .59% for Class M and .85% for Investor, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

August 31, 2004

## Mellon Large Cap Stock Fund

| Common Stocks—98.4% | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Cyclical—9.3%** | | | |
| Bed Bath & Beyond | 363,900 | a | 13,617,138 |
| CVS | 248,130 | | 9,925,200 |
| Dana | 406,320 | | 7,667,258 |
| GTECH Holdings | 170,390 | b | 4,004,165 |
| Gap | 381,270 | | 7,145,000 |
| Home Depot | 310,140 | | 11,338,718 |
| Kohl's | 331,100 | a | 16,382,828 |
| McDonald's | 513,420 | | 13,872,608 |
| NIKE, Cl. B | 62,680 | b | 4,720,431 |
| Target | 330,150 | | 14,718,087 |
| Wal-Mart Stores | 495,884 | | 26,118,210 |
| Walgreen | 391,300 | | 14,262,885 |
| | | | **143,772,528** |
| **Consumer Staples—8.5%** | | | |
| Altria Group | 362,610 | | 17,749,759 |
| Archer-Daniels-Midland | 324,580 | | 5,183,543 |
| Coca-Cola | 472,940 | | 21,145,147 |
| Fortune Brands | 105,110 | | 7,688,796 |
| General Mills | 134,840 | | 6,371,190 |
| Gillette | 217,880 | | 9,259,900 |
| Kimberly-Clark | 214,920 | | 14,335,164 |
| PepsiCo | 418,817 | | 20,940,850 |
| Procter & Gamble | 528,010 | | 29,552,720 |
| | | | **132,227,069** |
| **Energy Related—7.9%** | | | |
| Apache | 214,290 | | 9,576,620 |
| ConocoPhillips | 277,920 | | 20,685,586 |
| Devon Energy | 217,386 | | 14,088,787 |
| Exxon Mobil | 940,010 | | 43,334,461 |
| GlobalSantaFe | 169,280 | | 4,719,526 |
| Halliburton | 161,990 | | 4,725,248 |
| Nabors Industries | 102,100 | a | 4,502,610 |
| Occidental Petroleum | 308,210 | | 15,919,047 |
| XTO Energy | 162,990 | | 4,570,240 |
| | | | **122,122,125** |
| **Health Care—13.8%** | | | |
| Abbott Laboratories | 378,880 | | 15,795,507 |
| Aetna | 161,490 | | 14,962,048 |
| Amgen | 343,710 | a | 20,378,566 |
| Biogen Idec | 88,130 | a | 5,228,753 |
| Boston Scientific | 618,320 | a | 22,092,574 |
| Genzyme | 100,910 | a | 5,449,140 |
| Johnson & Johnson | 364,690 | | 21,188,489 |
| Medtronic | 153,210 | | 7,622,198 |
| Merck & Co. | 354,720 | | 15,951,758 |
| Novartis, ADR | 103,100 | | 4,788,995 |
| Pfizer | 1,381,146 | | 45,122,040 |
| UnitedHealth Group | 283,020 | | 18,716,113 |
| Wyeth | 427,098 | | 15,618,974 |
| | | | **212,915,155** |
| **Interest Sensitive—22.2%** | | | |
| Allstate | 186,640 | | 8,811,274 |
| American Express | 268,590 | | 13,434,872 |
| American International Group | 484,920 | | 34,545,701 |
| Bear Stearns Cos. | 79,960 | | 7,030,083 |
| Capital One Financial | 142,370 | | 9,646,991 |
| Citigroup | 591,239 | | 27,539,913 |
| Fannie Mae | 193,240 | | 14,386,718 |
| Freddie Mac | 251,630 | | 16,889,406 |
| General Electric | 1,281,266 | | 42,012,712 |
| Goldman Sachs Group | 167,010 | | 14,972,446 |
| J.P. Morgan Chase & Co. | 958,536 | | 37,938,855 |
| Lehman Brothers Holdings | 124,730 | | 9,216,300 |
| MBNA | 389,650 | | 9,406,151 |
| Morgan Stanley | 156,900 | | 7,959,537 |
| New York Community Bancorp | 177,826 | | 3,796,585 |
| Radian Group | 78,250 | | 3,466,475 |
| RenaissanceRe Holdings | 103,100 | | 4,961,172 |
| St. Paul Travelers Cos. | 495,150 | | 17,176,754 |
| Simon Property Group | 138,100 | | 7,726,695 |
| SouthTrust | 198,180 | | 8,194,743 |

## Mellon Large Cap Stock Fund (continued)

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Interest Sensitive (continued)** | | | |
| State Street | 193,530 | | 8,735,944 |
| U.S. Bancorp | 449,269 | | 13,253,436 |
| Wells Fargo | 389,240 | | 22,867,850 |
| | | | **343,970,613** |
| **Producer Goods & Services–11.4%** | | | |
| Air Products & Chemicals | 184,120 | | 9,644,206 |
| Boeing | 167,080 | | 8,724,918 |
| Burlington Northern Santa Fe | 187,900 | | 6,726,820 |
| Companhia Vale do Rio Doce, ADR | 87,330 | a | 5,045,054 |
| Cooper Industries, Cl. A | 105,700 | | 5,836,754 |
| Deere & Co. | 155,400 | | 9,832,158 |
| E. I. du Pont de Nemours | 237,890 | | 10,053,231 |
| Freeport-McMoRan Copper & Gold, Cl. B | 225,870 | | 8,499,488 |
| General Dynamics | 79,550 | | 7,767,262 |
| Honeywell International | 298,510 | | 10,740,390 |
| ITT Industries | 82,120 | | 6,495,692 |
| Inco | 203,410 | a,b | 6,944,417 |
| Ingersoll-Rand, Cl. A | 155,400 | | 10,102,554 |
| International Paper | 149,520 | | 5,983,790 |
| PPG Industries | 147,560 | | 8,819,661 |
| Pentair | 301,560 | | 10,023,854 |
| 3M | 170,470 | | 14,039,909 |
| Tyco International | 507,430 | | 15,892,708 |
| United Technologies | 166,970 | | 15,680,153 |
| | | | **176,853,019** |
| **Services–6.9%** | | | |
| Cendant | 654,650 | | 14,160,079 |
| First Data | 171,970 | | 7,265,732 |
| Manpower | 320,890 | | 13,551,185 |
| Nextel Communications, Cl. A | 452,630 | a | 10,496,490 |
| Paychex | 125,060 | | 3,710,530 |
| R. R. Donnelley & Sons | 191,000 | | 5,869,430 |
| The News, ADR | 458,620 | b | 14,331,875 |
| **Services (continued)** | | | |
| Time Warner | 483,080 | a | 7,898,358 |
| Univision Communications Cl. A | 221,880 | a,b | 7,322,040 |
| Walt Disney | 979,330 | | 21,985,958 |
| | | | **106,591,677** |
| **Technology–14.1%** | | | |
| Agilent Technologies | 509,330 | a | 10,441,265 |
| Cisco Systems | 1,196,134 | a | 22,439,474 |
| Dell | 625,922 | a | 21,807,122 |
| EMC | 814,840 | a | 8,775,827 |
| eBay | 100,510 | a | 8,698,135 |
| Intel | 1,101,078 | | 23,441,951 |
| International Business Machines | 180,270 | | 15,267,066 |
| Lexmark International | 94,010 | a | 8,315,185 |
| Linear Technology | 286,190 | | 10,237,016 |
| Maxim Integrated Products | 228,698 | | 9,932,354 |
| Microsoft | 1,641,176 | | 44,804,105 |
| QUALCOMM | 425,180 | | 16,178,099 |
| Symantec | 266,630 | a | 12,787,575 |
| Xilinx | 177,160 | | 4,859,499 |
| | | | **217,984,673** |
| **Utilities–4.3%** | | | |
| Ameren | 101,700 | | 4,758,543 |
| Constellation Energy Group | 204,710 | | 8,413,581 |
| Entergy | 136,640 | | 8,239,392 |
| Exelon | 333,840 | | 12,302,004 |
| PPL | 167,470 | | 8,010,090 |
| SBC Communications | 377,409 | | 9,733,378 |
| Sprint (FON Group) | 328,770 | | 6,470,194 |
| Telefonos de Mexico, ADR | 274,910 | | 8,904,335 |
| | | | **66,831,517** |
| **Total Common Stocks** (cost $1,179,764,311) | | | **1,523,268,376** |

## Mellon Large Cap Stock Fund (continued)

| Short-Term Investments—1.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.57%, dated 8/31/2004, due 9/1/2004, in the amount of $24,181,055 (fully collateralized by $24,679,000 Federal Home Loan Mortgage Corp., Discount Notes, 1.44%, 9/15/2004, value $24,664,193) (cost $24,180,000) | 24,180,000 | **24,180,000** |

| Investment of Cash Collateral for Securities Loaned—1.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $28,881,070) | 28,881,070 c | **28,881,070** |
| **Total Investments** (cost $1,232,825,381) | **101.8%** | **1,576,329,446** |
| **Liabilities, Less Cash and Receivables** | **(1.8%)** | **(27,972,266)** |
| **Net Assets** | **100.0%** | **1,548,357,180** |

*ADR—American Depository Receipts*

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $28,002,327 and the total market value of the collateral held by the fund is $28,881,070.*

[c] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Interest Sensitive | 22.2 | Consumer Staples | 8.5 |
| Technology | 14.1 | Short-Term/Money Market Investments | 3.4 |
| Health Care | 13.8 | Other | 19.1 |
| Producer Goods & Services | 11.4 | | |
| Consumer Cyclical | 9.3 | | **101.8** |

[†] *Based on net assets.*

*See notes to financial statements.*

## Mellon Income Stock Fund

| Common Stocks−97.9% | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Consumer Cyclical−5.7%** | | | **Interest Sensitive (continued)** | | |
| Dana | 104,630 | 1,974,368 | Hartford Financial Services Group | 58,440 | 3,574,190 |
| Ford Motor | 72,140 | 1,017,895 | J.P. Morgan Chase & Co. | 270,049 | 10,688,539 |
| General Motors | 95,650 [a] | 3,951,302 | National City | 39,300 | 1,485,147 |
| Johnson Controls | 47,090 | 2,651,167 | St. Paul Travelers Cos. | 45,200 | 1,567,988 |
| Limited Brands | 71,030 | 1,426,283 | U.S. Bancorp | 139,606 | 4,118,377 |
| May Department Stores | 136,220 | 3,338,752 | Wachovia | 121,320 | 5,691,121 |
| Wendy's International | 35,890 | 1,233,539 | Wells Fargo | 67,800 | 3,983,250 |
| | | **15,593,306** | | | **65,419,404** |
| **Consumer Staples−7.0%** | | | **Producer Goods & Services−16.0%** | | |
| Altria Group | 88,490 | 4,331,586 | Air Products & Chemicals | 32,160 | 1,684,541 |
| Coca-Cola Enterprises | 33,890 | 699,829 | Cooper Industries, Cl. A | 17,900 | 988,438 |
| ConAgra Foods | 47,470 | 1,243,714 | Deere & Co. | 14,210 | 899,067 |
| Kimberly-Clark | 40,190 | 2,680,673 | Emerson Electric | 21,175 | 1,318,144 |
| PepsiCo | 26,472 | 1,323,600 | General Dynamics | 13,300 | 1,298,612 |
| Procter & Gamble | 53,820 | 3,012,305 | General Electric | 370,592 | 12,151,712 |
| Reynolds American | 44,070 | 3,327,285 | Honeywell International | 54,900 | 1,975,302 |
| Sara Lee | 115,050 | 2,546,056 | Hubbell, Cl. B | 60,810 | 2,623,951 |
| | | **19,165,048** | Masco | 46,410 | 1,491,153 |
| **Energy Related−13.8%** | | | Monsanto | 88,440 | 3,236,904 |
| ChevronTexaco | 127,498 | 12,431,055 | Norfolk Southern | 36,480 | 1,036,032 |
| ConocoPhillips | 101,730 | 7,571,764 | PPG Industries | 24,960 | 1,491,859 |
| Exxon Mobil | 249,946 | 11,522,511 | Rockwell Automation | 77,800 | 3,034,200 |
| Occidental Petroleum | 61,810 | 3,192,486 | Sherwin-Williams | 48,710 | 2,011,723 |
| Sunoco | 55,890 | 3,437,235 | Stanley Works | 75,770 | 3,277,810 |
| | | **38,155,051** | 3M | 30,080 | 2,477,389 |
| **Health Care−5.1%** | | | United Technologies | 32,648 | 3,065,974 |
| Aetna | 30,720 | 2,846,208 | | | **44,062,811** |
| Bristol-Myers Squibb | 44,200 | 1,048,866 | **Real Estate−3.5%** | | |
| Eli Lilly & Co. | 11,760 | 746,172 | Friedman, Billings, | | |
| Merck & Co. | 72,100 | 3,242,337 | Ramsey Group, Cl. A | 180,800 | 3,408,080 |
| Novartis, ADR | 28,270 [b] | 1,313,141 | Plum Creek Timber | 143,670 | 4,746,857 |
| Pfizer | 92,468 | 3,020,930 | Simon Property Group | 24,960 | 1,396,512 |
| Wyeth | 47,689 | 1,743,987 | | | **9,551,449** |
| | | **13,961,641** | **Securities & Asset Management−2.6%** | | |
| **Interest Sensitive−23.7%** | | | Bear Stearns Cos. | 15,280 | 1,343,418 |
| Bank of America | 266,240 | 11,975,475 | Lehman Brothers Holdings | 29,506 | 2,180,198 |
| Block (H&R) | 68,870 | 3,323,666 | Merrill Lynch | 37,870 | 1,934,021 |
| Chubb | 21,490 | 1,461,535 | T. Rowe Price Group | 33,900 | 1,679,067 |
| Citigroup | 247,955 | 11,549,744 | | | **7,136,704** |
| Federal National Mortgage Association | 80,596 | 6,000,372 | | | |

## Mellon Income Stock Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Services—6.5%** | | |
| ALLTEL | 82,450 | 4,505,893 |
| Gannett | 16,870 | 1,428,889 |
| McGraw-Hill Cos. | 47,067 | 3,564,384 |
| R. R. Donnelley & Sons | 111,180 | 3,416,561 |
| Time Warner | 157,300 [b] | 2,571,855 |
| Walt Disney | 115,470 | 2,592,301 |
| | | **18,079,883** |
| **Technology—5.7%** | | |
| Automatic Data Processing | 64,900 | 2,581,073 |
| Danaher | 31,740 | 1,632,071 |
| Hewlett-Packard | 144,630 | 2,587,431 |
| Intel | 60,526 | 1,288,598 |
| International Business Machines | 45,636 | 3,864,913 |
| Microsoft | 108,300 | 2,956,590 |
| Sabre Holdings | 36,340 | 835,820 |
| | | **15,746,496** |
| **Utilities—8.3%** | | |
| AT&T | 78,320 | 1,157,570 |
| Constellation Energy Group | 68,800 | 2,827,680 |
| Exelon | 104,740 | 3,859,669 |
| Hawaiian Electric Industries | 80,740 | 2,083,899 |
| NSTAR | 38,800 | 1,893,440 |
| PPL | 76,640 | 3,665,691 |
| SBC Communications | 130,015 | 3,353,087 |
| Telefonos de Mexico, ADR | 37,600 | 1,217,864 |
| **Utilities (continued)** | | |
| Verizon Communications | 71,091 | 2,790,322 |
| | | **22,849,222** |
| **Total Common Stocks** (cost $200,970,503) | | **269,721,015** |

| Short-Term Investments—1.7% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.57% dated 8/31/2004 due 9/1/2004 in the amount of $4,800,209, (fully collateralized by $4,899,000 Federal Home Loan Mortgage Corp. Discount Notes, due 9/15/2004, value $4,896,061) (cost $4,800,000) | 4,800,000 | **4,800,000** |

| Investment of Cash Collateral for Securities Loaned—1.5% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $4,017,300) | 4,017,300 [c] | **4,017,300** |

| | | |
|---|---|---|
| **Total Investments** (cost $209,787,803) | **101.1%** | **278,538,315** |
| **Liabilities, Less Cash and Receivables** | **(1.1%)** | **(2,901,146)** |
| **Net Assets** | **100.0%** | **275,637,169** |

*ADR—American Depository Receipts*

[a] *All of this security is on loan. At August 31, 2004, the total market value of the fund's security on loan is $3,951,302 and the total market value of the collateral held by fund is $4,017,300.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Interest Sensitive | 23.7 | Technology | 5.7 |
| Producer Goods & Services | 16.0 | Consumer Cyclical | 5.7 |
| Energy Related | 13.8 | Short-Term/Money Market Investments | 3.2 |
| Utilities | 8.3 | Other | 11.2 |
| Consumer Staples | 7.0 | | |
| Services | 6.5 | | **101.1** |

† *Based on net assets.*

*See notes to financial statements.*

## Mellon Mid Cap Stock Fund

| Common Stocks–98.3% | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Consumer Cyclical–14.0%** | | | **Energy (continued)** | | |
| Advance Auto Parts | 152,600 a | 5,655,356 | Murphy Oil | 117,900 | 8,902,629 |
| AirTran Holdings | 348,900 a | 4,239,135 | NRG Energy | 269,700 a | 7,376,295 |
| BorgWarner | 144,640 | 6,471,194 | National-Oilwell | 237,800 a | 7,110,220 |
| Brinker International | 205,740 a | 6,264,783 | Newfield Exploration | 176,580 a | 9,773,703 |
| CDW | 108,570 b | 6,351,345 | ONEOK | 296,000 | 6,973,760 |
| Chico's FAS | 201,550 a,b | 8,243,395 | Patterson-UTI Energy | 303,400 | 5,254,888 |
| Claire's Stores | 277,500 | 6,754,350 | Pogo Producing | 136,500 | 6,003,270 |
| Coach | 230,600 a | 9,719,790 | Questar | 112,600 | 4,580,568 |
| Columbia Sportswear | 88,200 a | 4,810,428 | Southwestern Energy | 320,300 a | 11,393,071 |
| Dana | 428,500 | 8,085,795 | Western Gas Resources | 130,200 | 3,635,184 |
| ExpressJet Holdings | 230,600 a | 2,478,950 | XTO Energy | 310,850 | 8,716,234 |
| Family Dollar Stores | 196,600 | 5,200,070 | | | **118,282,889** |
| GTECH Holdings | 374,400 | 8,798,400 | **Health Care–10.4%** | | |
| Hilton Hotels | 404,200 | 7,214,970 | Apria Healthcare Group | 265,100 a | 7,486,424 |
| Lear | 95,900 | 5,167,092 | Bausch & Lomb | 94,200 | 6,212,490 |
| Mandalay Resort Group | 122,200 | 8,290,048 | Beckman Coulter | 96,300 | 5,372,577 |
| Michaels Stores | 130,890 | 7,503,924 | Cephalon | 127,200 a | 5,979,672 |
| Mohawk Industries | 121,460 a | 9,342,703 | Charles River Laboratories International | 142,500 a | 6,205,875 |
| PETsMART | 270,200 | 7,581,812 | Conventry Health Care | 192,250 a | 9,762,455 |
| Polo Ralph Lauren | 198,400 | 7,247,552 | DENTSPLY International | 172,500 | 8,788,875 |
| SUPERVALU | 1 | 26 | Fisher Scientific International | 131,200 a | 7,474,464 |
| Talbots | 188,600 | 5,056,366 | Henry Schein | 103,800 a | 6,464,664 |
| Tractor Supply | 160,600 a | 5,592,092 | IVAX | 428,500 a | 8,295,760 |
| Warnaco Group | 376,300 a | 7,578,682 | Invitrogen | 78,500 a | 3,885,750 |
| Whole Foods Market | 76,100 | 5,915,253 | Omnicare | 176,900 | 5,119,486 |
| Williams-Sonoma | 217,600 a | 7,613,824 | PacifiCare Health Systems | 207,300 a | 6,760,053 |
| | | **167,177,335** | Par Pharmaceutical Cos. | 119,600 a | 4,908,384 |
| **Consumer Staples–4.2%** | | | Perrigo | 206,600 | 4,057,624 |
| Bunge | 195,700 | 7,806,473 | STERIS | 273,690 a | 6,262,027 |
| Constellation Brands, Cl. A | 130,700 a | 4,805,839 | Sierra Health Services | 112,400 a | 4,846,688 |
| Dean Foods | 218,700 a | 8,107,209 | Triad Hospitals | 198,070 a | 6,296,645 |
| Helen of Troy | 290,200 a | 7,835,400 | Varian Medical Systems | 209,600 a | 6,948,240 |
| Loews Corp–Carolina Group | 275,700 | 6,804,276 | Watson Pharmaceuticals | 105,100 a | 2,894,454 |
| Tupperware | 320,400 | 5,469,228 | | | **124,022,607** |
| Tyson Foods, Cl. A | 541,500 | 8,923,920 | **Interest Sensitive–21.4%** | | |
| | | **49,752,345** | AMB Property | 215,600 | 8,052,660 |
| **Energy–9.9%** | | | Affiliated Managers Group | 113,500 a,b | 5,567,175 |
| Cooper Cameron | 165,800 a | 8,444,194 | American Capital Strategies | 222,200 | 6,932,640 |
| ENSCO International | 241,600 | 7,045,056 | Associated Banc–Corp | 384,158 | 12,024,145 |
| Equitable Resources | 151,700 | 7,953,631 | Bank of Hawaii | 241,900 | 11,485,412 |
| FMC Technologies | 241,100 a | 7,406,592 | Chicago Mercantile Exchange | 61,500 b | 8,187,495 |
| Grant Prideco | 422,200 a | 7,713,594 | | | |

## Mellon Mid Cap Stock Fund (continued)

| Common Stocks (continued) | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Interest Sensitive (continued)** | | | **Producer Goods & Services (continued)** | | |
| Compass Bancshares | 264,300 | 12,223,875 | Lennar, Cl. A | 190,500 | 8,724,900 |
| Developers Diversified Realty | 210,840 | 7,950,776 | Lyondell Chemical | 431,700 b | 8,500,173 |
| Everest Re Group | 84,000 | 5,893,440 | McAfee | 368,300 a | 7,284,974 |
| Fidelity National Financial | 300,195 | 11,302,342 | Overseas Shipholding Group | 182,500 | 7,847,500 |
| General Growth Properties | 208,400 | 6,287,428 | Peabody Energy | 150,400 | 8,019,328 |
| Genworth Financial | 296,700 a | 6,743,991 | Pentair | 259,660 | 8,631,098 |
| GreenPoint Financial | 186,080 | 8,196,824 | RPM International | 396,400 | 6,267,084 |
| Hibernia, Cl. A | 484,700 | 13,014,195 | Stanley Works | 147,200 | 6,367,872 |
| Independence Community Bank | 243,800 | 9,566,712 | Toll Brothers | 202,000 a,b | 8,966,780 |
| Jefferies Group | 202,900 | 6,799,179 | United States Steel | 144,900 | 5,348,259 |
| Legg Mason | 119,930 b | 9,675,952 | Washington Group International | 195,400 a | 6,874,172 |
| Montpelier Re Holdings | 167,900 | 5,790,871 | | | **195,804,367** |
| National Commerce Financial | 248,600 | 8,362,904 | | | |
| New York Community Bancorp | 575,400 | 12,284,790 | **Publishing—.3%** | | |
| Old Republic International | 257,490 | 6,063,890 | Scholastic | 122,300 a | **3,577,275** |
| Protective Life | 188,400 | 7,372,092 | **Services—9.2%** | | |
| Providian Financial | 490,600 a | 7,084,264 | ARAMARK, Cl. B | 289,300 | 7,322,183 |
| Radian Group | 170,146 | 7,537,468 | Brightpoint | 22,440 a | 297,330 |
| Rayonier | 187,724 | 8,704,762 | Career Education | 158,000 a | 4,872,720 |
| RenaissanceRe Holdings | 136,100 | 6,549,132 | Ceridian | 182,800 a | 3,379,972 |
| SEMICONDUCTOR HOLDRS TRUST | 386,400 | 11,317,656 | ChoicePoint | 190,800 a | 8,061,300 |
| Sovereign Bancorp | 326,700 | 7,141,662 | DST Systems | 165,800 a | 7,500,792 |
| Willis Group Holdings | 212,100 | 7,417,137 | Deluxe | 159,600 | 6,818,112 |
| Wilmington Trust | 255,700 | 9,496,698 | Dun & Bradstreet | 145,800 a | 8,039,412 |
| | | **255,027,567** | FactSet Research Systems | 196,900 | 8,767,957 |
| | | | Fair Isaac | 172,950 a | 4,657,544 |
| **Producer Goods & Services—16.5%** | | | ITT Educational Services | 140,300 a,b | 4,850,171 |
| Airgas | 238,100 | 5,297,725 | Labor Ready | 292,000 a | 3,617,880 |
| Ashland | 151,000 | 7,765,930 | Manpower | 160,700 | 6,786,361 |
| Briggs & Stratton | 49,000 | 3,679,900 | Nextel Partners | 265,800 a | 3,832,836 |
| C.H. Robinson Worldwide | 182,700 | 7,795,809 | Rent-A-Center | 192,300 a | 5,788,230 |
| Cooper Industries, Cl. A | 89,900 | 4,964,278 | Republic Services | 279,020 | 7,798,609 |
| D.R. Horton | 295,157 | 9,132,158 | Ryder System | 104,950 | 4,597,860 |
| Freeport-McMoRan | | | Sirva | 324,900 a | 6,881,382 |
| Copper & Gold, Cl. B | 176,900 | 6,656,747 | Westwood One | 234,780 a | 5,268,463 |
| Genuine Parts | 185,000 | 7,013,350 | | | **109,139,114** |
| Heartland Express | 396,150 | 6,948,471 | | | |
| Hovnanian Enterprises, Cl. A | 163,500 a | 5,627,670 | **Technology—8.1%** | | |
| IMC Global | 654,500 b | 10,432,730 | ADTRAN | 201,000 | 5,382,780 |
| Inco | 234,700 a,b | 8,012,658 | Activision | 333,700 a | 4,801,943 |
| International Steel Group | 161,300 a | 4,903,520 | Arrow Electronics | 325,600 a | 7,045,984 |
| Joy Global | 222,900 | 6,756,099 | Avnet | 313,000 a | 4,970,440 |
| L-3 Communications Holdings | 163,460 | 10,239,134 | CheckFree | 282,900 a | 7,709,025 |
| Landstar System | 147,600 a | 7,746,048 | Citrix Systems | 373,900 a | 5,948,749 |
| | | | International Rectifier | 155,200 a | 5,099,872 |

## Mellon Mid Cap Stock Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| MEMC Electronic Materials | 531,100 [a] | 4,248,800 |
| Microchip Technology | 276,500 | 7,296,835 |
| Plantronics | 93,300 | 3,624,705 |
| Polycom | 179,900 [a] | 3,513,447 |
| SanDisk | 299,800 [a] | 7,000,330 |
| Storage Technology | 224,100 [a] | 5,434,425 |
| Sybase | 441,090 [a] | 5,879,730 |
| Tech Data | 193,300 [a] | 7,279,678 |
| Tektronix | 231,400 | 6,611,098 |
| Zebra Technologies | 85,800 [a] | 4,903,470 |
| | | **96,751,311** |
| **Utilities—4.3%** | | |
| AES | 684,100 [a] | 6,902,569 |
| CenturyTel | 215,800 | 6,946,602 |
| Energy East | 293,360 | 7,149,183 |
| Great Plains Energy | 203,600 | 6,140,576 |
| Pepco Holdings | 380,700 [b] | 7,857,648 |
| SCANA | 208,100 [b] | 7,895,314 |
| Wisconsin Energy | 264,390 | 8,658,772 |
| | | **51,550,664** |
| **Total Common Stocks** | | |
| (cost $957,759,857) | | **1,171,085,474** |

| Short-Term Investments—2.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.57% dated 8/31/2004, due 9/1/2004 in the amount of $27,401,195 (fully collateralized by $27,965,000 Federal Home Loan Mortgage Notes, 0%, 9/15/2004, value $27,948,221) (cost $27,400,000) | 27,400,000 | **27,400,000** |

| Investment of Cash Collateral for Securities Loaned—3.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $38,193,599) | 38,193,599 [c] | **38,193,599** |
| **Total Investments** (cost $1,023,353,456) | **103.8%** | **1,236,679,073** |
| **Liabilities, Less Cash and Receivables** | **(3.8%)** | **(45,530,194)** |
| **Net Assets** | **100.0%** | **1,191,148,879** |

[a] Non-income producing.

[b] All or a portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $37,156,712 and the total market value of the collateral held by the fund is $38,193,599.

[c] Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Interest Sensitive | 21.4 | Services | 9.2 |
| Producer Goods & Services | 16.5 | Technology | 8.1 |
| Consumer Cyclical | 14.0 | Short-Term/Money Market Investments | 5.5 |
| Health Care | 10.4 | Other | 8.8 |
| Energy | 9.9 | | **103.8** |

† Based on net assets.

See notes to financial statements.

## Mellon Small Cap Stock Fund

| Common Stocks−97.6% | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Consumer Cyclical−14.7%** | | | **Consumer Staples (continued)** | | |
| Aeropostale | 89,450 a | 2,786,368 | Jarden | 69,800 a | 2,114,242 |
| Alaska Air Group | 71,400 a | 1,680,756 | Performance Food Group | 135,200 a | 2,974,400 |
| AnnTaylor Stores | 121,600 a | 2,939,072 | Ralcorp Holdings | 89,100 a | 3,245,913 |
| bebe stores | 168,350 a | 3,058,920 | Sanderson Farms | 53,900 | 1,842,841 |
| Brown Shoe | 92,800 | 2,461,056 | | | **20,306,795** |
| Cache | 151,100 a | 2,030,784 | | | |
| Callaway Golf | 314,600 | 3,803,514 | **Energy−9.0%** | | |
| Choice Hotels International | 94,400 | 4,895,584 | AGL Resources | 92,200 | 2,811,178 |
| Dick's Sporting Goods | 123,200 a | 3,989,216 | American States Water | 110,300 | 2,740,955 |
| ExpressJet Holdings | 251,200 a | 2,700,400 | Cal Dive International | 131,700 a | 3,933,879 |
| Finish Line, Cl. A | 88,700 | 2,573,187 | Cimarex Energy | 153,600 a | 4,597,248 |
| GameStop, Cl. A | 147,200 a | 2,467,072 | Dynegy, Cl. A | 639,400 a | 2,787,784 |
| Helen of Troy | 106,800 a | 2,883,600 | Energen | 104,100 | 4,938,504 |
| Kerzner International | 78,900 a | 3,521,307 | Energy Partners | 224,300 a | 3,429,547 |
| Lone Star Steakhouse & Saloon | 158,200 | 3,668,658 | Frontier Oil | 127,300 | 2,599,466 |
| Multimedia Games | 127,100 a | 1,835,324 | Headwaters | 67,400 a | 2,063,114 |
| NBTY | 202,400 a | 4,843,432 | New Jersey Resources | 119,945 | 4,899,753 |
| Oakley | 243,700 | 2,795,239 | Oil States International | 165,000 a | 2,656,500 |
| Oshkosh Truck | 96,740 | 4,929,870 | Parker Drilling | 471,000 a | 1,526,040 |
| Polaris Industries | 69,700 b | 3,287,052 | Patina Oil & Gas | 120,400 | 3,223,108 |
| Russell | 183,100 | 3,270,166 | Plains Exploration & Production | 152,300 a | 2,956,143 |
| SCP Pool | 77,400 | 3,265,506 | Southwestern Energy | 200,500 a | 7,131,785 |
| Shuffle Master | 80,999 a,b | 2,684,307 | Stone Energy | 137,100 a | 5,703,360 |
| Sonic | 172,750 a | 3,860,962 | Unit | 222,000 a | 6,970,800 |
| Stage Stores | 92,700 a | 2,960,838 | World Fuel Services | 76,900 | 2,705,342 |
| Steak n Shake | 203,900 a | 3,507,080 | | | **67,674,506** |
| Stride Rite | 233,500 | 2,306,980 | | | |
| Toro | 73,500 | 4,789,995 | **Health Care−9.9%** | | |
| Tractor Supply | 136,900 a | 4,766,858 | AMERIGROUP | 74,200 a | 3,809,428 |
| Urban Outfitters | 135,800 a | 4,121,530 | Advanced Medical Optics | 110,100 a | 4,097,922 |
| Wabash National | 129,500 a | 3,435,635 | American Medical Security Group | 138,605 a | 3,124,157 |
| Wolverine World Wide | 156,700 | 3,779,604 | Axcan Pharma | 191,000 a | 3,374,970 |
| Yankee Candle | 59,200 a | 1,604,912 | Bradley Pharmaceuticals | 149,790 a,b | 3,609,939 |
| Zale | 126,600 a | 3,243,492 | CONMED | 99,600 a | 2,435,220 |
| | | **110,748,276** | Cooper Cos. | 107,280 | 6,216,876 |
| **Consumer Staples−2.7%** | | | Diagnostic Products | 77,190 | 3,120,020 |
| American Italian Pasta, Cl. A | 84,100 b | 2,274,905 | Haemonetics | 87,300 a | 2,760,426 |
| Blyth | 60,800 | 1,824,608 | IDEXX Laboratories | 92,230 a | 4,492,523 |
| Flowers Foods | 152,150 | 3,844,830 | Mentor | 66,500 | 2,339,470 |
| Fresh Del Monte Produce | 84,300 | 2,185,056 | Merit Medical Systems | 188,745 a | 3,229,427 |
| | | | Mine Safety Appliances | 49,100 | 1,940,923 |
| | | | PSS World Medical | 278,200 a | 3,001,778 |

## Mellon Small Cap Stock Fund (continued)

| Common Stocks (continued) | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Health Care (continued)** | | | **Interest Sensitive (continued)** | | |
| Pediatrix Medical Group | 68,400 [a] | 4,794,840 | UCBH Holdings | 100,400 | 4,031,060 |
| PolyMedica | 119,900 | 3,646,159 | UICI | 190,400 [a] | 5,295,024 |
| RehabCare Group | 151,800 [a] | 3,489,882 | U.S.I. Holdings | 167,900 [a] | 2,159,194 |
| Sierra Health Services | 102,200 [a] | 4,406,864 | Wintrust Financial | 72,700 | 3,989,776 |
| Techne | 62,100 [a] | 2,405,754 | | | **120,252,767** |
| United Therapeutics | 86,500 [a] | 2,569,915 | | | |
| VCA Antech | 148,800 [a] | 2,851,008 | **Producer Goods & Services—22.7%** | | |
| VISX | 113,400 [a] | 2,299,752 | AMCOL International | 127,800 | 2,186,658 |
| | | **74,017,253** | Acuity Brands | 118,500 | 2,726,685 |
| **Interest Sensitive—16.0%** | | | Alliant Techsystems | 61,080 [a] | 3,538,975 |
| Allmerica Financial | 90,500 [a] | 2,624,500 | Applied Industrial Technologies | 81,100 | 2,423,268 |
| Arch Capital Group | 54,700 [a] | 2,002,020 | AptarGroup | 79,600 | 3,617,024 |
| BankUnited Financial, Cl. A | 165,300 [a] | 4,674,684 | Arch Coal | 76,500 | 2,465,595 |
| Capital Automotive REIT | 102,500 | 3,164,175 | Armor Holdings | 120,000 [a] | 4,255,200 |
| Commerce Group | 55,100 | 2,642,045 | Barnes Group | 71,500 | 1,857,570 |
| East West Bancorp | 81,100 | 2,938,253 | Briggs & Stratton | 44,580 | 3,347,958 |
| Equity One | 201,200 | 3,987,784 | Building Materials Holding | 244,200 | 5,523,804 |
| First American | 128,900 | 3,734,233 | CLARCOR | 30,600 | 1,355,580 |
| First BanCorp | 67,500 | 3,102,300 | Carpenter Technology | 108,700 | 4,815,410 |
| First Midwest Bancorp | 114,700 | 3,949,121 | Commercial Metals | 154,200 | 5,393,916 |
| FirstFed Financial | 94,900 [a] | 4,327,440 | Compass Minerals International | 157,100 | 3,372,937 |
| Flagstar Bancorp | 287,800 | 6,213,602 | Corrections Corporation of America | 71,400 [a] | 2,473,296 |
| Fremont General | 160,500 | 3,235,680 | Curtiss-Wright | 83,400 | 4,557,810 |
| Horace Mann Educators | 176,800 | 3,000,296 | Engineered Support Systems | 79,900 | 3,452,479 |
| Hudson United Bancorp | 114,800 | 4,156,908 | EnPro Industries | 131,000 [a] | 2,745,760 |
| IPC Holdings | 120,440 | 4,370,768 | FMC | 96,700 [a] | 4,470,441 |
| IndyMac Bancorp | 129,700 | 4,474,650 | Georgia Gulf | 77,600 | 2,944,920 |
| Jackson Hewitt Tax Service | 168,700 | 3,264,345 | Griffon | 129,200 [a] | 2,586,584 |
| La Quinta | 316,400 [a] | 2,480,576 | Heartland Express | 193,500 | 3,393,990 |
| MAF Bancorp | 82,300 | 3,442,609 | Hecla Mining | 420,200 [a] | 2,512,796 |
| MeriStar Hospitality | 418,000 [a] | 2,407,680 | Hughes Supply | 79,410 | 4,811,452 |
| New Century Financial | 120,300 [b] | 6,452,892 | IDEX | 79,350 | 2,437,632 |
| Newcastle Investment | 134,300 | 4,065,261 | Joy Global | 134,500 | 4,076,695 |
| Northwest Bancorp | 117,000 | 2,510,820 | Landstar System | 84,400 [a] | 4,429,312 |
| Platinum Underwriters Holdings | 84,900 | 2,409,462 | Lennox International | 137,300 | 2,232,498 |
| R&G Financial, Cl. B | 79,700 | 2,756,026 | M.D.C. Holdings | 48,434 | 3,334,681 |
| Raymond James Financial | 104,550 | 2,532,201 | Minerals Technologies | 47,300 | 2,656,841 |
| Republic Bancorp | 165,800 | 2,438,918 | OM Group | 87,300 [a] | 2,972,565 |
| Saxon Capital | 78,870 [a] | 1,983,580 | Offshore Logistics | 94,300 [a] | 2,810,140 |
| South Financial Group | 191,100 | 5,434,884 | Overnite | 122,800 | 3,738,032 |
| | | | Overseas Shipholding Group | 81,700 | 3,513,100 |

## Mellon Small Cap Stock Fund (continued)

| Common Stocks (continued) | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Producer Goods & Services (continued)** | | | **Technology (continued)** | | |
| Quanex | 85,700 | 3,949,056 | Anixter International | 110,040 | 3,881,111 |
| RTI International Metals | 203,400 a | 3,028,626 | Avid Technology | 86,100 a | 3,725,547 |
| Reliance Steel & Aluminum | 57,400 | 2,177,182 | Axcelis Technologies | 382,800 a | 2,985,840 |
| Simpson Manufacturing | 93,700 | 5,294,050 | Benchmark Electronics | 68,450 a | 1,968,622 |
| Standard Pacific | 97,910 | 4,941,518 | Black Box | 38,900 | 1,409,736 |
| Steel Dynamics | 103,500 | 3,245,760 | C-COR | 232,900 a | 1,830,594 |
| Teledyne Technologies | 191,300 a | 4,619,895 | Checkpoint Systems | 217,190 a | 3,279,569 |
| Thomas & Betts | 90,800 a | 2,233,680 | Cognex | 77,400 | 2,071,998 |
| Timken | 303,200 | 7,049,400 | CommScope | 129,200 a | 2,567,204 |
| URS | 70,200 a | 1,733,940 | Cree | 104,300 a | 2,608,543 |
| United Stationers | 114,570 a | 4,716,847 | EMS Technologies | 156,400 a | 2,502,400 |
| Universal Forest Products | 85,800 | 2,564,562 | EPIQ Systems | 190,900 a,b | 3,050,582 |
| WCI Communities | 88,820 a | 2,129,903 | eResearch Technology | 75,300 a | 1,514,283 |
| Watsco | 118,400 | 3,443,072 | Esterline Technologies | 76,220 a | 2,418,461 |
| Woodward Governor | 52,880 | 3,109,344 | FLIR Systems | 92,300 a | 5,387,551 |
| Yellow Roadway | 79,100 a,b | 3,246,264 | Global Imaging Systems | 108,900 a | 3,049,200 |
| | | **170,514,703** | Hyperion Solutions | 88,000 a | 3,217,280 |
| | | | j2 Global Communications | 129,500 a,b | 3,271,170 |
| **Services−7.4%** | | | Kronos | 72,200 a | 3,088,716 |
| Acxiom | 114,450 | 2,571,692 | Manhattan Associates | 82,200 a | 1,918,548 |
| American Greetings, Cl. A | 114,100 a,b | 2,746,387 | Mercury Computer Systems | 153,600 a | 4,150,272 |
| CACI International, Cl. A | 48,130 a | 2,343,450 | Methode Electronics | 274,600 | 3,619,228 |
| Cerner | 139,010 a,b | 6,090,028 | Park Electrochemical | 68,400 | 1,515,060 |
| Consolidated Graphics | 92,430 a | 3,775,765 | Photronics | 214,000 a | 3,070,900 |
| Corillian | 524,400 a | 2,359,800 | SeaChange International | 181,800 a,b | 2,777,904 |
| eFunds | 201,400 a | 2,990,790 | Sigmatel | 152,100 a | 2,553,759 |
| FactSet Research Systems | 61,900 | 2,756,407 | Supertex | 124,600 a | 2,125,676 |
| G & K Services, Cl. A | 85,700 | 3,120,337 | TALX | 120,400 | 2,559,704 |
| Global Payments | 64,400 | 2,856,784 | Take-Two Interactive Software | 167,200 a,b | 5,475,800 |
| Healthcare Services Group | 135,750 | 2,416,350 | Tradestation Group | 386,600 a | 2,435,580 |
| Korn/Ferry International | 93,900 a | 1,668,603 | Verint Systems | 96,680 a | 2,972,910 |
| Labor Ready | 303,700 a | 3,762,843 | X-Rite | 237,500 | 3,325,000 |
| ManTech International, Cl. A | 198,100 a | 3,173,562 | | | **100,241,174** |
| Metal Management | 154,700 a | 2,574,208 | | | |
| Navigant Consulting | 229,700 a | 4,403,349 | **Utilities−1.8%** | | |
| Regis | 59,870 | 2,450,479 | CH Energy Group | 65,200 | 2,973,772 |
| WCA Waste | 94,500 | 790,020 | CMS Energy | 277,100 a | 2,660,160 |
| Watson Wyatt & Co. Holdings | 109,800 | 2,766,960 | Cleco | 200,600 | 3,524,542 |
| | | **55,617,814** | OGE Energy | 155,800 | 4,050,800 |
| **Technology−13.4%** | | | | | **13,209,274** |
| ANSYS | 89,700 a | 4,045,470 | **Total Common Stocks** | | |
| Agilysys | 248,200 | 3,866,956 | (cost $607,275,539) | | **732,582,562** |

## Mellon Small Cap Stock Fund (continued)

| Short-Term Investments–2.5% | Principal Amount ($) | Value ($) | Investment of Cash Collateral for Securities Loaned–3.3% | Shares | Value ($) |
|---|---|---|---|---|---|
| **Repurchase Agreements;** | | | **Registered Investment Company;** | | |
| Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.57% dated 8/31/2004, due 9/1/2004 in the amount of $18,600,811 (fully collateralized by $18,984,000 Federal Home Loan Mortgage Notes, 1.625%, 9/15/2004, value $18,972,610) (cost $18,600,000) | 18,600,000 | **18,600,000** | Dreyfus Institutional Cash Advantage Plus Fund (cost $25,041,500) | 25,041,500 c | **25,041,500** |
| | | | **Total Investments** (cost $650,917,039) | **103.4%** | **776,224,062** |
| | | | **Liabilities, Less Cash and Receivables** | **(3.4%)** | **(25,277,867)** |
| | | | **Net Assets** | **100.0%** | **750,946,195** |

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $24,203,627 and the total market value of the collateral held by the fund is $25,041,500.*

[c] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Producer Goods & Services | 22.7 | Energy | 9.0 |
| Interest Sensitive | 16.0 | Short-Term/Money Market Investments | 5.8 |
| Consumer Cyclical | 14.7 | Other | 11.9 |
| Technology | 13.4 | | |
| Health Care | 9.9 | | **103.4** |

[†] *Based on net assets.*

*See notes to financial statements.*

## Mellon International Fund

| Common Stocks—94.5% | Shares | Value ($) |
|---|---|---|
| **Australia—1.4%** | | |
| Amcor | 1,033,817 | 5,341,647 |
| National Australia Bank | 539,843 | 10,141,267 |
| National Australia Bank, ADR | 10,097 | 950,531 |
| Santos | 365,553 | 1,700,677 |
| | | **18,134,122** |
| **Belgium—1.5%** | | |
| Dexia | 155,976 | 2,691,999 |
| Dexia (Strip) | 199,820 [a] | 2,434 |
| Fortis | 736,947 | 16,408,154 |
| | | **19,102,587** |
| **Denmark—.8%** | | |
| Danske Bank | 394,900 | **9,553,250** |
| **Finland—2.1%** | | |
| Nokia | 259,200 | 3,037,088 |
| Nokia, ADR | 375,080 | 4,455,950 |
| Sampo, Cl. A | 972,710 | 9,632,105 |
| UPM-Kymmene | 486,000 | 9,293,584 |
| | | **26,418,727** |
| **France—8.3%** | | |
| Assurances Generales de France | 15,698 | 897,692 |
| BNP Paribas | 182,688 | 11,074,521 |
| Carrefour | 284,950 | 13,389,926 |
| Credit Agricole | 40,000 | 1,008,504 |
| France Telecom | 640,750 [a] | 15,163,823 |
| L' Air Liquide | 1 | 157 |
| Sanofi-Aventis | 120,398 [b] | 8,564,054 |
| Schneider Electric | 131,056 | 8,212,768 |
| Societe Nationale d'Etude et de Construction de Moteurs d'Avion | 359,700 [a] | 7,272,702 |
| Thomson | 866,975 | 16,473,218 |
| Total | 60,970 | 11,889,260 |
| Total, ADR | 79,311 | 7,771,685 |
| Valeo | 72,400 | 2,852,727 |
| | | **104,571,037** |
| **Germany—7.0%** | | |
| Deutsche Bank | 155,940 | 10,615,463 |
| Deutsche Boerse | 33,900 | 1,637,982 |
| Deutsche Lufthansa | 835,127 [a] | 9,724,286 |
| Deutsche Post | 687,955 | 13,700,142 |
| Deutsche Postbank | 194,409 | 6,866,915 |
| E.ON | 167,625 | 11,923,367 |
| Heidelberger Druckmaschinen | 178,751 [a] | 5,290,565 |
| **Germany (continued)** | | |
| KarstadtQuelle | 531,794 | 8,426,903 |
| Medion | 169,362 | 2,661,050 |
| Schering | 81,100 | 4,509,298 |
| Volkswagen | 354,827 | 13,700,083 |
| | | **89,056,054** |
| **Greece—.7%** | | |
| Hellenic Telecommunications Organization | 735,950 | **9,358,281** |
| **Hong Kong—.5%** | | |
| Bank of East Asia | 1,588,929 | 4,369,555 |
| Citic Pacific | 309,100 | 790,583 |
| Dah Sing Financial | 2,489 | 17,870 |
| MTR | 1,103,823 | 1,691,113 |
| | | **6,869,121** |
| **Ireland—1.7%** | | |
| Bank of Ireland | 1,575,160 | **21,199,921** |
| **Italy—4.5%** | | |
| Banche Popolari Unite Scrl | 252,129 | 4,078,196 |
| Benetton | 570,835 | 6,236,635 |
| Eni | 714,444 | 14,627,941 |
| Finmeccanica | 16,665,790 | 11,062,918 |
| San Paolo IMI | 365,167 | 4,087,468 |
| UniCredito Italiano | 3,491,900 | 16,757,349 |
| | | **56,850,507** |
| **Japan—26.5%** | | |
| AIFUL | 107,700 | 10,798,599 |
| ALPS ELECTRIC | 724,700 | 8,978,290 |
| CANON | 255,000 | 12,188,444 |
| Credit Saison | 483,100 | 16,013,387 |
| DENTSU | 2,534 | 6,125,593 |
| FUJI MACHINE MANUFACTURING | 149,300 | 1,457,319 |
| FUNAI ELECTRIC | 53,100 | 7,434,292 |
| Fuji Heavy Industries | 1,287,000 | 6,528,688 |
| Fuji Photo Film | 432,000 | 13,607,545 |
| HONDA MOTOR | 409,700 | 20,408,094 |
| Kao | 482,000 | 11,872,356 |
| Kuraray | 911,100 | 6,840,967 |
| LAWSON | 255,600 | 9,104,331 |
| MABUCHI MOTOR | 168,600 | 11,871,935 |
| MINEBEA | 2,408,600 | 10,255,462 |
| MURATA MANUFACTURING | 174,300 | 8,666,322 |

## Mellon International Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Matsumotokiyoshi | 332,850 | 8,533,834 |
| NIPPON TELEGRAPH AND TELEPHONE | 1,604 | 6,961,780 |
| Nippon Express | 2,646,000 | 13,640,674 |
| OLYMPUS | 229,200 | 4,365,315 |
| RINNAI | 356,300 | 10,309,569 |
| ROHM | 111,100 | 11,546,424 |
| SFCG | 46,670 | 9,743,393 |
| SKYLARK | 507,800 | 9,183,271 |
| SOHGO SECURITY SERVICES | 362,000 | 4,650,545 |
| SUMITOMO CHEMICAL | 2,057,000 | 9,248,118 |
| Sekisui House | 944,500 | 9,513,323 |
| 77 Bank | 1,590,000 | 9,579,892 |
| Shin-Etsu Chemical | 379,200 | 13,263,840 |
| Shiseido | 692,000 | 8,928,010 |
| Sumitomo Bakelite | 1,132,700 | 6,990,567 |
| TDK | 53,400 | 3,545,005 |
| Takeda Pharmaceutical | 313,900 | 14,198,938 |
| Toyota Motor | 212,300 | 8,397,912 |
| Yamaha Motor | 755,200 | 11,195,576 |
| | | **335,947,610** |
| **Luxembourg–.3%** | | |
| Arcelor | 207,600 | **3,542,524** |
| **Netherlands–6.1%** | | |
| ABN AMRO | 374,935 | 7,964,339 |
| Aegon | 1,041,900 | 11,116,740 |
| Akzo Nobel | 349,196 [b] | 11,760,118 |
| DSM | 117,520 | 5,722,712 |
| Heineken | 222,820 | 6,741,446 |
| Koninklijke (Royal) Philips Electronics | 264,770 | 6,107,958 |
| Koninklijke (Royal) Philips Electronics (New York Shares) | 240,980 | 5,590,736 |
| Royal Dutch Petroleum | 230,150 | 11,622,179 |
| Wolters Kluwer | 640,003 | 10,554,750 |
| | | **77,180,978** |
| **New Zealand–.2%** | | |
| Carter Holt Harvey | 1,316,783 | **2,122,705** |
| **Norway–.5%** | | |
| Norsk Hydro | 106,020 | **6,623,939** |
| **Portugal–.0%** | | |
| Portugal Telecom | 5,400 | **55,051** |
| **Singapore–1.5%** | | |
| DBS | 1,524,840 | 13,911,635 |
| MobileOne | 750,900 | 707,029 |
| Singapore Technologies Engineering | 3,184,000 | 3,910,404 |
| | | **18,529,068** |
| **Spain–2.6%** | | |
| Banco de Sabadell | 198,200 | 3,947,014 |
| Endesa | 857,701 | 15,900,027 |
| Repsol YPF, ADR | 590,751 | 12,252,176 |
| | | **32,099,217** |
| **Sweden–1.0%** | | |
| Electrolux, Cl. B | 629,530 | 11,542,768 |
| Investor, Cl. B | 157,866 | 1,610,426 |
| | | **13,153,194** |
| **Switzerland–7.4%** | | |
| Clariant | 628,834 | 7,645,096 |
| Julius Baer | 21,651 | 5,819,977 |
| Lonza | 239,703 | 10,634,964 |
| Nestle | 68,710 | 16,245,871 |
| Novartis | 513,940 | 23,755,575 |
| Swiss Re | 205,770 | 11,647,358 |
| Swisscom | 320 | 105,724 |
| UBS | 166,619 | 11,167,564 |
| Zurich Financial Services | 46,940 [a] | 6,549,811 |
| | | **93,571,940** |
| **United Kingdom–19.9%** | | |
| BAA | 909,770 | 9,103,245 |
| BAE Systems | 2,571,234 | 9,294,534 |
| BOC | 486,824 | 7,850,982 |
| BT | 3,815,200 | 12,587,516 |
| Barclays | 1,387,187 | 12,867,436 |
| Bunzl | 1,301,245 | 9,947,102 |
| Cadbury Schweppes | 1,479,932 | 11,886,695 |
| Centrica | 1,973,100 | 8,750,963 |
| Diageo | 1,228,196 | 15,134,840 |
| easyJet | 1,296,600 [a] | 3,412,955 |
| GKN | 3,420,382 | 13,628,201 |
| GlaxoSmithKline | 1,184,231 | 24,147,416 |
| Lloyds TSB | 1,118,900 | 8,411,994 |

## Mellon International Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **United Kingdom (continued)** | | |
| Marks & Spencer | 883,900 | 5,609,413 |
| RMC | 98,200 | 1,125,119 |
| Rexam | 813,463 | 6,475,006 |
| Rio Tinto | 752,264 | 18,702,781 |
| Royal Bank of Scotland | 597,021 | 16,651,431 |
| Sainsbury (J) | 2,359,370 | 11,077,802 |
| Scottish and Southern Energy | 811,430 | 10,781,773 |
| Shell Transport & Trading | 2,943,543 | 21,519,536 |
| Unilever | 924,160 | 7,930,960 |
| Vodafone | 2,299,600 | 5,234,260 |
| | | **252,131,960** |
| **Total Common Stocks** | | |
| (cost $1,052,475,729) | | **1,196,071,793** |
| **Preferred Stocks–.0%** | | |
| **Germany;** | | |
| Henkel KGaA | | |
| (cost $115,779) | 1,500 | **109,072** |

| Short-Term Investments–3.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Bear Stearns & Co., 1.52%, dated 8/31/2004, due 9/1/2004 in the amount of $41,401,748 (fully collateralized by $28,735,000 U.S. Treasury Bond, 13.25%, 5/15/2014, value $42,128,384) (cost $41,400,000) | 41,400,000 | **41,400,000** |

| Investment of Cash Collateral for Securities Loaned–.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $172,448) | 172,448 [c] | **172,448** |

| | | Value (%) | Value ($) |
|---|---|---|---|
| **Total Investments** (cost $1,094,163,956) | | 97.8% | 1,237,753,313 |
| **Cash and Receivables (Net)** | | 2.2% | 28,150,580 |
| **Net Assets** | | 100.0% | 1,265,903,893 |

*ADR—American Depository Receipts*

[a] *Non-income producing.*

[b] *A portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $164,211 and the total market value of the collateral held by the fund is $172,448.*

[c] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 13.7 | Utilities | 3.6 |
| Chemicals | 8.9 | Short-Term/Money Market Investments | 3.3 |
| Financial Services | 7.3 | Aerospace & Military Technology | 2.8 |
| Food & Household Products | 6.3 | Beverages & Tobacco | 2.7 |
| Automobiles | 5.9 | Transportation | 2.7 |
| Energy | 5.0 | Appliances & Household Durables | 2.2 |
| Electronic Components | 4.5 | Textiles & Apparel | 2.2 |
| Healthcare | 4.5 | Other | 18.3 |
| Telecommunications | 3.9 | | **97.8** |

[†] *Based on net assets.*

*See notes to financial statements.*

## Mellon Emerging Markets Fund

| Common Stocks–92.4% | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Brazil–6.6%** | | | **India–11.9%** | | |
| Banco Itau, ADR | 159,500 | 8,038,800 | Bharat Petroleum | 936,948 | 6,978,465 |
| Brasil Telecom Participacoes, ADR | 147,100 | 4,799,873 | Dr. Reddy's Laboratories | 116,900 | 1,763,256 |
| Companhia Brasileira de Distribuicao Grupo Pao de Acucar, ADR | 194,300 | 4,002,580 | Dr. Reddy's Laboratories, ADR | 463,300 | 7,320,140 |
| | | | Gail India | 927,281 | 3,627,200 |
| Companhia de Bebidas das Americas, ADR | 383,410 | 8,319,997 | Gail India, GDR | 236,500 [a] | 5,483,253 |
| | | | Hindalco Industries, GDR | 445,000 [a] | 11,036,000 |
| Companhia de Saneamento Basico do Estado de Sao Paulo | 149,200 | 7,102,165 | Hindustan Lever | 4,192,973 | 10,138,895 |
| | | | Hindustan Petroleum | 1,166,557 | 7,864,405 |
| Empresa Brasileira de Aeronautica, ADR | 193,550 | 5,138,753 | ICICI Bank | 1,198,261 | 6,982,034 |
| Petroleo Brasileiro, ADR | 659,220 | 20,271,015 | ICICI Bank, ADR | 258,225 | 3,150,345 |
| Tele Celular Sul Participacoes, ADR | 193,813 | 2,659,113 | ITC | 424,247 | 9,335,348 |
| Telecomunicacoes Brasileiras, ADR (Pfd Block) | 210,700 | 6,040,768 | Mahanagar Telephone Nigam | 3,728,330 | 9,829,650 |
| | | **66,373,064** | Mahanagar Telephone Nigam, ADR | 256,450 | 1,682,312 |
| **Chile–.3%** | | | NIIT | 146,877 | 444,965 |
| Banco Santander Chile, ADR | 122,100 | **3,333,330** | NIIT Technologies | 220,316 | 806,411 |
| **China–1.5%** | | | Oil and Natural Gas | 307,956 | 4,594,036 |
| China Telecom, Cl. H | 8,479,500 | 2,744,967 | Reliance Industries | 1,775,680 | 17,921,247 |
| Huadian Power International, Cl. H | 25,810,400 | 7,528,033 | Satyam Computer Services | 358,370 | 2,537,911 |
| Qingling Motors, Cl. H | 8,582,000 | 1,078,251 | State Bank of India, GDR | 363,200 [a] | 7,743,424 |
| Sinopec Yizheng Chemical Fibre, Cl. H | 19,060,000 | 3,714,256 | | | **119,239,297** |
| | | **15,065,507** | **Indonesia–2.3%** | | |
| **Croatia–.5%** | | | PT Astra Agro Lestari | 8,029,200 | 2,163,685 |
| Pliva, GDR | 346,200 [a] | **4,927,118** | PT Bank Mandiri | 27,760,500 | 3,703,375 |
| **Czech Republic–.1%** | | | PT Gudang Garam | 3,042,700 | 4,140,280 |
| Cesky Telecom | 44,800 | **567,034** | PT Indofood Sukses Makmur | 66,895,500 | 4,819,046 |
| **Egypt–.5%** | | | PT Indonesian Satellite | 2,848,900 | 1,276,988 |
| Commercial International Bank, GDR | 661,000 [a] | 2,663,830 | PT Telekomunikasi Indonesia | 8,787,800 | 7,174,672 |
| Suez Cement, GDR | 210,780 [a] | 2,076,183 | | | **23,278,046** |
| | | **4,740,013** | **Israel–1.4%** | | |
| **Hong Kong–4.2%** | | | Bank Hapoalim | 2,019,930 | 5,480,880 |
| Beijing Enterprises | 629,000 | 798,346 | Koor Industries | 1 [b] | 40 |
| China Mobile (Hong Kong) | 71,900 | 1,051,178 | Supersol | 1,340,786 | 3,089,560 |
| China Mobile (Hong Kong), ADR | 8,014,200 | 23,374,750 | Syneron Medical | 193,900 | 2,307,410 |
| China Resources Enterprise | 6,554,800 | 8,697,715 | Taro Pharmaceutical Industries | 143,600 [b] | 2,976,828 |
| Shanghai Industrial | 4,749,600 | 8,677,154 | | | **13,854,718** |
| | | **42,599,143** | **Malaysia–3.5%** | | |
| **Hungary–2.2%** | | | Gamuda | 6,004,200 | 8,137,271 |
| Gedeon Richter | 78,693 | 8,438,411 | Genting | 2,090,200 | 8,745,836 |
| MOL Magyar Olaj-es Gazipari | 95,574 | 4,167,294 | Kuala Lumpur Kepong | 1,187,100 | 2,030,566 |
| Magyar Tavkozlesi | 2,249,200 | 9,118,825 | Malaysia International Shipping | 962,000 | 3,164,474 |
| | | **21,724,530** | Resorts World | 1,148,000 | 2,673,632 |

## Mellon Emerging Markets Fund (continued)

| Common Stocks (continued) | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Malaysia (continued)** | | | **South Africa (continued)** | | |
| Sime Darby | 7,273,200 | 10,622,700 | Sasol | 813,961 | 13,991,738 |
| | | **35,374,479** | Shoprite Holdings | 2,035,336 | 2,915,822 |
| **Mexico−7.0%** | | | Steinhoff International Holdings | 4,821,770 | 5,955,136 |
| Cemex | 935,944 | 5,311,125 | Tongaat-Hulett Group | 539,429 | 3,717,507 |
| Coca-Cola Femsa, ADR | 737,300 | 15,023,748 | | | **134,722,838** |
| Consorcio ARA | 228,700 b | 612,921 | **South Korea−17.9%** | | |
| Controladora Comercial Mexicana | 5,255,300 | 5,726,086 | CJ | 106,880 | 5,457,702 |
| Desc, Ser. B | 6,871,166 b | 1,980,355 | Cheil Communications | 5,540 | 724,074 |
| Grupo Continental | 1,947,500 | 2,984,438 | Hyundai Department Store | 101,560 | 3,029,601 |
| Kimberly-Clark de Mexico, Cl. A | 4,580,000 | 12,596,459 | Hyundai Development | 311,140 | 3,391,061 |
| Organizacion Soriana, Cl. B | 510,500 | 1,502,724 | Hyundai Motor | 183,880 | 7,968,399 |
| Telefonos de Mexico, ADR | 748,100 | 24,230,959 | INI Steel | 279,330 | 2,898,822 |
| | | **69,968,815** | Industrial Bank of Korea | 604,100 | 3,934,650 |
| **Philippines−.4%** | | | KT, ADR | 967,150 | 16,944,468 |
| ABS-CBN Broadcasting | 1,468,300 | 516,685 | Kangwon Land | 797,047 | 8,721,487 |
| Bank of the Philippine Islands | 4,025,576 | 2,976,595 | Kia Motors | 569,930 | 4,998,952 |
| Manila Electric, Cl. B | 2,801,000 b | 1,060,512 | Kookmin Bank | 432,314 b | 13,816,027 |
| | | **4,553,792** | Kookmin Bank, ADR | 79,440 | 2,538,108 |
| **Poland−2.2%** | | | Korea Electric Power | 1,590,080 | 27,962,762 |
| Bank Przemyslowo-Handlowy | 37,839 | 4,110,009 | Korea Fine Chemical | 11,980 | 112,361 |
| KGHM Polska Miedz | 804,180 b | 6,600,657 | LG Electronics | 88,240 | 4,214,677 |
| Polski Koncern Naftowy Orlen | 190,304 | 1,681,756 | LG Household & Health Care | 130,240 | 3,268,724 |
| Telekomunikacja Polska | 2,600,226 | 10,279,963 | POSCO | 63,550 | 9,133,760 |
| | | **22,672,385** | POSCO, ADR | 81,450 | 2,946,861 |
| **Russia−2.4%** | | | SK Telecom | 44,200 | 6,659,748 |
| LUKOIL, ADR | 164,200 | 19,365,338 | SK Telecom, ADR | 206,700 | 3,906,630 |
| YUKOS, ADR | 276,400 | 4,595,150 | Samsung | 511,290 | 6,171,890 |
| | | **23,960,488** | Samsung Electro-Mechanics | 396,580 b | 10,504,290 |
| **South Africa−13.4%** | | | Samsung Electronics | 40,120 | 15,713,521 |
| ABSA Group | 309,493 | 2,571,602 | Samsung Fire & Marine Insurance | 143,150 | 8,540,517 |
| Alexander Forbes | 482,427 | 784,973 | Samsung SDI | 57,220 | 5,863,622 |
| Anglo American | 770,864 | 17,441,874 | | | **179,422,714** |
| Aveng | 3,929,393 | 4,799,675 | **Taiwan−11.6%** | | |
| BidBEE | 112,034 b | 724,784 | Accton Technology | 3,278,225 b | 1,527,679 |
| Bidvest Group | 1,172,867 | 10,585,570 | Asustek Computer | 7,230,725 | 16,208,084 |
| Illovo Sugar | 811,476 | 931,240 | China Motor | 4,407,000 | 5,160,239 |
| Imperial Holdings | 491,797 | 5,694,976 | Chunghwa Telecom, ADR | 383,100 | 6,535,686 |
| Metro Cash and Carry | 10,693,593 b | 4,192,744 | Compal Electronics | 17,828,348 | 16,931,804 |
| Nampak | 3,934,510 | 8,306,537 | Delta Electronics | 4,580,800 | 5,890,662 |
| Nedcor | 2,566,663 | 21,678,825 | Elan Microelectronics | 2,136,156 | 1,518,400 |
| Old Mutual | 7,341,200 | 14,029,576 | First Financial | 11,247,000 b | 7,861,787 |
| Sanlam | 4,725,200 | 6,391,664 | Nan Ya Plastics | 249 | 345 |
| Sappi | 708,400 | 10,008,595 | Nien Hsing Textile | 2,001,000 | 1,729,223 |

## Mellon Emerging Markets Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Taiwan (continued)** | | |
| Quanta Computer | 5,841,987 | 9,993,666 |
| SinoPac Financial Holdings | 22,372,226 | 11,283,441 |
| Taiwan Cellular | 5,276,806 | 4,980,321 |
| United Microelectronics | 30,925,870 [b] | 21,070,273 |
| United Microelectronics, ADR | 739,538 [b] | 2,810,244 |
| Yageo | 6,548,960 [b] | 2,733,160 |
| | | **116,235,014** |
| **Thailand—1.9%** | | |
| Charoen Pokphand Foods | 15,765,700 | 1,427,956 |
| Delta Electronics | 956,700 | 390,689 |
| Kasikornbank | 4,066,000 [b] | 4,630,569 |
| Krung Thai Bank | 25,364,000 | 4,936,862 |
| PTT Exploration and Production | 278,700 | 1,822,207 |
| Siam Commercial Bank | 5,180,300 | 5,570,255 |
| Siam Makro | 447,400 | 501,947 |
| | | **19,280,485** |
| **Turkey—.6%** | | |
| Tupras-Turkiye Petrol Rafinerileri | 831,033,000 | **6,415,961** |
| **Total Common Stocks** | | |
| (cost $815,061,399) | | **928,308,771** |

| Preferred Stocks—2.7% | | |
|---|---|---|
| **Brazil—2.7%** | | |
| Banco Bradesco | 103,161 | 5,029,407 |
| Companhia de Tecidos Norte de Minas | 53,122 | 4,609,835 |

| Preferred Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Brazil (continued)** | | |
| Companhia Energetica de Minas Gerais | 408,241 | 7,531,606 |
| Companhia Paranaense de Energia | 1,037,560 | 3,544,790 |
| Duratex | 37,900 | 1,346,635 |
| Telecomunicacoes de Sao Paulo | 149,501 | 2,579,365 |
| Telemar Norte Leste | 76,304 | 1,420,240 |
| Telemig Celular Participacoes | 917,685 | 1,370,100 |
| **Total Preferred Stocks** (cost $20,264,411) | | **27,431,978** |

| Short-Term Investments—3.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Bear Stearns & Co., 1.52%, dated 8/31/2004, due 9/1/2004 in the amount of $30,001,267 (collateralized by $19,990,000 U.S. Treasury Bond, 13.25%, 5/15/2014, value $29,307,339 and by $1,175,000 U.S. Treasury Bond, 5.25%, 2/15/2029, value $1,207,900) (cost $30,000,000) | 30,000,000 | **30,000,000** |

| | | | |
|---|---|---|---|
| **Total Investments** (cost $865,325,810) | | 98.1% | 985,740,749 |
| **Cash and Receivables (Net)** | | 1.9% | 19,027,073 |
| **Net Assets** | | 100.0% | 1,004,767,822 |

ADR—American Depository Receipts

[a]  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2004, these securities amounted to $33,929,808 or 3.4% of net assets.

[b]  Non-income producing.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Telecommunications | 13.2 | Multi-Industry | 3.6 |
| Banking | 8.7 | Metals | 3.2 |
| Electronic Components | 7.2 | Wholesale & International Trading | 3.2 |
| Energy | 6.0 | Short-Term Investments | 3.0 |
| Utilities | 5.8 | Food & Household Products | 2.8 |
| Healthcare | 4.7 | Miscellaneous Materials | 2.6 |
| Beverages & Tobacco | 4.7 | Building Materials | 2.4 |
| Energy Equipment & Services | 4.6 | Other | 17.9 |
| Financial Services | 4.5 | | **98.1** |

† Based on net assets.

See notes to financial statements.

## Mellon Balanced Fund

| Common Stocks−43.1% | Shares | Value ($) | | Shares | Value ($) |
|---|---|---|---|---|---|
| **Consumer Cyclical−4.1%** | | | **Health Care (continued)** | | |
| Bed Bath & Beyond | 35,300 a | 1,320,926 | Johnson & Johnson | 35,330 | 2,052,673 |
| CVS | 24,060 | 962,400 | Medtronic | 14,900 | 741,275 |
| Dana | 39,400 | 743,478 | Merck & Co. | 34,450 | 1,549,216 |
| GTECH Holdings | 16,570 | 389,395 | Novartis, ADR | 10,000 | 464,500 |
| Gap | 37,000 | 693,380 | Pfizer | 133,933 | 4,375,591 |
| Home Depot | 30,040 | 1,098,262 | UnitedHealth Group | 27,490 | 1,817,914 |
| Kohl's | 32,100 a | 1,588,308 | Wyeth | 41,450 | 1,515,826 |
| McDonald's | 49,770 | 1,344,785 | | | **20,649,544** |
| NIKE, Cl. B | 6,080 | 457,885 | | | |
| Target | 32,000 | 1,426,560 | **Interest Sensitive−9.7%** | | |
| Wal-Mart Stores | 48,050 | 2,530,794 | Allstate | 18,110 | 854,973 |
| Walgreen | 38,000 | 1,385,100 | American Express | 26,050 | 1,303,021 |
| | | **13,941,273** | American International Group | 47,036 | 3,350,845 |
| **Consumer Staples−3.7%** | | | Bear Stearns Cos. | 7,730 | 679,622 |
| Altria Group | 35,200 | 1,723,040 | Capital One Financial | 13,770 | 933,055 |
| Archer-Daniels-Midland | 31,500 | 503,055 | Citigroup | 57,326 | 2,670,245 |
| Coca-Cola | 45,850 | 2,049,953 | Fannie Mae | 18,700 | 1,392,215 |
| Fortune Brands | 10,210 | 746,862 | Freddie Mac | 24,430 | 1,639,742 |
| General Mills | 13,100 | 618,975 | General Electric | 124,240 | 4,073,830 |
| Gillette | 21,100 | 896,750 | Goldman Sachs Group | 16,200 | 1,452,330 |
| Kimberly-Clark | 20,840 | 1,390,028 | J.P. Morgan Chase & Co. | 93,022 | 3,681,811 |
| PepsiCo | 40,590 | 2,029,500 | Lehman Brothers Holdings | 12,110 | 894,808 |
| Procter & Gamble | 51,240 | 2,867,903 | MBNA | 37,770 | 911,768 |
| | | **12,826,066** | Morgan Stanley | 15,240 | 773,125 |
| **Energy−3.5%** | | | New York Community Bancorp | 17,273 | 368,779 |
| Apache | 20,760 | 927,764 | Radian Group | 7,550 | 334,465 |
| ConocoPhillips | 26,910 | 2,002,911 | RenaissanceRe Holdings | 10,000 | 481,200 |
| Devon Energy | 21,119 | 1,368,722 | St. Paul Travelers Cos. | 48,000 | 1,665,120 |
| Exxon Mobil | 91,200 | 4,204,320 | Simon Property Group | 13,400 | 749,730 |
| GlobalSantaFe | 16,400 | 457,232 | SouthTrust | 19,250 | 795,987 |
| Halliburton | 15,690 | 457,677 | State Street | 18,800 | 848,632 |
| Nabors Industries | 9,870 a | 435,267 | U.S. Bancorp | 43,576 | 1,285,492 |
| Occidental Petroleum | 29,890 | 1,543,819 | Wells Fargo | 37,730 | 2,216,637 |
| XTO Energy | 15,800 | 443,032 | | | **33,357,432** |
| | | **11,840,744** | **Producer Goods & Services−5.0%** | | |
| **Health Care−6.0%** | | | Air Products & Chemicals | 17,840 | 934,459 |
| Abbott Laboratories | 36,730 | 1,531,274 | Boeing | 16,200 | 845,964 |
| Aetna | 15,670 | 1,451,826 | Burlington Northern Santa Fe | 18,200 | 651,560 |
| Amgen | 33,290 a | 1,973,764 | Companhia Vale do Rio Doce, ADR | 8,500 | 491,045 |
| Biogen Idec | 8,500 a | 504,305 | Cooper Industries, Cl. A | 10,280 | 567,662 |
| Boston Scientific | 60,000 a | 2,143,800 | Deere & Co. | 15,080 | 954,112 |
| Genzyme | 9,770 a | 527,580 | E. I. du Pont de Nemours | 23,120 | 977,051 |
| | | | Freeport-McMoRan Copper & Gold, Cl. B | 21,890 | 823,721 |

## Mellon Balanced Fund (continued)

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Producer Goods & Services (continued)** | | |
| General Dynamics | 7,700 | 751,828 |
| Honeywell International | 28,990 | 1,043,060 |
| ITT Industries | 7,980 | 631,218 |
| Inco | 19,710 [a] | 672,899 |
| Ingersoll-Rand, Cl. A | 15,080 | 980,351 |
| International Paper | 14,510 | 580,690 |
| PPG Industries | 14,350 | 857,699 |
| Pentair | 29,300 | 973,932 |
| 3M | 16,510 | 1,359,764 |
| Tyco International | 49,200 | 1,540,944 |
| United Technologies | 16,190 | 1,520,403 |
| | | **17,158,362** |
| **Services—3.0%** | | |
| Cendant | 63,510 | 1,373,721 |
| First Data | 16,700 | 705,575 |
| Manpower | 31,110 | 1,313,775 |
| Nextel Communications, Cl. A | 43,900 [a] | 1,018,041 |
| Paychex | 12,100 | 359,007 |
| R. R. Donnelley & Sons | 18,500 | 568,505 |
| The News, ADR | 44,530 | 1,391,563 |
| Time Warner | 46,900 [a] | 766,815 |
| Univision Communications, Cl. A | 21,500 [a] | 709,500 |
| Walt Disney | 95,010 | 2,132,975 |
| | | **10,339,477** |
| **Technology—6.2%** | | |
| Agilent Technologies | 49,400 [a] | 1,012,700 |
| Cisco Systems | 116,070 [a] | 2,177,473 |
| Dell | 60,670 [a] | 2,113,743 |
| EMC | 79,030 [a] | 851,153 |
| eBay | 9,720 [a] | 841,169 |
| Intel | 106,780 | 2,273,346 |
| International Business Machines | 17,440 | 1,476,994 |
| Lexmark International | 9,100 [a] | 804,895 |
| Linear Technology | 27,730 | 991,902 |
| Maxim Integrated Products | 22,200 | 964,146 |
| Microsoft | 159,190 | 4,345,887 |
| QUALCOMM | 41,200 | 1,567,660 |
| Symantec | 25,850 [a] | 1,239,766 |
| Xilinx | 17,210 | 472,070 |
| | | **21,132,904** |
| **Utilities—1.9%** | | |
| Ameren | 9,900 | 463,221 |

| | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| Constellation Energy Group | 19,900 | 817,890 |
| Entergy | 13,280 | 800,784 |
| Exelon | 32,420 | 1,194,677 |
| PPL | 16,250 | 777,237 |
| SBC Communications | 36,657 | 945,384 |
| Sprint (FON Group) | 31,900 | 627,792 |
| Telefonos de Mexico, ADR | 26,630 | 862,546 |
| | | **6,489,531** |
| **Total Common Stocks** | | |
| (cost $113,501,353) | | **147,735,333** |

| Bonds and Notes—32.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Banking/Finance—4.6%** | | |
| AXA Financial, | | |
| Sr. Notes, 7.75%, 8/1/2010 | 1,000,000 | 1,171,375 |
| American Express, | | |
| Notes, 4.75%, 6/17/2009 | 375,000 | 390,166 |
| Bank of America, | | |
| Sr. Notes, 5.875%, 2/15/2009 | 750,000 | 815,336 |
| Bear Stearns Cos., | | |
| Notes, 4.5%, 10/28/2010 | 250,000 | 252,949 |
| CIT Group: | | |
| Sr. Notes, 4%, 5/8/2008 | 600,000 | 607,227 |
| Sr. Notes, 5.75%, 9/25/2007 | 620,000 | 661,932 |
| Citigroup, | | |
| Sub. Notes, 6.625%, 6/15/2032 | 505,000 | 551,359 |
| Countrywide Home Loan, | | |
| Notes, 3.25%, 5/21/2008 | 375,000 [b] | 369,330 |
| ERP Operating, | | |
| Notes, 4.75%, 6/15/2009 | 750,000 [b] | 771,404 |
| Ford Motor: | | |
| Notes, 5.625%, 10/1/2008 | 500,000 [b] | 516,258 |
| Notes, 7.45%, 7/16/2031 | 1,200,000 | 1,180,021 |
| General Electric Capital: | | |
| Notes, 3.125%, 4/1/2009 | 220,000 | 214,850 |
| Notes, 6.75%, 3/15/2032 | 200,000 | 227,929 |
| Goldman Sachs, | | |
| Notes, 4.75%, 7/15/2013 | 1,000,000 | 983,109 |
| International Lease Finance, | | |
| Notes, 4.55%, 10/15/2009 | 1,700,000 | 1,739,734 |
| KFW: | | |
| Gtd. Notes, 2.7%, 3/1/2007 | 885,000 | 879,314 |
| Gtd. Notes, 3.25%, 7/16/2007 | 745,000 [b] | 750,649 |
| Lehman Brothers, | | |
| Notes, 7%, 2/1/2008 | 875,000 | 970,512 |

## Mellon Balanced Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Banking/Finance (continued)** | | |
| Mack-Cali Realty: | | |
| Notes, 5.125%, 2/15/2014 | 400,000 | 397,855 |
| Notes, 7.75%, 2/15/2011 | 475,000 | 551,659 |
| Morgan Stanley, Sub. Notes, 4.75%, 4/1/2014 | 775,000 | 751,101 |
| Pemex Master Trust, Notes, 7.375%, 12/15/2014 | 925,000 | 1,016,575 |
| | | **15,770,644** |
| **Commercial Mortgage Pass-Through Ctfs.—1.9%** | | |
| ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.642%, 6/25/2032 | 284,018 c | 292,860 |
| Asset Securization, Ser. 1995-MD IV, Cl. A1, 7.1%, 8/13/2029 | 560,409 | 588,876 |
| Bank One Issuance Trust, Ser. 2003-C3, Cl. C3, 4.77%, 2/16/2016 | 1,800,000 | 1,757,859 |
| GS Mortgage Securities II, Ser. 1998-GLII, Cl. A2, 6.562%, 4/13/2031 | 2,375,000 | 2,584,570 |
| Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 4/15/2011 | 1,250,000 | 1,247,570 |
| Washington Mutual Mortgage Securities Corp., Ser. 2002-AR5, Cl. 1A3, 4.695%, 6/25/2032 | 129,897 c | 130,473 |
| | | **6,602,208** |
| **Foreign/Governmental—.8%** | | |
| Italy, Notes, 3.25%, 5/15/2009 | 875,000 b | 859,162 |
| Province of Ontario: | | |
| Notes, 5.125%, 7/17/2012 | 500,000 | 527,242 |
| Sr. Notes, 5.5%, 10/1/2008 | 865,000 | 932,164 |
| Province of Quebec, Notes, 5%, 7/17/2009 | 315,000 | 331,769 |
| | | **2,650,337** |
| **Industrial—1.5%** | | |
| Conoco Funding, Notes, 6.35%, 10/15/2011 | 490,000 | 547,501 |
| Federated Department Stores, Notes, 6.3%, 4/1/2009 | 775,000 | 846,321 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| General Motors, Bonds, 8.375%, 7/15/2033 | 950,000 | 1,012,764 |
| IBM, Debs., 7%, 10/30/2025 | 650,000 b | 757,020 |
| News America Holdings, Gtd. Notes, 7.75%, 12/1/2045 | 550,000 | 653,143 |
| Univision Communications, Sr. Notes, 3.5%, 10/15/2007 | 1,150,000 | 1,145,067 |
| Weyerhaeuser, Debs., 6.875%, 12/15/2033 | 300,000 | 325,226 |
| | | **5,287,042** |
| **Media/Telecommunications—1.4%** | | |
| Comcast, Bonds, 7.05%, 3/15/2033 | 885,000 | 968,751 |
| Comcast Cable Communications, Sr. Notes, 6.875%, 6/15/2009 | 925,000 | 1,030,633 |
| Sprint Capital, Gtd. Sr. Notes, 6.125%, 11/15/2008 | 950,000 | 1,029,104 |
| Time Warner, Gtd. Notes, 6.95%, 1/15/2028 | 1,150,000 | 1,216,068 |
| Verizon New York, Debs., 7.375%, 4/1/2032 | 500,000 b | 554,423 |
| | | **4,798,979** |
| **Real Estate Investment Trusts—.1%** | | |
| Liberty Property, Sr. Notes, 7.25%, 3/15/2011 | 250,000 | **285,111** |
| **Residential Mortgage Pass-Through Ctfs.—.2%** | | |
| Washington Mutual, Ser. 2003-S4, Cl. 4A1, 4%, 2/25/2032 | 444,144 | 429,571 |
| Washington Mutual Mortgage Securities Corp., Ser. 2002-AR4, Cl. A7, 5.494%, 4/25/2032 | 298,546 c | 299,722 |
| | | **729,293** |
| **U.S. Governments—5.2%** | | |
| U.S. Treasury Bonds, 5.375%, 2/15/2031 | 6,785,000 | 7,226,025 |
| U.S. Treasury Notes: | | |
| 4%, 11/15/2012-2/15/2014 | 1,390,000 b | 1,387,283 |
| 4.375%, 5/15/2007 | 3,145,000 b | 3,286,273 |
| 4.75%, 5/15/2014 | 1,000,000 b | 1,049,800 |

## Mellon Balanced Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Governments (continued)** | | |
| U.S. Treasury Notes (continued): | | |
| 6%, 8/15/2009 | 2,730,000 [b] | 3,062,596 |
| 6.5%, 10/15/2006 | 1,580,000 [b] | 1,711,646 |
| | | **17,723,623** |
| **U.S. Government Agencies—3.6%** | | |
| Federal Farm Credit Bank: | | |
| Bonds, 2.125%, 7/17/2006 | 925,000 | 917,402 |
| Bonds, 2.375%, 10/2/2006 | 1,250,000 | 1,242,270 |
| Bonds, 2.625%, 9/17/2007 | 1,095,000 | 1,082,126 |
| Bonds, 3.25%, 6/15/2007 | 1,080,000 | 1,087,872 |
| Federal Home Loan Bank, | | |
| Bonds, 2.875%, 9/15/2006 | 390,000 | 392,101 |
| Federal Home Loan Mortgage Corp.: | | |
| Notes, 2.4%, 3/29/2007 | 910,000 | 900,337 |
| Notes, 2.85%, 2/23/2007 | 925,000 | 924,966 |
| Notes, 3.05%, 1/19/2007 | 340,000 | 341,044 |
| Notes, 3.375%, 8/1/2007 | 795,000 | 801,068 |
| Notes, 3.75%, 8/3/2007 | 730,000 | 736,867 |
| Notes, 4.375%, 2/4/2010 | 870,000 | 873,727 |
| Notes, 4.75%, 12/8/2010 | 950,000 | 961,377 |
| Federal National Mortgage Association, | | |
| Notes, 4%, 12/15/2008 | 2,210,000 | 2,216,111 |
| | | **12,477,268** |
| **U.S. Government Agencies/ Mortgaged-Backed—12.6%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 4.057%, 7/1/2031 | 276,579 [c] | 285,875 |
| 4.5%, 6/1/2018 | 1,625,610 | 1,629,674 |
| 5%, 10/1/2018-6/1/2034 | 3,147,835 | 3,173,798 |
| 5.5%, 9/1/2006-10/1/2033 | 3,194,734 | 3,268,502 |
| 6%, 8/1/2032-11/1/2032 | 1,110,803 | 1,150,714 |
| 6.5%, 8/1/2032 | 1,370,069 | 1,445,848 |
| 7%, 8/1/2029 | 257,518 | 275,222 |
| 8.5%, 6/1/2018 | 817,456 | 903,289 |
| Federal National Mortgage Association: | | |
| 4.5%, 5/20/2019 | 1,736,489 | 1,738,277 |
| 5%, 4/1/2034 | 2,656,108 | 2,639,507 |
| 5%, | 1,675,000 [d] | 1,706,406 |
| 5.5%, 6/1/2018-7/1/2034 | 8,874,024 | 9,070,409 |
| 6% | 2,575,000 [d] | 2,667,520 |
| 6%, 8/1/2029-10/1/2032 | 2,711,477 | 2,815,056 |
| 6.5%, 3/1/2017-9/1/2032 | 2,669,960 | 2,818,189 |
| 7%, 6/1/2009-6/1/2032 | 964,748 | 1,028,598 |
| 7.5%, 7/1/2032 | 470,162 | 504,686 |
| 8%, 2/1/2013 | 368,860 | 391,567 |
| Ser. 333, Cl. 2, 5.5%, 3/1/2033 (Interest Only Obligation) | 1,505,478 | 346,793 |
| **U.S. Government Agencies/ Mortgaged-Backed (continued)** | | |
| Government National Mortgage Association I: | | |
| 6%, 10/15/2008-10/15/2033 | 1,491,701 | 1,559,677 |
| 6.5%, 2/15/2024-5/15/2028 | 1,658,935 | 1,759,747 |
| 7%, 5/15/2023-11/15/2023 | 562,319 | 604,138 |
| 7.5%, 3/15/2027 | 262,645 | 284,229 |
| 8%, 2/15/2008 | 296,522 | 311,440 |
| 9%, 12/15/2009 | 603,719 | 649,372 |
| Government National Mortgage Association II, 6.5%, 4/20/2031 | 237,420 | 250,478 |
| | | **43,279,011** |
| **Utilities—.4%** | | |
| FPL Group Capital, Gtd. Debs., 6.125%, 5/15/2007 | 700,000 | 753,423 |
| Virginia Electric & Power, Notes, 4.5%, 12/15/2010 | 500,000 | 500,865 |
| | | **1,254,288** |
| **Total Bonds and Notes** (cost $108,160,358) | | **110,857,804** |

| Other Investments—23.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Mellon Emerging Markets Fund, Class M Shares | 830,936 [e] | 14,940,225 |
| Mellon International Fund, Class M Shares | 2,015,121 [e] | 28,796,081 |
| Mellon Mid Cap Stock Fund, Class M Shares | 2,080,264 [e] | 25,566,443 |
| Mellon Small Cap Stock Fund, Class M Shares | 864,723 [e] | 12,901,673 |
| (cost $69,285,296) | | **82,204,422** |

| Short-Term Investments—1.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper—1.3%** | | |
| American General Finance, 1.51%, 9/20/2004 | 1,690,000 | 1,690,000 |
| General Electric Capital, 1.52%, 9/15/2004 | 2,658,000 | 2,658,000 |
| | | **4,348,000** |

## Mellon Balanced Fund (continued)

| Short-Term Investments (continued) | Principal Amount ($) | Value ($) | Investment of Cash Collateral for Securities Loaned—3.6% | Shares | Value ($) |
|---|---|---|---|---|---|
| **Repurchase Agreements—.6%** | | | **Registered Investment Company;** | | |
| Salomon Smith Barney, Tri-Party Repurchase Agreement, 1.57%, dated 8/31/2004, due 9/1/2004 in the amount of $2,040,089 (fully collateralized by $2,083,000 Freddie Mac Discount Notes, 1.44%, due 9/15/2004, value $2,081,750) (cost $2,040,000) | 2,040,000 | **2,040,000** | Dreyfus Institutional Cash Advantage Plus Fund (cost $12,384,437) | 12,384,437 e | **12,384,437** |
| | | | **Total Investments** (cost $309,719,444) | **104.8%** | **359,569,996** |
| **Total Short-Term Investments** (cost $6,388,000) | | **6,388,000** | **Liabilities, Less Cash and Receivables** | **(4.8%)** | **(16,579,027)** |
| | | | **Net Assets** | **100.0%** | **342,990,969** |

*ADR—American Depository Receipts*

*a  Non-income producing.*

*b  All or a portion of these securities are on loan. At August 31, 2004 the total market value of the fund's securities on loan is $12,049,544 and the total market value of the collateral held by the fund is $12,384,437.*

*c  Variable rate security—interest rate subject to periodic change.*

*d  Purchased on a forward commitment basis.*

*e  Investments in affiliated mutual funds.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Other Investment Companies | 23.9 | Producer Goods & Services | 5.0 |
| U.S. Government Agencies/Mortgaged-Backed | 12.6 | Banking/Finance | 4.6 |
| Interest Sensitive | 9.7 | Consumer Cyclical | 4.1 |
| Technology | 6.2 | Consumer Staples | 3.7 |
| Health Care | 6.0 | U.S. Government Agencies | 3.6 |
| Short-Term/Money Market Investments | 5.5 | Other | 14.7 |
| U.S. Governments | 5.2 | | **104.8** |

*†  Based on net assets.*

*See notes to financial statements.*

# STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2004

| | Mellon Large Cap Stock Fund | Mellon Income Stock Fund | Mellon Mid Cap Stock Fund | Mellon Small Cap Stock Fund |
|---|---|---|---|---|
| **Assets ($):** | | | | |
| Investments in securities− | | | | |
| See Statement of Investments†−Note 2(c) | | | | |
| (including securities on loan)††−Note 2(b): | | | | |
|   Unaffiliated isuers | 1,547,448,376 | 274,521,015 | 1,198,485,474 | 751,182,562 |
|   Affiliated issuers | 28,881,070 | 4,017,300 | 38,193,599 | 25,041,500 |
| Cash | − | − | 1,376,365 | 972,180 |
| Dividends and interest receivable | 2,402,305 | 689,736 | 1,101,278 | 391,685 |
| Receivable for investment securities sold | 862,435 | − | 3,877,769 | 6,006,362 |
| Receivable for shares of Beneficial Interest subscribed | − | 806,900 | 489,700 | 172,580 |
| Prepaid expenses | 26,506 | 19,667 | 34,407 | 13,607 |
| | 1,579,620,692 | 280,054,618 | 1,243,558,592 | 783,780,476 |
| **Liabilities ($):** | | | | |
| Due to The Dreyfus Corporation and affiliates−Note 3(c) | 857,957 | 152,177 | 768,480 | 549,304 |
| Due to Administrator−Note 3(a) | 177,406 | 31,450 | 135,800 | 86,084 |
| Cash overdraft due to Custodian | 869,815 | 153,773 | − | − |
| Liability for securities on loan−Note 2(b) | 28,881,070 | 4,017,300 | 38,193,599 | 25,041,500 |
| Payable for investment securities purchased | − | − | 12,728,399 | 6,673,191 |
| Payable for shares of Beneficial Interest redeemed | 438,126 | 33,836 | 526,554 | 432,001 |
| Interest payable−Note 5 | 1,015 | − | − | − |
| Accrued expenses | 38,123 | 28,913 | 56,881 | 52,201 |
| | 31,263,512 | 4,417,449 | 52,409,713 | 32,834,281 |
| **Net Assets ($)** | 1,548,357,180 | 275,637,169 | 1,191,148,879 | 750,946,195 |
| **Composition of Net Assets ($):** | | | | |
| Paid-in capital | 1,316,837,470 | 179,708,209 | 920,360,493 | 618,053,470 |
| Accumulated undistributed investment income−net | 437,108 | 63,830 | 2,419,500 | 76,408 |
| Accumulated net realized gain (loss) on investments | (112,421,463) | 27,114,618 | 55,043,269 | 7,509,294 |
| Accumulated net unrealized appreciation (depreciation) on investments | 343,504,065 | 68,750,512 | 213,325,617 | 125,307,023 |
| **Net Assets ($)** | 1,548,357,180 | 275,637,169 | 1,191,148,879 | 750,946,195 |
| **Net Asset Value Per Share** | | | | |
| **Class M Shares** | | | | |
|   Net Assets ($) | 1,545,001,548 | 274,880,672 | 1,159,656,525 | 747,636,540 |
|   Shares Outstanding | 176,721,941 | 28,939,929 | 94,360,482 | 50,104,965 |
|   **Net Asset Value Per Share ($)** | **8.74** | **9.50** | **12.29** | **14.92** |
| **Investor Shares** | | | | |
|   Net Assets ($) | 3,355,632 | 756,497 | 21,810,063 | 3,309,655 |
|   Shares Outstanding | 383,041 | 79,364 | 1,781,745 | 223,893 |
|   **Net Asset Value Per Share ($)** | **8.76** | **9.53** | **12.24** | **14.78** |
| **Dreyfus Premier Shares** | | | | |
|   Net Assets ($) | − | − | 9,682,291 | − |
|   Shares Outstanding | − | − | 800,727 | − |
|   **Net Asset Value Per Share ($)** | **−** | **−** | **12.09** | **−** |
| †   **Investments at cost ($):** | | | | |
|   Unaffiliated issuers | 1,203,944,311 | 205,770,503 | 985,159,857 | 625,875,539 |
|   Affiliated issuers | 28,881,070 | 4,017,300 | 38,193,599 | 25,041,500 |
| ††  **Value of securities on loan ($)** | **28,002,327** | **3,951,302** | **37,156,712** | **24,203,627** |

*See notes to financial statements.*

| | Mellon International Fund | Mellon Emerging Markets Fund | Mellon Balanced Fund |
|---|---:|---:|---:|
| **Assets ($):** | | | |
| Investments in securities–See Statement of Investments†–Note 2(c) (including securities on loan)††–Note 2(b): | | | |
|   Unaffiliated isuers | 1,237,580,865 | 985,740,749 | 264,981,137 |
|   Affiliated issuers | 172,448 | – | 94,588,859 |
| Cash | 2,496,248 | 5,129,612 | – |
| Cash denominated in foreign currencies††† | 19,880,296 | 18,953,590 | – |
| Receivable for investment securites sold | 7,123,863 | 3,946,025 | – |
| Dividends and interest receivable | 4,060,792 | 2,907,747 | 1,072,655 |
| Receivable for shares of Beneficial Interest subscribed | 1,077,729 | 705,448 | 7,800 |
| Paydowns receivable | – | – | 79,441 |
| Unrealized appreciation on foreign currency exchange contracts–Note 2(f) | 429 | 2,166 | – |
| Prepaid expenses | 12,836 | 23,035 | 15,603 |
| | **1,272,405,506** | **1,017,408,372** | **360,745,495** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | 1,097,993 | 1,242,252 | 143,312 |
| Due to Administrator–Note 3(a) | 145,014 | 112,897 | 29,927 |
| Cash overdraft due to Custodian | – | – | 490,366 |
| Payable for investment securities purchased | 4,810,117 | 11,044,909 | 4,348,736 |
| Payable for shares of Beneficial Interest redeemed | 199,059 | 154,617 | 324,613 |
| Liability for securities on loan–Note 2(b) | 172,448 | – | 12,384,437 |
| Unrealized depreciation on foreign currency exchange contracts–Note 2(f) | 2,742 | 8,302 | – |
| Interest payable–Note 5 | – | – | 25 |
| Accrued expenses | 74,240 | 77,573 | 33,110 |
| | **6,501,613** | **12,640,550** | **17,754,526** |
| **Net Assets ($)** | **1,265,903,893** | **1,004,767,822** | **342,990,969** |
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 1,074,457,607 | 805,038,241 | 303,233,012 |
| Accumulated undistributed investment income–net | 16,352,003 | 7,087,091 | 627,471 |
| Accumulated net realized gain (loss) on investments | 31,409,101 | 72,194,661 | (10,720,066) |
| Accumulated net unrealized appreciation (depreciation) on investments | – | – | 49,850,552 |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | 143,685,182 | 120,447,829 | – |
| **Net Assets ($)** | **1,265,903,893** | **1,004,767,822** | **342,990,969** |
| **Net Asset Value Per Share** | | | |
| **Class M Shares** | | | |
|   Net Assets ($) | 1,265,004,112 | 1,001,343,531 | 342,325,511 |
|   Shares Outstanding | 88,534,487 | 55,686,812 | 29,623,652 |
|   **Net Asset Value Per Share ($)** | **14.29** | **17.98** | **11.56** |
| **Investor Shares** | | | |
|   Net Assets ($) | 899,781 | 3,424,291 | 665,458 |
|   Shares Outstanding | 61,051 | 189,426 | 57,498 |
|   **Net Asset Value Per Share ($)** | **14.74** | **18.08** | **11.57** |
| †   **Investments at cost ($):** | | | |
|   Unaffiliated issuers | 1,093,991,508 | 865,325,810 | 228,049,711 |
|   Affiliated issuers | 172,448 | – | 81,669,733 |
| ††   **Value of securities on loan ($)** | **164,211** | **–** | **12,049,544** |
| ††† **Cash denominated in foreign currencies (cost) ($)** | **19,873,664** | **18,963,513** | **–** |

*See notes to financial statements.*

# STATEMENTS OF OPERATIONS

Year Ended August 31, 2004

| | Mellon Large Cap Stock Fund | Mellon Income Stock Fund | Mellon Mid Cap Stock Fund | Mellon Small Cap Stock Fund |
|---|---|---|---|---|
| **Investment Income ($):** | | | | |
| **Income:** | | | | |
| Cash dividends (net of $31,231, $10,600 and $11,379 foreign taxes withheld at source for Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Small Cap Stock Fund, respectively) | 24,959,100 | 6,889,918 | 14,709,533 | 6,094,009 |
| Interest | 141,310 | 35,987 | 115,087 | 177,312 |
| Income from securities lending | 34,207 | 7,734 | 98,435 | 217,815 |
| **Total Income** | **25,134,617** | **6,933,639** | **14,923,055** | **6,489,136** |
| **Expenses:** | | | | |
| Investment advisory fee–Note 3(a) | 10,342,021 | 1,747,102 | 8,920,183 | 6,065,357 |
| Administration fee–Note 3(a) | 2,192,708 | 370,471 | 1,638,938 | 982,965 |
| Custodian fees–Note 3(c) | 112,204 | 27,446 | 94,468 | 86,609 |
| Trustees' fees and expenses–Note 3(d) | 65,205 | 9,547 | 39,144 | 24,687 |
| Registration fees | 27,591 | 24,745 | 21,367 | 29,843 |
| Legal fees | 24,656 | 2,644 | 18,945 | 11,190 |
| Auditing fees | 18,942 | 25,597 | 18,942 | 22,600 |
| Shareholder servicing costs–Note 3(c) | 11,935 | 2,514 | 104,199 | 9,457 |
| Prospectus and shareholders' reports | 3,820 | 3,692 | 35,227 | 2,840 |
| Distribution fees–Note 3(b) | – | – | 96,389 | – |
| Interest expense–Note 5 | 1,621 | 292 | 283 | – |
| Miscellaneous | 25,034 | 7,947 | 16,989 | 18,957 |
| **Total Expenses** | **12,825,737** | **2,221,997** | **11,005,074** | **7,254,505** |
| Less–reduction in custody fees due to earnings credits–Note 2(b) | – | – | – | (172) |
| **Net Expenses** | **12,825,737** | **2,221,997** | **11,005,074** | **7,254,333** |
| **Investment Income (Loss)–Net** | **12,308,880** | **4,711,642** | **3,917,981** | **(765,197)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | | | | |
| Net realized gain (loss) on investments | 68,780,791 | 34,939,890 | 107,373,012 | 43,686,983 |
| Net unrealized appreciation (depreciation) on investments | 38,241,235 | (2,981,630) | 11,137,361 | 35,068,269 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **107,022,026** | **31,958,260** | **118,510,373** | **78,755,252** |
| **Net Increase in Net Assets Resulting from Operations** | **119,330,906** | **36,669,902** | **122,428,354** | **77,990,055** |

*See notes to financial statements.*

| | Mellon International Fund | Mellon Emerging Markets Fund | Mellon Balanced Fund |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Income:** | | | |
| Cash dividends (net of $3,537,776, $2,990,335 and $2,812 foreign taxes withheld at source for Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund, respectively) | 28,267,322 | 24,014,967 | 3,038,092 |
| Interest | 452,237 | 352,345 | 5,436,752 |
| Income from securities lending | 68,106 | 47,047 | 14,805 |
| **Total Income** | **28,787,665** | **24,414,359** | **8,489,649** |
| **Expenses:** | | | |
| Investment advisory fee–Note 3(a) | 9,548,751 | 9,696,397 | 1,618,160 |
| Administration fee–Note 3(a) | 1,547,146 | 1,160,938 | 378,173 |
| Custodian fees–Note 3(c) | 1,136,546 | 1,716,581 | 51,781 |
| Registration fees | 62,387 | 68,995 | 16,526 |
| Trustees' fees and expenses–Note 3(d) | 38,185 | 25,303 | 11,854 |
| Auditing fees | 23,760 | 25,260 | 22,772 |
| Legal fees | 14,980 | 12,142 | 5,372 |
| Prospectus and shareholders' reports | 7,424 | 5,206 | 5,692 |
| Shareholder servicing costs–Note 3(c) | 3,044 | 2,330 | 1,559 |
| Interest expense–Note 5 | – | – | 683 |
| Miscellaneous | 37,070 | 22,987 | 18,973 |
| **Total Expenses** | **12,419,293** | **12,736,139** | **2,131,545** |
| Less–reduction in investment advisory fee due to undertaking–Note 3(a) | (35,251) | (75,965) | – |
| Less–reduction in custody fees due to earnings credits–Note 2(b) | (1,312) | (5,674) | (573) |
| **Net Expenses** | **12,382,730** | **12,654,500** | **2,130,972** |
| **Investment Income–Net** | **16,404,935** | **11,759,859** | **6,358,677** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | | | |
| Net realized gain (loss) on investments | – | – | 7,905,951 |
| Net realized gain (loss) on investments and foreign currency transactions | 88,128,759 | 81,375,703 | – |
| Net realized gain (loss) on foreign currency exchange contracts | (96,825) | (912,139) | – |
| **Net Realized Gain (Loss)** | **88,031,934** | **80,463,564** | **7,905,951** |
| Net unrealized appreciation (depreciation) on investments | – | – | 17,010,291 |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 96,766,316 | 47,288,199 | – |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **184,798,250** | **127,751,763** | **24,916,242** |
| **Net Increase in Net Assets Resulting from Operations** | **201,203,185** | **139,511,622** | **31,274,919** |

*See notes to financial statements.*

# STATEMENTS OF CHANGES IN NET ASSETS

| | Mellon Large Cap Stock Fund | | Mellon Income Stock Fund | |
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a] | 2004 | 2003[a] |
|---|---|---|---|---|
| **Operations ($):** | | | | |
| Investment income–net | 12,308,880 | 11,088,535 | 4,711,642 | 4,545,065 |
| Net realized gain (loss) on investments | 68,780,791 | (58,361,648) | 34,939,890 | (3,396,197) |
| Net unrealized appreciation (depreciation) on investments | 38,241,235 | 127,750,849 | (2,981,630) | 8,554,469 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **119,330,906** | **80,477,736** | **36,669,902** | **9,703,337** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Class M Shares | (12,496,818) | (11,001,406) | (4,805,224) | (4,470,560) |
| Investor Shares | (21,293) | (6,894) | (12,371) | (8,289) |
| Net realized gain on investments: | | | | |
| Class M Shares | – | – | (3,983,636) | (2,323,741) |
| Investor Shares | – | – | (14,224) | (3,936) |
| **Total Dividends** | **(12,518,111)** | **(11,008,300)** | **(8,815,455)** | **(6,806,526)** |
| **Beneficial Interest Transactions ($):** | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 186,854,023 | 241,867,720 | 45,592,369 | 28,517,810 |
| Investor Shares | 14,101,149 | 1,384,549 | 88,373 | 604,610 |
| Dividends reinvested: | | | | |
| Class M Shares | 726,047 | 513,069 | 2,737,835 | 1,566,906 |
| Investor Shares | 10,984 | 4,899 | 26,489 | 11,433 |
| Cost of shares redeemed: | | | | |
| Class M Shares | (228,844,318) | (220,945,860) | (72,272,051) | (168,743,501) |
| Investor Shares | (13,279,261) | (166,053) | (555,022) | (150,287) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(40,431,376)** | **22,658,324** | **(24,382,007)** | **(138,193,029)** |
| **Total Increase (Decrease) In Net Assets** | **66,381,419** | **92,127,760** | **3,472,440** | **(135,296,218)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 1,481,975,761 | 1,389,848,001 | 272,164,729 | 407,460,947 |
| **End of Period** | **1,548,357,180** | **1,481,975,761** | **275,637,169** | **272,164,729** |
| Undistributed investment income–net | 437,108 | 647,175 | 63,830 | 157,785 |
| **Capital Share Transactions (Shares):** | | | | |
| **Class M Shares** | | | | |
| Shares sold | 21,219,504 | 31,990,213 | 4,864,972 | 3,568,229 |
| Shares issued for dividends reinvested | 82,445 | 67,845 | 292,117 | 202,307 |
| Shares redeemed | (25,953,732) | (29,340,146) | (7,871,834) | (21,472,599) |
| **Net Increase (Decrease) in Shares Outstanding** | **(4,651,783)** | **2,717,912** | **(2,714,745)** | **(17,702,063)** |
| **Investor Shares** | | | | |
| Shares sold | 1,589,881 | 178,317 | 9,545 | 71,813 |
| Shares issued for dividends reinvested | 1,249 | 633 | 2,829 | 1,442 |
| Shares redeemed | (1,468,062) | (22,263) | (58,918) | (18,323) |
| **Net Increase (Decrease) in Shares Outstanding** | **123,068** | **156,687** | **(46,544)** | **54,932** |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
*See notes to financial statements.*

| | Mellon Mid Cap Stock Fund | | Mellon Small Cap Stock Fund | |
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a,b] | 2004 | 2003[a] |
|---|---|---|---|---|
| **Operations ($):** | | | | |
| Investment income (loss)−net | 3,917,981 | 4,471,729 | (765,197) | (83,512) |
| Net realized gain (loss) on investments | 107,373,012 | (36,704,162) | 43,686,983 | (14,624,022) |
| Net unrealized appreciation (depreciation) on investments | 11,137,361 | 165,666,943 | 35,068,269 | 112,536,737 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **122,428,354** | **133,434,510** | **77,990,055** | **97,829,203** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income−net: | | | | |
| Class M Shares | (3,197,923) | (3,035,413) | – | – |
| Investor Shares | (10,284) | (36,714) | – | – |
| **Total Dividends** | **(3,208,207)** | **(3,072,127)** | **–** | **–** |
| **Beneficial Interest Transactions ($):** | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 159,457,396 | 171,878,442 | 206,754,973 | 202,921,762 |
| Investor Shares | 11,860,398 | 4,159,876 | 666,905 | 395,130 |
| Dreyfus Premier Shares | 246,977 | 1,126,540 | – | – |
| Net assets received in connection with reorganization−Note 1: | | | | |
| Class M Shares | – | 184,065,900 | – | – |
| Investor Shares | – | 17,131,194 | – | – |
| Dreyfus Premier Shares | – | 18,147,908 | – | – |
| Dividends reinvested: | | | | |
| Class M Shares | 668,015 | 602,680 | – | – |
| Investor Shares | 9,349 | 32,664 | – | – |
| Cost of shares redeemed: | | | | |
| Class M Shares | (189,805,996) | (249,328,670) | (94,900,610) | (92,875,422) |
| Investor Shares | (10,367,338) | (6,154,677) | (1,315,084) | (1,250,435) |
| Dreyfus Premier Shares | (7,089,773) | (4,885,386) | – | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(35,020,972)** | **136,776,471** | **111,206,184** | **109,191,035** |
| **Total Increase (Decrease) In Net Assets** | **84,199,175** | **267,138,854** | **189,196,239** | **207,020,238** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 1,106,949,704 | 839,810,850 | 561,749,956 | 354,729,718 |
| **End of Period** | **1,191,148,879** | **1,106,949,704** | **750,946,195** | **561,749,956** |
| Undistributed investment income−net | 2,419,500 | 1,937,676 | 76,408 | – |

| | Mellon Mid Cap Stock Fund | | Mellon Small Cap Stock Fund | |
|---|---|---|---|---|
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a,b] | 2004 | 2003[a] |
| **Capital Share Transactions:** | | | | |
| **Class M Shares** | | | | |
| Shares sold | 13,025,718 | 19,653,690 | 14,075,756 | 18,793,953 |
| Shares issued in connection with reorganization—Note 1 | – | 18,726,817 | – | – |
| Shares issued for dividends reinvested | 55,575 | 63,574 | – | – |
| Shares redeemed | (15,743,025) | (26,045,293) | (6,347,665) | (8,456,105) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,661,732)** | **12,398,788** | **7,728,091** | **10,337,848** |
| **Investor Shares[c]** | | | | |
| Shares sold | 967,869 | 446,260 | 44,983 | 35,304 |
| Shares issued in connection with reorganization—Note 1 | – | 1,746,630 | – | – |
| Shares issued for dividends reinvested | 781 | 3,453 | – | – |
| Shares redeemed | (829,700) | (627,851) | (94,651) | (115,498) |
| **Net Increase (Decrease) in Shares Outstanding** | **138,950** | **1,568,492** | **(49,668)** | **(80,194)** |
| **Dreyfus Premier Shares[c]** | | | | |
| Shares sold | 19,462 | 32,203 | – | – |
| Shares issued in connection with reorganization—Note 1 | – | 1,850,160 | – | – |
| Shares redeemed | (586,382) | (514,716) | – | – |
| **Net Increase (Decrease) in Shares Outstanding** | **(566,920)** | **1,367,647** | **–** | **–** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon Mid Cap Stock Fund commenced selling Dreyfus Premier shares on September 6, 2002.*

[c] *During the period ended August 31, 2004, 408,718 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $4,969,465 were automatically converted to 405,061 Investor shares and during the period ended August 31, 2003, 220,359 Dreyfus Premier shares of Mellon Mid Cap Stock Fund representing $2,118,822 were automatically converted to 219,772 Investor shares.*

*See notes to financial statements.*

| | Mellon International Fund | | Mellon Emerging Markets Fund | |
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a] | 2004 | 2003[a] |
|---|---|---|---|---|
| **Operations ($):** | | | | |
| Investment income–net | 16,404,935 | 11,996,706 | 11,759,859 | 4,324,967 |
| Net realized gain (loss) on investments | 88,031,934 | (35,005,301) | 80,463,564 | 571,352 |
| Net unrealized appreciation (depreciation) on investments | 96,766,316 | 99,096,713 | 47,288,199 | 80,847,122 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **201,203,185** | **76,088,118** | **139,511,622** | **85,743,441** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Class M Shares | (13,996,941) | (7,490,466) | (5,321,756) | (1,699,272) |
| Investor Shares | (1,305) | (31,368) | (2,047) | (56) |
| Net realized gain on investments: | | | | |
| Class M Shares | – | – | (10,285,747) | (3,966,227) |
| Investor Shares | – | – | (5,743) | (178) |
| **Total Dividends** | **(13,998,246)** | **(7,521,834)** | **(15,615,293)** | **(5,665,733)** |
| **Beneficial Interest Transactions ($):** | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 352,182,586 | 319,838,213 | 412,560,640 | 324,252,671 |
| Investor Shares | 4,308,413 | 6,870,745 | 3,575,511 | 3,991,132 |
| Dividends reinvested: | | | | |
| Class M Shares | 3,040,359 | 1,326,083 | 7,970,340 | 3,230,659 |
| Investor Shares | 1,240 | 196 | 6,955 | 159 |
| Cost of shares redeemed: | | | | |
| Class M Shares | (97,834,871) | (112,619,325) | (69,024,287) | (26,493,803) |
| Investor Shares | (3,874,911) | (9,260,128) | (578,993) | (4,525,995) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **257,822,816** | **206,155,784** | **354,510,166** | **300,454,823** |
| **Total Increase (Decrease) In Net Assets** | **445,027,755** | **274,722,068** | **478,406,495** | **380,532,531** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 820,876,138 | 546,154,070 | 526,361,327 | 145,828,796 |
| **End of Period** | **1,265,903,893** | **820,876,138** | **1,004,767,822** | **526,361,327** |
| Undistributed investment income–net | 16,352,003 | 11,586,215 | 7,087,091 | 3,494,637 |
| **Capital Share Transactions (Shares):** | | | | |
| **Class M Shares** | | | | |
| Shares sold | 25,536,689 | 31,503,960 | 23,872,309 | 25,425,397 |
| Shares issued for dividends reinvested | 233,335 | 131,687 | 457,802 | 278,505 |
| Shares redeemed | (6,932,933) | (11,218,300) | (3,908,665) | (2,213,278) |
| **Net Increase (Decrease) in Shares Outstanding** | **18,837,091** | **20,417,347** | **20,421,446** | **23,490,624** |
| **Investor Shares** | | | | |
| Shares sold | 292,232 | 654,446 | 200,762 | 290,749 |
| Shares issued for dividends reinvested | 91 | 19 | 397 | 14 |
| Shares redeemed | (256,688) | (857,253) | (32,580) | (325,214) |
| **Net Increase (Decrease) in Shares Outstanding** | **35,635** | **(202,788)** | **168,579** | **(34,451)** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

*See notes to financial statements.*

|  | Mellon Balanced Fund Year Ended August 31, | |
| --- | --- | --- |
|  | 2004 | 2003[a] |
| **Operations ($):** | | |
| Investment income–net | 6,358,677 | 8,648,881 |
| Net realized gain (loss) on investments | 7,905,951 | (6,281,359) |
| Net unrealized appreciation (depreciation) on investments | 17,010,291 | 23,127,446 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **31,274,919** | **25,494,968** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class M Shares | (6,621,136) | (8,761,192) |
| Investor Shares | (8,017) | (9,327) |
| **Total Dividends** | **(6,629,153)** | **(8,770,519)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class M Shares | 14,543,502 | 22,360,720 |
| Investor Shares | 201,741 | 1,173,458 |
| Dividends reinvested: | | |
| Class M Shares | 105,144 | 129,079 |
| Investor Shares | 3,972 | 4,215 |
| Cost of shares redeemed: | | |
| Class M Shares | (45,340,881) | (62,887,729) |
| Investor Shares | (1,612) | (924,727) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(30,488,134)** | **(40,144,984)** |
| **Total Increase (Decrease) In Net Assets** | **(5,842,368)** | **(23,420,535)** |
| **Net Assets ($):** | | |
| Beginning of Period | 348,833,337 | 372,253,872 |
| **End of Period** | **342,990,969** | **348,833,337** |
| Undistributed investment income–net | 627,471 | 373,603 |
| **Capital Share Transactions (Shares:)** | | |
| **Class M Shares** | | |
| Shares sold | 1,257,979 | 2,219,800 |
| Shares issued for dividends reinvested | 9,111 | 12,757 |
| Shares redeemed | (3,930,836) | (6,154,751) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,663,746)** | **(3,922,194)** |
| **Investor Shares** | | |
| Shares sold | 17,335 | 114,744 |
| Shares issued for dividends reinvested | 344 | 415 |
| Shares redeemed | (139) | (91,228) |
| **Net Increase (Decrease) in Shares Outstanding** | **17,540** | **23,931** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | |
| | Year Ended August 31, | | | |
| Mellon Large Cap Stock Fund | 2004 | 2003[a] | 2002 | 2001[b] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.16 | 7.77 | 9.52 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net[c] | .07 | .06 | .05 | .03 |
| Net realized and unrealized gain (loss) on investments | .58 | .39 | (1.59) | (2.97) |
| Total from Investment Operations | .65 | .45 | (1.54) | (2.94) |
| Distributions: | | | | |
| Dividends from investment income−net | (.07) | (.06) | (.05) | (.03) |
| Dividends from net realized gain on investments | − | − | (.16) | (.01) |
| Total Distributions | (.07) | (.06) | (.21) | (.04) |
| Net asset value, end of period | 8.74 | 8.16 | 7.77 | 9.52 |
| **Total Return (%)** | 7.95 | 5.76 | (16.47) | (23.55)[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .81 | .81 | .81 | .75[d] |
| Ratio of net investment income to average net assets | .77 | .83 | .56 | .27[d] |
| Portfolio Turnover Rate | 43.52 | 56.96 | 44.26 | 45.08[d] |
| Net Assets, end of period ($ x 1,000) | 1,545,002 | 1,479,855 | 1,389,045 | 1,857,167 |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
*See notes to financial statements.*

| Mellon Large Cap Stock Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002 | 2001[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.16 | 7.77 | 9.52 | 9.99 |
| Investment Operations: | | | | |
| Investment income (loss)–net[b] | .06 | .04 | .03 | (.00)[c] |
| Net realized and unrealized gain (loss) on investments | .58 | .39 | (1.59) | (.47) |
| Total from Investment Operations | .64 | .43 | (1.56) | (.47) |
| Distributions: | | | | |
| Dividends from investment income–net | (.04) | (.04) | (.03) | (.00)[c] |
| Dividends from net realized gain on investments | – | – | (.16) | – |
| Total Distributions | (.04) | (.04) | (.19) | (.00)[c] |
| Net asset value, end of period | 8.76 | 8.16 | 7.77 | 9.52 |
| **Total Return (%)** | 7.88 | 5.50 | (16.65) | (4.69)[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.06 | 1.07 | 1.07 | .23[d] |
| Ratio of net investment income (loss) to average net assets | .59 | .56 | .31 | (.05)[d] |
| Portfolio Turnover Rate | 43.52 | 56.96 | 44.26 | 45.08[d] |
| Net Assets, end of period ($ x 1,000) | 3,356 | 2,121 | 803 | 1,496 |

[a] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Not annualized.

See notes to financial statements.

| Mellon Income Stock Fund | Class M Shares Year Ended August 31, | | | |
|---|---|---|---|---|
| | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.56 | 8.24 | 10.39 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net[d] | .16 | .12 | .11 | .09 |
| Net realized and unrealized gain (loss) on investments | 1.09 | .37 | (1.56) | (1.96) |
| Total from Investment Operations | 1.25 | .49 | (1.45) | (1.87) |
| Distributions: | | | | |
| Dividends from investment income−net | (.17) | (.12) | (.11) | (.09) |
| Dividends from net realized gain on investments | (.14) | (.05) | (.59) | (.15) |
| Total Distributions | (.31) | (.17) | (.70) | (.24) |
| Net asset value, end of period | 9.50 | 8.56 | 8.24 | 10.39 |
| **Total Return (%)** | 14.68 | 6.19 | (14.94) | (15.12)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .83 | .83 | .82 | .77[e] |
| Ratio of net investment income to average net assets | 1.75 | 1.48 | 1.19 | .78[e] |
| Portfolio Turnover Rate | 52.47 | 12.82 | 30.35 | 30.28[e] |
| Net Assets, end of period ($ x 1,000) | 274,881 | 271,085 | 406,875 | 631,743 |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d] *Based on average shares outstanding at each month end.*

[e] *Not annualized.*

*See notes to financial statements.*

| Mellon Income Stock Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 8.58 | 8.25 | 10.40 | 10.66 |
| Investment Operations: | | | | |
| Investment income−net[c] | .14 | .10 | .10 | .02 |
| Net realized and unrealized gain (loss) on investments | 1.08 | .38 | (1.57) | (.27) |
| Total from Investment Operations | 1.22 | .48 | (1.47) | (.25) |
| Distributions: | | | | |
| Dividends from investment income−net | (.13) | (.10) | (.09) | (.01) |
| Dividends from net realized gain on investments | (.14) | (.05) | (.59) | − |
| Total Distributions | (.27) | (.15) | (.68) | (.01) |
| Net asset value, end of period | 9.53 | 8.58 | 8.25 | 10.40 |
| **Total Return (%)** | 14.26 | 6.03 | (15.15) | (2.32)[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.08 | 1.09 | 1.09 | .20[d] |
| Ratio of net investment income to average net assets | 1.49 | 1.21 | 1.08 | .16[d] |
| Portfolio Turnover Rate | 52.47 | 12.82 | 30.35 | 30.28[d] |
| Net Assets, end of period ($ x 1,000) | 756 | 1,080 | 586 | 163 |

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. There was no effect of this change for the period ended August 31, 2002 and the ratios were not affected by this change. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

See notes to financial statements.

| Mellon Mid Cap Stock Fund | Class M Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002 | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 11.07 | 9.92 | 11.20 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net[c] | .04 | .05 | .04 | .02 |
| Net realized and unrealized gain (loss) on investments | 1.21 | 1.13 | (1.29) | (1.32) |
| Total from Investment Operations | 1.25 | 1.18 | (1.25) | (1.30) |
| Distributions: | | | | |
| Dividends from investment income−net | (.03) | (.03) | (.03) | (.00)[d] |
| Net asset value, end of period | 12.29 | 11.07 | 9.92 | 11.20 |
| **Total Return (%)** | 11.33 | 11.94 | (11.21) | (10.39)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .91 | .92 | .93 | .85[e] |
| Ratio of net investment income to average net assets | .34 | .47 | .33 | .14[e] |
| Portfolio Turnover Rate | 69.03 | 67.97 | 61.20 | 59.63[e] |
| Net Assets, end of period ($ x 1,000) | 1,159,657 | 1,073,837 | 839,075 | 850,110 |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b]  *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Amount represents less than $.01 per share.*

[e]  *Not annualized.*

*See notes to financial statements.*

|  | Investor Shares | | | |
|  | Year Ended August 31, | | | |
| **Mellon Mid Cap Stock Fund** | 2004 | 2003 | 2002 | 2001[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 11.03 | 9.90 | 11.19 | 11.32 |
| Investment Operations: | | | | |
| Investment income (loss)–net[b] | .01 | .02 | (.00)[c] | (.00)[c] |
| Net realized and unrealized gain (loss) on investments | 1.21 | 1.13 | (1.28) | (.13) |
| Total from Investment Operations | 1.22 | 1.15 | (1.28) | (.13) |
| Distributions: | | | | |
| Dividends from investment income–net | (.01) | (.02) | (.01) | – |
| Net asset value, end of period | 12.24 | 11.03 | 9.90 | 11.19 |
| **Total Return (%)** | 11.02 | 11.66 | (11.44) | (1.15)[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.16 | 1.20 | 1.25 | .20[d] |
| Ratio of net investment income (loss) to average net assets | .10 | .19 | (.00)[e] | (.03)[d] |
| Portfolio Turnover Rate | 69.03 | 67.97 | 61.20 | 59.63[d] |
| Net Assets, end of period ($ x 1,000) | 21,810 | 18,117 | 736 | 140 |

[a]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Amount represents less than $.01 per share.*

[d]  *Not annualized.*

[e]  *Amount represents less than .01%.*

*See notes to financial statements.*

| | Dreyfus Premier Shares | |
| | Year Ended August 31, | |
| **Mellon Mid Cap Stock Fund** | 2004 | 2003[a] |
|---|---|---|
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 10.96 | 9.81 |
| Investment Operations: | | |
| Investment (loss)–net[b] | (.08) | (.06) |
| Net realized and unrealized gain (loss) on investments | 1.21 | 1.21 |
| Total from Investment Operations | 1.13 | 1.15 |
| Net asset value, end of period | 12.09 | 10.96 |
| **Total Return (%)** | 10.31 | 11.72[c] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets | 1.91 | 1.95[c] |
| Ratio of net investment (loss) to average net assets | (.65) | (.58)[c] |
| Portfolio Turnover Rate | 69.03 | 67.97 |
| Net Assets, end of period ($ x 1,000) | 9,682 | 14,996 |

[a] *From the close of business on September 6, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

*See notes to financial statements.*

| Mellon Small Cap Stock Fund | Class M Shares | | | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002 | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 13.17 | 10.95 | 11.99 | 12.50 |
| Investment Operations: | | | | |
| Investment (loss)–net[c] | (.02) | (.00)[d] | (.03) | (.01) |
| Net realized and unrealized gain (loss) on investments | 1.77 | 2.22 | (1.01) | (.50) |
| Total from Investment Operations | 1.75 | 2.22 | (1.04) | (.51) |
| Net asset value, end of period | 14.92 | 13.17 | 10.95 | 11.99 |
| **Total Return (%)** | 13.29 | 20.27 | (8.67) | (4.08)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.02 | 1.04 | 1.07 | 1.00[e] |
| Ratio of net expenses to average net assets | 1.02 | 1.03 | 1.05 | .96[e] |
| Ratio of net investment (loss) to average net assets | (.11) | (.02) | (.27) | (.09)[e] |
| Portfolio Turnover Rate | 91.71 | 91.99 | 76.66 | 101.57[e] |
| Net Assets, end of period ($ x 1,000) | 747,637 | 558,172 | 350,873 | 151,440 |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b]  *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Amount represents less than $.01 per share.*

[e]  *Not annualized.*

*See notes to financial statements.*

| Mellon Small Cap Stock Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002 | 2001[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 13.08 | 10.90 | 11.98 | 11.95 |
| Investment Operations: | | | | |
| Investment (loss)−net[b] | (.05) | (.03) | (.06) | (.01) |
| Net realized and unrealized gain (loss) on investments | 1.75 | 2.21 | (1.02) | .04 |
| Total from Investment Operations | 1.70 | 2.18 | (1.08) | .03 |
| Net asset value, end of period | 14.78 | 13.08 | 10.90 | 11.98 |
| **Total Return (%)** | 13.00 | 20.00 | (9.02) | .25[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.26 | 1.29 | 1.32 | .20[c] |
| Ratio of net expenses to average net assets | 1.26 | 1.28 | 1.30 | .19[c] |
| Ratio of net investment (loss) to average net assets | (.35) | (.27) | (.51) | (.06)[c] |
| Portfolio Turnover Rate | 91.71 | 91.99 | 76.66 | 101.57[c] |
| Net Assets, end of period ($ x 1,000) | 3,310 | 3,578 | 3,857 | 1 |

[a]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Not annualized.*

*See notes to financial statements.*

| Mellon International Fund | Class M Shares | | | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002 | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 11.77 | 11.03 | 12.08 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net [c] | .20 | .20 | .18 | .16 |
| Net realized and unrealized gain (loss) on investments | 2.51 | .68 | (1.07) | (.58) |
| Total from Investment Operations | 2.71 | .88 | (.89) | (.42) |
| Distributions: | | | | |
| Dividends from investment income−net | (.19) | (.14) | (.15) | (.00)[d] |
| Dividends from net realized gain on investments | − | − | (.01) | − |
| Total Distributions | (.19) | (.14) | (.16) | (.00)[d] |
| Net asset value, end of period | 14.29 | 11.77 | 11.03 | 12.08 |
| **Total Return (%)** | 23.15 | 8.19 | (7.39) | (3.33)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.11 | 1.12 | 1.12 | 1.04[e] |
| Ratio of net expenses to average net assets | 1.10 | 1.05 | 1.05 | .96[e] |
| Ratio of net investment income to average net assets | 1.46 | 1.99 | 1.59 | 1.31[e] |
| Portfolio Turnover Rate | 45.60 | 36.52 | 24.63 | 34.27[e] |
| Net Assets, end of period ($ x 1,000) | 1,265,004 | 820,568 | 543,566 | 398,759 |

[a] *Effective December 16, 2002, MPAM shares were as redesignated as Class M shares.*

[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

*See notes to financial statements.*

| | Investor Shares | | | |
| | Year Ended August 31, | | | |
| **Mellon International Fund** | 2004 | 2003 | 2002 | 2001[a] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.13 | 11.34 | 12.08 | 11.98 |
| Investment Operations: | | | | |
| Investment income (loss)−net[b] | .49 | .13 | .24 | (.00)[c] |
| Net realized and unrealized gain (loss) on investments | 2.20 | .78 | (.97) | .10 |
| Total from Investment Operations | 2.69 | .91 | (.73) | .10 |
| Distributions: | | | | |
| Dividends from investment income−net | (.08) | (.12) | − | − |
| Dividends from net realized gain on investments | − | − | (.01) | − |
| Total Distributions | (.08) | (.12) | (.01) | − |
| Net asset value, end of period | 14.74 | 12.13 | 11.34 | 12.08 |
| **Total Return (%)** | 22.28 | 8.24 | (5.95) | .75[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.35 | 1.36 | 1.38 | .23[d] |
| Ratio of net expenses to average net assets | 1.35 | 1.30 | 1.30 | .22[d] |
| Ratio of net investment income (loss) to average net assets | 2.63 | 1.10 | 2.16 | (.01)[d] |
| Portfolio Turnover Rate | 45.60 | 36.52 | 24.63 | 34.27[d] |
| Net Assets, end of period ($ x 1,000) | 900 | 308 | 2,588 | 28 |

[a]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Amount represents less than $.01 per share.*

[d]  *Not annualized.*

*See notes to financial statements.*

| Mellon Emerging Markets Fund | Class M Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002 | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 14.92 | 12.33 | 11.86 | 12.50 |
| Investment Operations: | | | | |
| Investment income—net[c] | .25 | .22 | .24 | .28 |
| Net realized and unrealized gain (loss) on investments | 3.16 | 2.77 | .75 | (.87) |
| Total from Investment Operations | 3.41 | 2.99 | .99 | (.59) |
| Distributions: | | | | |
| Dividends from investment income—net | (.12) | (.12) | (.19) | (.05) |
| Dividends from net realized gain on investments | (.23) | (.28) | (.33) | (.00)[d] |
| Total Distributions | (.35) | (.40) | (.52) | (.05) |
| Net asset value, end of period | 17.98 | 14.92 | 12.33 | 11.86 |
| **Total Return (%)** | 22.93 | 25.18 | 8.48 | (4.68)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.51 | 1.61 | 1.68 | 1.66[e] |
| Ratio of net expenses to average net assets | 1.50 | 1.35 | 1.35 | 1.24[e] |
| Ratio of net investment income to average net assets | 1.39 | 1.77 | 1.86 | 2.24[e] |
| Portfolio Turnover Rate | 46.36 | 26.43 | 55.00 | 44.74[e] |
| Net Assets, end of period ($ x 1,000) | 1,001,344 | 526,049 | 145,144 | 54,863 |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

*See notes to financial statements.*

| | Investor Shares | | | |
| | Year Ended August 31, | | | |
| **Mellon Emerging Markets Fund** | 2004 | 2003 | 2002 | 2001[a] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 15.00 | 12.38 | 11.92 | 12.17 |
| Investment Operations: | | | | |
| Investment income–net[b] | .17 | .17 | .11 | .03 |
| Net realized and unrealized gain (loss) on investments | 3.22 | 2.82 | .86 | (.28) |
| Total from Investment Operations | 3.39 | 2.99 | .97 | (.25) |
| Distributions: | | | | |
| Dividends from investment income–net | (.08) | (.09) | (.18) | – |
| Dividends from net realized gain on investments | (.23) | (.28) | (.33) | – |
| Total Distributions | (.31) | (.37) | (.51) | – |
| Net asset value, end of period | 18.08 | 15.00 | 12.38 | 11.92 |
| **Total Return (%)** | 22.68 | 24.99 | 8.26 | (2.06)[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | 1.84 | 1.85 | 1.90 | .27[c] |
| Ratio of net expenses to average net assets | 1.83 | 1.60 | 1.60 | .23[c] |
| Ratio of net investment income to average net assets | 1.14 | 1.12 | .88 | .03[c] |
| Portfolio Turnover Rate | 46.36 | 26.43 | 55.00 | 44.74[c] |
| Net Assets, end of period ($ x 1,000) | 3,424 | 313 | 684 | 1 |

[a] *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

*See notes to financial statements.*

| Mellon Balanced Fund | Class M Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 10.79 | 10.28 | 11.39 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net[d] | .20 | .25 | .31 | .32 |
| Net realized and unrealized gain (loss) on investments | .78 | .51 | (.92) | (1.11) |
| Total from Investment Operations | .98 | .76 | (.61) | (.79) |
| Distributions: | | | | |
| Dividends from investment income−net | (.21) | (.25) | (.30) | (.32) |
| Dividends from net realized gain on investments | − | − | (.20) | − |
| Total Distributions | (.21) | (.25) | (.50) | (.32) |
| Net asset value, end of period | 11.56 | 10.79 | 10.28 | 11.39 |
| **Total Return (%)** | 9.13 | 7.68 | (5.70) | (6.38)[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .59 | .62 | .63 | .59[e] |
| Ratio of net expenses to average net assets | .59 | .62 | .63 | .59[e] |
| Ratio of net investment income to average net assets | 1.77 | 2.41 | 2.81 | 2.70[e] |
| Portfolio Turnover Rate | 61.77[f] | 83.22 | 90.36 | 75.62[e] |
| Net Assets, end of period ($ x 1,000) | 342,326 | 348,402 | 372,089 | 412,801 |

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.00, decrease net realized and unrealized gain (loss) on investments per share by $.00 and increase the ratio of net investment income to average net assets from 2.79% to 2.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] The portfolio turnover rate excluding mortgage dollar roll transactions was 55.45%.

See notes to financial statements.

| Mellon Balanced Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 10.79 | 10.27 | 11.39 | 11.53 |
| Investment Operations: | | | | |
| Investment income−net[c] | .17 | .23 | .27 | .04 |
| Net realized and unrealized gain (loss) on investments | .77 | .51 | (.91) | (.13) |
| Total from Investment Operations | .94 | .74 | (.64) | (.09) |
| Distributions: | | | | |
| Dividends from investment income−net | (.16) | (.22) | (.28) | (.05) |
| Dividends from net realized gain on investments | − | − | (.20) | − |
| Total Distributions | (.16) | (.22) | (.48) | (.05) |
| Net asset value, end of period | 11.57 | 10.79 | 10.27 | 11.39 |
| **Total Return (%)** | 8.76 | 7.52 | (5.91) | (.88)[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .85 | .87 | .89 | .16[d] |
| Ratio of net expenses to average net assets | .85 | .87 | .89 | .16[d] |
| Ratio of net investment income to average net assets | 1.45 | 2.13 | 2.45 | .32[d] |
| Portfolio Turnover Rate | 61.77[e] | 83.22 | 90.36 | 75.62[d] |
| Net Assets, end of period ($ x 1,000) | 665 | 431 | 165 | 1 |

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 2.43% to 2.45%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] The portfolio turnover rate excluding mortgage dollar roll transactions was 55.45%.

See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified equity funds and balanced fund: Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund, Mellon Emerging Markets Fund and Mellon Balanced Fund (each, a "fund" and collectively, the "funds"). Mellon Large Cap Stock Fund seeks investments returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard & Poor's 500 Composite Stock Price Index. Mellon Income Stock Fund seeks to exceed the total return performance of the Russell 1000 Value Index over time. Mellon Mid Cap Stock Fund seeks investment returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard & Poor's MidCap 400 Index. Mellon Small Cap Stock Fund seeks total investment returns (consisting of capital appreciation and income) that surpass those of the Standard & Poor's SmallCap 600 Index. Mellon International Fund and Mellon Emerging Markets Fund seek long-term capital growth. Mellon Balanced Fund seeks long-term growth of principal in conjunction with current income. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon Mid Cap Stock Fund. Dreyfus Premier shares of Mellon Mid Cap Stock Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights.

On September 6, 2002, pursuant to an Agreement and Plan of Reorganization previously approved by the Trust's Board, all of the assets, subject to the liabilities, of Dreyfus Premier Small Company Stock Fund ("Premier Small Company Fund"), a series of The Dreyfus/Laurel Funds, Inc., were transferred to MPAM Mid Cap Stock Fund (now known as Mellon Mid Cap Stock Fund) in exchange for shares of beneficial interest of MPAM Mid Cap Stock Fund's MPAM shares, Investor shares and Dreyfus Premier shares of equal value. Holders of Class A, Class C and Class T shares of Premier Small Company Fund received Investor shares of MPAM Mid Cap Stock Fund, holders of Class B shares of Premier Small Company Fund received Dreyfus Premier shares of MPAM Mid Cap Stock Fund and holders of Class R shares of Premier Small Company Fund received MPAM shares (now designated as Class M shares) of MPAM Mid Cap Stock Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in Premier Small Company Fund at the time of the exchange. MPAM Mid Cap Stock Fund's net asset value on September 6, 2002 was $9.83 per share for its MPAM shares, $9.81 per share for its Investor shares and, after the reorganization, $9.81 per share for its Dreyfus Premier shares, and a total of 18,726,817 MPAM shares, 1,746,630 Investor shares and 1,850,160 Dreyfus Premier shares, representing net assets of $184,065,900 MPAM shares, $17,131,194 Investor shares and $18,147,908 Dreyfus Premier shares (including $13,268,450 net unrealized appreciation on investments), were issued to Premier Small Company Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares for each fund based upon the relative proportion of net assets of each class.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

### NOTE 2—Significant Accounting Policies:

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the funds calculate their

net asset values, the funds may value these investments at fair value as determined in accordance with the procedures approved by the Trust's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR'S and futures contracts. For other securities that are fair valued by the Trust's Board, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Mellon Balanced Fund (Debt securities):

Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, are not valued by a pricing service approved by the Trust's Board, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Trust's Board. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Global Securities Lending, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds are entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Repurchase agreements:** The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(d) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(e) Foreign currency transactions:** Mellon Emerging Markets Fund and Mellon International Fund do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(f) **Foreign currency exchange contracts:** Certain funds may enter into forward currency exchange contracts to hedge their exposure to changes in foreign currency exchange rates on their foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, a fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, a fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, a fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. A fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. As of August 31, 2004, there were no open forward currency exchange contracts. Funds may also enter into foreign exchange contracts at the prevailing spot rate in order to facilitate the settlement of purchases and sales of foreign securities. **Table 1** summarizes open foreign exchange contracts for Mellon International Fund and Mellon Emerging Markets Fund at August 31, 2004.

(g) **Concentration of risk:** Mellon Emerging Markets Fund invests in equity securities traded on the stock markets of emerging market countries, which can be extremely volatile due to political, social and economic

**Table 1.**

**Mellon International Fund**

| Foreign Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Euro, expiring 9/1/2004 | 25,702 | 30,876 | 31,305 | 429 |
| Euro, expiring 9/2/2004 | 18,223 | 22,196 | 22,196 | – |
| **Sales:** | | **Proceeds ($)** | | |
| British Pound, expiring 9/1/2004 | 5,869 | 10,499 | 10,581 | (82) |
| Singapore Dollar, expiring 9/1/2004 | 113,510 | 66,179 | 66,384 | (205) |
| Swedish Krona, expiring 9/2/2004 | 2,844,945 | 377,164 | 379,372 | (2,208) |
| Swiss Franc, expiring 9/1/2004 | 26,122 | 20,377 | 20,622 | (245) |
| Swiss Franc, expiring 9/2/2004 | 28,118 | 22,196 | 22,198 | (2) |
| **Total** | | | | **(2,313)** |

**Mellon Emerging Markets Fund**

| Foreign Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Indian Rupee, expiring 9/2/2004 | 60,369,110 | 1,304,290 | 1,304,432 | 142 |
| South African Rand, expiring 9/1/2004 | 897,605 | 133,374 | 135,359 | 1,985 |
| **Sales:** | | **Proceeds ($)** | | |
| Hong Kong Dollar, expiring 9/2/2004 | 1,954,498 | 250,577 | 250,577 | – |
| Poland Zloty, expiring 9/1/2004 | 1,222,569 | 329,889 | 334,492 | (4,603) |
| South African Rand, expiring 9/2/2004 | 2,391,526 | 356,944 | 360,642 | (3,698) |
| South Korean Won, expiring 9/1/2004 | 342,865 | 297 | 298 | (1) |
| South Korean Won, expiring 9/2/2004 | 51,448,033 | 44,718 | 44,679 | 39 |
| **Total** | | | | **(6,136)** |

factors. Risks include changes in currency exchange rates, a lack of comprehensive company information, political instability, differing auditing and legal standards, less diverse, less mature economic structures and less liquidity.

**(h) Dividends to shareholders:** Dividends payable to shareholders are recorded by the funds on the ex-dividend date. Mellon Large Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund declare and pay dividends from investment income-net monthly. Mellon Mid Cap Stock Fund, Mellon Small Cap Stock Fund, Mellon International Fund and Mellon Emerging Markets Fund declare and pay dividends from investment income-net annually. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the

fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(i) Federal income taxes:** It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

**Table 2** summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2004.

**Table 3** summarizes each relevant fund's accumulated capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004.

**Table 2.**

|  | Undistributed Ordinary Income ($) | Accumulated Capital Losses ($) | Undistributed Capital Gains ($) | Unrealized Appreciation ($) |
|---|---|---|---|---|
| Mellon Large Cap Stock Fund | 433,517 | 110,039,380 | – | 341,125,573 |
| Mellon Income Stock Fund | – | – | 27,311,874 | 68,617,086 |
| Mellon Mid Cap Stock Fund | 2,419,500 | – | 55,791,712 | 212,577,174 |
| Mellon Small Cap Stock Fund | – | – | 8,696,243 | 124,196,482 |
| Mellon International Fund | 31,952,852 | – | 25,536,793 | 133,956,641 |
| Mellon Emerging Markets Fund | 50,861,998 | – | 32,526,680 | 116,340,903 |
| Mellon Balanced Fund | 627,123 | 9,516,249 | – | 48,435,259 |

**Table 3.**

| Expiring in fiscal | 2010 ($)[†] | 2011 ($)[†] | Total ($) |
|---|---|---|---|
| Mellon Large Cap Stock Fund | 10,567,980 | 99,471,400 | 110,039,380 |
| Mellon Balanced Fund | – | 9,516,249 | 9,516,249 |

† If not applied, the carryovers expire in the above years.

Table 4 summarizes each relevant fund's tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences, the funds increased (decreased) accumulated undistributed investment income–net, increased (decreased) accumulated net realized gain (loss) on investments and increased (decreased) paid-in capital as summarized in **Table 5**. These permanent book to tax differences are primarily due to the tax treatment for real estate investment trusts for the Mellon Large Cap Stock Fund, the Mellon Income Stock Fund and the Mellon Mid Cap Stock Fund, real estate investment trusts and net operating losses for the Mellon Small Cap Stock Fund, foreign exchange gains and losses and passive foreign investment companies for the Mellon International Fund, foreign exchange gains and losses and Indian and Thailand capital gain taxes for the Mellon Emerging

Markets Fund and amortization adjustments and real estate investment trusts for the Mellon Balanced Fund. Net assets were not affected by this reclassification.

## NOTE 3–Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

**(a)** Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .65 of 1% of the Mellon Large Cap Stock Fund, .65 of 1% of the Mellon Income Stock Fund, .75 of 1% of the Mellon Mid Cap Stock Fund, .85 of 1% of the Mellon Small Cap Stock Fund, .85 of 1% of the Mellon International Fund, 1.15% of the Mellon Emerging Markets Fund and .65 of 1% (equity investments), .40 of 1% (debt securities) and .15 of 1% (money market investments and other underlying Mellon funds) of the Mellon Balanced Fund.

**Table 4.**

|  | Ordinary Income ($) | | Long-Term Capital Gains ($) | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Mellon Large Cap Stock Fund | 12,518,111 | 11,008,300 | – | – |
| Mellon Income Stock Fund | 4,817,595 | 4,478,849 | 3,997,860 | 2,327,677 |
| Mellon Mid Cap Stock Fund | 3,208,207 | 3,072,127 | – | – |
| Mellon International Fund | 13,998,246 | 7,521,834 | – | – |
| Mellon Emerging Markets Fund | 13,199,030 | 5,127,435 | 2,416,263 | 538,298 |
| Mellon Balanced Fund | 6,629,153 | 8,770,519 | – | – |

**Table 5.**

|  | Accumulated Undistributed Investment Income–Net ($) | Accumulated Net Realized Gain (Loss) ($) | Paid-in Capital ($) |
|---|---|---|---|
| Mellon Large Cap Stock Fund | (836) | 836 | – |
| Mellon Income Stock Fund | 11,998 | (8,451) | (3,547) |
| Mellon Mid Cap Stock Fund | (227,950) | 542,286 | (314,336) |
| Mellon Small Cap Stock Fund | 841,605 | 106,424 | (948,029) |
| Mellon International Fund | 2,359,099 | (2,360,627) | 1,528 |
| Mellon Emerging Markets Fund | (2,843,602) | 2,843,602 | – |
| Mellon Balanced Fund | 524,344 | (393,350) | (130,994) |

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

| | |
|---|---|
| 0 up to $6 billion | .15 of 1% |
| $6 billion up to $12 billion | .12 of 1% |
| In excess of $12 billion | .10 of 1% |

No administration fee is applied to assets held by the Mellon Balanced Fund, which are invested in cash or money market instruments or shares of certain other series of the Trust.

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

Mellon Bank had agreed, until September 30, 2003, to waive receipt of its fees and/or to reimburse a portion of the indicated fund's expenses, exclusive of taxes, interest, brokerage commissions, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses would not exceed, in the aggregate, the rate per annum of the fund's average daily net assets listed below:

1.05% of the Mellon International Fund and 1.35% of the Mellon Emerging Markets Fund. **Table 6** summarizes the amounts waived during the period ended August 31, 2004.

**Table 6.**

| | |
|---|---|
| Mellon International Fund | $35,251 |
| Mellon Emerging Markets Fund | 75,965 |

During the period ended August 31, 2004, the Distributor retained $25,130 from the contingent deferred sales charge on redemptions of the Mellon Mid Cap Stock Fund's Dreyfus Premier shares.

**(b)** Mellon Mid Cap Stock Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. Mellon Mid Cap Stock Fund pays the Distributor a fee at an annual rate of .75% of 1% of the value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended August 31, 2004, Mellon Mid Cap Stock Fund's Dreyfus Premier shares were charged $96,389 pursuant to the Plan.

**(c)** The funds have adopted a Shareholder Services Plan with respect to their Investor shares and Mellon Mid Cap Stock Fund has adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 7** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended August 31, 2004, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

**Table 7.**

| | |
|---|---|
| Mellon Large Cap Stock Fund | $11,112 |
| Mellon Income Stock Fund | 2,362 |
| Mellon Mid Cap Stock Fund, Investor shares | 53,758 |
| Mellon Mid Cap Stock Fund, Dreyfus Premier shares | 32,130 |
| Mellon Small Cap Stock Fund | 8,209 |
| Mellon International Fund | 2,062 |
| Mellon Emerging Markets Fund | 1,671 |
| Mellon Balanced Fund | 1,385 |

All funds except Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Bank, an affiliate of Dreyfus, under a Custody Agreement with

Mellon Bank and Mellon International Fund and Mellon Emerging Markets Fund compensate Mellon Trust of New England, N.A. under a Custody Agreement with Mellon Trust of New England, N.A. for providing custodial services for the relevant funds. **Table 8** summarizes the amounts the funds were charged during the period ended August 31, 2004, pursuant to the custody agreements.

**Table 8.**

| | |
|---|---|
| Mellon Large Cap Stock Fund | $112,204 |
| Mellon Income Stock Fund | 27,446 |
| Mellon Mid Cap Stock Fund | 94,468 |
| Mellon Small Cap Stock Fund | 86,609 |
| Mellon International Fund | 1,136,546 |
| Mellon Emerging Markets Fund | 1,716,581 |
| Mellon Balanced Fund | 51,781 |

**Table 9** summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

**(d)** Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out–of–pocket expenses. Prior to July 1, 2004, the annual fee payable to each trustee was $35,000 and prior to September 14, 2004, the attendance fee was $3,000 for each in-person meeting.

**(e)** The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use collateral received in connection with lending the funds' securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

**Table 10** summarizes each fund's aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and foreign currency exchange contracts, during the period ended August 31, 2004, of which $22,329,954 in purchases and $23,379,915 in sales were from mortgage dollar roll transactions in the Mellon Balanced Fund.

**Table 9.**

| | Investment Advisory Fees ($) | Rule 12b-1 Distribution Plan Fees ($) | Shareholder Services Fees ($) | Custodian Fees ($) |
|---|---|---|---|---|
| Mellon Large Cap Stock Fund | 839,919 | – | 696 | 17,342 |
| Mellon Income Stock Fund | 148,914 | – | 157 | 3,106 |
| Mellon Mid Cap Stock Fund | 741,915 | 6,112 | 6,587 | 13,866 |
| Mellon Small Cap Stock Fund | 533,012 | – | 691 | 15,601 |
| Mellon International Fund | 897,894 | – | 186 | 199,913 |
| Mellon Emerging Markets Fund | 945,745 | – | 364 | 296,143 |
| Mellon Balanced Fund | 129,110 | – | 139 | 14,063 |

**Table 10.**

| | Purchases ($) | Sales ($) |
|---|---|---|
| Mellon Large Cap Stock Fund | 682,940,816 | 726,052,189 |
| Mellon Income Stock Fund | 139,528,950 | 172,883,124 |
| Mellon Mid Cap Stock Fund | 812,506,890 | 858,711,196 |
| Mellon Small Cap Stock Fund | 739,290,797 | 634,715,847 |
| Mellon International Fund | 726,018,796 | 487,262,971 |
| Mellon Emerging Markets Fund | 695,534,741 | 369,248,746 |
| Mellon Balanced Fund | 218,188,593 | 243,423,427 |

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold. Proceeds from the sale will be reinvested and additional income from the sale is included in realized gain (loss). Losses may arise due to changes in the value of the securities.

Table 11 summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at August 31, 2004:

## NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the funds did not borrow under the line of credit with the exception of Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund, Mellon Income Stock Fund and Mellon Balanced Fund.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2004 for the Mellon Large Cap Stock Fund was approximately $87,400, with a related weighted average annualized interest rate of 1.79%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2004 for the Mellon Income Stock Fund was approximately $19,700, with a related weighted average annualized interest rate of 1.48%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2004 for the Mellon Mid Cap Stock Fund was approximately $18,200, with a related weighted average annualized interest rate of 1.56%.

The average daily amount of borrowings outstanding under the line of credit during the period ended August 31, 2004 for the Mellon Balanced Fund was approximately $43,600, with a related weighted average annualized interest rate of 1.57%.

## NOTE 6—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new

**Table 11.**

| | Cost of Investments ($) | Gross Appreciation ($) | Gross Depreciation ($) | Net ($) |
|---|---|---|---|---|
| Mellon Large Cap Stock Fund | 1,235,203,873 | 378,868,441 | 37,742,868 | 341,125,573 |
| Mellon Income Stock Fund | 209,921,229 | 71,911,153 | 3,294,067 | 68,617,086 |
| Mellon Mid Cap Stock Fund | 1,024,101,899 | 240,863,026 | 28,285,852 | 212,577,174 |
| Mellon Small Cap Stock Fund | 652,027,580 | 143,283,008 | 19,086,526 | 124,196,482 |
| Mellon International Fund | 1,103,894,605 | 176,438,242 | 42,579,534 | 133,858,708 |
| Mellon Emerging Markets Fund | 869,434,449 | 150,000,046 | 33,693,746 | 116,306,300 |
| Mellon Balanced Fund | 311,134,737 | 53,341,411 | 4,906,152 | 48,435,259 |

investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

## Note 7–Subsequent Event:

At a meeting of the Trust's Board held on September 14, 2004, the Trust's Board approved a proposal to change the investment objectives of Mellon Large Cap Stock Fund, Mellon Income Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund. Effective on or about December 31, 2004, the new investment objectives of Mellon Large Cap Stock Fund, Mellon Mid Cap Stock Fund and Mellon Small Cap Stock Fund will be to seek capital appreciation, and the new investment objective of Mellon Income Stock Fund will be to seek total return (consisting of capital appreciation and income). Each fund's new investment objective, as with its old objective, may be changed without shareholder approval.

**The Board of Trustees and Shareholders
Mellon Funds Trust**

We have audited the accompanying statements of assets and liabilities of the Mellon Large Cap Stock Fund, the Mellon Income Stock Fund, the Mellon Mid Cap Stock Fund, the Mellon Small Cap Stock Fund, the Mellon International Fund, the Mellon Emerging Markets Fund and the Mellon Balanced Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments, as of August 31, 2004, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2004, by correspondence with the custodian and brokers. As to securities purchased and sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2004, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

*KPMG LLP*

New York, New York
October 11, 2004

### Mellon Large Cap Stock Fund

The fund designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003, and also designates 100% of the ordinary dividends paid as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

### Mellon Income Stock Fund

For federal tax purposes the fund hereby designates $.1459 per share as a long-term capital gain distribution paid on December 31, 2003.

The fund also designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003, and also designates 100% of the ordinary dividends paid as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

### Mellon Mid Cap Stock Fund

The fund designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003, and also designates 100% of the ordinary dividends paid as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

### Mellon International Fund

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2004:

— the total amount of taxes paid to foreign countries was $3,537,776

— the total amount of income sourced from foreign countries was $23,903,950

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

The fund also designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

### Mellon Emerging Markets Fund

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2004:

— the total amount of taxes paid to foreign countries was $5,805,709

— the total amount of income sourced from foreign countries was $22,463,471

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

The fund also designates 100% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003, and also designates $.0540 per share as a long-term capital gain distribution paid on December 30, 2003.

**Mellon Balanced Fund**

The fund designates 43.26% of the ordinary dividends paid during the fiscal year ended August 31, 2004 as qualifying dividends, subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003, and also designates 41.72% of the ordinary dividends paid as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

**Patrick J. O'Connor (61)**
**Chairman of the Board (2000)**

*Principal Occupation During Past 5 Years:*

- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2001

*Other Board Memberships and Affiliations:*

- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee

*No. of Portfolios for which Board Member Serves:* 16

---

**Ronald R. Davenport (68)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Sheridan Broadcasting Corporation since July 1972

*Other Board Memberships and Affiliations:*

- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Momentum Equity Group LLC, Director

*No. of Portfolios for which Board Member Serves:* 16

---

**John L. Diederich (67)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

*Other Board Memberships and Affiliations:*

- Continental Mills, a dry baking products company, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Maureen D. McFalls (59)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

*Other Board Memberships and Affiliations:*

- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Coro Center For Civic Leadership, Board Member

*No. of Portfolios for which Board Member Serves:* 16

---

**Kevin C. Phelan (60)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998.

*Other Board Memberships and Affiliations:*

- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust, Director
- St. Elizabeth's Medical Center of Boston, Board Member
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Board of Visitors of Babson College, Board Member
- Board of Visitors of Boston University School of Public Health, Board Member
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Patrick J. Purcell (56)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- Owner, President and Publisher of The Boston Herald since February 1994
- President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
- President and Chief Executive Officer, Herald Media since 2001

*Other Board Memberships and Affiliations:*
- The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Vice Chairman
- The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
- United Way of Massachusetts Bay, Board Member
- Greater Boston Chamber of Commerce, Board Member
- St. John's University, Trustee
- New England Medical Center, Trustee
- Stonehill College, Trustee

*No. of Portfolios for which Board Member Serves:* 16

**Thomas F. Ryan, Jr. (63)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- Retired since April 1999
- President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

*Other Board Memberships and Affiliations:*
- Boston College, Trustee
- Brigham & Women's Hospital, Trustee
- New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
- RepliGen Corporation, a biopharmaceutical company, Director
- M/C Communications, a medical education company, Director

*No. of Portfolios for which Board Member Serves:* 16

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.*

**LAWRENCE P. KEBLUSEK, President since September 2002.**

As Chief Investment Officer of Mellon's Private Wealth Management group, Mr. Keblusek is responsible for investment strategy, policy and implementation for Mellon's Private Wealth Management group. Prior to joining Mellon, Mr. Keblusek was a Managing Director at Citigroup since 1995. He was previously a Vice President of the Trust. He is 55 years old and has been employed by Mellon since August 2002.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

**CHRISTOPHER SHELDON, Vice President since September 2002.**

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research. Prior to assuming his current position, Mr. Sheldon was the West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He is 38 years old has been employed by Mellon since January 1995.

**JEFF PRUSNOFSKY, Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 87 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

**STEVEN F. NEWMAN, Assistant Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director-Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 30 investment companies (comprised of 59 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since August 1981.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Mellon Funds Trust**
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Investment Adviser**

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Sub-Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Domestic Equity Funds:
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

International and Emerging Markets Funds:
Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02108

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

**Mail** PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

# *The Mellon Funds*

Mellon Bond Fund
Mellon Intermediate Bond Fund
Mellon Short-Term U.S. Government Securities Fund

**ANNUAL REPORT**    August 31, 2004

# Contents

## The Funds

## For More Information

The views expressed herein are current to the date of this report. These views and the composition of The Funds' portfolios are subject to change at any time based on market and other conditions.

# The Funds



## LETTER FROM THE PRESIDENT

Dear Shareholder:

This annual report for The Mellon Funds covers the period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

Although strong performance during the closing months of 2003 contributed to generally attractive equity returns for the reporting period overall, stock prices have retreated modestly so far in 2004. In contrast, bond market sectors have remained relatively strong, despite higher short-term interest rates. Investors apparently have revised their expectations of U.S. economic growth downward in response to ongoing geopolitical tensions, high energy prices and some persistently disappointing labor statistics.

In these challenging times, we believe it remains critical to keep focused on a long-term wealth management strategy. The broad range of asset classes represented by The Mellon Funds provides an excellent opportunity to position your portfolio for all market environments and your portfolio manager welcomes the opportunity to work with you in meeting your overall wealth management objectives.

Thank you for your continued confidence in Mellon.

Sincerely,

*Lawrence P. Keblusek*

Lawrence P. Keblusek
President
Mellon Funds Trust
September 15, 2004



## DISCUSSION OF
## FUND PERFORMANCE

Eric N. Gutterson, CFA, Portfolio Manager

### How did Mellon Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares achieved a total return of 5.63%, and its Investor shares achieved a total return of 5.29%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index, the fund's benchmark, achieved a total return of 6.13% for the same period.[2] The average total return of all funds reported in the Lipper Intermediate Investment Grade Debt Funds category was 5.56% for the same period.[3]

Changing investor sentiment regarding the sustainability of U.S. economic growth and the timing of interest-rate increases from the Federal Reserve Board (the "Fed") influenced the bond market during the reporting period. The fund's returns were roughly in line with its Lipper category average. The fund's returns trailed the benchmark, primarily because of the effects of fund fees and expenses that are not a factor in the benchmark's return.

### What is the fund's investment approach?

The fund seeks to outperform the Lehman Brothers U.S. Aggregate Index while maintaining a similar risk level. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. Treasury and government agency bonds, corporate bonds, mortgage-related securities and foreign corporate and government bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective duration will not exceed eight years.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek total return (consisting of capital appreciation and current income). To pursue its new objective, the fund will continue to actively manage the bond market and maturity exposure.

### What other factors influenced the fund's performance?

Although Treasury yields declined somewhat over the reporting period, the bond market was characterized by heightened volatility as investors reacted to each new release of economic data. At the start of the reporting period, the bond market had already begun to recover from the sharp sell-off in the summer of 2003, which occurred after increased signs of potential inflationary pressures. Because we expected the U.S. economy to continue to gain strength, we set the fund's average duration modestly shorter than that of its benchmark — a strategy designed to preserve capital during times of bond market weakness. We were also overweight in corporate bonds, which we believed would benefit from stronger business conditions.

Instead of interest rates rising due to a strengthening economy as we had expected, rates fell when it became apparent in early 2004 that weak U.S. labor markets were helping to keep inflationary pressures low. As a result, many investors believed that the Fed could be patient before raising short-term interest rates, and the fund was unable to participate fully in the resulting market rally due to our shorter-than-average duration.

In the spring of 2004, however, renewed inflationary pressures finally appeared when commodity prices, especially energy, surged and employment statistics showed unexpected strength. Bond prices fell sharply as investors revised their expectations of the number and timing of Fed rate increases, and U.S. government securities were particularly hard-hit. We believe the fund's defensive positioning at the time helped protect it from the full brunt of the decline, benefiting its relative performance.

Throughout this period of heightened interest-rate volatility, corporate bonds, in our opinion, became increasingly overvalued. Accordingly, we began reducing the fund's exposure to that sector, in particular lower-rated securities, while locking in profits. At the same time, we maintained the fund's low exposure to U.S. Treasury securities, due to their sensitivity to rising interest rates. This helped the fund avoid the full brunt of weakness in Treasuries in the weeks leading up to the Fed's first rate hike in late June, which marked the first increase in short-term interest rates in more than four years. The Fed raised rates again in August, driving the overnight federal funds rate to 1.50% by the end of the reporting period.

We also reinvested mortgage-backed securities prepayments back into this sector and maintained our sector weighting roughly in line with the benchmark's exposure. This position benefited the fund's absolute performance when mortgage-backed securities were positively affected by lower prepayment rates, as fewer homeowners refinanced their mortgages. Finally, we moved to a slight overweight position in U.S. government agency debentures by investing primarily in short maturity callable issues, which we regarded as attractively valued versus comparable maturity Treasuries.

## What is the fund's current strategy?

We continue to position the fund for what we believe is a gradually strengthening domestic economy accompanied by the Fed's current policy of "measured" short-term interest-rate increases. Accordingly, at the end of the reporting period, the fund's average duration remains shorter than that of its benchmark. In addition, we continue to "barbell" the fund's maturity structure so that the fund's overall average duration is a combination of concentrations in shorter- and longer-term maturities.

Finally, we will continue to look for opportunities to upgrade the quality of the fund's corporate bond holdings as the economic recovery matures. We will also seek to add to our holdings in mortgage-related securities on price weakness versus similar duration Treasuries. As always, we are prepared to change the fund's composition and duration management strategy as market conditions evolve.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2003, at which time it was terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Bond Fund Class M shares and the Lehman Brothers U.S. Aggregate Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 5.63% | 6.81% | 6.76% |  |
| **Investor shares** | 7/11/01 | 5.29% | – | – | 5.45% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund (and those of two other CTFs) were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of corporate, government and government agency debt instruments, mortgage-backed securities, and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF FUND PERFORMANCE

Lawrence R. Dunn, Portfolio Manager

### How did Mellon Intermediate Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares achieved a total return of 4.45%, and its Investor shares achieved a total return of 3.88%.[1] In comparison, the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index"), the fund's benchmark, achieved a 5.07% total return for the same period.[2] The average total return of all funds reported in the Lipper Intermediate Investment Grade Debt Funds category was 5.56% for the same period.[3]

Intermediate-term fixed-income securities were influenced during the reporting period by changing investor sentiment regarding the sustainability of U.S. economic growth and the timing of higher interest rates from the Federal Reserve Board (the "Fed"). The fund's returns trailed its benchmark and Lipper category average, primarily because we maintained an average duration that was shorter than that of the Index, which helped to preserve value in declining markets but prevented the fund from participating fully in market rallies.

### What is the fund's investment approach?

The fund seeks to outperform the Lehman Brothers Intermediate Government/Credit Bond Index while maintaining a similar risk level. To pursue its goal, the fund actively manages bond market and maturity exposure and invests at least 80% of its assets in bonds, such as U.S. government and agency bonds, corporate bonds, mortgage-related securities, foreign corporate and government bonds and municipal bonds. The fund's investments in debt securities must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will be between 2.5 and 5.5 years.

When managing the fund, we use a disciplined process to select securities and manage risk. We generally choose individual securities based on their yields, credit quality, the level of interest rates and inflation, general economic and financial trends and our outlook for the securities markets. Our management process also includes computer modeling and scenario testing of possible changes in market conditions.

Effective on or about December 31, 2004, the fund's new investment objective will be to seek total return (consisting of capital appreciation and current income). To pursue its new investment objective, the fund will continue to actively manage the bond market and maturity exposure.

### What other factors influenced the fund's performance?

Investors generally were optimistic about the prospects for stronger U.S. economic growth during the first half of the reporting period. In fact, better economic data during the summer of 2003 had led to a sharp reversal in bond prices in the months before the start of the reporting period. As a result, the reporting period began as bond prices gradually recovered from their previous decline.

Since we expected the U.S. economy to gain strength during the reporting period, we set the fund's average duration in a range we considered modestly shorter than industry averages, a position designed to preserve capital during times of market weakness. We also placed slightly greater emphasis on corporate bonds, which we believed would benefit from stronger business conditions. Instead of suffering periodic declines in a strengthening economy as we had expected, the more interest-rate-sensitive sectors of the bond market continued to rally when it became apparent that inflationary pressure remained low and investors concluded that the Fed could be patient before raising short-term interest rates. As a result, the fund was unable to participate fully in the ensuing market rally.

In the spring of 2004, however, renewed inflationary pressures finally appeared when energy prices surged and employment statistics showed unexpected strength. Bond prices fell sharply as investors revised forward their expectations of the timing of potential interest-rate increases, and intermediate-term U.S. government securities were particularly hard-hit. The fund's relatively short average duration and emphasis on corporate bonds helped protect it from the full brunt of the decline.

As market conditions evolved, it seemed to us that corporate bonds were becoming more richly valued, and we began to reduce the fund's exposure to lower-rated corporate securities while maintaining the fund's relatively light holdings of U.S. Treasury securities. Instead, we added to the fund's holdings of U.S. government agency debentures, which we regarded as attractively valued, and we attempted to capture competitive yields through small positions in short-term mortgage-backed securities and asset-backed securities. Although this positioning worked well in advance of the Fed's moves toward higher interest rates in late June and August, it again prevented the fund from participating fully in a market rally toward the end of the reporting period.

## What is the fund's current strategy?

We have continued to position the fund for moderate economic growth and rising short-term interest rates. Accordingly, as of the end of the reporting period, we have continued to maintain the fund's average duration in a slightly shorter-than-average range, and we have continued to emphasize securities that, in our judgment, are likely to hold more of their value if bond prices fall. In our view, these are prudent strategies in today's uncertain investment environment.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2003, at which time it was terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Intermediate Bond Fund Class M shares and the Lehman Brothers Intermediate Government/Credit Bond Index

### Average Annual Total Returns *as of 8/31/04*

|                  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|------------------|----------------|--------|---------|----------|----------------|
| **Class M shares**   |            | 4.45%  | 6.32%   | 6.19%    |                |
| **Investor shares**  | 7/11/01    | 3.88%  | –       | –        | 5.35%          |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Intermediate Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers Intermediate Government/Credit Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of U.S. government and credit bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF
## FUND PERFORMANCE

Lawrence R. Dunn, Portfolio Manager

### How did Mellon Short-Term U.S. Government Securities Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund's Class M shares achieved a total return of 1.97%, and its Investor shares achieved a total return of 1.46%.[1] In comparison, the Lehman Brothers 1-3 Year U.S. Government Index (the "Index"), the fund's benchmark, achieved a total return of 2.27% for the same period.[2] The average total return of all funds reported in the Lipper Short U.S. Government Funds category was 1.60% for the same period.[3]

Short-term U.S. government securities were affected during the reporting period by changing investor sentiment regarding the sustainability of U.S. economic growth and the timing of higher interest rates from the Federal Reserve Board (the "Fed"). The fund's returns were in line with the Lipper category average, primarily due to the fund's shorter-than-average duration during most of the reporting period. However the fund's returns trailed the benchmark, primarily because the Index does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to provide as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and in repurchase agreements. The fund may invest up to 35% of its net assets in mortgage-related securities issued by U.S. government agencies or instrumentalities, such as mortgage pass-through securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The fund may also invest in collateralized mortgage obligations

("CMOs"), including stripped mortgage-backed securities. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

When choosing securities, we typically first examine U.S. and global economic conditions and other market factors to estimate long- and short-term interest rates. Using a research-driven investment process, we then seek to identify what we believe are potentially profitable sectors before they are widely perceived by the market. We also seek to identify underpriced or mispriced securities that appear likely to perform well over time.

### What other factors influenced the fund's performance?

Investors generally were optimistic about the prospects for stronger U.S. economic growth during the first half of the reporting period. In fact, better economic data during the summer of 2003 had led to a sharp reversal in bond prices in the months before the start of the reporting period. As a result, the reporting period began as bond prices gradually recovered from their previous decline.

Since we expected the U.S. economy to gain strength during the reporting period, we set the fund's average duration in a range we considered modestly shorter than industry averages, a position designed to preserve capital during times of market weakness. Instead of suffering periodic declines in a strengthening economy as we had expected, U.S. government securities generally continued to rally when it became apparent that inflationary pressures remained low in a sluggishly recovering economy. As a result, many investors believed that the Fed could be patient before raising short-term interest rates, and the fund was unable to participate fully in the resulting market rally.

In the spring of 2004, however, renewed inflationary pressures finally appeared when energy prices surged and employment statistics showed unexpected strength. Bond prices fell sharply as investors revised forward their expectations of the timing of potential interest-rate increases. The fund's relatively short average duration helped protect it from the full brunt of the decline, however, as did its relatively light exposure to short-term U.S. Treasury securities.

In fact, at times during the reporting period, we attempted to boost the fund's income distribution rate by investing relatively small portions of the fund's assets in higher-yielding fixed-income instruments, such as mortgage-backed securities and debentures issued by U.S. government agencies. Although these holdings and the fund's relatively short average duration helped it withstand market weakness in advance of the Fed's moves toward higher interest rates in late June and August, it again prevented the fund from participating fully in a market rally toward the end of the reporting period.

### What is the fund's current strategy?

We have continued to position the fund for moderate economic growth and rising short-term interest rates. Accordingly, as of the end of the reporting period, we have continued to maintain the fund's average duration in a slightly shorter-than-average range, and we have continued to allocate a small portion of the fund's assets to securities that, in our judgment, are likely to hold more of their value if interest rates rise. In our view, these are prudent strategies in today's uncertain investment environment.

September 15, 2004

---

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2003, at which time it was terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LEHMAN BROTHERS – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 1-3 Year U.S. Government Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Short-Term U.S. Government Securities Fund Class M shares and the Lehman Brothers 1-3 Year U.S. Government Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 1.97% | 4.72% | 5.16% |  |
| **Investor shares** | 7/11/01 | 1.46% | – | – | 3.12% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Short-Term U.S. Government Securities Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers 1-3 Year U.S. Government Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is a widely accepted, unmanaged index of government bond market performance composed of U.S. Treasury and agency securities with maturities of 1-3 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## UNDERSTANDING YOUR FUND'S EXPENSES

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares |
| --- | --- | --- |
| **Mellon Bond Fund** | | |
| Expenses paid per $1,000† | $ 2.83 | $ 4.09 |
| Ending value (after expenses) | $1,009.40 | $1,007.40 |
| **Mellon Intermediate Bond Fund** | | |
| Expenses paid per $1,000† | $ 2.87 | $ 4.27 |
| Ending value (after expenses) | $1,004.30 | $1,000.10 |
| **Mellon Short-Term U.S. Government Securities Fund** | | |
| Expenses paid per $1,000† | $ 2.72 | $ 3.92 |
| Ending value (after expenses) | $1,001.00 | $999.90 |

## COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares |
| --- | --- | --- |
| **Mellon Bond Fund** | | |
| Expenses paid per $1,000† | $ 2.85 | $ 4.12 |
| Ending value (after expenses) | $1,022.32 | $1,021.06 |
| **Mellon Intermediate Bond Fund** | | |
| Expenses paid per $1,000† | $ 2.90 | $ 4.32 |
| Ending value (after expenses) | $1,022.27 | $1,020.86 |
| **Mellon Short-Term U.S. Government Securities Fund** | | |
| Expenses paid per $1,000† | $ 2.75 | $ 3.96 |
| Ending value (after expenses) | $1,022.42 | $1,021.22 |

† *Expenses are equal to the Mellon Bond Fund annualized expense ratio of .56% for Class M and .81% for Investor, Mellon Intermediate Bond Fund .57% for Class M and .85% for Investor and Mellon Short-Term U.S. Government Securities Fund .54% for Class M and .78% for Investor, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2004

## Mellon Bond Fund

| Bonds and Notes—96.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Asset-Backed Ctfs.— Automotive Receivables—1.0%** | | |
| Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011 | 8,470,000 | **8,453,534** |
| **Asset-Backed Ctfs.— Credit Cards—1.3%** | | |
| Bank One Issuance Trust, Ser. 2003-03, Cl. C3, 4.77%, 2016 | 11,000,000 | **10,742,475** |
| **Auto Manufacturing—1.5%** | | |
| Ford Motor, Notes, 7.45%, 2031 | 5,745,000 [a] | 5,649,352 |
| General Motors, Sr. Debs, 8.375%, 2033 | 6,300,000 | 6,716,222 |
| | | **12,365,574** |
| **Bank & Finance—9.9%** | | |
| AXA Financial, Sr. Notes, 7.75%, 2010 | 5,650,000 | 6,618,269 |
| American Express, Notes, 4.75%, 2009 | 3,000,000 [a] | 3,121,326 |
| Bank of America, Sr. Notes, 5.875%, 2009 | 6,585,000 | 7,158,646 |
| Bear Stearns & Cos., Notes, 4.5%, 2010 | 2,000,000 | 2,023,588 |
| CIT: | | |
| Sr. Notes, 4%, 2008 | 1,800,000 | 1,821,681 |
| Sr. Notes, 5.75%, 2007 | 3,000,000 [a] | 3,202,899 |
| Citigroup: | | |
| Sr. Notes, 6.2%, 2009 | 1,825,000 | 2,004,522 |
| Sub. Notes, 6.625%, 2032 | 1,900,000 | 2,074,418 |
| Countrywide Home Loans, Notes, 3.25%, 2008 | 2,765,000 [a] | 2,723,196 |
| Ford Motor Credit, Notes, 5.625%, 2008 | 8,275,000 [a] | 8,544,070 |
| General Electric Capital, Notes, Ser. A, 6.75%, 2032 | 900,000 | 1,025,680 |
| Goldman Sachs, Notes, 4.75%, 2013 | 6,500,000 | 6,390,208 |
| International Lease Finance, Notes, 4.55%, 2009 | 9,425,000 | 9,645,290 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Bank & Finance (continued)** | | |
| KfW: | | |
| Gtd. Global Notes, (Gtd. by Federal Rep. of Germany), 2.7%, 2007 | 6,030,000 [a] | 5,991,257 |
| Gtd. Global Notes, (Gtd. by Federal Rep. of Germany), 3.25%, 2007 | 5,825,000 [a] | 5,869,171 |
| Lehman Brothers, Notes, 7%, 2008 | 2,000,000 | 2,218,314 |
| Merrill Lynch & Co., Notes, 4.125%, 2009 | 2,425,000 | 2,455,004 |
| Morgan Stanley, Sub. Notes, 4.75%, 2014 | 4,000,000 [a] | 3,876,652 |
| Wells Fargo & Co., | | |
| Notes, 3.12%, 2008 | 2,425,000 | 2,370,326 |
| Sr. Notes, 5.125%, 2007 | 2,400,000 | 2,513,810 |
| | | **81,648,327** |
| **Collateralized Mortgage Obligations—1.8%** | | |
| ABN Amro Mortgage, Ser. 2002-1A, Cl. M, 5.637%, 2032 | 1,736,354 [b] | 1,790,409 |
| Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., REMIC, Ser. 1660, Cl. H, 6.50%, 1/15/2009 | 4,001,225 | 4,183,801 |
| Federal National Mortgage Association, REMIC Trust, Pass-Through Ctfs.: | | |
| Ser. 1992-18, Cl. HC, 7.5%, 3/25/2007 | 650,670 | 675,870 |
| Ser. 333, Cl. 2, 5.5%, 3/1/2033 (Interest Only Obligation) | 9,908,147 [c] | 2,282,381 |
| Washington Mutual Mortgage Securities: | | |
| Ser. 2002-AR4, Cl. A1, 5.497%, 2032 | 631,319 [b] | 643,125 |
| Ser. 2002-AR4, Cl. A7, 5.497%, 2032 | 1,667,856 [b] | 1,674,424 |

## Mellon Bond Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Collateralized Mortgage Obligations (continued)** | | |
| Washington Mutual Mortgage Securities (continued): | | |
| Ser. 2002-AR5, | | |
| Cl. 1A3, 4.695%, 2032 | 701,146 [b] | 704,259 |
| Ser. 2003-S4, | | |
| Cl. 4A1, 4%, 2032 | 3,121,107 | 3,018,696 |
| | | **14,972,965** |
| **Commercial Mortgage Pass-Through Ctfs.–1.5%** | | |
| Asset Securitization, Ser.1995-MD IV, | | |
| Cl. A-1, 7.10%, 2029 | 2,446,068 | 2,570,322 |
| GS Mortgage Securities II, | | |
| Ser. 1998-GLII, | | |
| Cl. A-2, 6.562%, 2031 | 8,750,000 | 9,522,100 |
| | | **12,092,422** |
| **Foreign Government–2.7%** | | |
| Province of Ontario: | | |
| Notes, 5.125%, 2012 | 3,500,000 [a] | 3,690,694 |
| Sr. Bonds, 5.5%, 2008 | 6,500,000 [a] | 7,004,699 |
| Province of Quebec, | | |
| Notes, 5%, 2009 | 5,400,000 | 5,687,474 |
| Republic of Italy, | | |
| Notes, 3.25%, 2009 | 5,930,000 [a] | 5,822,661 |
| | | **22,205,528** |
| **Industrial–3.7%** | | |
| Canadian National Railway, | | |
| Notes, 4.25%, 2009 | 2,600,000 | 2,640,006 |
| Conoco Funding, | | |
| Notes, 7.25%, 2031 | 1,150,000 | 1,380,887 |
| EI Du Pont de Nemours & Co, | | |
| Notes, 4.875%, 2014 | 2,250,000 | 2,288,018 |
| Emerson Electric, | | |
| Notes, 5%, 2014 | 4,290,000 | 4,370,901 |
| Federated Department Stores, | | |
| Notes, 6.3%, 2009 | 4,000,000 | 4,368,108 |
| IBM: | | |
| Deb., 7%, 2025 | 2,000,000 [a] | 2,329,292 |
| Notes, 4.375%, 2009 | 3,000,000 | 3,073,743 |
| **Industrial (continued)** | | |
| Pemex Project Funding Master Trust, | | |
| Notes, 7.375%, 2014 | 6,925,000 | 7,610,575 |
| Weyerhaeuser, | | |
| Debs., 6.875%, 2033 | 2,000,000 | 2,168,176 |
| | | **30,229,706** |
| **Media & Telecommunications–5.7%** | | |
| Comcast Cable Communications: | | |
| Bonds, 7.05%, 2033 | 2,395,000 | 2,621,648 |
| Notes, 6.2%, 2008 | 1,000,000 | 1,084,130 |
| Sr. Notes, 6.875%, 2009 | 4,775,000 | 5,320,295 |
| News America, | | |
| Notes, 7.75%, 2045 | 3,500,000 | 4,156,366 |
| Sprint Capital, | | |
| Sr. Notes, 6.125%, 2008 | 4,800,000 | 5,199,682 |
| Time Warner, | | |
| Deb., 6.95%, 2028 | 1,650,000 | 1,744,792 |
| Univision Communications, | | |
| Sr. Notes, 3.5%, 2007 | 9,400,000 | 9,359,674 |
| Verizon New York, | | |
| Debs., Ser. B, 7.375%, 2032 | 4,500,000 [a] | 4,989,802 |
| Verizon Virginia, | | |
| Debs., Ser. A, 4.625%, 2013 | 1,625,000 | 1,579,653 |
| Viacom, | | |
| Sr. Notes, 6.625%, 2011 | 4,600,000 | 5,115,881 |
| Vodafone, | | |
| Notes, 7.75%, 2010 | 4,755,000 | 5,595,342 |
| | | **46,767,265** |
| **Real Estate Investment Trust–.8%** | | |
| Liberty Property, | | |
| Sr. Notes, 7.25%, 2011 | 2,025,000 | 2,309,399 |
| Mack-Cali Realty: | | |
| Notes, 5.125%, 2014 | 2,850,000 [a] | 2,834,715 |
| Notes, 7.75%, 2011 | 1,750,000 | 2,032,429 |
| | | **7,176,543** |
| **U.S. Government–16.7%** | | |
| U.S. Treasury Bonds, | | |
| 5.375%, 2/15/2031 | 42,615,000 | 45,384,975 |

## Mellon Bond Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government (continued)** | | |
| U.S. Treasury Notes: | | |
| 3.875%, 5/15/2009 | 25,000 [a] | 25,672 |
| 4%, 6/15/2009 | 3,500,000 [a] | 3,611,125 |
| 4%, 11/15/2012 | 1,480,000 [a] | 1,486,823 |
| 4.375%, 5/15/2007 | 32,775,000 [a] | 34,247,253 |
| 4.75%, 5/15/2014 | 4,425,000 [a] | 4,645,365 |
| 6%, 8/15/2009 | 9,570,000 [a] | 10,735,913 |
| 6.5%, 10/15/2006 | 30,310,000 [a] | 32,835,429 |
| U.S. Treasury Strip Coupons, 0%, 11/15/2027 | 15,000,000 | 4,405,560 |
| | | **137,378,115** |
| **U.S. Government Agencies—11.4%** | | |
| Federal Farm Credit Bank: | | |
| Bonds, 2.125%, 7/17/2006 | 6,375,000 | 6,322,636 |
| Bonds, 2.375%, 10/2/2006 | 8,935,000 | 8,879,746 |
| Bonds, 2.625%, 9/17/2007 | 7,575,000 | 7,485,941 |
| Bonds, 3.25%, 6/15/2007 | 6,980,000 | 7,030,877 |
| Federal Home Loan Banks: | | |
| Bonds, 3.625%, 5/15/2008 | 365,000 | 368,854 |
| Bonds, Ser. 430, 2.875%, 9/15/2006 | 8,575,000 | 8,621,194 |
| Bonds, Ser. S107, 3.75%, 8/15/2007 | 1,920,000 | 1,957,922 |
| Federal Home Loan Mortgage Corp.: | | |
| Notes, 2.4%, 3/29/2007 | 6,325,000 | 6,257,835 |
| Notes, 2.85%, 2/23/2007 | 6,375,000 | 6,374,764 |
| Notes, 3%, 10/27/2006 | 1,185,000 | 1,186,864 |
| Notes, 3.05%, 1/19/2007 | 7,060,000 | 7,081,688 |
| Notes, 3.375%, 8/23/2007 | 5,755,000 | 5,798,928 |
| Notes, 3.75%, 8/3/2007 | 5,225,000 | 5,274,152 |
| Notes, 4.375%, 2/4/2010 | 6,305,000 | 6,332,011 |
| Notes, 4.75%, 12/8/2010 | 6,970,000 | 7,053,473 |
| Federal National Mortgage Association: | | |
| Notes, 4%, 12/15/2008 | 7,590,000 | 7,610,986 |
| | | **93,637,871** |
| **U.S. Government Agencies/ Mortgage-Backed—36.8%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 4.057%, 7/1/2031 | 1,348,322 [b] | 1,393,639 |
| 4.5%, 6/1/2018 | 14,565,464 | 14,601,877 |
| 5%, 10/1/2018–6/1/2034 | 22,072,547 | 22,247,642 |
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | |
| Federal Home Loan Mortgage Corp. (continued): | | |
| 5.5%, 9/01/2006–10/1/2033 | 27,043,973 | 27,651,293 |
| 6%, 7/1/2017–11/1/2032 | 13,620,814 | 14,213,256 |
| 6.5%, 8/1/2031–7/01/2032 | 4,197,732 | 4,428,997 |
| 7%, 4/1/2032 | 1,454,878 | 1,554,436 |
| 8.5%, 6/1/2018 | 4,414,879 | 4,878,442 |
| Federal National Mortgage Association: | | |
| 4.5%, 6/1/2019 | 12,184,856 | 12,197,399 |
| 5% | 24,370,000 [d] | 24,826,938 |
| 5%, 4/1/2034 | 17,699,156 | 17,588,536 |
| 5.5%, 6/1/2018–7/01/2034 | 60,848,726 | 62,198,939 |
| 6% | 18,275,000 [d] | 18,931,621 |
| 6%, 10/1/2032 | 13,641,512 | 14,157,297 |
| 6.5%, 3/1/2017–9/1/2032 | 18,522,039 | 19,550,649 |
| 7%, 6/1/2009–6/1/2032 | 7,989,533 | 8,529,659 |
| 7.5%, 7/1/2032 | 2,410,514 | 2,587,517 |
| 8%, 7/1/2007–2/1/2013 | 2,221,392 | 2,344,525 |
| Government National Mortgage Association I: | | |
| 6%, 10/15/2008–10/15/2033 | 9,979,621 | 10,403,858 |
| 6.5%, 2/15/2024–5/15/2028 | 6,092,327 | 6,460,933 |
| 7%, 5/15/2023–12/15/2023 | 2,386,467 | 2,563,948 |
| 7.5%, 3/15/2027 | 1,413,068 | 1,529,194 |
| 8%, 5/15/2007–9/15/2008 | 3,437,598 | 3,588,787 |
| 9%, 12/15/2009 | 2,613,137 | 2,810,743 |
| Government National Mortgage Association II, 6.5%, 4/20/2031 | 1,173,908 | 1,238,473 |
| | | **302,478,598** |
| **Utilities—1.5%** | | |
| FPL Group Capital, Debs., 6.125%, 2007 | 6,800,000 | 7,318,962 |
| Southern California Edison, First Mortgage, 4.65%, 2015 | 4,200,000 | 4,113,631 |
| Virginia Electric and Power, Notes, 4.5%, 2010 | 800,000 | 801,384 |
| | | **12,233,977** |
| **Total Bonds and Notes** (cost $777,935,118) | | **792,382,900** |

## Mellon Bond Fund (continued)

| Short-Term Investments—8.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper—5.3%** | | |
| American General | | |
| 1.505%, 9/20/2004 | 24,595,000 e | 24,595,000 |
| General Electric Capital | | |
| 1.52%, 9/15/2004 | 18,865,000 e | 18,865,000 |
| | | **43,460,000** |
| **Repurchase Agreements—3.2%** | | |
| JPMorgan Chase & Co., | | |
| 1.5%, dated 8/31/2004,due 9/1/2004 | | |
| in the amount of 26,326,097(fully | | |
| collateralized by $25,850,000 U.S. | | |
| Treasury Bonds, 5.25%, 2/15/2029 | | |
| value $26,912,470) | | |
| (cost $26,325,000) | 26,325,000 | **26,325,000** |
| **Total Short Term Investments** | | |
| (cost $69,785,000) | | **69,785,000** |

| Investment of Cash Collateral for Securities Loaned—14.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund | | |
| (cost $120,672,701) | 120,672,701 f | **120,672,701** |
| **Total Investments** | | |
| (cost $968,392,819) | **119.5%** | **982,840,601** |
| **Liabilities, Less Cash and Receivables** | **(19.5%)** | **(160,108,732)** |
| **Net Assets** | **100.0%** | **822,731,869** |

a  All or a portion of these securities are on loan. At August 31, 2004 the total market value of the fund's securities on loan is $118,184,372 and the total market value of the collateral held by the fund is $121,859,873, consisting of cash collateral of $120,672,701 and U.S. Government debt valued at $1,187,172.

b  Variable rate security-interest rate subject to periodic change.

c  Notional face amount shown.

d  Purchased on a foward commitment basis.

e  Securities acquired under mortgage dollar roll agreement (see Note 4).

f  Investment in affiliated money market fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government/Agencies Securities | 64.9 | Mortgage/Asset Backed Securities | 5.6 |
| Short-Term/Money Market Instruments | 23.2 | Foreign Government Securities | 2.7 |
| Corporate Bonds/Notes | 23.1 | | **119.5** |

†  Based on net assets.

See notes to financial statements.

## Mellon Intermediate Bond Fund

| Bonds and Notes—99.0% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| **Asset-Backed Ctfs.—Automobile Receivables—.9%** | | | |
| Harley-Davidson Motorcycle Trust, Ser. 2003-4, Cl. A2, 2.69%, 2011 | 4,500,000 | | **4,491,252** |
| **Asset—Backed Ctfs.—Credit Cards—.8%** | | | |
| Bank One Issuance Trust, Ser. 2003-03, Cl. C3, 4.77%, 2016 | 4,275,000 | | **4,174,916** |
| **Asset-Backed Ctfs.—Other—.4%** | | | |
| John Deere Owner Trust, Ser. 2004-A, Cl. A4, 3.02%, 2011 | 2,245,000 | | **2,259,677** |
| **Bank & Finance—21.8%** | | | |
| AXA Financial, Sr. Notes, 7.75%, 2010 | 3,625,000 | | 4,246,234 |
| American Express, Notes, 4.75%, 2009 | 2,000,000 | | 2,080,884 |
| Bank of America, Sr. Notes, 5.875%, 2009 | 3,500,000 | | 3,804,899 |
| Bank of New York, Sr. Notes, 3.625%, 2009 | 4,575,000 | | 4,544,727 |
| Bear Stearns & Cos., Notes, 4.5%, 2010 | 2,100,000 | | 2,124,767 |
| CIT: | | | |
| Sr. Notes, 4%, 2008 | 900,000 | | 910,841 |
| Sr. Notes, 5.75%, 2007 | 1,380,000 | | 1,473,334 |
| Citigroup, Sr. Notes, 6.2%, 2009 | 6,415,000 | | 7,046,031 |
| Countrywide Home Loans, Notes, 3.25%, 2008 | 4,630,000 | a | 4,559,999 |
| Fifth Third Bancorp, Notes, 3.375%, 2008 | 2,800,000 | | 2,783,166 |
| Ford Motor Credit: | | | |
| Bonds, 7.375%, 2011 | 8,750,000 | | 9,499,779 |
| Notes, 5.625%, 2008 | 1,425,000 | a | 1,471,335 |
| Notes, 6.75%, 2008 | 8,000,000 | | 8,500,904 |
| GMAC, Notes, 6.125%, 2007 | 4,000,000 | | 4,234,828 |
| General Electric Capital, Notes, Ser. A, 3.125%, 2009 | 5,885,000 | a | 5,747,238 |
| Goldman Sachs: | | | |
| Notes, 4.125%, 2008 | 3,000,000 | a | 3,063,873 |
| Notes, 4.75%, 2013 | 2,375,000 | | 2,334,884 |
| Household Finance, Notes, 4.75%, 2013 | 5,400,000 | | 5,336,680 |
| **Bank & Finance (continued)** | | | |
| International Lease Finance, Notes, 4.55%, 2009 | 2,040,000 | | 2,087,681 |
| KfW, Gtd. Global Notes, (Gtd. by Federal Rep. of Germany), 2.7%, 2007 | 7,365,000 | | 7,317,680 |
| Lehman Brothers, Notes, 7%, 2008 | 1,680,000 | | 1,863,384 |
| Merrill Lynch & Co., Notes, 4.125%, 2009 | 8,170,000 | | 8,271,087 |
| Morgan Stanley: | | | |
| Bonds, 5.8%, 2007 | 5,000,000 | | 5,335,280 |
| Sub. Notes, 4.75%, 2014 | 2,275,000 | a | 2,204,846 |
| US Bank, Notes, 2.87%, 2007 | 4,000,000 | | 3,981,144 |
| Wachovia: | | | |
| Sr. Notes, 3.625%, 2009 | 3,500,000 | | 3,482,864 |
| Sub. Notes, 6.375%, 2009 | 1,000,000 | | 1,097,035 |
| Wells Fargo & Co., Notes, 3.12%, 2008 | 5,000,000 | | 4,887,270 |
| | | | **114,292,674** |
| **Collateralized Mortgage Obligations—1.3%** | | | |
| ABN Amro Mortgage Ser. 2002-1A, Cl. M, 5.637%, 2032 | 723,481 | b | 746,004 |
| Federal Home Loan Mortgage Corp., Mulitclass Mortgage Participation Ctfs., REMIC, Ser. 2134, Cl. PM, 5.5%, 3/15/2014 | 3,649,862 | | 3,807,938 |
| Washington Mutual Mortgage Securities: | | | |
| Ser. 2002-AR4, Cl. A1, 5.497%, 2032 | 276,511 | b | 281,682 |
| Ser. 2002-AR4, Cl. A7, 5.497%, 2032 | 750,535 | b | 753,491 |
| | | | **5,589,115** |
| **Commercial Mortgage Pass-Through Ctfs.—.9%** | | | |
| GS Mortgage Securities II, Ser. 1998-GLII, Cl. A-2, 6.562%, 2031 | 4,250,000 | | **4,625,020** |
| **Food & Beverages—1.1%** | | | |
| Anheuser-Busch, Sr. Notes, 6%, 2011 | 3,150,000 | | 3,466,972 |

## Mellon Intermediate Bond Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Food & Beverages (continued)** | | |
| Sara Lee, | | |
| Notes, 3.875%, 2013 | 2,575,000 | 2,429,832 |
| | | **5,896,804** |
| **Foreign Government—5.5%** | | |
| Province of Ontario: | | |
| Bonds, 2.65%, 2006 | 6,500,000 [a] | 6,455,527 |
| Notes, 5.125%, 2012 | 2,200,000 [a] | 2,319,865 |
| Sr. Bonds, 5.5%, 2008 | 7,200,000 | 7,759,051 |
| Province of Quebec, | | |
| Notes, 5%, 2009 | 5,000,000 | 5,266,180 |
| Republic of Italy, | | |
| Notes, 3.25%, 2009 | 7,275,000 [a] | 7,143,315 |
| | | **28,943,938** |
| **Industrial—2.8%** | | |
| Conoco Funding, | | |
| Notes, 6.35%, 2011 | 1,825,000 | 2,039,160 |
| El Du Pont de Nemours, | | |
| Notes, 4.875%, 2014 | 3,175,000 | 3,228,648 |
| Federated Department Stores, | | |
| Notes, 6.3%, 2009 | 1,750,000 | 1,911,047 |
| Pemex Project Funding Master Trust: | | |
| Notes, 7.375%, 2014 | 4,150,000 [a] | 4,560,850 |
| Notes, 7.875%, 2009 | 1,690,000 [a] | 1,905,475 |
| Waste Management, | | |
| Sr. Notes, 5%, 2014 | 1,200,000 | 1,195,927 |
| | | **14,841,107** |
| **Media & Telecommunications—8.5%** | | |
| AOL Time Warner, | | |
| Notes, 6.875%, 2012 | 6,575,000 [a] | 7,328,501 |
| Comcast Cable Communications: | | |
| Sr. Notes, 6.5%, 2015 | 6,425,000 | 6,931,740 |
| Sr. Notes, 6.875%, 2009 | 1,950,000 | 2,172,686 |
| News America, | | |
| Sr. Debs., 8%, 2016 | 3,000,000 | 3,686,565 |
| Sprint Capital: | | |
| Notes, 8.375%, 2012 | 3,000,000 | 3,620,427 |
| Sr. Notes, 6.125%, 2008 | 2,250,000 | 2,437,351 |
| Univision Communications, | | |
| Sr. Notes, 3.5%, 2007 | 4,965,000 | 4,943,700 |
| Verizon Virginia, | | |
| Debs., Ser. A, 4.625%, 2013 | 6,500,000 | 6,318,611 |
| Viacom, | | |
| Sr. Notes, 6.625%, 2011 | 2,000,000 | 2,224,296 |
| Vodafone, | | |
| Notes, 7.75%, 2010 | 4,000,000 | 4,706,912 |
| | | **44,370,789** |
| **Real Estate Investment Trust—1.2%** | | |
| ERP Operating, | | |
| Notes, 4.75%, 2009 | 1,200,000 | 1,234,245 |
| Liberty Property, | | |
| Sr. Notes, 7.25%, 2011 | 1,480,000 | 1,687,857 |
| Mack-Cali Realty: | | |
| Notes, 5.125%, 2014 | 1,750,000 | 1,740,615 |
| Notes, 7.75%, 2011 | 1,500,000 | 1,742,082 |
| | | **6,404,799** |
| **Technology—1.0%** | | |
| IBM, | | |
| Notes, 4.375%, 2009 | 5,000,000 | **5,122,905** |
| **U.S. Government—25.0%** | | |
| U.S. Treasury Notes: | | |
| 3%, 2/15/2009 | 2,225,000 [a] | 2,207,444 |
| 3.875%, 5/15/2009 | 960,000 [a] | 985,801 |
| 4%, 6/15/2009 | 1,750,000 | 1,805,563 |
| 4%, 11/15/2012 | 11,000,000 [a] | 11,050,710 |
| 4.25%, 11/15/2013 | 5,000,000 [a] | 5,063,450 |
| 4.25%, 8/15/2014 | 2,500,000 [a] | 2,525,775 |
| 4.375%, 5/15/2007 | 21,200,000 [a] | 22,152,304 |
| 4.75%, 5/15/2014 | 6,350,000 [a] | 6,666,230 |
| 5.75%, 11/15/2005 | 31,000,000 [a] | 32,367,100 |
| 6.5%, 10/15/2006 | 42,815,000 [a] | 46,382,346 |
| | | **131,206,723** |
| **U.S. Government Agencies—24.7%** | | |
| Federal Farm Credit Banks: | | |
| Bonds, 2.125%, 7/17/2006 | 7,700,000 | 7,636,753 |
| Bonds, 2.25%, 9/1/2006 | 4,115,000 | 4,083,492 |
| Bonds, 2.375%, 10/2/2006 | 4,770,000 | 4,740,502 |
| Bonds, 2.625%, 9/17/2007 | 7,500,000 | 7,411,823 |
| Bonds, 3.25%, 6/15/2007 | 4,530,000 | 4,563,019 |
| Federal Home Loan Banks: | | |
| Bonds, 2.1%, 10/13/2006 | 7,875,000 | 7,779,256 |
| Bonds, Ser. 1Y06, | | |
| 2.375%, 2/15/2006 | 6,480,000 | 6,483,136 |
| Bonds, Ser. 392, | | |
| 2.5%, 3/15/2006 | 4,500,000 | 4,507,740 |
| Bonds, Ser. 430, | | |
| 2.875%, 9/15/2006 | 7,000,000 | 7,037,709 |
| Bonds, 3.625%, 5/15/2008 | 2,500,000 | 2,526,400 |
| Bonds, Ser. S107, | | |
| 3.75%, 8/15/2007 | 6,990,000 | 7,128,059 |
| Federal Home Loan Mortgage Corp.: | | |
| Notes, 2.4%, 3/29/2007 | 5,000,000 | 4,946,905 |
| Notes, 2.75%, 10/6/2006 | 5,685,000 | 5,689,440 |
| Notes, 2.85%, 2/23/2007 | 7,700,000 | 7,699,715 |
| Notes, 3%, 10/27/2006 | 730,000 | 731,148 |
| Notes, 3.05%, 1/19/2007 | 6,490,000 | 6,509,937 |

## Mellon Intermediate Bond Fund (continued)

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies (continued)** | | |
| Federal Home Loan | | |
| Mortgage Corp. (continued): | | |
| Notes, 3.375%, 8/23/2007 | 7,170,000 | 7,224,729 |
| Notes, 3.75%, 8/3/2007 | 6,660,000 | 6,722,651 |
| Notes, 4.375%, 2/4/2010 | 7,600,000 | 7,632,558 |
| Notes, 4.75%, 12/8/2010 | 4,485,000 | 4,538,712 |
| Federal National | | |
| Mortgage Association: | | |
| Notes, 2.03%, 2/9/2006 | 5,635,000 | 5,611,063 |
| Notes, 2.625%, 1/19/2007 | 3,685,000 | 3,666,575 |
| Notes, 4%, 12/15/2008 | 5,000,000 | 5,013,825 |
| | | **129,885,147** |
| **U.S. Government Agencies/ Mortgage-Backed—1.5%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 3.5%, 5/1/2008 | 1,531,645 | 1,518,718 |
| 4.5%, 11/1/2007 | 2,025,837 | 2,054,948 |
| 4.922%, 11/1/2032 | 1,644,136 [b] | 1,683,207 |
| 6.%, 12/1/2004 | 32,019 | 32,299 |
| Federal National Mortgage Association: | | |
| 5.5%, 6/1/2006 | 594,323 | 605,277 |
| 7%, 6/1/2009 | 574,785 | 610,525 |
| Government National | | |
| Mortgage Association I: | | |
| 6.5%, 9/15/2013 | 994,415 | 1,060,912 |
| 8%, 2/15/2008 | 499,765 | 524,908 |
| | | **8,090,794** |
| **Utilities—1.8%** | | |
| Boston Edison, | | |
| Debs., 4.875%, 2014 | 2,300,000 | 2,334,118 |
| FPL Group Capital, | | |
| Debs., 6.125%, 2007 | 3,250,000 | 3,498,034 |
| **Utilities (continued)** | | |
| Southern California Edison, | | |
| First Mortgage, 4.65%, 2015 | 2,600,000 | 2,546,534 |
| Virginia Electric and Power, | | |
| Notes, 4.5%, 2010 | 1,225,000 | 1,227,119 |
| | | **9,605,805** |
| **Total Bonds and Notes** (cost $514,279,857) | | **519,801,465** |

| Short-Term Investments—.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements;** | | |
| Bear Stearns & Co. 1.52%, dated 8/31/2004 due 9/1/2004 in the amount of $2,718,115 (fully collateralized by $2,795,000 U.S. Treasury Bonds, 3%, 2/15/2009, value $2,771,895) (cost $ 2,718,000) | 2,718,000 | **2,718,000** |

| Investment of Cash Collateral for Securities Loaned—30.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $162,232,487) | 162,232,487 [c] | **162,232,487** |

| | | |
|---|---|---|
| **Total Investments** (cost $679,230,344) | **130.4%** | **684,751,952** |
| **Liabilities, Less Cash and Receivables** | **(30.4%)** | **(159,707,269)** |
| **Net Assets** | **100.0%** | **525,044,683** |

[a] *All or a portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $157,978,331 and the total market value of the collateral held by the fund is $162,657,367, consisting of cash collateral of $162,232,487 and Letters of Credit valued at $424,880.*

[b] *Variable rate security-interest rate subject to periodic change.*

[c] *Investment in affiliated money market fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) |
|---|---|
| U.S. Government/Agencies Securities | 51.2 |
| Corporate Bonds/Notes | 38.2 |
| Short-Term/Money Market Investments | 31.4 |
| Foreign Government Securities | 5.5 |
| Mortgages/Asset Backed Securities | 4.1 |
| | **130.4** |

† *Based on net assets.*

*See notes to financial statements.*

## Mellon Short-Term U.S. Government Securities Fund

| Bonds and Notes–98.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Asset-Backed Ctfs.–.0%** | | |
| Student Loan Mortgage Association, | | |
| Ser. 2003-4, Cl. A1, 1.54%, 3/16/2009 | 36,917 a | **36,938** |
| **Collateralized Mortgage Obligations–1.0%** | | |
| Federal Home Loan Mortgage Corp., | | |
| Multiclass Mortgage Participation | | |
| Ctfs. REMIC, Ser. 2495, | | |
| Cl. UC, 5%, 7/15/2032 | 403,428 | 410,866 |
| Vendee Mortgage Trust, | | |
| Ser. 2003-2, Cl. A, 5%, 2013 | 1,232,565 | 1,238,059 |
| | | **1,648,925** |
| **U.S. Government–40.6%** | | |
| U.S. Treasury Notes: | | |
| 4.375%, 5/15/2007 | 6,000,000 b | 6,269,520 |
| 5.625%, 2/15/2006 | 14,000,000 b | 14,703,220 |
| 5.75%, 11/15/2005 | 15,000,000 b | 15,661,500 |
| 5.875%, 11/15/2004 | 8,500,000 b | 8,577,010 |
| 6.5%, 10/15/2006 | 10,000,000 b | 10,833,200 |
| 6.75%, 5/15/2005 | 15,000,000 b | 15,512,700 |
| | | **71,557,150** |
| **U.S. Government Agencies–43.3%** | | |
| Federal Farm Credit Banks: | | |
| Bonds, 1.875%, 1/16/2007 | 2,000,000 | 1,957,612 |
| Bonds, 2.125%, 8/15/2005 | 3,340,000 | 3,342,375 |
| Bonds, 2.125%, 7/17/2006 | 2,470,000 | 2,449,711 |
| Bonds, 2.25%, 9/1/2006 | 1,000,000 | 992,343 |
| Bonds, 2.375%, 10/2/2006 | 1,425,000 | 1,416,188 |
| Bonds, 2.625%, 9/17/2007 | 2,980,000 | 2,944,964 |
| Bonds, 3.25%, 6/15/2007 | 1,570,000 | 1,581,444 |
| Federal Home Loan Banks: | | |
| Bonds, 2.1%, 10/13/2006 | 2,735,000 | 2,701,748 |
| Bonds, 3.16%, 8/24/2006 | 1,500,000 | 1,501,122 |
| Bonds, 3.625%, 5/15/2008 | 2,405,000 | 2,430,397 |
| Bonds, Ser. 1Y06, | | |
| 2.375%, 2/15/2006 | 2,815,000 | 2,816,362 |
| Bonds, Ser. 375, | | |
| 2.5%, 12/15/2005 | 1,000,000 | 1,003,284 |
| Bonds, Ser. 392, | | |
| 2.5%, 3/15/2006 | 2,000,000 | 2,003,440 |
| Bonds, Ser. EY06, | | |
| 5.25%, 8/15/2006 | 1,225,000 | 1,286,017 |
| Bonds, Ser. S706, | | |
| 5.375%, 5/15/2006 | 1,605,000 | 1,683,476 |
| Federal Home Loan Mortgage Corp.: | | |
| Notes, 2.14%, 2/24/2006 | 1,000,000 | 996,966 |
| Notes, 2.2%, 12/30/2005 | 1,220,000 | 1,218,880 |
| Notes, 2.25%, 2/17/2006 | 1,765,000 | 1,763,329 |
| Notes, 2.375%, 5/19/2006 | 1,650,000 | 1,648,124 |
| Notes, 2.4%, 3/29/2007 | 2,685,000 | 2,656,488 |
| Notes, 2.5%, 12/4/2006 | 1,000,000 | 995,546 |
| Notes, 2.75%, 10/6/2006 | 1,130,000 | 1,130,882 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies (continued)** | | |
| Federal Home Loan Mortgage Corp. (continued): | | |
| Notes, 2.85%, 2/23/2007 | 2,470,000 | 2,469,909 |
| Notes, 3%, 4/25/2007 | 2,000,000 | 2,003,616 |
| Notes, 3.05%, 1/19/2007 | 1,295,000 | 1,298,978 |
| Notes, 3.375%, 8/23/2007 | 2,480,000 | 2,498,930 |
| Notes, 3.5%, 5/19/2008 | 2,000,000 | 2,004,586 |
| Notes, 3.65%, 1/23/2008 | 2,440,000 | 2,469,907 |
| Notes, 3.75%, 8/03/2007 | 2,295,000 | 2,316,589 |
| Notes, 4.375%, 2/4/2010 | 2,720,000 | 2,731,652 |
| Notes, 5.25%, 1/15/2006 | 1,000,000 b | 1,040,049 |
| Federal National Mortgage Association: | | |
| Notes, 2.03%, 2/9/2006 | 1,500,000 | 1,493,628 |
| Notes, 2.16%, 12/8/2005 | 1,000,000 | 999,077 |
| Notes, 2.17%, 11/14/2005 | 2,700,000 | 2,699,654 |
| Notes, 2.35%, 4/29/2006 | 1,500,000 | 1,497,669 |
| Notes, 2.5%, 3/9/2006 | 500,000 | 501,070 |
| Notes, 2.5%, 5/12/2006 | 1,009,000 | 1,009,813 |
| Notes, 2.625%, 1/19/2007 | 745,000 | 741,275 |
| Notes, 3%, 12/15/2006 | 1,000,000 | 997,097 |
| Notes, 3.01%, 6/2/2006 | 2,000,000 | 2,009,332 |
| Notes, 3.05%, 4/20/2007 | 1,000,000 | 1,001,362 |
| Notes, 3.125%, 7/15/2006 | 540,000 | 545,683 |
| Notes, 3.5%, 12/28/2006 | 2,000,000 | 2,016,932 |
| Notes, 5.15%, 5/3/2007 | 1,500,000 | 1,530,939 |
| | | **76,398,445** |
| **U.S. Government Agencies Mortgage Backed–13.1%** | | |
| Federal Home Loan Mortgage Corp.: | | |
| 3.5%, 5/1/2008-9/1/2008 | 6,266,606 | 6,213,716 |
| 4%, 2/1/2008-3/1/2010 | 5,784,340 | 5,827,847 |
| 4.057%, 7/1/2031 | 138,289 a | 142,937 |
| 4.5%, 11/1/2007-5/1/2008 | 3,518,265 | 3,577,172 |
| 4.92%, 11/1/2032 | 411,034 a | 420,802 |
| 5%, 3/1/2008-4/1/2009 | 590,046 | 605,730 |
| 6.%, 12/1/2004 | 10,358 | 10,448 |
| Federal National Mortgage Association: | | |
| 4.463%, 4/1/2032 | 260,468 a | 264,180 |
| 4.5%, 1/1/2010 | 516,896 | 522,711 |
| 4.65%, 6/1/2032 | 771,873 a | 797,924 |
| 4.734%, 5/1/2032 | 461,600 a | 473,666 |
| 5.065%, 3/1/2032 | 212,295 a | 219,791 |
| 5.082%, 5/1/2032 | 167,625 a | 170,692 |
| 5.5%, 6/1/2009 | 175,232 | 180,489 |
| 5.523%, 6/1/2032 | 323,907 a | 335,472 |
| 5.738%, 3/1/2032 | 104,824 a | 106,640 |
| 5.868%, 6/1/2032 | 746,063 a | 769,817 |
| Government National Mortgage Association I, | | |
| 6%, 12/15/2008-4/15/2009 | 2,370,720 | 2,499,442 |
| | | **23,139,476** |
| **Total Bonds and Notes** | | |
| (cost $173,289,639) | | **172,780,934** |

## Mellon Short-Term U.S. Government Securities Fund (continued)

| Short-Term Investments—.8% | Principal Amount ($) | Value ($) | Investment of Cash Collateral for Securities Loaned—39.0% | Shares | Value ($) |
|---|---|---|---|---|---|
| **Repurchase Agreements;** | | | **Registered Investment Company;** | | |
| Bear Stearns & Co., | | | Dreyfus Institutional Cash | | |
| 1.52%, dated 8/31/2004, | | | Advantage Plus Fund | | |
| due 9/1/2004 in the | | | (cost $68,731,478) | 68,731,478 c | **68,731,478** |
| amount of $1,427,060 | | | | | |
| (fully collateralized by $1,410,000 | | | **Total Investments** | | |
| U.S. Treasury Bonds, 5.25%, | | | (cost $243,448,117) | **137.8%** | **242,939,412** |
| 2/15/2029 | | | **Liabilities, Less Cash and Receivables** | **(37.8%)** | **(66,626,650)** |
| value $1,452,725) | | | | | |
| (cost $1,427,000) | 1,427,000 | **1,427,000** | **Net Assets** | **100.0%** | **176,312,762** |

*a*  *Variable rate security—interest rate subject to periodic change.*

*b*  *All or a portion of these securities are on loan. At August 31, 2004, the total market value of the fund's securities on loan is $72,200,456 and the total market value of the collateral held by the fund is $74,758,376, consisting of cash collateral of $68,731,478, U.S Government debt valued at $5,742,138 and Letters of Credit valued at $284,760.*

*c*  *Investment in affiliated money market fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government/Agencies Securities | 97.3 | Mortgage/Asset Backed Securities | .7 |
| Short-Term/Money Market Investments | 39.8 | | **137.8** |

*†  Based on net assets.*
*See notes to financial statements.*

# STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2004

| | Mellon Bond Fund | Mellon Intermediate Bond Fund | Mellon Short-Term U.S. Government Securities Fund |
|---|---|---|---|
| **Assets ($):** | | | |
| Investments in securities— | | | |
| See Statement of Investments†–Note 2(c) | | | |
| (including securities loaned)††–Note 2(b): | | | |
| Unaffiliated issuers | 862,167,900 | 522,519,465 | 174,207,934 |
| Affiliated issuers | 120,672,701 | 162,232,487 | 68,731,478 |
| Dividend and interest receivable | 6,489,340 | 5,835,618 | 1,629,588 |
| Paydowns receivable | 412,562 | 40,976 | 25,915 |
| Receivable for shares of Beneficial Interest subscribed | 145,344 | 240,000 | 715,150 |
| Prepaid expenses | 25,733 | 13,793 | 17,868 |
| | **989,913,580** | **690,882,339** | **245,327,933** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a) | 292,262 | 184,787 | 54,806 |
| Due to Administrator–Note 3(a) | 95,385 | 60,814 | 20,563 |
| Liability for securities loaned–Note 2(b) | 120,672,701 | 162,232,487 | 68,731,478 |
| Payable for open Mortgage Backed Dollar Rolls | 38,710,227 | – | – |
| Payable for investment securities purchased | 4,750,854 | – | – |
| Cash overdraft due to Custodian | 2,407,490 | 2,811,579 | 142,265 |
| Payable for shares of Beneficial Interest redeemed | 210,432 | 506,487 | 36,140 |
| Accrued expenses | 42,360 | 41,502 | 29,919 |
| | **167,181,711** | **165,837,656** | **69,015,171** |
| **Net Assets ($)** | **822,731,869** | **525,044,683** | **176,312,762** |
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 812,400,336 | 522,225,038 | 177,912,391 |
| Accumulated undistributed investment income–net | 698,208 | 115,608 | 76,627 |
| Accumulated net realized gain (loss) on investments | (4,814,457) | (2,817,571) | (1,167,551) |
| Accumulated net unrealized appreciation (depreciation) on investments | 14,447,782 | 5,521,608 | (508,705) |
| **Net Assets ($)** | **822,731,869** | **525,044,683** | **176,312,762** |
| **Net Asset Value Per Share** | | | |
| **Class M Shares** | | | |
| Net Assets ($) | 819,664,262 | 524,589,630 | 176,301,490 |
| Shares Outstanding | 64,084,995 | 41,079,239 | 14,134,333 |
| **Net Asset Value Per Share ($)** | **12.79** | **12.77** | **12.47** |
| **Investor Shares** | | | |
| Net Assets ($) | 3,067,607 | 455,053 | 11,272 |
| Shares Outstanding | 240,281 | 35,640 | 904 |
| **Net Asset Value Per Share ($)** | **12.77** | **12.77** | **12.47** |
| † **Investments at cost ($):** | | | |
| Unaffiliated issuers | 847,720,118 | 516,997,857 | 174,716,639 |
| Affiliated issuers | 120,672,701 | 162,232,487 | 68,731,478 |
| †† **Value of securities on loan ($)** | **118,184,372** | **157,978,331** | **72,200,456** |

*See notes to financial statements.*

# STATEMENTS OF OPERATIONS

Year Ended August 31, 2004

| | Mellon Bond Fund | Mellon Intermediate Bond Fund | Mellon Short-Term U.S. Government Securities Fund |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Income:** | | | |
| Interest | 36,092,115 | 19,214,256 | 4,114,022 |
| Income from securites lending | 90,808 | 88,227 | 29,948 |
| **Total Income** | **36,182,923** | **19,302,483** | **4,143,970** |
| **Expenses:** | | | |
| Investment advisory fee–Note 3(a) | 3,326,936 | 2,016,187 | 576,838 |
| Administration fee–Note 3(a) | 1,146,528 | 694,602 | 227,031 |
| Custodian fees–Note 3(b) | 75,885 | 43,371 | 20,036 |
| Trustees' fees and expenses–Note 3(c) | 32,980 | 14,483 | 5,757 |
| Registration fees | 25,925 | 32,526 | 28,994 |
| Auditing fees | 22,362 | 25,895 | 21,593 |
| Shareholder servicing costs–Note 3(b) | 11,100 | 3,389 | 695 |
| Legal fees | 10,898 | 8,075 | 2,605 |
| Prospectus and shareholders' reports | 10,312 | 8,116 | 5,129 |
| Miscellaneous | 40,254 | 24,943 | 12,275 |
| **Total Expenses** | **4,703,180** | **2,871,587** | **900,953** |
| Less–reduction in investment advisory fee due to undertaking–Note 3(a) | (15,203) | (1,491) | (985) |
| Less–reduction in custody fee due to earnings credits–Note 2(b) | – | – | (674) |
| **Net Expenses** | **4,687,977** | **2,870,096** | **899,294** |
| **Investment Income–Net** | **31,494,946** | **16,432,387** | **3,244,676** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | | | |
| Net realized gain (loss) on investments | (133,402) | 939,931 | (296,064) |
| Net unrealized appreciation (depreciation) on investments | 13,882,009 | 3,822,793 | (247,165) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **13,748,607** | **4,762,724** | **(543,229)** |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **45,243,553** | **21,195,111** | **2,701,447** |

*See notes to financial statements.*

# STATEMENTS OF CHANGES IN NET ASSETS

| | Mellon Bond Fund | | Mellon Intermediate Bond Fund | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a] | 2004 | 2003[a] |
| **Operations ($):** | | | | |
| Investment income−net | 31,494,946 | 39,193,876 | 16,432,387 | 17,851,680 |
| Net realized gain (loss) on investments | (133,402) | 21,021,492 | 939,931 | 11,634,071 |
| Net unrealized appreciation (depreciation) on investments | 13,882,009 | (16,559,641) | 3,822,793 | (8,743,236) |
| **Net Increase (Decrease) in Net Assets** | | | | |
| **Resulting from Operations** | **45,243,553** | **43,655,727** | **21,195,111** | **20,742,515** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income−net: | | | | |
| Class M Shares | (36,121,179) | (42,669,078) | (20,375,125) | (20,497,599) |
| Investor Shares | (157,181) | (166,606) | (34,773) | (11,727) |
| Net realized gain on investments: | | | | |
| Class M Shares | (17,018,671) | (1,932,363) | (9,166,862) | (3,417,469) |
| Investor Shares | (61,689) | (7,703) | (8,352) | (1,910) |
| **Total Dividends** | **(53,358,720)** | **(44,775,750)** | **(29,585,112)** | **(23,928,705)** |
| **Beneficial Interest Transactions ($):** | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 103,772,972 | 69,550,829 | 140,283,197 | 114,141,992 |
| Investor Shares | 7,537,232 | 1,365,325 | 6,057,622 | 252,744 |
| Dividends reinvested: | | | | |
| Class M Shares | 14,963,476 | 5,946,666 | 8,032,347 | 3,875,914 |
| Investor Shares | 93,985 | 60,655 | 14,821 | 7,230 |
| Cost of shares redeemed: | | | | |
| Class M Shares | (137,503,943) | (194,103,171) | (83,021,807) | (84,328,525) |
| Investor Shares | (8,341,659) | (1,238,201) | (5,859,825) | (74,088) |
| **Increase (Decrease) in Net Assets from** | | | | |
| **Beneficial Interest Transactions** | **(19,477,937)** | **(118,417,897)** | **65,506,355** | **33,875,267** |
| **Total Increase (Decrease) In Net Assets** | **(27,593,104)** | **(119,537,920)** | **57,116,354** | **30,689,077** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 850,324,973 | 969,862,893 | 467,928,329 | 437,239,252 |
| **End of Period** | **822,731,869** | **850,324,973** | **525,044,683** | **467,928,329** |
| Undistributed investment income−net | 698,208 | 542,118 | 115,608 | 476,303 |
| **Capital Share Transactions (Shares):** | | | | |
| **Class M Shares** | | | | |
| Shares sold | 8,082,403 | 5,306,287 | 10,880,644 | 8,676,341 |
| Shares issued for dividends reinvested | 1,166,839 | 454,834 | 624,731 | 295,911 |
| Shares redeemed | (10,693,762) | (14,835,802) | (6,483,796) | (6,433,388) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,444,520)** | **(9,074,681)** | **5,021,579** | **2,538,864** |
| **Investor Shares** | | | | |
| Shares sold | 596,511 | 102,758 | 475,368 | 19,158 |
| Shares issued for dividends reinvested | 7,335 | 4,641 | 1,151 | 547 |
| Shares redeemed | (662,727) | (93,660) | (464,298) | (5,502) |
| **Net Increase (Decrease) in Shares Outstanding** | **(58,881)** | **13,739** | **12,221** | **14,203** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

*See notes to financial statements.*

| | Mellon Short-Term U.S. Government Securities Fund | |
|---|---|---|
| | Year Ended August 31, | |
| | 2004 | 2003[a] |
| **Operations ($):** | | |
| Investment income—net | 3,244,676 | 3,211,179 |
| Net realized gain (loss) on investments | (296,064) | 836,692 |
| Net unrealized appreciation (depreciation) on investments | (247,165) | (2,354,548) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **2,701,447** | **1,693,323** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class M Shares | (5,914,214) | (4,057,467) |
| Investor Shares | (4,708) | (2,853) |
| Net realized gain on investments: | | |
| Class M Shares | (198,147) | (271,963) |
| Investor Shares | (1) | (66) |
| **Total Dividends** | **(6,117,070)** | **(4,332,349)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class M Shares | 104,633,452 | 90,188,195 |
| Investor Shares | 1,639,534 | 2,261,752 |
| Dividends reinvested: | | |
| Class M Shares | 1,064,461 | 713,842 |
| Investor Shares | 279 | 816 |
| Cost of shares redeemed: | | |
| Class M Shares | (65,962,515) | (56,893,927) |
| Investor Shares | (1,619,458) | (2,264,845) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **39,755,753** | **34,005,833** |
| **Total Increase (Decrease) In Net Assets** | **36,340,130** | **31,366,807** |
| **Net Assets ($):** | | |
| Beginning of Period | 139,972,632 | 108,605,825 |
| **End of Period** | **176,312,762** | **139,972,632** |
| Undistributed investment income—net | 76,627 | 86,314 |
| **Capital Share Transactions (Shares):** | | |
| **Class M Shares** | | |
| Shares sold | 8,281,381 | 6,979,242 |
| Shares issued for dividends reinvested | 84,550 | 55,364 |
| Shares redeemed | (5,255,350) | (4,403,984) |
| **Net Increase (Decrease) in Shares Outstanding** | **3,110,581** | **2,630,622** |
| **Investor Shares** | | |
| Shares sold | 130,906 | 175,049 |
| Shares issued for dividends reinvested | 22 | 63 |
| Shares redeemed | (130,114) | (175,104) |
| **Net Increase (Decrease) in Shares Outstanding** | **814** | **8** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | |
| | Year Ended August 31, | | | |
| **Mellon Bond Fund** | 2004 | 2003[a] | 2002[b] | 2001[c] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.92 | 12.95 | 13.15 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net | .49[d] | .56[d] | .67[d] | .70 |
| Net realized and unrealized gain (loss) on investments | .21 | .06 | (.02) | .65 |
| Total from Investment Operations | .70 | .62 | .65 | 1.35 |
| Distributions: | | | | |
| Dividends from investment income−net | (.56) | (.62) | (.69) | (.70) |
| Dividends from net realized gain on investments | (.27) | (.03) | (.16) | − |
| Total Distributions | (.83) | (.65) | (.85) | (.70) |
| Net asset value, end of period | 12.79 | 12.92 | 12.95 | 13.15 |
| **Total Return (%)** | 5.63 | 4.73 | 5.11 | 11.05[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .56 | .57 | .57 | .58[f] |
| Ratio of net expenses to average net assets | .56 | .55 | .55 | .56[f] |
| Ratio of net investment income to average net assets | 3.79 | 4.30 | 5.19 | 5.96[f] |
| Portfolio Turnover Rate | 133.00[g] | 134.12 | 163.78 | 120.55[e] |
| Net Assets, end of period ($ x 1,000) | 819,664 | 846,464 | 966,170 | 675,666 |

[a]  Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b]  As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.32% to 5.19%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c]  From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[d]  Based on average shares outstanding at each month end.

[e]  Not annualized.

[f]  Annualized.

[g]  The portfolio turnover rate excluding mortgage dollar roll transactions was 106.10%.

See notes to financial statements.

| Mellon Bond Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.90 | 12.94 | 13.15 | 12.94 |
| Investment Operations: | | | | |
| Investment income—net | .50[c] | .54[c] | .63[c] | .10 |
| Net realized and unrealized gain (loss) on investments | .17 | .04 | (.02) | .23 |
| Total from Investment Operations | .67 | .58 | .61 | .33 |
| Distributions: | | | | |
| Dividends from investment income—net | (.53) | (.59) | (.66) | (.12) |
| Dividends from net realized gain on investments | (.27) | (.03) | (.16) | − |
| Total Distributions | (.80) | (.62) | (.82) | (.12) |
| Net asset value, end of period | 12.77 | 12.90 | 12.94 | 13.15 |
| **Total Return (%)** | 5.29 | 4.48 | 4.73 | 2.54[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .81 | .82 | .82 | 1.34[e] |
| Ratio of net expenses to average net assets | .81 | .80 | .80 | .81[e] |
| Ratio of net investment income to average net assets | 3.52 | 4.11 | 4.96 | 6.03[e] |
| Portfolio Turnover Rate | 133.00[f] | 134.12 | 163.78 | 120.55[d] |
| Net Assets, end of period ($ x 1,000) | 3,068 | 3,861 | 3,693 | 957 |

[a]  *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.02, increase net realized and unrealizd gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.08% to 4.96%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Not annualized.*

[e]  *Annualized.*

[f]  *The portfolio turnover rate excluding mortgage dollar roll transactions was 106.10%.*

*See notes to financial statements.*

| | Class M Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| **Mellon Intermediate Bond Fund** | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.97 | 13.04 | 13.08 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net | .42[d] | .51[d] | .62[d] | .68 |
| Net realized and unrealized gain (loss) on investments | .14 | .11 | .15 | .58 |
| Total from Investment Operations | .56 | .62 | .77 | 1.26 |
| Distributions: | | | | |
| Dividends from investment income−net | (.52) | (.59) | (.67) | (.68) |
| Dividends from net realized gain on investments | (.24) | (.10) | (.14) | − |
| Total Distributions | (.76) | (.69) | (.81) | (.68) |
| Net asset value, end of period | 12.77 | 12.97 | 13.04 | 13.08 |
| **Total Return (%)** | 4.45 | 4.77 | 6.09 | 10.29[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .57 | .57 | .58 | .59[f] |
| Ratio of net expenses to average net assets | .57 | .56 | .56 | .56[f] |
| Ratio of net investment income to average net assets | 3.26 | 3.88 | 4.81 | 5.77[f] |
| Portfolio Turnover Rate | 109.19 | 104.98 | 106.09 | 134.69[e] |
| Net Assets, end of period ($ x 1,000) | 524,590 | 467,627 | 437,119 | 398,959 |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b]  *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealizd gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.15% to 4.81%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c]  *From October 2, 2000 (commencement of operations) to August 31, 2001.*

[d]  *Based on average shares outstanding at each month end.*

[e]  *Not annualized.*

[f]  *Annualized.*

*See notes to financial statements.*

| Mellon Intermediate Bond Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 13.02 | 13.08 | 13.09 | 12.90 |
| Investment Operations: | | | | |
| Investment income−net | .55[c] | .48[c] | .56[c] | .20 |
| Net realized and unrealized gain (loss) on investments | (.07)[d] | .12 | .20 | .10 |
| Total from Investment Operations | .48 | .60 | .76 | .30 |
| Distributions: | | | | |
| Dividends from investment income−net | (.49) | (.56) | (.63) | (.11) |
| Dividends from net realized gain on investments | (.24) | (.10) | (.14) | − |
| Total Distributions | (.73) | (.66) | (.77) | (.11) |
| Net asset value, end of period | 12.77 | 13.02 | 13.08 | 13.09 |
| **Total Return (%)** | 3.88 | 4.51 | 6.05 | 2.31[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .82 | .81 | .83 | .93[f] |
| Ratio of net expenses to average net assets | .82 | .81 | .81 | .81[f] |
| Ratio of net investment income to average net assets | 3.01 | 3.57 | 4.51 | 5.14[f] |
| Portfolio Turnover Rate | 109.19 | 104.98 | 106.09 | 134.69[e] |
| Net Assets, end of period ($ x 1,000) | 455 | 305 | 121 | 148 |

[a]  As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 4.90% to 4.51%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b]  From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c]  Based on average shares outstanding at each month end.

[d]  In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.

[e]  Not annualized.

[f]  Annualized.

See notes to financial statements.

| Mellon Short-Term U.S. Government Securities Fund | Class M Shares | | | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.70 | 12.94 | 12.87 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net | .25[d] | .34[d] | .52[d] | .63 |
| Net realized and unrealized gain (loss) on investments | (.01) | (.11) | .22 | .37 |
| Total from Investment Operations | .24 | .23 | .74 | 1.00 |
| Distributions: | | | | |
| Dividends from investment income−net | (.45) | (.44) | (.58) | (.63) |
| Dividends from net realized gain on investments | (.02) | (.03) | (.09) | (.00)[e] |
| Total Distributions | (.47) | (.47) | (.67) | (.63) |
| Net asset value, end of period | 12.47 | 12.70 | 12.94 | 12.87 |
| **Total Return (%)** | 1.97 | 1.68 | 5.87 | 8.20[f] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .55 | .56 | .59 | .59[g] |
| Ratio of net expenses to average net assets | .55 | .55 | .55 | .55[g] |
| Ratio of net investment income to average net assets | 1.97 | 2.68 | 4.07 | 5.41[g] |
| Portfolio Turnover Rate | 44.76 | 88.05 | 97.19 | 89.21[f] |
| Net Assets, end of period ($ x 1,000) | 176,301 | 139,971 | 108,605 | 88,732 |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 4.47% to 4.07%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d] *Based on average shares outstanding at each month end.*

[e] *Amount represents less than $.01 per share.*

[f] *Not annualized.*

[g] *Annualized.*

*See notes to financial statements.*

| Mellon Short-Term U.S. Government Securities Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.73 | 12.93 | 12.88 | 12.82 |
| Investment Operations: | | | | |
| Investment income−net | .37[c] | .30[c] | .46[c] | .09 |
| Net realized and unrealized gain (loss) on investments | (.19) | (.06) | .21 | .08 |
| Total from Investment Operations | .18 | .24 | .67 | .17 |
| Distributions: | | | | |
| Dividends from investment income−net | (.42) | (.41) | (.53) | (.11) |
| Dividends from net realized gain on investments | (.02) | (.03) | (.09) | − |
| Total Distributions | (.44) | (.44) | (.62) | (.11) |
| Net asset value, end of period | 12.47 | 12.73 | 12.93 | 12.88 |
| **Total Return (%)** | 1.46 | 1.78 | 5.28 | 1.29[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .78 | .83 | .90 | 1.00[e] |
| Ratio of net expenses to average net assets | .78 | .80 | .80 | .80[e] |
| Ratio of net investment income to average net assets | 1.74 | 2.38 | 3.54 | 4.86[e] |
| Portfolio Turnover Rate | 44.76 | 88.05 | 97.19 | 89.21[d] |
| Net Assets, end of period ($ x 1,000) | 11 | 1 | 1 | 1 |

[a]  *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended August 31, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealizd gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from and 3.94% to 3.54%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Not annualized.*

[e]  *Annualized.*

*See notes to financial statements.*

## NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified fixed income funds: Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund (each, a "fund" and collectively, the "funds"). Mellon Bond Fund investment objective is to seek to outperform the Lehman Brothers Aggregate Bond Index while maintaining a similar risk level. Mellon Intermediate Bond Fund investment objective is to seek to outperform the Lehman Brothers Intermediate Government/Credit Bond Index while maintaining a similar risk level. Mellon Short-Term U.S. Government Securities Fund investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation, ("Mellon Financial") serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated daily for each class of shares based upon relative proportion of net assets of each class.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

## NOTE 2—Significant Accounting Policies:

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's debt securities) are valued by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Trust's Board. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the fund's Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including amortization of discount and premium on investments, is recognized on the accrual basis.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Global Securities Lending, an affiliate of Dreyfus, the funds may lend securities to certain qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The funds will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the funds would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Repurchase agreements:** The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(e) Dividends to shareholders:** Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare and pay dividends from investment income-net monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of each fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

Table 1 summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2004.

Table 2 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2004 and August 31, 2003, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences, primarily due to amortization of premiums the funds increased (decreased) accumulated undistributed investment income–net, increased (decreased) accumulated net realized gain (loss) on investments and increased (decreased) paid-in capital as summarized in **Table 3**. Net assets were not affected by this reclassification.

### NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

**(a)** Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .40 of 1% of the Mellon Bond Fund, .40 of 1% of the Mellon Intermediate Bond Fund and .35 of 1% of the Mellon Short-Term U.S. Government Securities Fund.

**Table 1.**

|  | Undistributed Ordinary Income ($) | Accumulated Capital Gains/ Losses ($)† | Unrealized Appreciation/ (Depreciation) ($) | Post 10/31 Losses†† |
|---|---|---|---|---|
| Mellon Bond Fund | 698,209 | (1,596,239) | 12,228,462 | (2,510,794) |
| Mellon Intermediate Bond Fund | 115,608 | (1,813,775) | 2,550,679 | (542,089) |
| Mellon Short-Term U.S. Government Securities Fund | 76,627 | (182,342) | (2,982,819) | (898,889) |

† The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.
†† In addition, the funds had capital losses realized after October 31, 2003, which were deferred for tax purposes to the first day of the following year.

**Table 2.**

|  | Ordinary Income ($) | | Long-Term Capital Gains ($) | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| Mellon Bond Fund | 41,173,145 | 44,477,811 | 12,185,575 | 297,939 |
| Mellon Intermediate Bond Fund | 23,660,869 | 21,131,031 | 5,924,243 | 2,797,674 |
| Mellon Short-Term U.S. Government Securities Fund | 5,918,922 | 4,182,321 | 198,148 | 150,028 |

**Table 3.**

|  | Accumulated Undistributed Investment Income—Net ($) | Accumulated Net Realized Gain (Loss) ($) | Paid-in Capital ($) |
|---|---|---|---|
| Mellon Bond Fund | 4,939,504 | (4,132,575) | (806,929) |
| Mellon Intermediate Bond Fund | 3,616,816 | (3,646,823) | 30,007 |
| Mellon Short-Term U.S. Government Securities Fund | 2,664,559 | (713,976) | (1,950,583) |

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

| | |
|---|---|
| 0 up to $6 billion | .15 of 1% |
| $6 billion up to $12 billion | .12 of 1% |
| In excess of $12 billion | .10 of 1% |

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

Mellon Bank had agreed, until September 30, 2003, to waive receipt of its fees and/or to reimburse a portion of each fund's expenses, exclusive of taxes, interest, brokerage commissions, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses do not exceed, in the aggregate, the rate per annum of the fund's average daily net assets listed below:

.55 of 1% of the Mellon Bond Fund, .56 of 1% of the Mellon Intermediate Bond Fund and .55 of 1% of the Mellon Short-Term U.S. Government Securities Fund. **Table 4** summarizes the amounts waived during the period ended August 31, 2004.

**Table 4.**

| | |
|---|---|
| Mellon Bond Fund | $15,203 |
| Mellon Intermediate Bond Fund | 1,491 |
| Mellon Short-Term U.S. Government Securities Fund | 985 |

**(b)** The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 5** summarizes the amounts Investor shares were charged during the period ended August 31, 2004, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

**Table 5.**

| | |
|---|---|
| Mellon Bond Fund | $10,584 |
| Mellon Intermediate Bond Fund | 3,055 |
| Mellon Short-Term U.S. Government Securities Fund | 572 |

The funds compensate Mellon Bank, N.A., an affiliate of Dreyfus, under a Custody Agreement for providing custodial services for the funds. **Table 6** summarizes the amounts the funds were charged during the period ended August 31, 2004, pursuant to the custody agreements.

**Table 6.**

| | |
|---|---|
| Mellon Bond Fund | $75,885 |
| Mellon Intermediate Bond Fund | 43,371 |
| Mellon Short-Term U.S. Government Securities Fund | 20,036 |

**Table 7** summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

**Table 7.**

| | Investment Advisory Fees ($) | Shareholder Services Plan Fees ($) | Custodian Fees ($) |
|---|---|---|---|
| Mellon Bond Fund | 277,931 | 646 | 13,685 |
| Mellon Intermediate Bond Fund | 177,197 | 96 | 7,494 |
| Mellon Short-Term U.S.Government Securities Fund | 52,426 | 2 | 2,378 |

**(c)** Each Trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. Prior to July 1, 2004 the annual fee payable to each trustee was $35,000 and prior to September 14, 2004, the attendance fee was $3,000 for each in-person meeting.

**(d)** The Trust and Dreyfus have received an exemptive order from the SEC which, among other things, permits each fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

**Table 8** summarizes each fund's aggregate amount of purchases and sales of investment securities (including paydowns) excluding short-term securities, during the period ended August 31, 2004 of which 217,798,153 in purchases and 218,593,496 in sales were from mortgage dollar roll transactions in the Mellon Bond Fund.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold. Proceeds from the sale will be reinvested and additional income from the sale is included in realized gain/loss. Losses may arise due to changes in the value of the securities.

**Table 9** summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at August 31, 2004:

## NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the funds based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the funds did not borrow under the line of credit.

## NOTE 6—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law.

**Table 8.**

|  | Purchases ($) | Sales ($) |
| --- | --- | --- |
| Mellon Bond Fund | 1,076,765,567 | 1,128,513,312 |
| Mellon Intermediate Bond Fund | 604,434,763 | 535,532,847 |
| Mellon Short-Term U.S. Government Securities Fund | 116,278,625 | 71,134,816 |

**Table 9.**

|  | Cost of Investments ($) | Gross Appreciation ($) | Gross (Depreciation) ($) | Net ($) |
| --- | --- | --- | --- | --- |
| Mellon Bond Fund | 970,612,139 | 16,147,157 | 3,918,695 | 12,228,462 |
| Mellon Intermediate Bond Fund | 682,201,273 | 5,684,773 | 3,134,094 | 2,550,679 |
| Mellon Short-Term U.S. Government Securities Fund | 245,922,231 | 266,567 | 3,249,386 | (2,982,819) |

The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

## NOTE 7—Subsequent Event

At a meeting of the Board of Trustees held on September 14, 2004, the Board approved a proposal to change the investment objective of Mellon Bond Fund and Mellon Intermediate Bond Fund. Effective on or about December 31, 2004, the new investment objective of each Fund will be to seek total return (consisting of capital appreciation and current income). Each Fund's new investment objective, as with its old objective, may be changed without shareholder approval.

**The Board of Trustees and Shareholders
Mellon Funds Trust**

We have audited the accompanying statements of assets and liabilities of Mellon Bond Fund, Mellon Intermediate Bond Fund and Mellon Short-Term U.S. Government Securities Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments, as of August 31, 2004, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2004, by correspondence with the custodian and brokers. As to securities purchased but not yet received, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2004, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 11, 2004

**Mellon Bond Fund**

For federal tax purposes the fund hereby designates $.1897 per share as a long-term capital gain distribution paid on December 29, 2003.

**Mellon Intermediate Bond Fund**

For federal tax purposes the fund hereby designates $.1569 per share as a long-term capital gain distribution paid on December 29, 2003.

**Mellon Short-Term U.S. Government Securities Fund**

For federal tax purposes the fund hereby designates $.0170 per share as a long-term capital gain distribution paid on December 29, 2003.

For State individual income tax purposes, the Government Securities Series hereby designates 64.89% of the ordinary income dividends paid during its fiscal year ended August 31, 2004 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

**Patrick J. O'Connor (61)**
**Chairman of the Board (2000)**

*Principal Occupation During Past 5 Years:*

- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2001

*Other Board Memberships and Affiliations:*

- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee

*No. of Portfolios for which Board Member Serves:* 16

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**Ronald R. Davenport (68)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Sheridan Broadcasting Corporation since July 1972

*Other Board Memberships and Affiliations:*

- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Momentum Equity Group LLC, Director

*No. of Portfolios for which Board Member Serves:* 16

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**John L. Diederich (67)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

*Other Board Memberships and Affiliations:*

- Continental Mills, a dry baking products company, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Maureen D. McFalls (59)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

*Other Board Memberships and Affiliations:*

- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Coro Center For Civic Leadership, Board Member

*No. of Portfolios for which Board Member Serves:* 16

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**Kevin C. Phelan (60)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998.

*Other Board Memberships and Affiliations:*

- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust, Director
- St. Elizabeth's Medical Center of Boston, Board Member
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Board of Visitors of Babson College, Board Member
- Board of Visitors of Boston University School of Public Health, Board Member
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Patrick J. Purcell (56)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
• Owner, President and Publisher of The Boston Herald since February 1994
• President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
• President and Chief Executive Officer, Herald Media since 2001

*Other Board Memberships and Affiliations:*
• The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Vice Chairman
• The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
• United Way of Massachusetts Bay, Board Member
• Greater Boston Chamber of Commerce, Board Member
• St. John's University, Trustee
• New England Medical Center, Trustee
• Stonehill College, Trustee

*No. of Portfolios for which Board Member Serves:* 16

**Thomas F. Ryan, Jr. (63)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
• Retired since April 1999
• President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

*Other Board Memberships and Affiliations:*
• Boston College, Trustee
• Brigham & Women's Hospital, Trustee
• New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
• RepliGen Corporation, a biopharmaceutical company, Director
• M/C Communications, a medical education company, Director

*No. of Portfolios for which Board Member Serves:* 16

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.*

**LAWRENCE P. KEBLUSEK, President since September 2002.**

As Chief Investment Officer of Mellon's Private Wealth Management group, Mr. Keblusek is responsible for investment strategy, policy and implementation for Mellon's Private Wealth Management group. Prior to joining Mellon, Mr. Keblusek was a Managing Director at Citigroup since 1995. He was previously a Vice President of the Trust. He is 55 years old and has been employed by Mellon since August 2002.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

**CHRISTOPHER SHELDON, Vice President since September 2002.**

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research. Prior to assuming his current position, Mr. Sheldon was the West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He is 38 years old has been employed by Mellon since January 1995.

**JEFF PRUSNOFSKY, Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 87 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

**STEVEN F. NEWMAN, Assistant Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 30 investment companies (comprised of 59 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since August 1981.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Mellon Funds Trust**
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Investment Adviser**

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Sub-Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone** Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

**Mail** PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

# *The Mellon Funds*

Mellon National Intermediate Municipal Bond Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Massachusetts Intermediate Municipal Bond Fund

**ANNUAL REPORT**    August 31, 2004

⑦ Mellon

# Contents

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

> • Not FDIC-Insured
> • Not Bank-Guaranteed
> • May Lose Value

# The Funds



## LETTER FROM THE PRESIDENT

Dear Shareholder:

This annual report for The Mellon Funds covers the period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

Although strong performance during the closing months of 2003 contributed to generally attractive equity returns for the reporting period overall, stock prices have retreated modestly so far in 2004. In contrast, bond market sectors have remained relatively strong, despite higher short-term interest rates. Investors apparently have revised their expectations of U.S. economic growth downward in response to ongoing geopolitical tensions, high energy prices and some persistently disappointing labor statistics.

In these challenging times, we believe it remains critical to keep focused on a long-term wealth management strategy. The broad range of asset classes represented by The Mellon Funds provides an excellent opportunity to position your portfolio for all market environments and your portfolio manager welcomes the opportunity to work with you in meeting your overall wealth management objectives.

Thank you for your continued confidence in Mellon.

Sincerely,

*Lawrence P. Keblusek*

Lawrence P. Keblusek
President
Mellon Funds Trust
September 15, 2004



## DISCUSSION OF
## FUND PERFORMANCE

John F. Flahive, Portfolio Manager

### How did Mellon National Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund achieved total returns of 6.22% for Class M shares, 6.04% for Investor shares and 5.43% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a total return of 6.31% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was 5.06% for the same period.[3]

Although municipal bonds generally rallied during the reporting period overall, the market grew increasingly volatile as inflationary pressures intensified and investors anticipated higher short-term interest rates from the Federal Reserve Board (the "Fed"). The fund produced higher returns than its Lipper category average, primarily due to the success of our security selection and yield-curve positioning strategies. However, the fund's returns were slightly lower than the benchmark, which is not subject to fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund may occasionally invest in taxable bonds for temporary defensive purposes. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

### What other factors influenced the fund's performance?

The municipal bond market generally rallied during the first half of the reporting period as investors concluded that U.S. economic growth and inflationary pressures would not be as severe as they previously had expected. Nonetheless, we believed at the time that the U.S. economic recovery was likely to continue and that the Fed eventually would move to raise short-term interest rates from prevailing, historically low levels. To protect the fund from the eroding effects of potentially higher interest rates, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly shorter than industry averages.

We maintained the fund's relatively defensive average duration during the second half of the reporting period, which positioned it well when stronger-than-expected employment statistics and higher energy prices fueled inflation concerns. Indeed, in June and August 2004, the Fed implemented its first rate-hikes in more than four years, driving the overnight federal funds rate to 1.5% by the reporting period's end. While the fund's relatively short average duration limited participation in periodic market rallies, it helped preserve the fund's value when bond prices fell sharply in the spring as investors anticipated the Fed's moves.

Our security selection and yield-curve positioning strategies also contributed positively to the fund's performance. By focusing some of the fund's assets on tax-exempt securities with maturities of 15 to 20 years, we positioned the fund to benefit over time from narrowing yield differences as short-term yields rose and long-term yields remained relatively stable. At the same time, we took advantage of opportunities to acquire certain bonds at what we regarded as attractive prices. For example, we invested in general obligation bonds issued by the State of California whose prices, in our view, did not fully reflect improvement in the state's economic and fiscal conditions.

### What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates, which we believe remain likely as the Fed continues to back away from the aggressively accommodative stance it adopted in the fall of 2001. However, we have continued to emphasize credit quality, and we have maintained the fund's average credit rating in the double-A range. In our view, the fund's overall credit quality gives us greater flexibility to take advantage of trading opportunities in less highly rated securities whose prices, in our judgment, do not reflect their true value.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2003, at which time it was terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon National Intermediate Municipal Bond Fund Class M shares and the Lehman Brothers 7-Year Municipal Bond Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 6.22% | 6.03% | 5.70% |  |
| **Investor shares** | 7/11/01 | 6.04% | – | – | 5.24% |
| **Dreyfus Premier shares** |  |  |  |  |  |
| with applicable redemption †† | 10/11/02 | 2.43% | – | – | 1.60% |
| without redemption | 10/11/02 | 5.43% | – | – | 3.15% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon National Intermediate Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

*†† The maximum contingent deferred sales charge for Dreyfus Premier shares is 3%. After six years Dreyfus Premier shares convert to Investor shares.*



## DISCUSSION OF FUND PERFORMANCE

M. Collette O'Brien and Timothy J. Sanville,
Portfolio Managers

### How did Mellon National Short-Term Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund achieved total returns of 2.00% for Class M shares and 1.72% for Investor shares.[1] In comparison, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.83% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Short Municipal Debt Funds category was 1.78% for the same period.[3]

Short-term interest rates and municipal bond yields remained near historically low levels for much of the reporting period. In the spring of 2004, however, inflationary pressures seemed to intensify and investors anticipated higher interest rates from the Federal Reserve Board (the "Fed"). The fund produced returns that were roughly in line with its Lipper category average. However, the fund's returns were lower than the benchmark, primarily because of the fund's shorter-than-average duration during most of the reporting period.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity and its average effective portfolio duration will be less than three years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

### What other factors influenced the fund's performance?

While yields of very short-term municipal bonds were effectively anchored by the 1% federal funds rate during the first half of the reporting period, municipal notes with maturities in the two- to three-year range saw their yields fall modestly as investors concluded that inflationary pressures might not be as severe as they previously expected. Nonetheless, we believed at the time that the U.S. economic recovery was likely to continue and that the Fed eventually would raise short-term interest rates. To balance opportunities for higher yields with the need to manage the risks of potentially higher interest rates, we maintained the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered in line with industry averages.

Soon after the second half of the reporting period began, however, stronger-than-expected employment statistics and higher energy prices fueled inflation concerns, and yields began to rise at the longer end of the fund's maturity range. To capture higher yields, we slightly extended the fund's average duration. While this positioning helped the fund participate in periodic market rallies, it hurt the fund's performance during times of market weakness, including the sharp sell-off in the spring of 2004, when investors began to anticipate higher short-term interest rates from the Fed. Indeed, in late June and mid-August 2004, the Fed implemented its first rate-hikes in more than four years, driving the overnight federal funds rate from 1% to 1.5% by the reporting period's end.

By adopting a "barbell" strategy for a portion of the fund's assets in which average duration is the result of a balance between very short-term and longer-term holdings, we enabled the fund to capture higher yields more quickly while managing the risks typically associated with rising interest rates. For the rest of the fund's holdings, we maintained a "laddered" portfolio in which securities mature in stages over time. This strategy is designed to manage the risk that a disproportionate amount of the fund's holdings may mature during a time of unusually low reinvestment rates.

## What is the fund's current strategy?

We currently believe that higher interest rates remain likely as the Fed continues to adopt a less accommodative monetary policy. Accordingly, we have reduced the fund's average duration toward the neutral range. In addition, when making new purchases, we have focused on highly rated municipal notes selling at slight premiums to their face values. Historically, these "cushion bonds" have held more of their value during periods of market weakness.

September 15, 2004

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*
[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*
[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon National Short-Term Municipal Bond Fund Class M shares and the Lehman Brothers 3-Year Municipal Bond Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | From Inception |
| --- | --- | --- | --- |
| **Class M shares** | 10/2/00 | 2.00% | 4.05% |
| **Investor shares** | 7/11/01 | 1.72% | 2.98% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon National Short-Term Municipal Bond Fund on 10/2/00 (inception date) to a $10,000 investment made in the Lehman Brothers 3-Year Municipal Bond Index (the "Index") on that date. For comparative purposes, the value of the Index on 9/30/00 is used as the beginning value on 10/2/00. All dividends and capital gain distributions are reinvested.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF
## FUND PERFORMANCE

John F. Flahive and M. Collette O'Brien,
Portfolio Managers

### How did Mellon Pennsylvania Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund achieved total returns of 5.60% for Class M shares and 5.41% for Investor shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.31% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Pennsylvania Intermediate Municipal Debt Funds category was 4.91% for the same period.[3]

The municipal bond market grew increasingly volatile over the reporting period as investors anticipated higher short-term interest rates from the Federal Reserve Board (the "Fed"). The fund produced higher returns than its Lipper category average, primarily due to the success of our security selection and yield-curve positioning strategies. However, the fund's returns were lower than the benchmark, primarily because the Index contains bonds of many states, not just Pennsylvania, and is not subject to fund fees and expenses.

### What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Pennsylvania state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Pennsylvania personal income taxes, and in taxable bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time

of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

### What other factors influenced the fund's performance?

Municipal bonds generally rallied during the first half of the reporting period as investors concluded that inflationary pressures might not become as severe as they previously had expected. Nonetheless, because we believed that the Fed remained likely at some point to raise short-term interest rates from prevailing, historically low levels, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly shorter than industry averages.

The fund's relatively defensive average duration positioned it well in the spring of 2004, when stronger-than-expected employment statistics and higher energy prices fueled inflation concerns. Indeed, the

Fed later implemented its first rate-hikes in more than four years, driving the overnight federal funds rate to 1.5% by the reporting period's end. While our duration management strategy limited the fund's participation in periodic market rallies during the reporting period, it helped preserve the fund's value when bond prices fell sharply as investors anticipated the Fed's moves.

Our security selection and yield-curve positioning strategies also contributed positively to the fund's performance. By focusing on securities with maturities of 15 to 20 years, we positioned the fund to benefit over time from narrowing yield differences as short-term yields rose and long-term yields remained relatively stable.

### What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates, which we believe remain likely as the Fed continues to back away from the aggressively accommodative stance it adopted in the fall of 2001. However, we have continued to emphasize credit quality, and we have maintained the fund's

average credit rating in the double-A range. In our view, the fund's high overall credit quality gives us flexibility to take advantage of trading opportunities in less highly rated securities whose prices, in our judgment, do not reflect their true value.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Mellon Pennsylvania Intermediate Municipal Bond Fund Class M shares and the Lehman Brothers 7-Year Municipal Bond Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class M shares** |  | 5.60% | 5.51% | 5.33% |  |
| **Investor shares** | 7/11/01 | 5.41% | – | – | 4.72% |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Class M shares of Mellon Pennsylvania Intermediate Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*Before the fund commenced operations, substantially all of the assets of a predecessor common trust fund (CTF) that, in all material respects, had the same investment objective, policies, guidelines and restrictions as the fund were transferred to the fund. Please note that the performance of the fund's Class M shares represents the performance of the predecessor CTF through October 1, 2000, adjusted to reflect the fund's fees and expenses, by subtracting from the actual performance of the CTF the expenses of the fund's Class M shares as they were estimated prior to the conversion of the CTF into the fund, and the performance of the fund's Class M shares thereafter. The predecessor CTF was not registered under the Investment Company Act of 1940, as amended, and therefore was not subject to certain investment restrictions that might have adversely affected performance. In addition, the expenses of the fund's Class M shares may be higher than those estimated prior to the conversion of the CTF into the fund, which would lower the performance shown in the above line graph.*

*Effective July 11, 2001, existing fund shares were designated as Class M shares and the fund began offering a second class of shares designated as Investor shares, which are subject to a Shareholder Services Plan. Performance for Investor shares will vary from the performance of Class M shares shown above because of the differences in charges and expenses.*

*The fund invests primarily in Pennsylvania investment-grade municipal bonds. The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares only. The Index is not limited to investments principally in Pennsylvania municipal obligations. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year tax-exempt, bond market, consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*



## DISCUSSION OF FUND PERFORMANCE

John F. Flahive, Portfolio Manager

### How did Mellon Massachusetts Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2004, the fund achieved total returns of 5.72% for Class M shares, 5.38% for Investor shares and 4.85% for Dreyfus Premier shares.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.31% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Massachusetts Intermediate Municipal Debt Funds category was 4.88% for the same period.[3]

The municipal bond market grew increasingly volatile over the reporting period as investors anticipated higher short-term interest rates from the Federal Reserve Board (the "Fed"). The fund generally produced higher returns than its Lipper category average, primarily due to the success of our security selection and yield-curve positioning strategies. However, the fund's returns were lower than the benchmark, primarily because the Index contains bonds of many states, not just Massachusetts, and is subject to fund fees and expenses.

### What is the fund's investment approach?

The fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. To pursue its goal, the fund normally invests at least 80% of its assets in municipal bonds, the interest from which is exempt from federal and Massachusetts state personal income taxes. The fund may also invest in municipal bonds that are exempt from federal income taxes, but not Massachusetts personal income taxes, and in taxable

bonds. The fund's investments in municipal and taxable bonds must be of investment-grade quality at the time of purchase or, if unrated, deemed of comparable quality by the investment adviser. Generally, the fund's average effective portfolio maturity will be between three and 10 years, and its average effective portfolio duration will not exceed eight years.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield without sacrificing quality. We use a more tactical approach with respect to the fund's average duration. If we expect the supply of securities to increase temporarily, we may reduce the fund's average duration to make cash available for the purchase of higher-yielding securities. This is because yields generally tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average duration to maintain current yields for as long as practical. At other times, we typically try to maintain a neutral average duration.

### What other factors influenced the fund's performance?

Municipal bonds generally rallied during the first half of the reporting period as investors concluded that inflationary pressures might not be as severe as they previously had expected. Nonetheless, because we believed that the Fed remained likely at some point to raise short-term interest rates from prevailing, historically low levels, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly shorter than industry averages.

The fund's relatively defensive average duration positioned it well in the spring of 2004, when stronger-than-expected employment statistics and higher energy prices fueled inflation concerns. Indeed, the Fed later implemented its first rate-hikes in more than four years, driving the overnight federal funds rate to 1.5% by the reporting period's end. While our duration management strategy limited the fund's participation in periodic market rallies during the reporting period, it helped preserve the fund's value when bond prices fell sharply as investors anticipated the Fed's moves.

Our security selection and yield-curve positioning strategies also contributed positively to performance. By focusing some of the fund's assets on securities with maturities of 15 to 20 years, we positioned the fund to benefit over time from narrowing yield differences as short-term yields rose and long-term yields remained relatively stable.

As for Massachusetts, its fiscal condition has improved with the overall economy. The state expects a budget surplus for the current fiscal year, which was the result of stronger tax revenues and spending cuts. Because the state and its municipalities have had less need to borrow to finance budget gaps, the supply of newly issued Massachusetts bonds has moderated compared to the same period one year earlier, supporting prices of existing securities.

## What is the fund's current strategy?

We have continued to position the fund for higher short-term interest rates, which we believe remain likely as the Fed continues to back away from the aggressively accommodative stance it adopted in the fall of 2001. However, we have continued to emphasize credit quality, and we have maintained the fund's average credit rating in the double-A range. In our view, the fund's high overall credit quality gives us flexibility to take advantage of trading opportunities in less highly rated securities whose prices, in our judgment, do not reflect their true value.

September 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by Mellon Bank, N.A. pursuant to an agreement in effect through September 30, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*



19,000

17,500

16,000

14,500

13,000

11,500

10,000

Dollars

Mellon Massachusetts Intermediate
Municipal Bond Fund (Investor shares) ————
Mellon Massachusetts Intermediate
Municipal Bond Fund (Class M shares) — — — —
Lehman Brothers 7-Year Municipal Bond Index† ·········

$18,179
$16,952
$16,531

94  95  96  97  98  99  00  01  02  03  04

Years Ended 8/31

Comparison of change in value of $10,000 investment in Mellon Massachusetts Intermediate Municipal Bond
Fund Investor shares and Class M shares and the Lehman Brothers 7-Year Municipal Bond Index

## Average Annual Total Returns *as of 8/31/04*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Investor shares** |  | 5.38% | 5.40% | 5.15% |  |
| **Class M shares** |  | 5.72% | 5.66% | 5.42% |  |
| **Dreyfus Premier shares** |  |  |  |  |  |
| with applicable redemption †† | 12/28/94 | 1.85% | 4.71% | – | 5.18%††† |
| without redemption | 12/28/94 | 4.85% | 4.88% | – | 5.18%††† |

*†  Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class M shares and Investor shares of Mellon Massachusetts Intermediate Municipal Bond Fund on 8/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*As of the close of business on September 6, 2002, substantially all of the assets of another investment company managed by Dreyfus, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the "Premier Massachusetts Fund"), were transferred to the Mellon Massachusetts Fund in a tax-free reorganization and the fund commenced operations. The performance shown in the line graph for Class M shares represents the performance of the Premier Massachusetts Fund's Class R shares prior to the commencement of operations of the Mellon Massachusetts Fund and the performance of the Mellon Massachusetts Fund's Class M shares thereafter. The performance shown in the line graph for Investor shares represents the performance of the Premier Massachusetts Fund's Class A shares prior to the commencement of operations of the Mellon Massachusetts Fund, and the performance of the Mellon Massachusetts Fund's Investor shares thereafter.*
*The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class M shares and Investor shares. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses and is not limited to investments principally in Massachusetts municipal obligations. These factors can contribute to the Index outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*
*††  The maximum contingent deferred sales charge for Dreyfus Premier shares is 3%. After six years Dreyfus Premier shares convert to Investor shares.*
*†††  Assumes the conversion of Dreyfus Premier shares to Investor shares at the end of the sixth year following the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Mellon Municipal Bond Funds from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares | Dreyfus Premier Shares |
|---|---|---|---|
| **Mellon National Intermediate Municipal Bond Fund** |  |  |  |
| Expenses paid per $1,000† | $ 2.62 | $ 3.88 | $6.38 |
| Ending value (after expenses) | $ 1,003.80 | $ 1,003.30 | $ 1,000.00 |
| **Mellon National Short-Term Municipal Bond Fund** |  |  |  |
| Expenses paid per $1,000† | $ 2.67 | $ 3.87 | – |
| Ending value (after expenses) | $ 1,001.30 | $ 999.40 | – |
| **Mellon Pennsylvania Intermediate Municipal Bond Fund** |  |  |  |
| Expenses paid per $1,000† | $ 3.32 | $ 4.57 | – |
| Ending value (after expenses) | $ 1,000.50 | $ 1,000.00 | – |
| **Mellon Massachusetts Intermediate Municipal Bond Fund** |  |  |  |
| Expenses paid per $1,000† | $ 2.52 | $ 3.77 | $ 6.33 |
| Ending value (after expenses) | $ 1,001.10 | $ 999.10 | $ 997.40 |

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .52% for Class M, .77% for Investor and 1.27% for Dreyfus Premier, Mellon National Short-Term Municipal Bond Fund .53% for Class M and .77% for Investor, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor and 1.26% for Dreyfus Premier, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investores assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

| | Class M Shares | Investor Shares | Dreyfus Premier Shares |
|---|---|---|---|
| **Mellon National Intermediate Municipal Bond Fund** | | | |
| Expenses paid per $1,000† | $ 2.64 | $ 3.91 | $ 6.44 |
| Ending value (after expenses) | $ 1,022.52 | $ 1,021.27 | $ 1,018.75 |
| **Mellon National Short-Term Municipal Bond Fund** | | | |
| Expenses paid per $1,000† | $ 2.69 | $ 3.91 | – |
| Ending value (after expenses) | $ 1,022.47 | $ 1,021.27 | – |
| **Mellon Pennsylvania Intermediate Municipal Bond Fund** | | | |
| Expenses paid per $1,000† | $ 3.35 | $ 4.62 | – |
| Ending value (after expenses) | $ 1,021.82 | $ 1,020.56 | – |
| **Mellon Massachusetts Intermediate Municipal Bond Fund** | | | |
| Expenses paid per $1,000† | $ 2.54 | $ 3.81 | $ 6.39 |
| Ending value (after expenses) | $ 1,022.62 | $ 1,021.37 | $ 1,018.80 |

† *Expenses are equal to the Mellon National Intermediate Municipal Bond Fund annualized expense ratio of .52% for Class M, .77% for Investor and 1.27% for Dreyfus Premier, Mellon National Short-Term Municipal Bond Fund .53% for Class M and .77% for Investor, Mellon Pennsylvania Intermediate Municipal Bond Fund .66% for Class M and .91% for Investor and Mellon Massachusetts Intermediate Municipal Bond Fund .50% for Class M, .75% for Investor and 1.26% for Dreyfus Premier, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

## Mellon National Intermediate Municipal Bond Fund

| Long-Term Municipal Investments—97.3% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| **Alabama—.9%** | | | |
| Alabama 5%, 6/1/2009 | 2,295,000 | | 2,533,587 |
| Alabama Public School & College Authority, Capital Improvement 5.625%, 7/1/2013 | 3,000,000 | | 3,403,049 |
| **Alaska—.2%** | | | |
| Anchorage, Electric Utility Revenue 8%, 12/1/2010 (Insured; MBIA) | 1,000,000 | | 1,276,589 |
| **Arizona—2.9%** | | | |
| Arizona School Facilities Board, State School Improvement Revenue 5%, 7/1/2008 | 1,625,000 | | 1,780,365 |
| Maricopa County Unified School District: | | | |
| (Paradise Valley): | | | |
| 6.35%, 7/1/2010 (Insured; MBIA) | 550,000 | | 649,544 |
| 7%, 7/1/2011 (Insured; MBIA) | 1,905,000 | | 2,346,711 |
| (Scottsdale School) 6.60%, 7/1/2012 | 1,250,000 | | 1,531,174 |
| Phoenix: | | | |
| 5.40%, 7/1/2007 | 1,000,000 | | 1,093,029 |
| 6.25%, 7/1/2016 | 1,250,000 | | 1,536,262 |
| Phoenix Industrial Development Authority, SFMR 6.60%, 12/1/2029 (Collateralized; FNMA, GNMA) | 925,000 | | 931,002 |
| Salt River Project Agricultural Improvement & Power District, Electric System Revenue: | | | |
| 5%, 1/1/2010 | 1,000,000 | | 1,105,899 |
| 5%, 1/1/2016 | 1,475,000 | | 1,613,516 |
| 5%, 1/1/2017 | 1,000,000 | | 1,088,169 |
| Scottsdale 5.25%, 7/1/2007 | 1,000,000 | | 1,090,359 |
| Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare) 5.70%, 12/1/2021 | 1,000,000 | | 1,040,319 |
| Tucson 5%, 7/1/2012 | 1,265,000 | | 1,408,172 |
| University Medical Center Corp., HR 5.25%, 7/1/2016 | 2,310,000 | | 2,435,016 |
| **California—19.5%** | | | |
| Agua Caliente Band, Cahuilla Indians Revenue: | | | |
| 4%, 7/1/2006 | 600,000 | | 601,134 |
| 5.60%, 7/1/2013 | 1,815,000 | | 1,816,851 |
| **California (continued)** | | | |
| Alameda Corridor Transportation Authority, Revenue (Subordinated Lien) Zero Coupon, 10/1/2021(Insured; AMBAC) | 5,000,000 | | 3,478,500 |
| California: | | | |
| 6.80%, 10/1/2005 | 700,000 | | 738,094 |
| 4%, 2/1/2008 | 2,385,000 | | 2,499,671 |
| 5.75%, 3/1/2008 | 190,000 | | 195,702 |
| 5.75%, 3/1/2008 (Prerefunded 3/1/2005) | 45,000 | a | 46,461 |
| 5.75%, 3/1/2009 (Insured;FGIC) | 80,000 | | 82,454 |
| 5.75%, 3/1/2009 (Insured; FGIC) (Prerefunded 3/1/2005) | 15,000 | a | 15,487 |
| 6.60%, 2/1/2009 | 510,000 | | 589,698 |
| 4%, 2/1/2010 | 2,460,000 | | 2,578,966 |
| 5%, 11/1/2012 (Prerefunded 11/1/2011) | 655,000 | a | 736,102 |
| 5%, 11/1/2012 | 345,000 | | 376,871 |
| 5.50%, 6/1/2020 | 5,000,000 | | 5,475,850 |
| 5.25%, 11/1/2026 | 10,500,000 | | 10,921,470 |
| 5%, 2/1/2033 | 5,725,000 | | 5,769,655 |
| California Department of Water Resources, Power Supply Revenue: | | | |
| 5.50%, 5/1/2008 | 4,000,000 | | 4,408,640 |
| 5.375%, 5/1/2018 (Insured; AMBAC) | 5,000,000 | | 5,512,850 |
| California Economic Recovery 5%, 7/1/2016 | 7,400,000 | | 7,918,148 |
| California Educational Facilities Authority: (Pepperdine University) | | | |
| 5.75%, 9/15/2030 | 3,250,000 | | 3,515,623 |
| (Stanford University) 5%, 11/1/2011 | 3,000,000 | | 3,356,520 |
| California Housing Finance Agency, Home Mortgage Revenue 5.65%, 8/1/2006 (Insured; MBIA) | 655,000 | | 686,217 |
| California Infrastructure & Economic Development Bank, Revenue (Clean Water State Revolving Fund) 5%, 10/1/2017 | 2,500,000 | | 2,698,900 |
| California Municipal Finance Authority, Solid Waste Disposal Revenue (Waste Management Inc. Project) 4.10%, 9/1/2009 | 1,000,000 | b | 1,002,150 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **California (continued)** | | |
| California Public Works Board, LR (Department of Mental Health—Coalinga): | | |
| 5%, 6/1/2025 | 2,500,000 | 2,519,975 |
| 5.125%, 6/1/2029 | 2,000,000 | 2,015,100 |
| California Statewide Community Development Authority, Revenue: | | |
| (Kaiser Permanente): | | |
| 3.70%, 6/1/2005 | 3,000,000 | 3,044,910 |
| 3.85%, 8/1/2006 | 1,250,000 | 1,295,775 |
| Multi Family Housing: | | |
| (Archstone/Seascape) | | |
| 5.25%, 6/1/2008 | 4,000,000 | 4,243,080 |
| (Equity Residential) | | |
| 5.20%, 6/15/2009 | 3,000,000 | 3,217,020 |
| Foothill/Eastern Transportation Corridor Agency, | | |
| Toll Road Revenue: | | |
| 0/5.80%, 1/15/2020 | 1,505,000 c | 1,324,250 |
| 0/5.875%, 1/15/2026 (Insured; MBIA) | 8,000,000 c | 6,791,040 |
| Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Enhanced-Asset Backed): | | |
| 5.375%, 6/1/2017 | 1,750,000 | 1,787,958 |
| 5.75%, 6/1/2021 | 6,755,000 | 7,089,170 |
| 5.75%, 6/1/2023 | 8,240,000 | 8,589,706 |
| Kern High School District 6.40%, 2/1/2012 (Insured; MBIA) | 2,750,000 | 3,278,990 |
| Long Beach, Harbor Revenue 5%, 5/15/2016 (Insured; FGIC) | 3,000,000 | 3,288,480 |
| Los Angeles Department of Water & Power, Power Systems Revenue 5.25%, 7/1/2011 (Insured; MBIA) | 2,250,000 | 2,534,670 |
| Los Angeles Unified School District 5.75%, 7/1/2016 (Insured; MBIA) | 2,000,000 | 2,369,860 |
| Modesto Wastewater Treatment Facility, Revenue 6%, 11/1/2009 (Insured; MBIA) | 500,000 | 578,555 |
| Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) 5.50%, 10/1/2013 (Insured; AMBAC) | 1,500,000 | 1,726,875 |
| Sacramento Municipal Utility District, Electric Revenue: | | |
| 5.30%, 7/1/2012 | 1,275,000 | 1,390,732 |
| 5.25%, 5/15/2013 (Insured; FGIC) | 3,530,000 | 3,996,737 |
| **California (continued)** | | |
| San Francisco City & County Airports Commission, International Airport Revenue 5.625%, 5/1/2006 (Insured; FGIC) | 500,000 | 529,965 |
| San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment): | | |
| 6%, 8/1/2009 (Insured; MBIA) | 205,000 | 238,327 |
| 6%, 8/1/2009 (Insured; MBIA) | 420,000 | 483,361 |
| Santa Margarita-Dana Point Authority, Revenue 7.25%, 8/1/2007 (Insured; MBIA) | 500,000 | 574,355 |
| Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3): | | |
| 5.50%, 1/1/2013 (Insured; FSA) | 3,010,000 | 3,438,233 |
| 5.50%, 1/1/2014 (Insured; FSA) | 2,000,000 | 2,287,780 |
| Westside Unified School District 6%, 8/1/2014 (Insured; AMBAC) | 385,000 | 461,438 |
| **Colorado—3.4%** | | |
| Colorado Department of Transportation, Transportation Revenue 5.25%, 6/15/2010 (Insured; MBIA) | 1,000,000 | 1,123,790 |
| Colorado Housing Finance Authority: | | |
| 6.75%, 4/1/2015 | 200,000 | 201,034 |
| 6.70%, 10/1/2016 | 120,000 | 120,642 |
| 7.15%, 10/1/2030 | 225,000 | 227,905 |
| (Single Family Program): | | |
| 7.10%, 5/1/2015 | 50,000 | 50,428 |
| 6.05%, 10/1/2016 | 350,000 | 355,751 |
| 675%, 10/1/2021 | 620,000 | 635,674 |
| 7.55%, 11/1/2027 | 80,000 | 80,708 |
| 6.80%, 11/1/2028 | 105,000 | 105,936 |
| Jefferson County School District: | | |
| 5.25%, 12/15/2005 (Insured; MBIA) | 1,680,000 | 1,758,910 |
| 6.50%, 12/15/2010 (Insured; MBIA) | 1,500,000 | 1,797,720 |
| Northwest Parkway Public Highway Authority: | | |
| 0/5.45%, 6/15/2017 (Insured; FSA) | 7,690,000 c | 6,156,999 |
| 0/5.55%, 6/15/2018 (Insured; FSA) | 5,000,000 c | 3,984,950 |
| 0/5.70%, 6/15/2021 (Insured; AMBAC) | 7,345,000 c | 5,729,981 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Colorado (continued)** | | |
| University of Colorado, Enterprise System Revenue: | | |
| 5%, 6/1/2009 | 500,000 | 551,510 |
| 5.50%, 6/1/2010 | 500,000 | 568,230 |
| **Connecticut–1.0%** | | |
| Connecticut 5%, 11/15/2005 | 500,000 | 520,880 |
| Connecticut Health & Educational Facilities Authority, Revenue: | | |
| (Greenwich Academy): | | |
| 4.25%, 3/1/2022 (Insured; FSA) | 560,000 [b] | 549,489 |
| 4.25%, 3/1/2023 (Insured; FSA) | 475,000 [b] | 459,382 |
| 4.50%, 3/1/2025 (Insured; FSA) | 530,000 [b] | 521,976 |
| 4.60%, 3/1/2026 (Insured; FSA) | 705,000 [b] | 697,880 |
| (Yale University) | | |
| 5.125%, 7/1/2027 | 300,000 | 307,470 |
| Mohegan Tribe Indians Gaming Authority, Public Improvement (Priority Distribution): | | |
| 5.375%, 1/1/2011 | 1,400,000 | 1,526,714 |
| 6%, 1/1/2016 | 1,750,000 | 1,903,825 |
| Stamford 6.60%, 1/15/2007 | 500,000 | 553,885 |
| **Florida–3.2%** | | |
| Broward County, RRR (Wheelabrator North) 4.50%, 12/1/2011 | 100,000 | 104,412 |
| Capital Trust Agency, Revenue (Seminole Tribe Convention): | | |
| 8.95% 10/1/2033 | 1,880,000 | 2,183,150 |
| 10%, 10/1/2033 | 7,315,000 | 8,760,590 |
| Florida Municipal Loan Council, Revenue 5.75%, 11/1/2015 (Insured; MBIA) | 520,000 | 595,067 |
| Hillsborough County Educational Facilities Authority (University of Tampa Project) 5.75%, 4/1/2018 | 3,435,000 | 3,823,155 |
| Key West Utility Board, Electric Revenue 5.75%, 10/1/2006 (Insured; FGIC) | 1,000,000 | 1,080,720 |
| Orlando & Orange County Expressway Authority, Expressway Revenue 5%, 7/1/2013 (Insured; AMBAC) | 4,710,000 | 5,259,704 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Georgia–3.1%** | | |
| Atlanta, Water & Wastewater Revenue 5%, 11/1/2029 (Prerefunded 5/1/2009) | 1,435,000 [a] | 1,595,763 |
| Chatham County Hospital Authority (Memorial Health Medical Center) 6.125%, 1/1/2024 | 2,480,000 | 2,643,085 |
| DeKalb County, Water & Sewer Revenue 6.25%, 10/1/2005 | 1,000,000 | 1,050,780 |
| Fulton County, Water & Sewer Revenue 5.25%, 1/1/2035 (Insured; FGIC) | 5,000,000 [b] | 5,244,800 |
| Georgia: | | |
| 5.95%, 3/1/2008 | 3,650,000 | 4,088,511 |
| 5.40%, 11/1/2010 | 1,000,000 | 1,142,080 |
| 5.75%, 9/1/2011 | 3,460,000 | 4,025,433 |
| Georgia Municipal Electric Authority (Project One) 6%, 1/1/2006 | 1,275,000 | 1,343,812 |
| **Illinois–3.9%** | | |
| Chicago: | | |
| Gas Supply Revenue (Peoples Gas, Light & Coke) 4.75%, 3/1/2030 | 1,000,000 | 1,035,830 |
| SFMR 4.70%, 10/1/2017 (Collateralized; FNMA, GNMA) | 310,000 | 311,032 |
| Chicago Metropolitan Water Reclamation District (Chicago Capitol Improvement) 7.25%, 12/1/2012 | 8,500,000 | 10,858,920 |
| Du Page County Community High School District (Downers Grove) 5.50%, 12/1/2014 (Insured; FSA) | 1,000,000 | 1,115,660 |
| Illinois Health Facilities Authority, Revenue (Loyola University Health System) 5.75%, 7/1/2011 | 3,500,000 | 3,819,130 |
| Lake County Community Unitary School District (Waukegan) 5.625%, 12/1/2011 (Insured; FSA) | 3,150,000 | 3,549,546 |
| Regional Transportation Authority: | | |
| 7.75%, 6/1/2009 (Insured; FGIC) | 1,000,000 | 1,218,020 |
| 7.75%, 6/1/2010 (Insured; FGIC) | 1,620,000 | 2,019,346 |
| 7.75%, 6/1/2012 (Insured; FGIC) | 1,890,000 | 2,444,072 |
| **Iowa–.5%** | | |
| Muscatine, Electric Revenue 5.50%, 1/1/2011 (Insured; AMBAC) | 3,000,000 | 3,406,380 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Kansas–.9%** | | |
| Burlington, PCR (Kansas Gas & Electric Co. Project) 5.30%, 6/1/2031 (Insured; MBIA) | 2,000,000 | 2,103,560 |
| Wyandotte County/Kansas City, Unified Government PCR (General Motors Corporation Project) 6%, 6/1/2025 | 4,000,000 | 4,179,880 |
| **Kentucky–.7%** | | |
| Kentucky Property & Buildings Commission, Revenue 6%, 2/1/2014 (Prerefunded 2/1/2010) | 2,000,000 [a] | 2,313,540 |
| Kentucky Turnpike Authority, EDR (Revitalization's Projects): | | |
| 6.50%, 7/1/2007 | 1,000,000 | 1,122,000 |
| 5.50%, 7/1/2012 (Insured; AMBAC) | 1,250,000 | 1,437,013 |
| **Maine–.3%** | | |
| Maine Municipal Bond Bank 5.875%, 11/1/2013 (Insured; FSA) | 1,660,000 | 1,903,157 |
| **Maryland–.2%** | | |
| Maryland Health & Higher Educational Facilities Authority, Revenue (Johns Hopkins University) 5%, 7/1/2004 | 1,000,000 | 1,041,340 |
| **Massachusetts–3.9%** | | |
| Massachusetts Consolidated Loan: | | |
| 5.75%, 9/1/2013 (Prerefunded 9/1/2009) | 500,000 [a] | 570,840 |
| 5%, 8/1/2016 (Prerefunded 8/1/2014) | 3,000,000 [a] | 3,333,030 |
| 5.25%, 11/1/2030 (Prerefunded 11/1/2012) | 3,000,000 [a] | 3,355,950 |
| Massachusetts Development Finance Agency, Revenue (Comb Jewish Philanthropies) 4.75%, 2/1/2015 | 4,135,000 | 4,436,317 |
| Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue: | | |
| (Project Number 6): | | |
| 5%, 7/1/2006 (Insured; MBIA) | 4,250,000 | 4,494,460 |
| 5.25%, 7/1/2012 (Insured; MBIA) | 2,000,000 | 2,250,280 |
| (Stony Brook Intermediate) 4.50%, 7/1/2006 (Insured; MBIA) | 1,800,000 | 1,887,390 |
| **Massachusetts (continued)** | | |
| Massachusetts Port Authority, Revenue | | |
| 5.75%, 7/1/2010 | 1,325,000 | 1,509,096 |
| 6%, 7/1/2012 | 2,035,000 | 2,293,649 |
| Weston: | | |
| 5.625%, 3/1/2017 | 650,000 | 737,016 |
| 5.625%, 3/1/2018 | 665,000 | 754,024 |
| Worcester, Municipal Purpose Loan 5.75%, 10/1/2014 (Insured; MBIA) (Prerefunded 10/1/2005) | 1,000,000 [a] | 1,065,560 |
| **Michigan–.6%** | | |
| Fowlerville Community School District 6.50%, 5/1/2006 (Insured; MBIA) | 555,000 | 598,185 |
| Michigan Hospital Finance Authority, Revenue (Genesys Regional Medical Hospital) 5.50%, 10/1/2008 | 1,505,000 | 1,681,988 |
| Michigan Municipal Board Authority, Revenue (Drinking Water Revolving Fund) 5.50%, 10/1/2015 | 1,000,000 | 1,166,870 |
| Saint Johns Public Schools (School Bond Loan Fund) 6.50%, 5/1/2006 (Insured; FGIC) | 525,000 | 565,940 |
| **Minnesota–2.0%** | | |
| Cohasset, PCR (Collateral–Allete Inc. Project) 4.95%, 7/1/2022 | 9,000,000 | 9,114,840 |
| Minneapolis (Special School District No. 1) 5%, 2/1/2014 | 2,350,000 | 2,559,056 |
| Minnesota 5.40%, 8/1/2008 | 2,000,000 | 2,068,380 |
| **Mississippi–.3%** | | |
| Mississippi 5.50%, 12/1/2017 | 1,250,000 | 1,460,288 |
| Mississippi Higher Education Assistance Corporation, Student Loan Revenue 6.05%, 9/1/2007 | 140,000 | 140,288 |
| Mississippi University Educational Building Corp., Revenue 5.25%, 8/1/2016 (Insured; MBIA) | 400,000 | 453,308 |
| **Missouri–.9%** | | |
| Missouri Environmental Improvement & Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) 5.50%, 7/1/2014 | 1,250,000 | 1,449,650 |
| Missouri Highways & Transport Commission, Road Revenue: | | |
| 5.50%, 2/1/2010 | 2,000,000 | 2,264,760 |
| 5.50%, 2/1/2011 | 2,000,000 | 2,280,420 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Nebraska–1.1%** | | |
| Lincoln, Electric System Revenue 5%, 9/1/2026 | 5,000,000 | 5,129,350 |
| Municipal Energy Agency of Nebraska Power Supply System 5%, 4/1/2025 (Insured; FSA) | 2,000,000 | 2,064,000 |
| **Nevada–.3%** | | |
| Humboldt County, PCR (Sierra Pacific) 6.55%, 10/1/2013 (Insured; AMBAC) | 2,000,000 | 2,088,200 |
| **New Hampshire–.3%** | | |
| Nashua, Capital Improvement 5.50%, 7/15/2018 | 560,000 | 630,470 |
| New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014 | 1,000,000 | 1,078,650 |
| **New Jersey–3.6%** | | |
| Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue: | | |
| 6.85%, 12/1/2009 | 4,000,000 | 4,579,520 |
| 7%, 12/1/2009 | 1,000,000 | 1,140,210 |
| New Jersey 6%, 2/15/2011 | 1,000,000 | 1,163,580 |
| New Jersey Economic Development Authority: | | |
| School Facilities Construction Revenue 5.25%, 6/15/2018 (Insured; AMBAC) | 5,375,000 | 5,902,610 |
| Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) 5.875%, 5/1/2014 (Insured; FSA) (Prerefunded 5/1/2009) | 1,000,000 [a] | 1,140,890 |
| New Jersey Highway Authority, General Revenue (Garden State Parkway): | | |
| 5%, 1/1/2009 (Insured; FGIC) | 1,060,000 | 1,163,816 |
| 5%, 1/1/2010 (Insured; FGIC) | 1,110,000 | 1,228,715 |
| New Jersey Transit Corp., COP: | | |
| 5.50%, 9/15/2009 (Insured; AMBAC) | 5,000,000 | 5,602,050 |
| 6%, 9/15/2015 (Insured; AMBAC) (Prerefunded 9/15/2010) | 2,000,000 [a] | 2,339,960 |
| **New Mexico–.5%** | | |
| New Mexico Finance Authority, Revenue (Public Project Revolving Fund) 5.25%, 6/1/2017 (Insured; AMBAC) | 1,000,000 | 1,111,560 |
| **New Mexico (continued)** | | |
| New Mexico Highway Commission, Tax Revenue 6%, 6/15/2015 (Prerefunded 6/15/2010) | 2,000,000 [a] | 2,328,120 |
| **New York–10.7%** | | |
| Greece Central School District: | | |
| 6%, 6/15/2010 | 225,000 | 262,697 |
| 6%, 6/15/2011 | 950,000 | 1,119,290 |
| 6%, 6/15/2012 | 950,000 | 1,129,094 |
| 6%, 6/15/2013 | 950,000 | 1,136,001 |
| 6%, 6/15/2014 | 950,000 | 1,144,038 |
| 6%, 6/15/2015 | 950,000 | 1,148,978 |
| Long Island Power Authority, Electric System Revenue: | | |
| 5%, 6/1/2009 | 2,000,000 | 2,173,740 |
| 5%, 4/1/2010 (Insured; AMBAC) | 2,500,000 | 2,764,700 |
| Metropolitan Transportation Authority: | | |
| Commuter Facilities Revenue: | | |
| 5.50%, 7/1/2007 (Insured; AMBAC) | 1,000,000 | 1,096,640 |
| 5.50%, 7/1/2011 | 1,000,000 | 1,116,120 |
| (Grand Central Terminal) 5.70%, 7/1/2024 (Insured; FSA) (Prerefunded 7/1/2005) | 200,000 [a] | 209,048 |
| Service Contract Revenue 5.75%, 1/1/2018 | 1,500,000 | 1,744,620 |
| Transit Facilities Revenue 6.30%, 7/1/2007 (Insured; MBIA) | 5,250,000 | 5,872,493 |
| Municipal Assistance Corporation For the City of New York 6%, 7/1/2005 (Insured; AMBAC) | 100,000 | 103,842 |
| Nassau County, General Improvement 5.10%, 11/1/2013 (Insured; AMBAC) | 3,000,000 | 3,296,640 |
| New York City: | | |
| 7%, 8/1/2006 | 300,000 | 327,810 |
| 6%, 8/1/2008 (Prerefunded 9/3/2004) | 575,000 [a] | 583,775 |
| 6%, 4/15/2009 | 2,885,000 | 3,157,171 |
| 6%, 4/15/2009 (Prerefunded 4/15/2007) | 1,115,000 [a] | 1,240,460 |
| 5.50%, 8/1/2010 | 2,000,000 | 2,269,980 |
| 5.75%, 8/1/2012 | 545,000 | 596,590 |
| 5.75%, 8/1/2013 | 1,650,000 | 1,830,543 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **New York (continued)** | | |
| New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue: | | |
| 5.75%, 6/15/2026 (Insured; MBIA) (Prerefunded 6/15/2006) | 440,000 [a] | 475,851 |
| 5.75%, 6/15/2026 (Insured; MBIA) | 815,000 | 876,190 |
| New York City Transitional Finance Authority, Revenue | | |
| 5.50%, 11/1/2011 | 3,000,000 | 3,377,190 |
| 6.125%, 11/15/2014 (Prerefunded 5/15/2010) | 825,000 [a] | 974,284 |
| 6.125%, 11/15/2014 | 175,000 | 203,877 |
| 6.125%, 11/15/2015 (Prerefunded 5/15/2010) | 2,000,000 [a] | 2,361,900 |
| New York State Dorm Authority, Revenue: | | |
| (Consolidated City University System) 5.75%, 7/1/2018 (Insured; FSA) | 200,000 | 237,484 |
| (FIT Student Housing) 5.75%, 7/1/2006 (Insured; AMBAC) | 130,000 | 139,252 |
| (Mental Health Services Facilities): | | |
| 6%, 8/15/2005 | 15,000 | 15,642 |
| 6%, 8/15/2005 | 985,000 | 1,024,686 |
| (North Shore Long Island Jewish Group) 5%, 5/1/2018 | 2,900,000 | 2,989,291 |
| (Vassar College) 6%, 7/1/2005 | 250,000 | 259,330 |
| New York State Power Authority, General Purpose Revenue 7%, 1/1/2018 (Prerefunded 1/1/2010) | 300,000 [a] | 362,088 |
| New York State Thruway Authority: | | |
| (Highway & Bridge Trust Fund): | | |
| 5.50%, 4/1/2007 (Insured; FGIC) | 500,000 | 544,300 |
| 5.50%, 4/1/2013 (Insured; FGIC) | 1,000,000 | 1,138,660 |
| 6%, 4/1/2014 (Insured; FSA) (Prerefunded 4/1/2010) | 2,000,000 [a] | 2,344,040 |
| 6%, 4/1/2016 (Insured; FSA) ( Prerefunded 4/1/2010) | 1,000,000 [a] | 1,172,020 |
| (Second General Highway & Bridge Trust Fund) 5.25%, 4/1/2012 (Insured; AMBAC) | 5,000,000 | 5,658,200 |
| New York State Urban Development Corp., Revenue: | | |
| (Correctional Capital Facilities) 5%, 1/1/2011 | 5,000,000 | 5,415,100 |
| (Higher Education Technology Grants) 5.75%, 4/1/2015 (Insured; MBIA) | 500,000 | 521,775 |
| **New York (continued)** | | |
| Orange County 5.50%, 11/15/2007 | 250,000 | 276,620 |
| Port Authority of New York and New Jersey 5.50%, 10/15/2006 (Insured; MBIA) | 3,045,000 | 3,266,615 |
| Tobacco Settlement Financing Corp., Revenue (Asset Backed) 5.50%, 6/1/2019 | 5,000,000 | 5,492,650 |
| **North Carolina—4.9%** | | |
| Charlotte 5%, 4/1/2013 | 1,000,000 | 1,120,190 |
| Charlotte-Mecklenberg Hospital Authority, Health Care System Revenue 5.60%, 1/15/2011 | 1,000,000 | 1,066,750 |
| Concord, COP 5.50%, 6/1/2011 (Insured; MBIA) | 1,000,000 | 1,136,960 |
| Durham County 5.50%, 4/1/2010 | 1,000,000 | 1,138,360 |
| Guilford County, Public Improvement 5.10%, 10/1/2014 | 1,500,000 | 1,663,995 |
| Mecklenburg County: | | |
| 5.50%, 4/1/2011 | 1,195,000 | 1,369,554 |
| Public Improvement 4.75%, 4/1/2008 | 1,000,000 | 1,083,610 |
| North Carolina: | | |
| 5%, 2/1/2012 | 9,000,000 | 10,071,270 |
| Public Improvement 5%, 3/1/2012 | 5,000,000 | 5,597,650 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue 5.375%, 1/1/2016 | 1,500,000 | 1,605,870 |
| North Carolina Municipal Power Agency, Electric Revenue (No. 1 Catawba) 5%, 1/1/2005 | 1,000,000 | 1,011,080 |
| Raleigh Durham Airport Authority, Revenue 5.25%, 11/1/2013 (Insured; FGIC) | 2,890,000 | 3,215,009 |
| Wake County 5.75%, 2/1/2015 | 2,000,000 | 2,280,040 |
| Wake County Industrial Facilities & Pollution Control Financing Authority, Revenue (Carolina Power & Light Co.) 5.375%, 2/1/2017 | 1,000,000 | 1,077,220 |
| **Ohio—3.4%** | | |
| Akron, Sewer Systems Revenue 6%, 12/1/2014 | 500,000 | 575,800 |
| Butler County Transportation Improvement District 6%, 4/1/2011 (Insured; FSA) | 1,000,000 | 1,133,630 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio (continued)** | | |
| Columbus 6%, 6/15/2008 | 3,000,000 | 3,392,160 |
| Cuyahoga County, Revenue (Cleveland Clinic Health System): | | |
| 6%, 1/1/2015 | 2,265,000 | 2,571,205 |
| 6%, 1/1/2017 | 3,900,000 | 4,350,840 |
| Erie County, Hospital Facilities Revenue (Firelands Regional Medical Center) 4.50%, 8/15/2006 | 1,200,000 | 1,244,460 |
| Ohio Infrastructure Improvements 5.625%, 2/1/2009 | 1,000,000 | 1,124,450 |
| Ohio Building Authority: | | |
| (Adult Correction Building) 5.25%, 4/1/2013 | 2,000,000 | 2,200,280 |
| (Juvenile Correction Facilities) 5.50%, 4/1/2014 | 3,295,000 | 3,718,210 |
| (Sports Building Fund) 5.50%, 4/1/2014 | 1,945,000 | 2,194,816 |
| Toledo–Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project) 4.50%, 12/1/2015 | 900,000 | 924,363 |
| **Oklahoma–.2%** | | |
| Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2006 (Insured; MBIA) | 1,200,000 | 1,267,776 |
| Oklahoma Housing Finance Agency, SFMR 6.80%, 9/1/2016 | 165,000 | 166,330 |
| **Oregon–.8%** | | |
| Jackson County School District: | | |
| (Central Point) 5.75%, 6/15/2016 (Insured; FGIC) | 2,265,000 | 2,560,854 |
| (Eagle Point) 5.625%, 6/15/2014 | 1,500,000 | 1,707,060 |
| Portland Urban Renewal & Redevelopment (Convention Center) 5.75%, 6/15/2018 (Insured; AMBAC) | 1,150,000 | 1,304,480 |
| **Pennsylvania–2.6%** | | |
| Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center) 5.25%, 6/15/2015 | 1,620,000 | 1,728,540 |
| Chester County 5%, 11/15/2010 | 3,420,000 | 3,826,706 |
| Montgomery County Industrial Development Authority, PCR (Peco Energy Co. Project) 5.30%, 10/1/2004 | 2,500,000 | 2,505,925 |
| **Pennsylvania (continued)** | | |
| Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (University of Pennsylvania): | | |
| 5.35%, 1/1/2008 | 3,750,000 | 3,915,075 |
| 7%, 1/1/2008 | 1,800,000 | 1,842,858 |
| Scranton-Lackawanna Health & Welfare Authority Catholic Healthcare Revenue (Mercy Health) 5.10%, 1/1/2007 (Insured; MBIA) | 100,000 | 106,888 |
| State Public School Building Authority, College Revenue (Harrisburg Community College) 6.25%, 4/1/2008 (Insured; MBIA) | 795,000 | 899,328 |
| Swarthmore Borough Authority, College Revenue: | | |
| 5%, 9/15/2011 | 1,000,000 | 1,114,900 |
| 5%, 9/15/2012 | 1,400,000 | 1,563,058 |
| **Rhode Island–.2%** | | |
| Rhode Island Health & Educational Building Corp., Higher Educational Revenue (Providence College): | | |
| 4.50%, 11/1/2017 | 795,000 | 817,522 |
| 4.50%, 11/1/2018 | 500,000 | 510,715 |
| 5%, 11/1/2022 (Insured; XLCA) | 250,000 | 259,955 |
| **South Carolina–3.7%** | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner Tomorrow): | | |
| 5.25%, 12/1/2010 | 10,000,000 | 11,086,700 |
| 5.25%, 12/1/2011 | 5,650,000 | 6,269,579 |
| 5.875%, 12/1/2018 | 3,000,000 | 3,381,810 |
| 5%, 12/1/2024 | 1,000,000 | 1,019,970 |
| South Carolina Jobs-Economic Development Authority, Revenue: | | |
| Economic Development (Waste Management of South Carolina Inc.) 4.10%, 11/1/2004 | 1,000,000 | 1,002,730 |
| Hospital Facilities (Georgetown Memorial Hospital) 5.25%, 2/1/2021 | 1,250,000 | 1,298,375 |
| South Carolina School Facilities 5%, 1/1/2009 | 1,000,000 | 1,100,950 |
| **Tennessee–.1%** | | |
| Shelby County Health Educational & Housing Facilities Board, Revenue (St. Judes Children's Research) 5%, 7/1/2009 | 300,000 | 323,712 |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) | | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Texas−4.3%** | | | **Virginia (continued)** | | |
| Austin Independent School District 5.70%, 8/1/2011 | 1,530,000 | 1,635,126 | Louisa Industrial Development Authority, PCR (Virginia Electric & Power Co.) 5.25%, 12/1/2008 | 3,000,000 | 3,165,720 |
| Dallas Fort Worth, International Airport Revenue 5.50%, 11/1/2031 (Insured; FGIC) | 1,000,000 | 1,037,960 | Newport News Industrial Development Authority, Revenue (Advanced Shipbuilding Carrier) 5.50%, 9/1/2010 | 1,000,000 | 1,137,990 |
| Harris County, Toll Road Revenue 6%, 8/1/2009 (Insured; FGIC) | 5,150,000 | 5,907,256 | Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033 | 7,685,000 | 7,945,829 |
| Laredo Independent School District 6%, 8/1/2014 (Prerefunded 8/1/2009) | 1,000,000 [a] | 1,151,210 | Virginia Commonwealth Transportation Board (Federal Highway Reimbursement Notes) 5%, 9/27/2012 | 2,000,000 | 2,237,820 |
| Lewisville Independent School District Building Bonds: | | | **Washington−1.1%** | | |
| 7.50%, 8/15/2006 | 650,000 | 721,936 | Cowlitz County, Special Sewer Revenue (CSOB Wastewater Treatment) 5.50%, 11/1/2019 (Insured; FGIC) | 1,500,000 | 1,730,730 |
| 7.50%, 8/15/2007 | 600,000 | 693,306 | Seattle Municipal Light & Power, Revenue 5.50%, 12/1/2010 | 1,000,000 | 1,132,510 |
| Mission Consolidated Independent School District 5.875%, 2/15/2009 | 1,690,000 | 1,872,943 | Washington Public Power Supply System, Revenue (Nuclear Project Number 1): | | |
| North Forest Independent School District: | | | 6%, 7/1/2005 (Insured; AMBAC) | 3,000,000 | 3,111,690 |
| 5.25%, 8/15/2005 | 135,000 | 139,830 | 6%, 7/1/2006 (Insured; MBIA) | 500,000 | 537,645 |
| 5.25%, 8/15/2005 | 865,000 | 895,578 | 7%, 7/1/2008 | 380,000 | 443,711 |
| San Antonio Electric & Gas Revenue, General Improvement 5.90%, 2/1/2016 | 500,000 | 565,120 | 7%, 7/1/2008 | 620,000 | 720,000 |
| Texas Municipal Power Agency, Revenue 4.40%, 9/1/2011 (Insured; FGIC) | 4,000,000 | 4,177,520 | **Wisconsin−.2%** | | |
| Texas Public Finance Authority 5.50%, 10/1/2007 | 2,750,000 | 3,026,403 | Kenosha, Waterworks Revenue 5%, 12/1/2012 (Insured; FGIC) | 750,000 | 824,393 |
| University of Texas Permanent University Fund 5%, 7/1/2023 | 7,000,000 | 7,311,990 | Wisconsin Health & Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) 5.75%, 11/15/2007 (Insured; FSA) | 500,000 | 553,320 |
| **Utah−.8%** | | | **U. S. Related−6.1%** | | |
| Intermountain Power Agency, Power Supply Revenue: | | | Puerto Rico Commonwealth: | | |
| 6%, 7/1/2008 (Insured; MBIA) | 4,200,000 | 4,734,828 | 5%, 7/1/2008 (Insured; FGIC) | 10,000,000 | 10,994,600 |
| 6.25%, 7/1/2009 (Insured; FSA) | 750,000 | 866,723 | 6.25%, 7/1/2011 (Insured; MBIA) | 950,000 | 1,135,222 |
| **Vermont−.8%** | | | 5%, 7/1/2012 | 2,000,000 | 2,169,640 |
| Burlington, Electric Revenue: | | | 6%, 7/1/2013 | 1,500,000 | 1,675,860 |
| 6.25%, 7/1/2011 (Insured; MBIA) | 2,000,000 | 2,372,320 | 6.25%, 7/1/2013 (Insured; MBIA) | 1,380,000 | 1,678,439 |
| 6.25%, 7/1/2012 (Insured; MBIA) | 2,500,000 | 2,994,800 | Public Improvement 5%, 7/1/2027 (Prerefunded 7/1/2012) | 5,000,000 | 5,598,800 |
| **Virginia−3.2%** | | | | | |
| Chesterfield County Industrial Development Authority, PCR 5.875%, 6/1/2017 | 3,000,000 | 3,300,000 | | | |
| Fairfax County, Public Improvement 5%, 6/1/2007 | 4,000,000 | 4,327,360 | | | |

## Mellon National Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U. S. Related (continued)** | | |
| Puerto Rico Commonwealth Highway & Transportation Authority, Transportation Revenue: | | |
| 6.25%, 7/1/2009 (Insured; MBIA) | 150,000 | 174,674 |
| 5.875%, 7/1/2035 (Insured; MBIA) (Prerefunded 7/1/2010) | 1,405,000 [a] | 1,647,503 |
| 5.875%, 7/1/2035 (Insured; MBIA) | 2,595,000 | 2,939,434 |
| Puerto Rico Electric Power Authority, Power Revenue: | | |
| 6.50%, 7/1/2006 (Insured; MBIA) | 625,000 | 679,444 |
| 5.25%, 7/1/2015 (Insured; MBIA) | 2,000,000 | 2,294,740 |
| 5.25%, 7/1/2029 (Insured; FSA) | 2,000,000 | 2,097,460 |
| Puerto Rico Public Buildings Authority, Government Facility Revenue: | | |
| 6.25%, 7/1/2010 (Insured; AMBAC) | 750,000 | 886,335 |
| 5.50%, 7/1/2014 | 1,000,000 | 1,137,030 |
| 5.50%, 7/1/2015 | 1,000,000 | 1,141,640 |
| 5.50%, 7/1/2016 | 2,000,000 | 2,279,480 |
| 5.75%, 7/1/2017 | 1,945,000 | 2,265,828 |
| University of Puerto Rico, University Revenue 6.25%, 6/1/2008 (Insured; MBIA) | 750,000 | 855,878 |
| **Total Long-Term Municipal Investments** (cost $623,433,485) | | **664,302,018** |

### Short-Term Municipal Investments—3.1%

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Florida—.1%** | | |
| Jacksonville Health Facilities Authority, HR VRDN (Genesis Rehabilitation Hospital) 1.37% (LOC; Nationsbank) | 350,000 [d] | 350,000 |
| **Massachusetts—1.5%** | | |
| Massachusetts, VRDN (Central Artery) 1.35% | 6,030,000 [d] | 6,030,000 |
| **Massachusetts (continued)** | | |
| Massachusetts Health & Educational Facilities Authority, Revenue, VRDN (Capital Asset Program): | | |
| 1.34% (Insured MBIA) | 3,035,000 [d] | 3,035,000 |
| 1.36% (LOC; Bank One International Corp.) | 1,300,000 [d] | 1,300,000 |
| **Minnesota—.3%** | | |
| Arden Hills, Housing & Health Care Facilities Revenue, VRDN (Presbyterian Homes) 1.40% (LOC; U.S. Bank Trust, N.A.) | 2,100,000 [d] | 2,100,000 |
| **Nebraska—.5%** | | |
| Lancaster County Hospital Authority, VRDN: | | |
| Health Facilities Revenue (Immanuel Health System) 1.35% (LOC; La Salle National Bank) | 2,100,000 [d] | 2,100,000 |
| No. 1 Hospital Revenue (Bryan LGH Medical Center Project) 1.35% (Insured; AMBAC) | 1,200,000 [d] | 1,200,000 |
| **Tennessee—.5%** | | |
| Montgomery County Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee County Loan Pool) 1.37% (LOC; Bank of America National Trust) | 3,700,000 [d] | 3,700,000 |
| **Texas—.2%** | | |
| Harris County Health Facilities Development Corp., HR, VRDN (Texas Children's Hospital) 1.36% (Insured; AMBAC) | 1,200,000 [d] | 1,200,000 |
| **Total Short-Term Municipal Investments** (cost $21,015,000) | | **21,015,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $644,448,485) | **100.4%** | **685,317,018** |
| **Liabilities, Less Cash and Receivables** | **(.4%)** | **(2,415,860)** |
| **Net Assets** | **100.0%** | **682,901,158** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LR** | Lease Revenue |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance |
| **EDR** | Economic Development Revenue | | Insurance Corporation |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |
| **FNMA** | Federal National Mortgage Association | **RRR** | Resources Recovery Revenue |
| **FSA** | Financial Security Assurance | **SFMR** | Single Family Mortgage Revenue |
| **GNMA** | Government National Mortgage Association | **VRDN** | Variable Rate Demand Notes |
| **HR** | Hospital Revenue | **XLCA** | XL Capital Assurance |
| **LOC** | Letter of Credit | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 51.2 |
| AA | | Aa | | AA | 19.2 |
| A | | A | | A | 19.5 |
| BBB | | Baa | | BBB | 5.4 |
| F1 | | MIG1/P1 | | SP1/A1 | 3.1 |
| Not Rated [e] | | Not Rated [e] | | Not Rated [e] | 1.6 |
| | | | | | **100.0** |

[a] Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Purchased on a delayed delivery basis.

[c] Zero Coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.

[d] Securities payable on demand. Variable interest rate — subject to periodic change.

[e] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

August 31, 2004

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 8/31/2004 ($) |
|---|---|---|---|---|
| **Financial Futures Sold Short** | | | | |
| U.S. Treasury Futures 5 Year Note | 100 | 11,151,563 | September 2004 | (354,688) |
| U.S. Treasury Futures 10 Year Note | 200 | 22,693,750 | September 2004 | (1,153,906) |
| | | | | **(1,508,594)** |

*See notes to financial statements.*

STATEMENT OF INVESTMENTS
August 31, 2004

## Mellon National Short-Term Municipal Bond Fund

| Long-Term Municipal Investments—96.8% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| **Alabama—1.6%** | | | |
| State of Alabama 5.25%, 6/1/2007 | 1,205,000 | | 1,309,956 |
| Alabama Water Pollution Control Authority, Revolving Fund Loan 5.50%, 8/15/2007 (Insured; AMBAC) | 2,000,000 | | 2,194,820 |
| **Arizona—1.3%** | | | |
| Maricopa County Community College District 6.50, 7/1/2009 (Prerefunded 7/1/2006) | 1,510,000 | a | 1,655,609 |
| Tucson 5%, 7/1/2005 | 1,160,000 | | 1,194,011 |
| **California—8.0%** | | | |
| Agua Caliente Band of Cahuilla Indians, Revenue: | | | |
| 4%, 7/1/2006 | 400,000 | | 400,756 |
| 4.60%, 7/1/2008 | 800,000 | | 799,568 |
| State of California, Economic Recovery 5%, 7/1/2008 | 2,500,000 | | 2,736,125 |
| California Infrastructure and Economic Development Bank, Workers Compensation Relief Revenue 5%, 10/1/2009 (Insured; AMBAC) | 2,500,000 | | 2,774,500 |
| California Statewide Communities Development Authority, Revenue (Kaiser Permanente): | | | |
| 3.85%, 8/1/2006 | 1,000,000 | | 1,036,620 |
| 2.625%, 5/1/2008 | 2,000,000 | | 1,996,900 |
| California Department of Water Resources, Power Supply Revenue: | | | |
| 5%, 2/1/2008 | 1,000,000 | | 1,080,610 |
| 5.50%, 5/1/2008 | 3,500,000 | | 3,857,560 |
| Santa Clara Transitional Authority, Sales Tax Revenue 4%, 10/2/2006 | 3,000,000 | | 3,136,020 |
| **Colorado—1.9%** | | | |
| Colorado Health Facilities Authority, Revenue (Evangelical Lutheran Hospital) 3.75%, 6/1/2009 | 1,000,000 | | 1,005,630 |
| Denver City and County Board of Water Commissioners 5%, 9/1/2007 | 3,000,000 | | 3,254,490 |
| **Connecticut—1.5%** | | | |
| State of Connecticut: | | | |
| 4%, 12/15/2005 | 1,000,000 | | 1,031,610 |
| Airport Revenue 7.65%, 10/1/2012 (Insured; FGIC) (Prerefunded 10/1/2004) | 1,110,000 | a | 1,115,872 |
| **Connecticut (continued)** | | | |
| Mashantucket Western Pequot Tribe, Special 6.50%, 9/1/2006 | 495,000 | b | 541,580 |
| Mohegan Tribe of Indians, Gaming Authority Priority Distribution Payment Public Improvement 5%, 1/1/2008 | 600,000 | | 638,064 |
| **Florida—4.8%** | | | |
| Escambia County Health Facilities Authority, Revenue (Ascension Health Credit): | | | |
| 5%, 11/15/2006 | 1,000,000 | | 1,062,510 |
| 5%, 11/15/2007 | 400,000 | | 431,504 |
| Orlando Utilities Commission, Water and Electric Revenue 5%, 10/1/2006 | 1,000,000 | | 1,065,240 |
| Palm Beach County, Public Improvement Revenue (Convention Center Revenue) 5%, 11/1/2011 (Insured; FGIC) | 2,500,000 | | 2,737,100 |
| Pinellas County, Capital Improvement Revenue 4.50%, 1/1/2006 | 4,000,000 | | 4,151,520 |
| Saint Johns County Industrial Development Authority, IDR (Professional Golf Hall of Fame Project) 5.875%, 9/1/2023 (Insured; MBIA) (Prerefunded 9/1/2006) | 1,085,000 | a | 1,183,627 |
| **Georgia—2.0%** | | | |
| College Park Business and Industrial Development Authority, Revenue (Civic Center Project) 5.80%, 9/1/2005 (Insured; FSA) | 1,165,000 | | 1,215,223 |
| De Kalb County Development Authority, Revenue (Emory University Project) 5.375%, 11/1/2005 | 3,000,000 | | 3,133,920 |
| **Illinois—4.2%** | | | |
| Chicago, Sales Tax Revenue 5.375%, 1/1/2030 (Insured FGIC) (Prerefunded 1/1/2009) | 2,000,000 | a | 2,240,800 |
| Chicago Transit Authority, Capital Grant Receipt Revenue (Douglas Branch Reconstruction) 5%, 6/1/2007 (Insured; AMBAC) | 7,000,000 | | 7,174,510 |

## Mellon National Short-Term Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Indiana–.4%** | | |
| Indiana Development Finance Authority, SWDR (Waste Management Inc. Project) .70%, 10/1/2005 | 1,000,000 | 1,000,210 |
| **Kansas–1.4%** | | |
| Burlington, PCR (Kansas Gas and Electric Co. Project) 2.65%, 6/1/2006 | 2,500,000 | 2,530,350 |
| Crawford County Unified School District No. 250 6%, 9/1/2004 (Insured; FSA) | 565,000 | 565,000 |
| **Kentucky–1.7%** | | |
| Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.) 6.25%, 10/1/2012 | 1,000,000 | 1,086,190 |
| Logan/Todd Regional Water Commission, Revenue 4%, 2/1/2007 | 2,500,000 | 2,617,225 |
| **Maryland–1.7%** | | |
| Washington Suburban Sanitary District, Sewage Disposal 5%, 6/1/2006 | 3,500,000 | 3,702,020 |
| **Massachusetts–2.2%** | | |
| Massachusetts College Building Authority, Project Revenue 4%, 5/1/2006 | 535,000 | 554,399 |
| Massachusetts Health and Educational Facilities Authority, Revenue: | | |
| (Boston College) 5%, 6/1/2007 | 1,000,000 | 1,076,820 |
| (Springfield College) 4%, 10/15/2007 | 1,220,000 | 1,278,389 |
| Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies) 3.50%, 2/1/2008 | 1,880,000 | 1,925,101 |
| **Michigan–3.0%** | | |
| State of Michigan (Environmental Project) 5%, 5/1/2009 | 2,000,000 | 2,206,360 |
| Michigan Building Authority, Revenue (Facilities Program) 5.50%, 10/15/2006 | 1,250,000 | 1,347,125 |
| Michigan Hospital Finance Authority, Revenue (Oakwood Obligated Group) 5%, 11/1/2007 | 1,000,000 | 1,057,310 |
| **Michigan (continued)** | | |
| Michigan Municipal Bond Authority, Revenue (Clean Water State Revolving Fund): | | |
| 4.50%, 10/1/2006 | 1,000,000 | 1,055,900 |
| 5%, 10/1/2006 | 1,000,000 | 1,066,080 |
| **Minnesota–1.2%** | | |
| State of Minnesota 5%, 10/1/2006 | 2,000,000 | 2,132,600 |
| Willmar Independent School District No. 347 5.15%, 2/1/2009 | 400,000 | 417,852 |
| **Mississippi–1.4%** | | |
| State of Mississippi, Highway Revenue, Four Lane Highway Program 5.25%, 6/1/2006 | 3,000,000 | 3,182,850 |
| **Missouri–3.0%** | | |
| Missouri, Water Pollution Control 4%, 10/1/2007 | 3,000,000 | 3,175,260 |
| Missouri Board of Public Buildings, State Office Building Special Obligation 5.50%, 5/1/2005 | 3,365,000 | 3,456,494 |
| **Nebraska–1.1%** | | |
| Omaha Public Power District, Electric Revenue 4.50%, 2/1/2009 | 2,200,000 | 2,367,398 |
| **Nevada–.9%** | | |
| Clarke County, PCR (Southern California Edison Co.) 3.25%, 3/2/2009 | 2,000,000 | 1,984,100 |
| **New Hampshire–.5%** | | |
| State of New Hampshire 4%, 7/15/2005 | 1,000,000 | 1,022,070 |
| **New Jersey–3.9%** | | |
| New Jersey Economic Development Authority: | | |
| Exempt Facilities Revenue (Waste Management of New Jersey Inc. Project) 4%, 11/1/2004 | 2,800,000 | 2,807,252 |
| School Facilities Construction 5%, 9/1/2007 | 1,000,000 | 1,080,740 |
| New Jersey Transit Corp., Capital Grant Anticipation Notes 5.50%, 2/1/2005 (Insured; AMBAC) | 2,500,000 | 2,542,625 |
| New Jersey Transportation Trust Fund Authority 5%, 12/15/2006 | 1,000,000 | 1,066,600 |

## Mellon National Short-Term Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **New Jersey (continued)** | | |
| University of Medicine and Dentistry, COP 6.75%, 12/1/2009 (Insured; MBIA) | 1,220,000 | 1,225,331 |
| **New York—5.8%** | | |
| Metropolitan Transportation Authority, Service Contract 5%, 1/1/2006 | 1,425,000 | 1,485,064 |
| Municipal Assistance Corp. for the City of New York 5.25%, 7/1/2006 | 1,415,000 | 1,507,782 |
| New York City 5.25%, 11/15/2007 | 2,095,000 | 2,280,659 |
| New York City Transitional Finance Authority, Revenue (New York City Recovery) 5%, 11/1/2006 | 1,250,000 | 1,333,525 |
| New York State Dormitory Authority, Revenue (Lutheran Medical Center) 4%, 8/1/2007 (Insured; MBIA) | 1,000,000 | 1,052,040 |
| New York State Thruway Authority, Service Contract Revenue, Local Highway and Bridge 5%, 4/1/2006 | 1,000,000 | 1,048,510 |
| Tobacco Settlement Financing Corp. 5.50%, 6/1/2009 | 4,000,000 | 4,117,120 |
| **North Carolina—2.9%** | | |
| Guilford County 4%, 10/1/2020 | 2,000,000 | 2,111,080 |
| State of North Carolina, Public Improvement 5%, 3/1/2006 | 1,000,000 | 1,050,030 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue 5%, 1/1/2007 | 655,000 | 691,032 |
| North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue 5%, 1/1/2005 | 500,000 | 505,540 |
| Wake County, Public Improvement 5%, 4/1/2006 | 2,000,000 | 2,105,060 |
| **Ohio—2.7%** | | |
| Ohio Higher Education Capital Facilities: | | |
| 5.25%, 5/1/2005 | 2,500,000 | 2,563,675 |
| 5.25%, 5/1/2006 | 1,000,000 | 1,058,220 |
| Ohio Building Authority, State Facilities, Adult Correctional 5.75%, 4/1/2005 | 2,250,000 | 2,306,565 |
| **Oklahoma—1.8%** | | |
| Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue 5%, 6/1/2005 (Insured; MBIA) | 1,700,000 | 1,745,407 |
| **Oklahoma (continued)** | | |
| Tulsa 4%, 5/1/2007 | 2,200,000 | 2,315,368 |
| **Pennsylvania—8.6%** | | |
| Berks County 5.50%, 11/15/2005 (Insured; AMBAC) | 1,835,000 | 1,922,089 |
| Dauphin County 5.25%, 9/1/2009 (Insured; FSA) | 1,295,000 | 1,432,542 |
| Delaware County Industrial Development Authority, PCR (Peco Energy Co.) 5.20%, 10/1/2004 | 1,000,000 | 1,002,450 |
| Greater Latrobe School Authority, School Building Revenue 4%, 10/1/2007 (Insured; FGIC) | 2,000,000 | 2,113,780 |
| Lehigh County Industrial Development Center, PCR (Peoples Electric Utility Corp.) 3.125%, 11/1/2008 (Insured; AMBAC) | 1,250,000 | 1,279,113 |
| Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project) 3.30%, 10/1/2008 | 2,400,000 | 2,409,072 |
| State of Pennsylvania: | | |
| 5.125%, 9/15/2006 (Insured; AMBAC) | 1,175,000 | 1,254,665 |
| 5%, 10/1/2007 (Insured; FGIC) | 1,000,000 | 1,087,220 |
| 5%, 10/1/2008 (Insured; FGIC) | 1,000,000 | 1,099,110 |
| Pennsylvania Industrial Development Authority, EDR 7%, 7/1/2007 (Insured; AMBAC) | 440,000 | 498,533 |
| Philadelphia, Gas Works Revenue 5%, 8/1/2007 (Insured; FSA) | 1,555,000 | 1,676,321 |
| Pittsburgh 5%, 3/1/2008 (Insured; FGIC) | 2,000,000 | 2,063,440 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Healthcare System) 5.50%, 12/1/2004 | 1,310,000 | 1,321,751 |
| **South Carolina—.5%** | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 5%, 12/1/2007 | 1,000,000 | 1,079,160 |
| **Tennessee—.9%** | | |
| Humphreys Industrial Development Board, SWDR (E.I. duPont deNemours and Co. Project) 6.70%, 10/1/2007 | 2,000,000 | 2,046,820 |

## Mellon National Short-Term Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) | | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Texas−10.5%** | | | **Washington−2.0%** | | |
| Dallas Civic Center, Improvement 4.80%, 8/15/2011 (Insured; MBIA) | 3,050,000 | 3,304,065 | Washington Public Power Supply System, Revenue: | | |
| Dallas, Waterworks and Sewage System Revenue 5%, 10/1/2007 | 1,000,000 | 1,085,660 | (Nuclear Project No. 1) 6%, 7/1/2005 (Insured; AMBAC) | 2,000,000 | 2,074,460 |
| Houston, Public Improvement 5%, 3/1/2005 (Insured; MBIA) | 1,360,000 | 1,384,398 | (Nuclear Project No. 3) 6%, 7/1/2007 (Insured; AMBAC) | 2,050,000 | 2,268,428 |
| Killeen Independent School District 4.50%, 2/15/2007 (Guaranteed; Public School Fund) | 500,000 | 530,050 | **West Virginia−.5%** | | |
| | | | West Virginia Higher Education Policy Commission Revenue (University Facilities) 5%, 4/1/2005 (Insured; MBIA) | 1,000,000 | 1,020,920 |
| North Texas Thruway Authority, Dallas North Thruway System Revenue 5%, 7/1/2008 (Insured; AMBAC) | 2,000,000 | 2,175,880 | **Wisconsin−.4%** | | |
| Tarrant Regional Water District, Water Revenue 4.50%, 3/1/2006 (Insured; FSA) | 1,000,000 | 1,041,330 | Franklin, SWDR (Waste Management Co.) 2.50%, 5/1/2005 | 1,000,000 | 999,580 |
| Texas A & M University, Financing System Revenues 5.625%, 5/15/2016 (Insured; AMBAC) (Prerefunded 5/15/2006) | 2,500,000 [a] | 2,664,200 | **Wyoming-.9%** | | |
| | | | Uinta County, PCR (Amoco Project) 2.25%, 7/1/2007 | 2,000,000 | 2,000,680 |
| Texas Public Finance Authority 5.75%, 10/1/2014 | 4,000,000 | 4,328,000 | **U.S. Related− 5.7%** | | |
| Texas Turnpike Authority, Central Texas Turnpike System Revenue 5%, 6/1/2007 | 2,500,000 | 2,694,125 | Commonwealth of Puerto Rico: 5%, 7/1/2008 (Insured; FGIC) | 1,500,000 | 1,649,190 |
| | | | Public Improvement 5.375%, 7/1/2025 (Insured; FSA) (Prerefunded 7/1/2007) | 1,000,000 [a] | 1,094,370 |
| Trinity River Authority, Regional Wastewater System Revenue 5%, 8/1/2005 (Insured; MBIA) | 4,000,000 | 4,127,240 | Puerto Rico Electric Power Authority, Revenue 4%, 7/1/2008 | 500,000 | 526,490 |
| **Utah−2.7%** | | | Puerto Rico Highway and Transportation Authority, Highway Revenue: | | |
| Intermountain Power Agency, Power Supply Revenue 4.50%, 7/1/2007 (Insured; AMBAC) | 2,500,000 | 2,666,625 | 5%, 7/1/2005 | 2,500,000 | 2,571,925 |
| | | | 5%, 7/1/2006 | 2,500,000 | 2,641,250 |
| Jordan School District (Local School Board Program) 5.25%, 6/15/2007 | 3,000,000 | 3,262,590 | Puerto Rico Municipal Finance Agency 4%, 8/1/2006 (Insured; FSA) | 1,355,000 | 1,415,555 |
| State of Utah 5.50%, 7/1/2005 (Prerefunded 7/1/2005) | 85,000 [a] | 87,879 | Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 7/1/2007 | 2,500,000 | 2,647,124 |
| **Virginia−3.2%** | | | **Total Long-Term Municipal Investments** (cost $203,527,762) | | **214,571,504** |
| Alexandria, Capital Improvement 5%, 6/1/2007 | 3,625,000 | 3,927,071 | | | |
| Hampton, Public Improvement 4%, 8/1/2005 | 1,000,000 | 1,023,290 | **Short-Term Municipal Investments−1.9%** | | |
| | | | **Florida−.2%** | | |
| Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008 | 2,000,000 | 2,110,480 | Jacksonville Health Facilities Authority, HR, VRDN (Genesis Rehabilitation Hospital) 1.35% (LOC; NationsBank) | 400,000 [b] | 400,000 |

## Mellon National Short-Term Municipal Bond Fund (continued)

| Short-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Missouri—.9%** | | |
| Missouri Development Finance, Board LR, VRDN (Missouri Association of Municipal Utilities Lease Financing Program) 1.40% (LOC; U.S. Bank National Association) | 300,000 c | 300,000 |
| Missouri Health and Educational Facilities Authority, Educational Facilities Revenue, VRDN (Southwest Baptist University Project) 1.40% (LOC; Bank of America) | 1,750,000 c | 1,750,000 |
| **Pennsylvania—.5%** | | |
| Philadelphia Hospitals and Higher Education Facilities Authority, Hospital Revenue, VRDN (Children's Hospital Project) 1.35% (SBPA; JPMorgan Chase Bank) | 1,100,000 c | 1,100,000 |
| **Tennessee—.1%** | | |
| Montgomery County Public Building Authority, Pooled Financing Revenue, VRDN (Tennessee County Loan Pool)) 1.35% (LOC: Bank of America National Trust) | 200,000 c | 200,000 |
| **Texas—.2%** | | |
| Harris County Health Facilities Development Corp., HR, VRDN (Texas Children's Hospital) 1.35% (SBPA; JPMorgan Chase Bank) | 400,000 c | 400,000 |
| **Total Short-Term Municipal Investments** (cost $12,925,000) | | **4,150,000** |
| **Total Investments** (cost $216,452,762) | **98.7%** | **218,721,504** |
| **Cash and Receivables (Net)** | **1.3%** | **2,972,968** |
| **Net Assets** | **100.0%** | **221,694,472** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LR** | Lease Revenue |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **EDR** | Economic Development Revenue | | |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |
| **FSA** | Financial Security Assurance | **SBPA** | Standby Bond Purchase Agreement |
| **HR** | Hospital Revenue | **SWDR** | Solid Waste Disposal Revenue |
| **IDR** | Industrial Development Revenue | **VRDN** | Variable Rate Demand Notes |
| **LOC** | Letter of Credit | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 50.2 |
| AA | | Aa | | AA | 28.5 |
| A | | A | | A | 12.3 |
| BBB | | Baa | | BBB | 5.5 |
| F1 | | Mig1 | | SP1 | 2.6 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | .9 |
| | | | | | **100.0** |

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2004, this security amounted to $541,580 or .2% of net assets.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

## Mellon Pennsylvania Intermediate Municipal Bond Fund

| Long-Term Municipal Investments—97.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Arizona—.2%** | | |
| University Medical Center Corp., HR 5.25%, 7/1/2015 | 1,160,000 | 1,234,136 |
| **California—3.9%** | | |
| Agua Caliente Band Cahuilla Indians, Revenue 6%, 7/1/2018 | 1,500,000 | 1,499,580 |
| Alameda Corridor Transportation Authority, Revenue 0/5.25%, 10/1/2021 (Insured; AMBAC) | 2,000,000 [a] | 1,391,400 |
| California: | | |
| 5.25%, 11/1/2017 | 2,500,000 | 2,734,700 |
| 5.50%, 6/1/2020 | 2,000,000 | 2,190,340 |
| 5%, 2/1/2033 | 6,300,000 | 6,349,140 |
| Economic Recovery 5%, 7/1/2017 | 3,500,000 | 3,729,880 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue: | | |
| 0/5.875%, 1/15/2027 (Insured; MBIA) | 6,000,000 [a] | 5,071,140 |
| 0/5.875%, 1/15/2029 (Insured; MBIA) | 2,000,000 [a] | 1,675,740 |
| 5.75%, 1/15/2040 | 2,000,000 | 2,012,380 |
| **Colorado—.6%** | | |
| Northwest Parkway Public Highway Authority, Senior Revenue 0/5.70%, 6/15/2021 (Insured; AMBAC) | 5,000,000 [a] | 3,900,600 |
| **Connecticut—.6%** | | |
| Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment, Public Improvement Bonds: | | |
| 6.25%, 1/1/2021 | 2,500,000 | 2,716,400 |
| 5.125%, 1/1/2023 | 1,350,000 | 1,354,874 |
| **Florida—1.7%** | | |
| Capital Trust Agency, Revenue (Seminole Tribe of Florida Convention and Resort Hotel Facilities): | | |
| 8.95%, 10/1/2033 | 1,250,000 | 1,451,562 |
| 10%, 10/1/2033 | 8,500,000 | 10,179,770 |
| **Illinois—.3%** | | |
| Illinois Educational Facilities Authority (University of Chicago) 5.25%, 7/1/2011 | 1,960,000 | 2,167,152 |
| **Kentucky—.3%** | | |
| Kentucky Property and Buildings Commission, Revenue (Project Number 68) 5.75%, 10/1/2010 | 1,500,000 | 1,731,375 |
| **Massachusetts—.4%** | | |
| Massachusetts Water Pollution Abatement Trust (Pool Program Bonds) 5%, 8/1/2032 | 3,000,000 | 3,042,750 |
| **Michigan—.3%** | | |
| Detroit City School District 5.25%, 5/1/2017 (Insured; FGIC) | 2,000,000 | 2,273,120 |
| **Missouri—.2%** | | |
| Missouri Housing Development Commission, SFMR 6.40%, 9/1/2029 | 1,160,000 | 1,187,805 |
| **New Hampshire—.2%** | | |
| New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) 5.375%, 5/1/2014 | 1,015,000 | 1,094,830 |
| **New York—1.6%** | | |
| New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.50%/14%, 11/1/2026 | 4,000,000 [b] | 4,502,920 |
| New York State Dormitory Authority, Revenue: | | |
| (Mental Health Services Facilities): | | |
| 6%, 8/15/2007 (Prerefunded 2/15/2007) | 20,000 [c] | 22,301 |
| 6%, 8/15/2007 | 2,480,000 | 2,739,284 |
| (North Shore Long Island Jewish Group) 5%, 5/1/2018 | 2,000,000 | 2,061,580 |
| (School Program) 5.25%, 7/1/2011 | 1,200,000 | 1,308,036 |
| **North Carolina—.5%** | | |
| North Carolina Eastern Municipal Power Agency, Power System, Revenue: | | |
| 5.30%, 1/1/2015 | 1,500,000 | 1,606,740 |
| 5.125%, 1/1/2023 | 1,500,000 | 1,527,390 |
| **Ohio—.8%** | | |
| Cuyahoga County, Revenue (Cleveland Clinic Health System) 6%, 1/1/2016 | 5,000,000 | 5,632,600 |
| **Pennsylvania—72.7%** | | |
| Allegheny County: | | |
| 5.75%, 12/1/2004 | 600,000 | 606,708 |
| 5.80%, 9/15/2009 (Insured; MBIA) (Prerefunded 9/15/2004) | 10,000 [c] | 10,018 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Allegheny County Hospital Development Authority, Revenue: | | |
| (Pittsburgh Mercy Health System) | | |
| 5.60%, 8/15/2006 (Insured; AMBAC) | 2,135,000 | 2,290,193 |
| (University of Pittsburgh Medical Center): | | |
| 4.95%, 12/1/2007 (Insured; MBIA) | 690,000 | 726,052 |
| 5.15%, 12/1/2009 (Insured; MBIA) | 750,000 | 784,395 |
| 5%, 6/15/2014 | 9,720,000 | 10,210,763 |
| Allegheny County Industrial Development Authority, PCR 4.35%, 12/1/2013 (Insured; AMBAC) | 1,000,000 | 1,049,280 |
| Allegheny County Port Authority, Special Transportation Revenue: | | |
| 5.50%, 6/1/2008 (Insured; MBIA) | 4,000,000 | 4,443,800 |
| 5.375%, 3/1/2011 (Insured; FGIC) | 2,500,000 | 2,831,725 |
| 5.50%, 3/1/2014 (Insured; FGIC) | 2,500,000 | 2,833,800 |
| 5.50%, 3/1/2016 (Insured; FGIC) | 1,360,000 | 1,526,423 |
| 6%, 3/1/2019 (Insured; MBIA) (Prerefunded 3/1/2009) | 5,000,000 c | 5,754,950 |
| Athens Area School District 4.75%, 4/15/2011 (Insured; FGIC) | 1,740,000 | 1,908,554 |
| Bethlehem Area School District 5.50%, 9/1/2007 (Insured; FGIC) | 4,000,000 | 4,399,680 |
| Blair County: | | |
| 5.375%, 8/1/2015 (Insured; AMBAC) | 1,880,000 | 2,163,391 |
| 5.375%, 8/1/2016 (Insured; AMBAC) | 1,980,000 | 2,279,653 |
| Bucks County Community College Authority, College Building Revenue 5.70%, 6/15/2007 | 1,205,000 | 1,325,452 |
| Bucks County Technical School Authority, School Revenue: | | |
| 5.10%, 8/15/2008 (Insured; AMBAC) | 1,000,000 | 1,045,750 |
| 5.40%, 8/15/2011 (Insured; AMBAC) | 1,500,000 | 1,575,000 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Carlisle Area School District 5%, 3/1/2012 (Insured; MBIA) | 1,295,000 | 1,442,488 |
| Central York School District: | | |
| 5%, 6/1/2012 (Insured; FGIC) | 2,305,000 | 2,570,075 |
| 5.50%, 6/1/2014 (Insured; FGIC) | 1,000,000 | 1,140,940 |
| Coatesville Area School District 5.25%, 8/15/2019 (Insured; FSA) | 8,000,000 | 8,838,640 |
| Conestoga Valley School District: | | |
| 5%, 5/1/2010 (Insured; FGIC) | 2,070,000 | 2,296,147 |
| 5%, 5/1/2011 (Insured; FGIC) | 1,500,000 | 1,668,015 |
| Conrad Weiser Area School District: | | |
| 6.05%, 12/15/2004 (Insured; MBIA) | 980,000 | 993,436 |
| 5.20%, 12/15/2010 (Insured; MBIA) | 1,000,000 | 1,056,470 |
| 5.25%, 12/15/2014 (Insured; MBIA) | 3,890,000 | 4,113,364 |
| Cumberland County Municipal Authority, College Revenue: | | |
| (Dickerson College): | | |
| 5.25%, 11/1/2008 (Insured; AMBAC) | 1,000,000 | 1,108,890 |
| 5.25%, 11/1/2009 (Insured; AMBAC) | 1,170,000 | 1,308,809 |
| (Messiah College) | | |
| 5.50%, 10/1/2006 (Insured; AMBAC) | 5,760,000 | 5,999,213 |
| Delaware County 5.50%, 10/1/2015 | 280,000 | 290,640 |
| Delaware County Authority, College Revenue (Haverford College): | | |
| 5.875%, 11/15/2021 | 1,500,000 | 1,719,570 |
| 5.75%, 11/15/2025 | 3,000,000 | 3,320,400 |
| Delaware County Regional Water Quality Control Authority, Sewer Revenue 4.75%, 5/1/2010 (Insured; FGIC) | 1,945,000 | 2,132,245 |
| Downingtown Area School District: | | |
| 5.25%, 2/1/2008 | 4,870,000 | 5,335,669 |
| 5.375%, 2/1/2009 | 5,020,000 | 5,597,149 |
| Erie County 5.375%, 9/1/2016 (Insured; MBIA) | 2,445,000 | 2,747,129 |
| Exeter Township School District 5.15%, 5/15/2010 (Insured; FGIC) | 2,500,000 | 2,633,175 |
| Fleetwood Area School District 5%, 4/1/2011 (Insured; FGIC) | 1,500,000 | 1,667,085 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Harrisburg Authority, Resource Recovery Facility Revenue 5%, 12/1/2033 (Insured; FSA) | 4,000,000 | 4,393,760 |
| Harrisburg Authority, School Revenue, Harrisburg Project: | | |
| 5%, 4/1/2008 (Insured; FGIC) | 1,000,000 | 1,089,640 |
| 5%, 4/1/2010 (Insured; FGIC) | 2,500,000 | 2,770,800 |
| Hazleton Area School District: | | |
| 6.50%, 3/1/2007 (Insured; FSA) | 1,000,000 | 1,109,770 |
| 6.50%, 3/1/2008 (Insured; FSA) | 1,300,000 | 1,477,996 |
| Hazleton City Authority, Water Revenue 5.75%, 4/1/2006 (Insured; FGIC) | 570,000 | 606,229 |
| Kennett Consolidated School District, GO 5.50%, 2/15/2015 (Insured; FGIC) | 1,310,000 | 1,476,029 |
| Lancaster County Solid Waste Management Authority, RRR: | | |
| 5.25%, 12/15/2008 (Insured; AMBAC) | 3,940,000 | 4,290,266 |
| 5.25%, 12/15/2009 (Insured; AMBAC) | 4,230,000 | 4,625,378 |
| 5.25%, 12/15/2010 (Insured; AMBAC) | 2,000,000 | 2,187,780 |
| Lancaster County Vocational-Technical School Authority, LR: | | |
| 5.25%, 2/15/2009 (Insured; FGIC) | 1,000,000 | 1,109,460 |
| 5.25%, 2/15/2010 (Insured; FGIC) | 1,500,000 | 1,679,070 |
| Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College) 5.25%, 4/15/2016 | 1,815,000 | 1,981,762 |
| Leigh County General Purpose Authority,Revenues (Good Shepherd Group) 5.25%, 11/1/2014 | 3,255,000 | 3,482,948 |
| Lower Merion School District 5%, 5/15/2029 | 11,975,000 | 12,267,070 |
| Montgomery County: | | |
| 5%, 9/15/2010 | 1,165,000 | 1,301,258 |
| 5%, 9/15/2011 | 2,155,000 | 2,411,251 |
| Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) 5%, 6/1/2007 (Insured; AMBAC) | 2,940,000 | 3,163,793 |
| **Pennsylvania (continued)** | | |
| Montgomery County Industrial Development Authority, PCR (Peco Energy Co. Project) 5.20%, 10/1/2030 | 2,500,000 | 2,506,125 |
| Muhlenberg School District 5.375%, 4/1/2015 (Insured; FGIC) | 1,000,000 | 1,118,190 |
| North Pennsylvania School District Authority, School Revenue (Mongomery and Bucks County) 6.20%, 3/1/2007 | 860,000 | 920,381 |
| North Wales Water Authority, Water Revenue 5.40%, 11/1/2010 (Insured; FGIC) | 1,000,000 | 1,042,430 |
| Northampton County Higher Education Authority, Revenue (Lehigh University) 5.50%, 11/15/2011 | 2,500,000 | 2,870,400 |
| Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College): | | |
| 5.25%, 8/15/2006 (Insured; MBIA) | 1,115,000 | 1,189,939 |
| 5.25%, 8/15/2007 (Insured; MBIA) | 1,170,000 | 1,277,043 |
| Northwestern Lehigh School District: | | |
| 5%, 3/15/2008 (Insured; FSA) | 1,190,000 | 1,295,791 |
| 5%, 3/15/2009 (Insured; FSA) | 1,190,000 | 1,309,060 |
| 5%, 3/15/2010 (Insured; FSA) | 1,245,000 | 1,379,286 |
| Owen J. Roberts School District, GO 5.50%, 8/15/2018 (Insured; FSA) | 1,440,000 | 1,622,059 |
| Parkland School District: | | |
| 5.25%, 9/1/2011 (Insured; FGIC) | 2,220,000 | 2,509,044 |
| 5.375%, 9/1/2014 (Insured; FGIC) | 3,110,000 | 3,566,766 |
| 5.375%, 9/1/2016 (Insured; FGIC) | 1,490,000 | 1,716,793 |
| Penn Manor School District: | | |
| 5.20%, 6/1/2012 (Insured; FGIC) (Prerefunded 6/1/2006) | 355,000 [c] | 376,165 |
| 5.20%, 6/1/2012 (Insured; FGIC) | 395,000 | 416,879 |
| Pennsylvania: | | |
| 5.375%, 5/15/2009 (Insured; FGIC) (Prerefunded 5/15/2006) | 3,000,000 [c] | 3,227,130 |
| 5.25%, 10/15/2009 | 10,000,000 | 11,186,000 |
| 5.25%, 10/15/2010 | 10,000,000 | 11,288,900 |
| 5.25%, 2/1/2011 | 7,850,000 | 8,832,349 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Pennsylvania (continued): | | |
| 6%, 1/15/2012 | | |
| (Prerefunded 1/15/2010) | 2,500,000 [c] | 2,911,075 |
| 5.25%, 2/1/2012 | | |
| (Insured; FGIC) | 1,000,000 | 1,131,900 |
| Pennsylvania Higher Educational Facilities Authority, Revenue: | | |
| (Lafayette College Project) | | |
| 6%, 5/1/2030 | 5,000,000 | 5,637,200 |
| (La Salle University) | | |
| 5.50%, 5/1/2034 | 2,250,000 | 2,280,758 |
| (State Systems) | | |
| 5.75%, 6/15/2010 | | |
| (Insured; AMBAC) | 3,045,000 | 3,490,301 |
| (State Systems Higher Education): | | |
| 5%, 6/15/2009 | | |
| (Insured; AMBAC) | 2,665,000 | 2,941,041 |
| 5%, 6/15/2010 | | |
| (Insured; AMBAC) | 2,785,000 | 3,092,937 |
| 5%, 6/15/2011 | | |
| (Insured; AMBAC) | 2,935,000 | 3,266,303 |
| (Temple University) | | |
| 5.25%, 4/1/2014 | | |
| (Insured; MBIA) | 2,500,000 | 2,752,075 |
| (University of Scranton) | | |
| 5.75%, 11/1/2016 | | |
| (Insured; AMBAC) | 1,690,000 | 1,922,882 |
| (UPMC Health System): | | |
| 5%, 1/15/2010 | 1,630,000 | 1,751,370 |
| 5.125%, 1/15/2011 | 1,550,000 | 1,672,016 |
| 5.25%, 8/1/2012 | | |
| (Insured; FSA) | 3,000,000 | 3,325,740 |
| 6%, 1/15/2022 | 2,500,000 | 2,662,225 |
| College and University: | | |
| (Allegheny College Project) | | |
| 6.10%, 11/1/2008 | | |
| (Insured; MBIA) | 2,150,000 | 2,201,213 |
| (Bryn Mawr College) | | |
| 5.25%, 12/1/2012 | | |
| (Insured; AMBAC) | 3,000,000 | 3,406,110 |
| (College of Pharmacy and Science) 5.35%, 11/1/2011 | | |
| (Insured; MBIA) | 2,000,000 | 2,111,220 |
| (Drexel University): | | |
| 5.50%, 5/1/2007 | | |
| (Insured; MBIA) | 1,275,000 | 1,391,293 |
| 5.30%, 5/1/2010 | | |
| (Insured; MBIA) | 3,910,000 | 4,291,929 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Pennsylvania Higher Educational Facilities Authority, Revenue: | | |
| College and University (continued): | | |
| (University of Pennsylvania): | | |
| 5.30%, 9/1/2006 | 1,000,000 | 1,035,050 |
| 5.40%, 9/1/2007 | 2,000,000 | 2,074,180 |
| Health Services | | |
| (University of Pennsylvania): | | |
| 5.60%, 1/1/2005 | 2,750,000 | 2,785,915 |
| 5.80%, 1/1/2007 | 2,000,000 | 2,045,480 |
| 6%, 1/1/2010 | 3,000,000 | 3,066,270 |
| 5.60%, 11/15/2010 | | |
| (Insured; MBIA) | 2,000,000 | 2,223,260 |
| 5.875%, 1/1/2015 | 2,000,000 | 2,064,300 |
| Pennsylvania Housing Finance Agency: | | |
| (Single Family Mortgage): | | |
| 5.35%, 10/1/2009 | 1,165,000 | 1,204,820 |
| 5.45%, 10/1/2010 | 3,025,000 | 3,220,324 |
| 5.50%, 10/1/2011 | 1,325,000 | 1,405,149 |
| 5.55%, 10/1/2012 | 3,060,000 | 3,229,830 |
| 5.75%, 10/1/2013 | 5,040,000 | 5,285,498 |
| 5.45%, 10/1/2014 | 340,000 | 347,432 |
| 6%, 10/1/2015 | 3,045,000 | 3,174,413 |
| Pennsylvania Industrial Development Authority, EDR: | | |
| 6%, 7/1/2008 | | |
| (Insured; AMBAC) | 5,600,000 | 6,315,288 |
| 5.80%, 1/1/2009 | | |
| (Insured; AMBAC) | 5,000,000 | 5,637,300 |
| 5.50%, 7/1/2012 | | |
| (Insured; AMBAC) | 5,335,000 | 6,133,169 |
| Pennsylvania State University | | |
| 5%, 3/1/2009 | 3,000,000 | 3,298,830 |
| Pennsylvania Turnpike Commission, Revenue: | | |
| Oil Franchise Tax: | | |
| 5.50%, 12/1/2006 | | |
| (Insured; AMBAC) | 1,325,000 | 1,431,212 |
| 5.50%, 12/1/2006 | | |
| (Insured; AMBAC) | 980,000 | 1,059,076 |
| Turnpike: | | |
| 5%, 6/1/2009 | | |
| (Insured; FGIC) | 3,275,000 | 3,615,469 |
| 5%, 6/1/2011 | | |
| (Insured; FGIC) | 3,000,000 | 3,341,730 |
| 5.50%, 12/1/2011 | | |
| (Insured; FGIC) | 2,510,000 | 2,886,550 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Pennsylvania Turnpike Commission, Revenue: | | |
| Turnpike (continued): | | |
| 5.50%, 12/1/2012 (Insured; FGIC) | 2,000,000 | 2,309,620 |
| 5.50%, 6/1/2015 | 1,500,000 | 1,694,130 |
| 5%, 12/1/2029 (Insured; AMBAC) | 5,000,000 | 5,122,600 |
| Perkiomen Valley School District: | | |
| 5.25%, 3/1/2013 (Insured; FSA) | 1,230,000 | 1,369,064 |
| 5.25%, 3/1/2014 (Insured; FSA) | 1,290,000 | 1,435,602 |
| Philadelphia: | | |
| 5.25%, 3/15/2011 (Insured; FSA) | 3,500,000 | 3,872,435 |
| 5.25%, 3/15/2012 (Insured; FSA) | 235,000 | 260,006 |
| 5.25%, 3/15/2013 (Insured; FSA) | 2,000,000 | 2,212,820 |
| 5.25%, 3/15/2014 (Insured; FSA) | 1,000,000 | 1,106,410 |
| Water and Wastewater Revenue: | | |
| 5.625%, 6/15/2009 (Insured; AMBAC) | 5,000,000 | 5,645,450 |
| 5.25%, 12/15/2012 (Insured; AMBAC) | 10,000,000 | 11,317,500 |
| Philadelphia Authority For Industrial Development, Revenue (Girard Estates Facilities Leasing Project) 5%, 5/15/2019 | 2,400,000 | 2,454,336 |
| Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5.50%, 5/15/2008 | 1,000,000 | 1,090,160 |
| Philadelphia Parking Authority, Parking Revenue: | | |
| 5.25%, 2/1/2013 (Insured; AMBAC) | 1,935,000 | 2,138,214 |
| 5.25%, 2/1/2014 (Insured; AMBAC) | 2,040,000 | 2,254,241 |
| Airport | | |
| 5.75%, 9/1/2009 (Insured; AMBAC) | 2,255,000 | 2,559,763 |
| Philadelphia School District: | | |
| 5%, 10/1/2008 (Insured; MBIA) | 10,000,000 | 10,958,400 |
| 5.75%, 2/1/2011 (Insured; FSA) | 4,000,000 | 4,601,080 |
| 5.75%, 2/1/2013 (Insured; FSA) (Prerefunded 2/1/2011) | 3,000,000 c | 3,458,910 |
| 5.25%, 4/1/2014 (Insured; MBIA) | 2,500,000 | 2,745,325 |
| **Pennsylvania (continued)** | | |
| Philadelphia School District (continued): | | |
| 5.50%, 2/1/2017 (Insured; FSA) (Prerefunded 2/1/2012) | 1,770,000 c | 2,027,783 |
| 5.50%, 2/1/2019 (Insured; FSA) (Prerefunded 2/1/2012) | 1,310,000 c | 1,500,788 |
| Pittsburgh School District: | | |
| 5.50%, 9/1/2016 (Insured; FSA) | 4,000,000 | 4,619,080 |
| 5.50%, 9/1/2018 (Insured; FSA) | 1,000,000 | 1,157,860 |
| Saint Mary Hospital Authority, Health System Revenue (Catholic Health East) 5%, 11/15/2021 | 1,000,000 | 1,014,790 |
| Scranton-Lackawanna Health and Welfare Authority, Revenue: | | |
| (Community Medical Center Project): | | |
| 5.50%, 7/1/2010 (Insured; MBIA) | 3,035,000 | 3,353,948 |
| 5.50%, 7/1/2011 (Insured; MBIA) | 3,195,000 | 3,530,763 |
| (University of Scranton Project): | | |
| 5.50%, 11/1/2006 (Insured; AMBAC) | 2,295,000 | 2,474,630 |
| 5.50%, 11/1/2007 (Insured; AMBAC) | 3,040,000 | 3,354,488 |
| Southeastern Pennsylvania Transportation Authority, Special Revenue 5.90%, 3/1/2010 (Insured; FGIC) (Prerefunded 3/1/2005) | 125,000 c | 129,045 |
| Springfield School District (Delaware County): | | |
| 4.75%, 3/15/2010 (Insured; FSA) | 1,145,000 | 1,253,947 |
| 4.75%, 3/15/2011 (Insured; FSA) | 780,000 | 855,200 |
| 4.75%, 3/15/2012 (Insured; FSA) | 1,085,000 | 1,190,831 |
| State Public School Building Authority, College Revenue: | | |
| (Harrisburg Community College) 5.10%, 10/1/2006 (Insured; MBIA) | 1,000,000 | 1,067,910 |
| School Revenue: | | |
| (Lease-Philadelphia School District Project) 5%, 6/1/2029 (Insured; FSA) | 5,000,000 | 5,086,500 |
| (Tuscarora School District Project) 5.25%, 4/1/2017 (Insured; FSA) | 1,035,000 | 1,141,222 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Susquehanna Area Regional Airport Authority, Airport System, Revenue: | | |
| 5.375%, 1/1/2018 | 6,000,000 | 6,098,220 |
| 5.50%, 1/1/2020 (Insured; AMBAC) | 4,370,000 | 4,700,459 |
| 5%, 1/1/2033 (Insured; AMBAC) | 2,400,000 | 2,433,312 |
| Swarthmore Borough Authority, College Revenue: | | |
| 5.50%, 9/15/2011 | 17,500,000 | 20,023,325 |
| 5.25%, 9/15/2017 | 1,000,000 | 1,105,010 |
| University Area Joint Authority, Sewer Revenue 5%, 11/1/2011 (Insured; MBIA) | 1,430,000 | 1,595,651 |
| Upper Darby School District 5%, 2/15/2010 (Insured; AMBAC) | 1,100,000 | 1,217,524 |
| Upper Merion Area School District 5%, 2/15/2019 (Insured; MBIA) | 1,165,000 | 1,255,416 |
| Upper Saint Clair Township School District 5.20%, 7/15/2027 | 7,000,000 | 7,121,030 |
| Wallenpaupack Area School District 5.50%, 3/1/2008 (Insured; FGIC) | 2,090,000 | 2,309,366 |
| Warwick School District, Lancaster County 5.25%, 2/15/2011 (Insured; FGIC) | 1,000,000 | 1,124,900 |
| Wilson Area School District 5%, 2/15/2011 (Insured; FGIC) | 1,910,000 | 2,120,826 |
| Wilson School District: | | |
| 5.375%, 5/15/2015 (Insured; FSA) | 1,785,000 | 1,997,861 |
| 5.375%, 5/15/2016 (Insured; FSA) | 1,500,000 | 1,673,955 |
| Wyoming Valley Sanitary Authority, Sewer Revenue 5%,11/15/2007 (Insured; MBIA) | 1,960,000 | 2,134,303 |
| York County 5%, 6/1/2017 (Insured; AMBAC) | 1,100,000 | 1,189,331 |
| York County Solid Waste and Refuse Authority, Solid Waste System Revenue 5.50%, 12/1/2014 (Insured; FGIC) | 1,000,000 | 1,155,660 |
| **South Carolina—.3%** | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner Tomorrow) 5.875%, 12/1/2018 | 2,000,000 | 2,254,540 |

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **Texas—.4%** | | |
| Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement 5.50%, 11/1/2031 (Insured; FGIC) | 2,000,000 | 2,075,920 |
| North Texas Health Facilities Development Corp., HR (Regional Health Care System Inc. Project) 5.25%, 9/1/2007 (Insured; MBIA) | 770,000 | 836,790 |
| **Virginia—2.1%** | | |
| Charles City County Industrial Development Authority, Solid Waste Disposal Facility Revenue (Waste Management Virginia Inc. Project) 4.875%, 2/1/2009 | 6,600,000 | 6,872,976 |
| Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.) 5.25%, 12/1/2008 | 5,000,000 | 5,276,200 |
| Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates) 6%, 4/1/2033 | 2,300,000 | 2,378,062 |
| **U.S. Related—10.8%** | | |
| Commonwealth of Puerto Rico, Public Improvement: | | |
| 5.50%, 7/1/2014 (Insured; MBIA) | 7,500,000 | 8,738,475 |
| 5.50%, 7/1/2018 (Insured; FGIC) | 9,545,000 | 11,182,063 |
| 5%, 7/1/2027 (Prerefunded 7/1/2012) | 5,000,000 c | 5,598,800 |
| Puerto Rico Electric Power Authority, Power Revenue: | | |
| 5.25%, 7/1/2014 (Insured; MBIA) | 7,875,000 | 9,012,859 |
| 5.50%, 7/1/2017 (Insured; MBIA) | 6,000,000 | 7,024,740 |
| 5.25%, 7/1/2029 (Insured; FSA) | 5,000,000 | 5,243,650 |
| Puerto Rico Highway and Transportation Authority: | | |
| Highway Revenue: | | |
| 6.25%, 7/1/2008 Series Y (Insured; MBIA) | 1,295,000 | 1,481,351 |

## Mellon Pennsylvania Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Related (continued)** | | |
| Puerto Rico Highway and Transportation Authority: | | |
| Highway Revenue (continued): | | |
| 6.25%, 7/1/2008 Series Z (Insured; MBIA) | 1,000,000 | 1,143,900 |
| 5.50%, 7/1/2013 (Insured; FSA) | 1,500,000 | 1,740,405 |
| 5.50%, 7/1/2013 (Insured; MBIA) | 4,000,000 | 4,641,080 |
| Transportation Revenue 5.25%, 7/1/2010 | 4,000,000 | 4,455,520 |
| Puerto Rico Municipal Finance Agency: | | |
| 5.50%, 8/1/2007 | 5,000,000 | 5,506,500 |
| 5.50%, 8/1/2009 (Insured; FSA) | 7,090,000 | 8,033,395 |
| **Total Long-Term Municipal Investments** (cost $626,925,079) | | **669,448,010** |

### Short-Term Municipal Investments—1.2%

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **California—.0%** | | |
| California Pollution Control Financing Authority, PCR, VRDN (Pacific Gas and Electric) 1.35% (LOC; Bank One Corp.) | 100,000 d | 100,000 |
| **Florida—.2%** | | |
| Orange County School Board, COP, VRDN 1.35%, (Insured; AMBAC) | 1,300,000 d | 1,300,000 |
| **Massachusetts—.6%** | | |
| Massachusetts, Central Artery, VRDN 1.35% | 2,100,000 d | 2,100,000 |

| Short-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Health and Educational Facilities Facilities Authority, Revenue, VRDN (Capital Asset Program) 1.36%, (LOC; Bank of America) | 1,800,000 d | 1,800,000 |
| **Pennsylvania—.2%** | | |
| Allegheny County Hospital Development Authority, Revenue, VRDN (Presbyterian University Hospital) 1.35% (LOC; Bank One Corp.) | 1,375,000 d | 1,375,000 |
| Pennsylvania Higher Educational Facilities Authority, Revenue, VRDN (University of Pennsylvania Health Services) 1.32% (LOC; Bank One Corp., Bayerische Landesbank, BNP Paribas) | 300,000 d | 300,000 |
| **Tennessee—.2%** | | |
| Clarksville Public Building Authority, Revenue Pooled Financing, VRDN (Tennessee Municipal Bond Fund) 1.37% (LOC; Bank of America) | 1,390,000 d | 1,390,000 |
| **Total Short-Term Municipal Investments** (cost $8,365,000) | | **8,365,000** |
| **Total Investments** (cost $635,290,079) | **99.1%** | **677,813,010** |
| **Cash and Receivables (Net)** | **.9%** | **6,223,651** |
| **Net Assets** | **100.0%** | **684,036,661** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LR** | Lease Revenue |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance |
| **EDR** | Economic Development Revenue | | Insurance Corporation |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |
| **FSA** | Financial Security Assurance | **RRR** | Resource Recovery Revenue |
| **GO** | General Obligation | **SFMR** | Single Family Mortgage Revenue |
| **HR** | Hospital Revenue | **VRDN** | Variable Rate Demand Notes |
| **LOC** | Letter of Credit | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 63.4 |
| AA | | Aa | | AA | 19.7 |
| A | | A | | A | 10.0 |
| BBB | | Baa | | BBB | 4.0 |
| F1 | | MIG1/P1 | | SP1/A1 | 1.2 |
| Not Rated [e] | | Not Rated [e] | | Not Rated [e] | 1.7 |
| | | | | | **100.0** |

[a] *Zero coupon until a specified date, at which time, the stated coupon rate becomes effective until maturity.*

[b] *Subject to interest rate change on November 1, 2011.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

[f] *At August 31, 2004 the fund had $172,704,444 (25.2% of net assets) invested in securities whose payment of principal is dependent upon revenues generated from education projects. See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

August 31, 2004

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 8/31/2004 ($) |
|---|---|---|---|---|
| **Financial Futures Sold Short** | | | | |
| U.S. Treasury Futures 5 Year Note | 120 | 13,381,875 | September 2004 | (425,625) |
| U.S. Treasury Futures 10 Year Note | 240 | 27,232,500 | September 2004 | (1,384,688) |
| | | | | **(1,810,313)** |

*See notes to financial statements.*

## Mellon Massachusetts Intermediate Municipal Bond Fund

| Long-Term Municipal Investments—98.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts—85.3%** | | |
| Andover 6%, 12/1/2005 | 700,000 | 738,829 |
| Bellingham 5.375%, 3/1/2014 (Insured; AMBAC) | 1,685,000 | 1,906,207 |
| Boston 5.75%, 2/1/2010 | 2,000,000 | 2,290,780 |
| Boston Water and Sewer Commission, Revenue: | | |
| 9.25%, 1/1/2011 | 100,000 | 132,388 |
| 5%, 11/1/2019 | 2,170,000 | 2,343,101 |
| 5%, 11/1/2023 | 2,500,000 | 2,624,875 |
| Burlington: | | |
| 5.25%, 2/1/2012 | 200,000 | 226,662 |
| 5.25%, 2/1/2013 | 250,000 | 283,755 |
| Cambridge 5%, 12/15/2011 | 510,000 | 572,373 |
| Capital Trust Agency, Revenue (Seminole Tribe Convention): | | |
| 8.95%, 10/1/2033 | 645,000 | 749,006 |
| 10%, 10/1/2033 | 1,575,000 | 1,886,252 |
| Cohasset: | | |
| 5%, 6/15/2022 | 895,000 | 946,400 |
| 5%, 6/15/2023 | 895,000 | 939,822 |
| Easton 6%, 9/15/2006 | 105,000 | 107,352 |
| Everett 6.125%, 12/15/2014 (Insured; MBIA) | 1,000,000 | 1,164,540 |
| Fall River 4%, 2/1/2008 (Insured; FSA) | 1,680,000 | 1,773,190 |
| Framingham 5.75%, 3/1/2005 | 1,145,000 | 1,170,304 |
| Franklin 6.25%, 11/15/2005 (Insured; MBIA) | 430,000 | 454,192 |
| Hingham, Municipal Purpose Loan 5.375%, 4/1/2017 | 1,645,000 | 1,843,239 |
| Holden, Municipal Purpose Loan 6%, 3/1/2014 (Insured; FGIC) | 1,000,000 | 1,157,630 |
| Hopedale: | | |
| 4%, 11/15/2013 (Insured; AMBAC) | 250,000 | 260,255 |
| 5%, 11/15/2019 (Insured; AMBAC) | 650,000 | 709,124 |
| Lynn 5.25%, 2/15/2008 (Insured; MBIA) | 1,500,000 | 1,645,635 |
| Lynnfield, Municipal Purpose Loan: | | |
| 5%, 7/1/2020 | 505,000 | 542,931 |
| 5%, 7/1/2022 | 585,000 | 620,170 |
| 5%, 7/1/2023 | 585,000 | 615,841 |
| Marblehead: | | |
| 5%, 8/15/2018 | 1,440,000 | 1,569,010 |
| 5%, 8/15/2022 | 1,750,000 | 1,856,330 |
| **Massachusetts (continued)** | | |
| Mashpee: | | |
| 6.25%, 2/1/2006 (Insured; MBIA) | 1,000,000 | 1,064,000 |
| 5.625%, 11/15/2015 (Insured; FGIC) (Prerefunded 11/15/2010) | 500,000 [a] | 579,640 |
| Massachusetts Commonwealth: | | |
| 5.50%, 2/1/2007 (Insured; MBIA) | 1,000,000 | 1,083,090 |
| 6.50%, 8/1/2008 | 600,000 | 687,384 |
| Consolidated Loan: | | |
| 5.75%, 6/1/2013 (Prerefunded 6/1/2010) | 5,000,000 [a] | 5,719,550 |
| 5.25%, 10/1/2021 (Prerefunded 10/1/2013) | 2,500,000 [a] | 2,824,350 |
| 5%, 8/1/2027 (Insured; MBIA) | 2,000,000 | 2,044,780 |
| 5.25%, 11/1/2030 (Prerefunded 11/1/2012) | 2,000,000 [a] | 2,237,300 |
| Federal Highway: | | |
| 5.50%, 12/15/2009 | 5,000,000 | 5,641,300 |
| 5.75%, 6/15/2010 | 2,000,000 | 2,291,320 |
| (Grant Anticipation Notes) 5.125%, 6/15/2015 (Insured; MBIA) | 1,500,000 | 1,635,255 |
| Special Obligation Revenue: | | |
| 5.375%, 6/1/2011 | 6,350,000 | 7,188,327 |
| 5.50%, 6/1/2013 | 1,000,000 | 1,148,100 |
| Massachusetts Bay Transportation Authority: | | |
| Assessment Revenue: | | |
| 5.75%, 7/1/2011 (Prerefunded 7/1/2010) | 1,835,000 [a] | 2,115,315 |
| 5.75%, 7/1/2011 | 165,000 | 188,019 |
| 5.25%, 7/1/2017 | 1,045,000 | 1,166,032 |
| 5.25%, 7/1/2020 | 1,000,000 | 1,096,060 |
| General Transportation System: | | |
| 5.50%, 3/1/2009 (Insured; FGIC) | 2,000,000 | 2,237,780 |
| 5.50%, 3/1/2014 (Insured; FGIC) | 1,000,000 | 1,147,650 |
| 5.25%, 3/1/2015 (Insured; FGIC) | 1,000,000 | 1,132,450 |
| Sales Tax Revenue: | | |
| 4%, 7/1/2010 | 3,000,000 | 3,170,070 |
| 5.25%, 7/1/2012 | 2,565,000 | 2,901,041 |
| 5.25%, 7/1/2021 | 2,000,000 | 2,257,980 |

## Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Development Finance Agency: | | |
| Combined Jewish Philanthropies 5.25%, 2/1/2022 | 1,000,000 | 1,069,740 |
| Education Revenue (Belmont Hill School) 5%, 9/1/2015 | 500,000 | 535,005 |
| Higher Education Revenue (Smith College) 5.75%, 7/1/2029 (Prerefunded 7/1/2010) | 1,000,000 [a] | 1,160,060 |
| Milton Academy 5%, 9/1/2019 | 900,000 | 976,383 |
| Revenue: | | |
| (Massachusetts College of Pharmacy): | | |
| 6%, 7/1/2008 | 310,000 | 338,430 |
| 6.30%, 7/1/2010 | 350,000 | 393,046 |
| 6.40%, 7/1/2011 | 370,000 | 412,054 |
| 6.50%, 7/1/2012 | 395,000 | 437,850 |
| 6.375%, 7/1/2023 | 1,000,000 | 1,108,140 |
| (Suffolk University) 5.85%, 7/1/2029 | 1,000,000 | 1,028,510 |
| RRR (Waste Management, Inc) 6.90%, 12/1/2009 | 1,000,000 | 1,135,010 |
| SWDR (Waste Management, Inc) 5.45%, 6/1/2014 | 1,000,000 | 1,042,150 |
| Massachusetts Education Loan Authority Education Loan Revenue 6.20%, 7/1/2013 (Insured; AMBAC) | 375,000 | 375,221 |
| Massachusetts Educational Financing Authority Education Loan Revenue 4.70%, 1/1/2010 (Insured; AMBAC) | 795,000 | 814,692 |
| Massachusetts Health and Educational Facilities Authority, Revenue: | | |
| (Boston College) 5.125%, 6/1/2037 | 2,000,000 | 2,044,980 |
| (Dartmouth-Hitchcock) 5.125%, 8/1/2022 (Insured; FSA) | 2,000,000 | 2,111,980 |
| (Harvard University) 5%, 7/15/2022 | 1,500,000 | 1,575,045 |
| (Jordan Hospital): | | |
| 5%, 10/1/2010 | 500,000 | 500,315 |
| 6.875%, 10/1/2015 | 950,000 | 950,218 |
| (Northeastern University) 5.50%, 10/1/2009 (Insured; MBIA) | 420,000 | 474,327 |
| **Massachusetts (continued)** | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (continued): | | |
| (Partners Healthcare Systems): | | |
| 5.25%, 7/1/2013 | 1,595,000 | 1,710,909 |
| 5%, 7/1/2016 | 1,045,000 | 1,120,459 |
| 5.125%, 7/1/2019 | 1,000,000 | 1,042,410 |
| (Springfield College Radianassurance) 4%, 10/15/2008 | 1,255,000 | 1,314,813 |
| (Tufts University): | | |
| 5.5%, 8/15/2014 | 1,000,000 | 1,154,970 |
| 5.50%, 2/15/2036 | 1,000,000 | 1,074,520 |
| (Wellesley College) 5%, 7/1/2024 | 1,000,000 | 1,037,900 |
| (Winchester Hospital) 6.75%, 7/1/2030 (Prerefunded 7/1/2010) | 1,600,000 [a] | 1,889,648 |
| Massachusetts Housing Finance Agency, SFHR: 6%, 6/1/2014 (Insured; MBIA) | 370,000 | 372,361 |
| Massachusetts Industrial Finance Agency: | | |
| Electric Revenue (Nantucket Electric Co. Project) 6.75%, 7/1/2006 (Insured; AMBAC) | 1,400,000 | 1,519,476 |
| Museum Revenue, (Museum of Fine Arts of Boston) 5.375%, 1/1/2007 (Insured; MBIA) | 1,000,000 | 1,078,320 |
| Revenue: | | |
| (Babson College) 5.75%, 10/1/2007 (Insured; MBIA) | 555,000 | 615,079 |
| (Concord Academy): | | |
| 5.45%, 9/1/2017 | 500,000 | 521,855 |
| 5.50%, 9/1/2027 | 1,250,000 | 1,273,200 |
| (College of The Holy Cross) 5.50%, 3/1/2007 (Insured; MBIA) | 1,145,000 | 1,228,150 |
| (Phillips Academy) 5.375%, 9/1/2023 (Prerefunded 9/1/2008) | 2,500,000 [a] | 2,825,975 |
| (St. John's School, Inc.) 5.70%, 6/1/2018 | 1,000,000 | 1,046,060 |
| (The Tabor Academy) 5.40%, 12/1/2028 | 500,000 | 508,570 |
| (Tufts University): | | |
| 5.50%, 2/15/2007 (Insured; MBIA) | 750,000 | 813,720 |
| 5.50%, 2/15/2008 (Insured; MBIA) | 1,595,000 | 1,760,800 |
| 5.50%, 2/15/2011 (Insured; MBIA) | 500,000 | 569,710 |

## Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Industrial Finance Agency, Revenue (continued): | | |
| (Wentworth Institute of Technology) 5.55%, 10/1/2013 | 500,000 | 534,675 |
| (Worcester Polytechnic) 5.35%, 9/1/2006 | 850,000 | 909,729 |
| Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue: | | |
| (Nuclear Project 5) 5%, 7/1/2011 (MBIA) | 120,000 | 132,809 |
| (Nuclear Project 4) 5.25%, 7/1/2012 (MBIA) | 2,000,000 | 2,250,280 |
| (Project 6) 5%, 7/1/2006 (MBIA) | 3,000,000 | 3,172,560 |
| Massachusetts Port Authority, Revenue: | | |
| 5.75%, 7/1/2011 | 3,500,000 | 4,007,920 |
| 5%, 7/1/2012 (Insured; MBIA) | 1,020,000 | 1,136,188 |
| 6%, 7/1/2013 | 2,500,000 | 2,798,350 |
| 5.50%, 7/1/2014 (Insured; FSA) | 1,265,000 | 1,389,185 |
| Massachusetts Water Pollution Abatement Trust: | | |
| (Pool Loan Program): | | |
| 6.125%, 2/1/2007 (Insured; FSA) | 1,000,000 | 1,097,150 |
| 5.25%, 2/1/2009 | 500,000 | 553,790 |
| 5.625%, 8/1/2013 | 1,000,000 | 1,139,250 |
| 5.25%, 2/1/2014 | 1,300,000 | 1,445,821 |
| 5.50%, 8/1/2014 | 1,085,000 | 1,223,587 |
| 5.625%, 2/1/2015 (Prerefunded 2/1/2007) | 2,000,000 [a] | 2,191,780 |
| 5%, 8/1/2018 | 3,985,000 | 4,366,843 |
| 5%, 8/1/2032 | 2,000,000 | 2,028,500 |
| Water Pollution Abatement Revenue: | | |
| (New Bedford Loan Program) 5.25%, 2/1/2012 | 500,000 | 563,490 |
| (South Essex Sewer District Loan Program) 6.375%, 2/1/2015 | 195,000 | 199,633 |
| Massachusetts Water Resource Authority: | | |
| 5.50%, 8/1/2008 (Insured; MBIA) | 500,000 | 556,830 |
| 5.30%, 11/1/2010 (Insured; FGIC) | 1,000,000 | 1,077,870 |
| 5.50%, Series B, 8/1/2011 (Insured; FSA) | 1,100,000 | 1,257,817 |
| 5.50%, Series D, 8/1/2011 (Insured; FSA) | 1,000,000 | 1,143,470 |
| **Massachusetts (continued)** | | |
| Massachusetts Water Resource Authority (continued): | | |
| 6%, 8/1/2014 (Insured; MBIA) | 1,000,000 | 1,196,690 |
| 5.25%, 8/1/2018 (Insured; FSA) | 500,000 | 568,195 |
| Mendon Upton Regional School District 6%, 6/1/2007 (Insured; FGIC) | 600,000 | 664,074 |
| Northbridge 5.25%, 2/15/2017 (Insured; AMBAC) | 1,000,000 | 1,103,990 |
| Pittsfield Massachusetts: | | |
| 5%, 4/15/2012 (Insured; MBIA) | 1,000,000 | 1,115,490 |
| 5.50%, 4/15/2014 (Insured; MBIA) | 500,000 | 571,875 |
| Quabbin Regional School District 6%, 6/15/2008 (Insured; AMBAC) | 780,000 | 881,962 |
| Sandwich 5.75%, 8/15/2013 (Insured; MBIA) | 1,050,000 | 1,207,626 |
| Somerville: | | |
| 6%, 2/15/2007 (Insured; FSA) | 775,000 | 850,183 |
| 5%, 2/15/2010 (Insured; FGIC) | 1,000,000 | 1,109,510 |
| Southeastern University Building Authority, Project Revenue 5.90%, 5/1/2010 (Insured; AMBAC) | 500,000 | 524,150 |
| Springfield 5.50%, 8/1/2014 (Insured; FGIC) | 1,500,000 | 1,719,615 |
| University of Massachusetts Building Authority, Project Revenue 5.50%, 11/1/2014 (Insured; AMBAC) | 1,000,000 | 1,131,630 |
| Uxbridge, Municipal Purpose Loan: | | |
| 6.125%, 11/15/2005 (Insured; MBIA) | 500,000 | 527,390 |
| 6.125%, 11/15/2007 (Insured; MBIA) | 525,000 | 589,722 |
| Westfield 6.50%, 5/1/2017 5/1/2017 (Insured; FGIC) (Prerefunded 5/1/2010) | 735,000 [a] | 879,200 |
| Worchester: | | |
| 5.625%, 8/15/2015 (Insured; FGIC) | 1,000,000 | 1,146,130 |
| Municipal Purpose Loan: | | |
| 6.25%, 7/1/2010 (Insured; MBIA) | 755,000 | 887,367 |
| 5.25%, 11/1/2010 (Insured; MBIA) (Prerefunded 11/1/2008) | 1,000,000 [a] | 1,118,890 |

## Mellon Massachusetts Intermediate Municipal Bond Fund (continued)

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Related—13.3%** | | |
| Guam Economic Development Authority: | | |
| 0/5.15%, 5/15/2011 | 250,000 [b] | 211,465 |
| 0/5.20%, 5/15/2012 | 300,000 [b] | 252,384 |
| 0/5.20%, 5/15/2013 | 1,175,000 [b] | 976,331 |
| 5.40%, 5/15/2031 | 485,000 | 437,829 |
| Puerto Rico Commonwealth: | | |
| 5%, 7/1/2008 (Insured; FGIC) | 3,400,000 | 3,738,164 |
| 6.25%, 7/1/2011 (Insured; MBIA) | 1,050,000 | 1,254,718 |
| 6%, 7/1/2013 | 2,500,000 | 2,793,100 |
| 5%, 7/1/2018 | 5,000,000 | 5,401,750 |
| Public Improvement: | | |
| 5.50%, 7/1/2014 (Insured; MBIA) | 500,000 | 582,565 |
| 5.50%, 7/1/2015 (Insured; FSA) | 1,350,000 | 1,579,014 |
| Puerto Rico Commonwealth Highway and Transportation Authority: | | |
| Highway Revenue 6.25%, 7/1/2009 (Insured; MBIA) | 1,000,000 | 1,164,490 |
| Transportation Revenue: | | |
| 5.25%, 7/1/2015 (Insured; FGIC) | 1,905,000 | 2,143,239 |
| 5.25%, 7/1/2018 (Insured; FGIC) | 2,500,000 | 2,772,700 |
| Puerto Rico Electric Power Authority, Power Revenue: | | |
| 6.50%, 7/1/2006 (Insured; MBIA) | 1,000,000 | 1,087,110 |
| 5%, 7/1/2009 | 500,000 | 548,435 |
| **U.S. Related (continued)** | | |
| Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities): | | |
| 6.75%, 7/1/2005 (Insured; AMBAC) | 1,000,000 | 1,044,700 |
| 4%, 7/1/2007 (Insured; MBIA) | 1,050,000 | 1,103,980 |
| University of Puerto Rico, University Revenue 6.25%, 6/1/2005 | 750,000 | 777,337 |
| **Total Long-Term Municipal Investments** (cost $196,116,349) | | **206,489,574** |

| Short-Term Municipal Investments—2.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts:** | | |
| Massachusetts, VRDN (Central Artery) 1.35% | 1,000,000 [c] | 1,000,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue, VRDN (Capital Asset Program) 1.34% (Insured: MBIA) | 1,900,000 [c] | 1,900,000 |
| Massachusetts Water Resource Authority VRDN 1.35% (LOC: Landesbank Baden-Wurttemberg) | 1,400,000 [c] | 1,400,000 |
| **Total Short-Term Municipal Investments** (cost $4,300,000) | | **4,300,000** |

| | | |
|---|---|---|
| **Total Investment** (cost $200,416,349) | **100.6%** | **210,789,574** |
| **Liabilities, Less Cash and Receivables** | **(.6%)** | **(1,296,958)** |
| **Net Assets** | **100.0%** | **209,492,616** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **RRR** | Resources Recovery Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **SFHR** | Single Family Housing Revenue |
| **FSA** | Financial Security Assurance | **SWDR** | Solid Waste Disposal Revenue |
| **LOC** | Letter of Credit | **VRDN** | Variable Rate Demand Notes |
| **MBIA** | Municipal Bond Investors Assurance Insurance Corporation | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 57.4 |
| AA | | Aa | | AA | 28.0 |
| A | | A | | A | 4.2 |
| BBB | | Baa | | BBB | 7.1 |
| F1 | | MIG1 / P1 | | SP1, A1 | 2.0 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | 1.3 |
| | | | | | **100.0** |

[a]  *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]  *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[c]  *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d]  *Security which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Investment Adviser to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

August 31, 2004

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 8/31/2004 ($) |
|---|---|---|---|---|
| **Financial Futures Sold Short** | | | | |
| U.S. Treasury Futures 5 year Note | 30 | 3,345,469 | September 2004 | (106,406) |
| U.S. Treasury Futures 10 year Note | 60 | 6,808,125 | September 2004 | (346,172) |
| | | | | **(452,578)** |

*See notes to financial statements.*

# STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2004

| | Mellon National Intermediate Municipal Bond Fund | Mellon National Short-Term Municipal Bond Fund | Mellon Pennsylvania Intermediate Municipal Bond Fund | Mellon Massachusetts Intermediate Municipal Bond Fund |
|---|---|---|---|---|
| **Assets ($):** | | | | |
| Investments in securities− See Statement of Investments† | 685,317,018 | 218,721,504 | 677,813,010 | 210,789,574 |
| Cash | − | 150,840 | − | − |
| Cash on Initial Margin−Note 2(c) | 260,000 | − | 312,000 | 78,000 |
| Interest receivable | 7,946,940 | 2,703,758 | 8,724,817 | 2,132,091 |
| Receivable for shares of Beneficial Interest subscribed | 47,476 | 346,400 | 49,049 | 25,000 |
| Prepaid expenses | 29,418 | 19,509 | 25,220 | 20,561 |
| | 693,600,852 | 221,942,011 | 686,924,096 | 213,045,226 |
| **Liabilities ($):** | | | | |
| Due to The Dreyfus Corporation and affiliates−Note 3(a,c) | 220,103 | 68,176 | 297,832 | 66,806 |
| Due to Administrator−Note 3(a) | 79,101 | 25,728 | 79,070 | 24,172 |
| Cash overdraft due to Custodian | 1,479,668 | − | 2,031,232 | 144,224 |
| Payable for investment securities purchased | 8,425,089 | − | − | 3,189,747 |
| Payable for futures variation margin−Note 2(c) | 106,250 | − | 127,500 | 31,875 |
| Payable for shares of Beneficial Interest redeemed | 341,564 | 99,806 | 278,191 | 50,000 |
| Accrued expenses and other liabilities | 47,919 | 53,829 | 73,610 | 45,786 |
| | 10,699,694 | 247,539 | 2,887,435 | 3,552,610 |
| **Net Assets ($)** | 682,901,158 | 221,694,472 | 684,036,661 | 209,492,616 |
| **Composition of Net Assets ($):** | | | | |
| Paid-in capital | 639,123,323 | 219,393,676 | 637,279,876 | 199,640,404 |
| Accumulated net realized gain (loss) on investments | 4,417,896 | 32,054 | 6,044,167 | (68,435) |
| Accumulated net unrealized appreciation (depreciation) [including ($1,508,594), ($1,810,313) and ($452,578) net unrealized (depreciation) on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund, and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively] | 39,359,939 | 2,268,742 | 40,712,618 | 9,920,647 |
| **Net Assets ($)** | 682,901,158 | 221,694,472 | 684,036,661 | 209,492,616 |
| **Net Asset Value Per Share** | | | | |
| **Class M Shares** | | | | |
| Net Assets ($) | 646,792,703 | 221,600,482 | 681,295,344 | 197,139,688 |
| Shares Outstanding | 48,467,360 | 17,305,032 | 51,891,250 | 15,395,448 |
| **Net Asset Value Per Share ($)** | **13.34** | **12.81** | **13.13** | **12.81** |
| **Investor Shares** | | | | |
| Net Assets ($) | 30,163,668 | 93,990 | 2,741,317 | 11,698,219 |
| Shares Outstanding | 2,262,869 | 7,349 | 208,852 | 913,671 |
| **Net Asset Value Per Share ($)** | **13.33** | **12.79** | **13.13** | **12.80** |
| **Dreyfus Premier Shares** | | | | |
| Net Assets ($) | 5,944,787 | − | − | 654,709 |
| Shares Outstanding | 445,889 | − | − | 51,036 |
| **Net Asset Value Per Share ($)** | **13.33** | **−** | **−** | **12.83** |
| **† Investments at cost ($)** | **644,448,485** | **216,452,762** | **635,290,079** | **200,416,349** |

*See notes to financial statements.*

## STATEMENTS OF OPERATIONS

Year Ended August 31, 2004

| | Mellon National Intermediate Municipal Bond Fund | Mellon National Short-Term Municipal Bond Fund | Mellon Pennsylvania Intermediate Municipal Bond Fund | Mellon Massachusetts Intermediate Municipal Bond Fund |
|---|---|---|---|---|
| **Investment Income ($):** | | | | |
| **Interest Income** | **29,377,053** | **6,296,318** | **32,155,664** | **8,303,952** |
| **Expenses:** | | | | |
| Investment advisory fee−Note 3(a) | 2,356,398 | 782,341 | 3,588,407 | 684,769 |
| Administration fee−Note 3(a) | 927,981 | 308,051 | 989,374 | 269,625 |
| Shareholder servicing costs−Note 3(c) | 100,703 | 378 | 7,864 | 35,194 |
| Custodian fees−Note 3(c) | 62,053 | 16,475 | 53,851 | 14,734 |
| Registration fees | 44,242 | 26,042 | 25,708 | 39,436 |
| Distribution fees−Note 3(b) | 34,762 | – | – | 4,480 |
| Trustees' fees and expenses−Note 3(d) | 23,542 | 8,347 | 23,345 | 5,690 |
| Auditing fees | 20,846 | 21,041 | 23,298 | 23,171 |
| Legal fees | 10,360 | 2,956 | 9,690 | 1,870 |
| Prospectus and shareholders' reports | 10,529 | 5,661 | 741 | 5,194 |
| Miscellaneous | 57,519 | 24,617 | 57,763 | 30,207 |
| **Total Expenses** | **3,648,935** | **1,195,909** | **4,780,041** | **1,114,370** |
| Less−reduction in investment advisory fee due to undertaking−Note 3(a) | (1,210) | (1,968) | – | (98,384) |
| Less−reduction in custody fees due to earnings credits−Note 2(b) | (2,834) | – | – | (36) |
| **Net Expenses** | **3,644,891** | **1,193,941** | **4,780,041** | **1,015,950** |
| **Investment Income−Net** | **25,732,162** | **5,102,377** | **27,375,623** | **7,288,002** |
| **Realized and Unrealized Gain (Loss) on Investments−Note 4 ($):** | | | | |
| Net realized gain (loss) on investments | 5,866,565 | 132,115 | 7,376,953 | 1,180,229 |
| Net realized gain (loss) on financial futures | 1,066,040 | – | 1,252,152 | 287,651 |
| Net realized gain (loss) on swaps | (565) | – | (707) | (141) |
| **Net Realized Gain (Loss)** | **6,932,040** | **132,115** | **8,628,398** | **1,467,739** |
| Net unrealized (depreciation) on investments [including ($3,298,672), ($3,926,915) and ($950,820) (depreciation) on financial futures for Mellon National Intermediate Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, respectively] | 7,949,583 | (1,163,845) | 2,964,408 | 1,828,686 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **14,881,623** | **(1,031,730)** | **11,592,806** | **3,296,425** |
| **Net Increase in Net Assets Resulting from Operations** | **40,613,785** | **4,070,647** | **38,968,429** | **10,584,427** |

*See notes to financial statements.*

| | Mellon National Intermediate Municipal Bond Fund | | Mellon National Short-Term Municipal Bond Fund | |
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003 [a,b] | 2004 | 2003 [a] |
|---|---|---|---|---|
| **Operations ($):** | | | | |
| Investment income–net | 25,732,162 | 25,018,890 | 5,102,377 | 4,769,851 |
| Net realized gain (loss) on investments | 6,932,040 | (341,339) | 132,115 | (130,416) |
| Net unrealized appreciation (depreciation) on investments | 7,949,583 | 1,297,630 | (1,163,845) | (596,305) |
| **Net Increase (Decrease) in Net Assets** | | | | |
| **Resulting from Operations** | **40,613,785** | **25,975,181** | **4,070,647** | **4,043,130** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income–net: | | | | |
| Class M Shares | (24,381,081) | (23,375,868) | (5,123,165) | (4,737,562) |
| Investor Shares | (1,140,332) | (1,199,309) | (2,209) | (9,396) |
| Dreyfus Premier Shares | (214,978) | (237,252) | – | – |
| Net realized gain on investments: | | | | |
| Class M Shares | (1,938,957) | (787,928) | – | (178,859) |
| Investor Shares | (101,785) | (52,036) | – | (1,164) |
| Dreyfus Premier Shares | (22,614) | (11,920) | – | – |
| **Total Dividends** | **(27,799,747)** | **(25,664,313)** | **(5,125,374)** | **(4,926,981)** |
| **Beneficial Interest Transactions ($):** | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 92,725,243 | 105,449,236 | 107,345,169 | 126,614,938 |
| Investor Shares | 1,795,226 | 5,422,496 | 189,212 | 1,085,443 |
| Dreyfus Premier Shares | 93,493 | 134,142 | – | – |
| Net assets received in connection with reorganization–Note1: | | | | |
| Class M Shares | – | 53,205,282 | – | – |
| Investor Shares | – | 43,759,122 | – | – |
| Dreyfus Premier Shares | – | 9,678,625 | – | – |
| Dividends reinvested: | | | | |
| Class M Shares | 2,709,006 | 1,782,766 | 476,987 | 543,117 |
| Investor Shares | 789,805 | 787,988 | 2,102 | 327 |
| Dreyfus Premier Shares | 115,490 | 125,822 | – | – |
| Cost of shares redeemed: | | | | |
| Class M Shares | (86,237,556) | (87,567,743) | (95,741,349) | (54,365,394) |
| Investor Shares | (7,739,754) | (18,751,524) | (130,394) | (1,058,043) |
| Dreyfus Premier Shares | (2,251,287) | (2,316,620) | – | – |
| **Increase (Decrease) in Net Assets** | | | | |
| **from Beneficial Interest Transactions** | **1,999,666** | **111,709,592** | **12,141,727** | **72,820,388** |
| **Total Increase (Decrease) In Net Assets** | **14,813,704** | **112,020,460** | **11,087,000** | **71,936,537** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 668,087,454 | 556,066,994 | 210,607,472 | 138,670,935 |
| **End of Period** | **682,901,158** | **668,087,454** | **221,694,472** | **210,607,472** |
| Undistributed investment income–net | – | 137,832 | – | 27,924 |

| | Mellon National Intermediate Municipal Bond Fund | | Mellon National Short-Term Municipal Bond Fund | |
|---|---|---|---|---|
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003 [a,b] | 2004 | 2003 [a] |
| **Capital Share Transactions:** | | | | |
| **Class M Shares** | | | | |
| Shares sold | 6,985,297 | 7,977,882 | 8,362,321 | 9,804,486 |
| Shares issued in connection with reorganization–Note 1 | – | 4,358,772 | – | – |
| Shares issued for dividends reinvested | 203,894 | 134,875 | 37,189 | 42,096 |
| Shares redeemed | (6,501,591) | (6,606,243) | (7,474,588) | (4,208,802) |
| **Net Increase (Decrease) in Shares Outstanding** | **687,600** | **5,865,286** | **924,922** | **5,637,780** |
| **Investor Shares** [c] | | | | |
| Shares sold | 135,711 | 407,652 | 14,726 | 84,579 |
| Shares issued in connection with reorganization–Note 1 | – | 3,539,573 | – | 25 |
| Shares issued for dividends reinvested | 59,490 | 59,616 | 164 | – |
| Shares redeemed | (583,659) | (1,424,219) | (10,145) | (82,082) |
| **Net Increase (Decrease) in Shares Outstanding** | **(388,458)** | **2,582,622** | **4,745** | **2,522** |
| **Dreyfus Premier Shares** [c] | | | | |
| Shares sold | 6,920 | 10,203 | – | – |
| Shares issued in connection with reorganization–Note 1 | – | 756,607 | – | – |
| Shares issued for dividends reinvested | 8,697 | 9,516 | – | – |
| Shares redeemed | (170,369) | (175,685) | – | – |
| **Net Increase (Decrease) in Shares Outstanding** | **(154,752)** | **600,641** | **–** | **–** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon National Intermediate Municipal Bond Fund commenced selling Dreyfus Premier shares on October 11, 2002.*

[c] *During the year ended August 31, 2004, 65,825 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $868,322 were automatically converted to 65,833 Investor shares and during the period ended August 31, 2003, 57,678 Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund representing $761,453 were automatically converted to 57,648 Investor shares.*

*See notes to financial statements.*

| | Mellon Pennsylvania Intermediate Municipal Bond Fund | |
|---|---|---|
| | Year Ended August 31, | |
| | 2004 | 2003[a] |
| **Operations ($):** | | |
| Investment income—net | 27,375,623 | 30,826,337 |
| Net realized gain (loss) on investments | 8,628,398 | 160,566 |
| Net unrealized appreciation (depreciation) on investments | 2,964,408 | (11,693,089) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **38,968,429** | **19,293,814** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class M Shares | (27,371,553) | (30,665,595) |
| Investor Shares | (107,403) | (54,474) |
| Net realized gain on investments: | | |
| Class M Shares | (1,786,516) | – |
| Investor Shares | (8,199) | – |
| **Total Dividends** | **(29,273,671)** | **(30,720,069)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class M Shares | 44,955,224 | 42,326,658 |
| Investor Shares | 426,469 | 2,331,507 |
| Dividends reinvested: | | |
| Class M Shares | 1,156,977 | 191,642 |
| Investor Shares | 24,195 | 30,310 |
| Cost of shares redeemed: | | |
| Class M Shares | (115,052,210) | (128,013,055) |
| Investor Shares | (700,100) | (312,500) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(69,189,445)** | **(83,445,438)** |
| **Total Increase (Decrease) In Net Assets** | **(59,494,687)** | **(94,871,693)** |
| **Net Assets ($):** | | |
| Beginning of Period | 743,531,348 | 838,403,041 |
| **End of Period** | **684,036,661** | **743,531,348** |
| Undistributed investment income—net | – | 157,764 |
| **Capital Share Transactions:** | | |
| **Class M Shares** | | |
| Shares sold | 3,434,644 | 3,207,705 |
| Shares issued for dividends reinvested | 88,092 | 14,576 |
| Shares redeemed | (8,799,386) | (9,744,925) |
| **Net Increase (Decrease) in Shares Outstanding** | **(5,276,650)** | **(6,522,644)** |
| **Investor Shares** | | |
| Shares sold | 32,810 | 175,546 |
| Shares issued for dividends reinvested | 1,845 | 2,313 |
| Shares redeemed | (53,183) | (23,718) |
| **Net Increase (Decrease) in Shares Outstanding** | **(18,528)** | **154,141** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

*See notes to financial statements.*

| | Mellon Massachusetts Intermediate Municipal Bond Fund | |
| --- | --- | --- |
| | Year Ended August 31, | |
| | 2004 | 2003 [a,b,c] |
| **Operations ($):** | | |
| Investment income–net | 7,288,002 | 7,368,432 |
| Net realized gain (loss) on investments | 1,467,739 | (685,203) |
| Net unrealized appreciation (depreciation) on investments | 1,828,686 | (2,391,615) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **10,584,427** | **4,291,614** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class M Shares | (6,855,459) | (6,717,053) |
| Investor Shares | (434,236) | (505,031) |
| Dreyfus Premier Shares | (27,069) | (35,527) |
| **Total Dividends** | **(7,316,764)** | **(7,257,611)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class M Shares | 43,023,674 | 28,631,002 |
| Investor Shares | 475,539 | 592,342 |
| Dreyfus Premier Shares | – | 881 |
| Dividends reinvested: | | |
| Class M Shares | 1,562,472 | 1,616,376 |
| Investor Shares | 238,712 | 266,173 |
| Dreyfus Premier Shares | 7,098 | 15,377 |
| Cost of shares redeemed: | | |
| Class M Shares | (23,788,847) | (24,222,384) |
| Investor Shares | (2,204,270) | (3,204,026) |
| Dreyfus Premier Shares | (307,248) | (542,660) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **19,007,130** | **3,153,081** |
| **Total Increase (Decrease) in Net Assets** | **22,274,793** | **187,084** |
| **Net Assets ($):** | | |
| Beginning of Period | 187,217,823 | 187,030,739 |
| **End of Period** | **209,492,616** | **187,217,823** |
| Undistributed investment income–net | – | 39,818 |

| | Mellon Massachusetts Intermediate Municipal Bond Fund | |
|---|---|---|
| | Year Ended August 31, | |
| | 2004 | 2003[a,b,c] |
| **Capital Share Transactions:** | | |
| **Class M Shares** | | |
| Shares sold | 3,374,954 | 2,243,279 |
| Shares issued for dividends reinvested | 122,397 | 126,480 |
| Shares redeemed | (1,871,173) | (1,895,585) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,626,178** | **474,174** |
| **Investor Shares[d]** | | |
| Shares sold | 37,334 | 46,959 |
| Shares issued for dividends reinvested | 18,690 | 20,839 |
| Shares redeemed | (172,545) | (250,586) |
| **Net Increase (Decrease) in Shares Outstanding** | **(116,521)** | **(182,788)** |
| **Dreyfus Premier Shares[d]** | | |
| Shares sold | – | 68 |
| Shares issued for dividends reinvested | 555 | 1,200 |
| Shares redeemed | (24,198) | (42,420) |
| **Net Increase (Decrease) in Shares Outstanding** | **(23,643)** | **(41,152)** |

[a] *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b] *Mellon Massachusetts Intermediate Municipal Bond Fund commenced selling each class of its shares as of close of business on September 6, 2002.*

[c] *Represents information for the fund's predecessor, Dreyfus Premier Massachusetts Limited Term Municipal Fund (the Premier Massachusetts Fund). Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[d] *During the period ended August 31, 2004, 552 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $6,996 were automatically converted to 553 Investor shares and during the period ended August 31, 2003, 503 Dreyfus Premier shares of Mellon Massachusetts Intermediate Municipal Bond Fund representing $6,481 were automatically converted to 504 Investor shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class of each fund for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in each fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from each fund's financial statements.

| | Class M Shares | | | |
| | Year Ended August 31, | | | |
| **Mellon National Intermediate Municipal Bond Fund** | 2004 | 2003[a] | 2002[b] | 2001[c] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 13.09 | 13.25 | 13.24 | 12.50 |
| Investment Operations: | | | | |
| Investment income—net | .51[d] | .50[d] | .52[d] | .51 |
| Net realized and unrealized gain (loss) on investments | .29 | (.14) | .14 | .74 |
| Total from Investment Operations | .80 | .36 | .66 | 1.25 |
| Distributions: | | | | |
| Dividends from investment income—net | (.51) | (.50) | (.52) | (.51) |
| Dividends from net realized gain on investments | (.04) | (.02) | (.13) | (.00)[e] |
| Total Distributions | (.55) | (.52) | (.65) | (.51) |
| Net asset value, end of period | 13.34 | 13.09 | 13.25 | 13.24 |
| **Total Return (%)** | 6.22 | 2.77 | 5.16 | 10.21[f] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .52 | .53 | .53 | .53[g] |
| Ratio of net expenses to average net assets | .52 | .52 | .52 | .52[g] |
| Ratio of net investment income to average net assets | 3.84 | 3.77 | 4.04 | 4.33[g] |
| Portfolio Turnover Rate | 53.26 | 50.68 | 60.12 | 47.78[f] |
| Net Assets, end of period ($ x 1,000) | 646,793 | 625,558 | 555,158 | 477,595 |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*

[b]  *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.04% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c]  *From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.*

[d]  *Based on average shares outstanding at each month end.*

[e]  *Amount represents less than $.01 per share.*

[f]  *Not annualized.*

[g]  *Annualized.*

*See notes to financial statements.*

| Mellon National Intermediate Municipal Bond Fund | Investor Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 13.08 | 13.24 | 13.23 | 12.91 |
| Investment Operations: | | | | |
| Investment income−net | .48[c] | .50[c] | .50[c] | .07 |
| Net realized and unrealized gain (loss) on investments | .29 | (.18) | .13 | .32 |
| Total from Investment Operations | .77 | .32 | .63 | .39 |
| Distributions: | | | | |
| Dividends from investment income−net | (.48) | (.46) | (.49) | (.07) |
| Dividends from net realized gain on investments | (.04) | (.02) | (.13) | − |
| Total Distributions | (.52) | (.48) | (.62) | (.07) |
| Net asset value, end of period | 13.33 | 13.08 | 13.24 | 13.23 |
| **Total Return (%)** | 6.04 | 2.36 | 4.98 | 3.05[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .77 | .79 | .84 | .85[e] |
| Ratio of net expenses to average net assets | .77 | .77 | .77 | .77[e] |
| Ratio of net investment income to average net assets | 3.60 | 3.52 | 3.74 | 3.91[e] |
| Portfolio Turnover Rate | 53.26 | 50.68 | 60.12 | 47.78[d] |
| Net Assets, end of period ($ x 1,000) | 30,164 | 34,673 | 909 | 1 |

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.73% to 3.74% for Class M shares and Investor shares, respectively. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

| | Dreyfus Premier Shares | |
| | Year Ended August 31, | |
| **Mellon National Intermediate Municpal Bond Fund** | 2004 | 2003[a] |
|---|---|---|
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 13.08 | 13.37 |
| Investment Operations: | | |
| Investment income−net[b] | .41 | .36 |
| Net realized and unrealized gain (loss) on investments | .29 | (.28) |
| Total from Investment Operations | .70 | .08 |
| Distributions: | | |
| Dividends from investment income−net | (.41) | (.35) |
| Dividends from net realized gain on investments | (.04) | (.02) |
| Total Distributions | (.45) | (.37) |
| Net asset value, end of period | 13.33 | 13.08 |
| **Total Return (%)** | 5.43 | .58[c] |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets | 1.27 | 1.29[d] |
| Ratio of net expenses to average net assets | 1.27 | 1.27[d] |
| Ratio of net investment income to average net assets | 3.09 | 3.03[d] |
| Portfolio Turnover Rate | 53.26 | 50.68[c] |
| Net Assets, end of period ($ x 1,000) | 5,945 | 7,856 |

[a]  *From close of business on October 11, 2002 (date the fund began offering Dreyfus Premier shares) to August 31, 2003.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Not annualized.*

[d]  *Annualized.*

*See notes to financial statements.*

| Mellon National Short-Term Municipal Bond Fund | Class M Shares | | | |
|---|---|---|---|---|
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.86 | 12.91 | 12.90 | 12.50 |
| Investment Operations: | | | | |
| Investment income−net | .29[d] | .34[d] | .46[d] | .48 |
| Net realized and unrealized gain (loss) on investments | (.05) | (.03) | .10 | .40 |
| Total from Investment Operations | .24 | .31 | .56 | .88 |
| Distributions: | | | | |
| Dividends from investment income−net | (.29) | (.35) | (.46) | (.48) |
| Dividends from net realized gain on investments | − | (.01) | (.09) | − |
| Total Distributions | (.29) | (.36) | (.55) | (.48) |
| Net asset value, end of period | 12.81 | 12.86 | 12.91 | 12.90 |
| **Total Return (%)** | 2.00 | 2.35 | 4.43 | 7.15[e] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .53 | .55 | .57 | .58[f] |
| Ratio of expenses to average net assets | .53 | .52 | .52 | .52[f] |
| Ratio of net investment income to average net assets | 2.28 | 2.66 | 3.56 | 4.11[f] |
| Portfolio Turnover Rate | 28.12 | 22.15 | 50.86 | 44.18[e] |
| Net Assets, end of period ($ x 1,000) | 221,600 | 210,574 | 138,670 | 119,026 |

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

| **Mellon National Short-Term Municipal Bond Fund** | Investor Shares | | | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | | |
| | 2004 | 2003 | 2002[a] | 2001[b] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.84 | 12.91 | 12.90 | 12.78 |
| Investment Operations: | | | | |
| Investment income−net | .29[c] | .29[c] | .42[c] | .07 |
| Net realized and unrealized gain (loss) on investments | (.07) | (.04) | .10 | .12 |
| Total from Investment Operations | .22 | .25 | .52 | .19 |
| Distributions: | | | | |
| Dividends from investment income−net | (.27) | (.31) | (.42) | (.07) |
| Dividends from net realized gain on investments | − | (.01) | (.09) | − |
| Total Distributions | (.27) | (.32) | (.51) | (.07) |
| Net asset value, end of period | 12.79 | 12.84 | 12.91 | 12.90 |
| **Total Return (%)** | 1.72 | 2.01 | 4.16 | 1.48[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .79 | .81 | .72 | .96[e] |
| Ratio of net expenses to average net assets | .79 | .76 | .67 | .77[e] |
| Ratio of net investment income to average net assets | 2.08 | 2.44 | 4.15 | 3.76[e] |
| Portfolio Turnover Rate | 28.12 | 22.15 | 50.86 | 44.18[d] |
| Net Assets, end of period ($ x 1,000) | 94 | 33 | 1 | 1 |

[a] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealizd gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[b] From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

| Mellon Pennsylvania Intermediate Municipal Bond Fund | Class M Shares | | | |
| --- | --- | --- | --- | --- |
| | Year Ended August 31, | | | |
| | 2004 | 2003[a] | 2002[b] | 2001[c] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.95 | 13.15 | 13.16 | 12.50 |
| Investment Operations: | | | | |
| Investment income–net | .50[d] | .51[d] | .53[d] | .50 |
| Net realized and unrealized gain (loss) on investments | .21 | (.20) | .11 | .66 |
| Total from Investment Operations | .71 | .31 | .64 | 1.16 |
| Distributions: | | | | |
| Dividends from investment income–net | (.50) | (.51) | (.53) | (.50) |
| Dividends from net realized gain on investments | (.03) | – | (.12) | (.00)[e] |
| Total Distributions | (.53) | (.51) | (.65) | (.50) |
| Net asset value, end of period | 13.13 | 12.95 | 13.15 | 13.16 |
| **Total Return (%)** | 5.60 | 2.35 | 5.03 | 9.50[f] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .66 | .67 | .68 | .68[g] |
| Ratio of net expenses to average net assets | .66 | .67 | .67 | .67[g] |
| Ratio of net investment income to average net assets | 3.82 | 3.88 | 4.09 | 4.25[g] |
| Portfolio Turnover Rate | 18.87 | 17.58 | 34.50 | 39.32[f] |
| Net Assets, end of period ($ x 1,000) | 681,295 | 740,587 | 837,441 | 879,711 |

[a] Effective December 16, 2002, MPAM shares were redesignated as Class M shares.

[b] As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.08% to 4.09% for Class M shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

[c] From October 2, 2000 (commencement of operations) to August 31, 2001. Effective July 11, 2001, shares of the fund were redesignated as MPAM shares and the fund commenced selling Investor shares.

[d] Based on average shares outstanding at each month end.

[e] Amount represents less than $.01 per share.

[f] Not annualized.

[g] Annualized.

See notes to financial statements.

| | Investor Shares | | | |
| | Year Ended August 31, | | | |
| **Mellon Pennsylvania Intermediate Municipal Bond Fund** | 2004 | 2003 | 2002[a] | 2001[b] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 12.95 | 13.14 | 13.16 | 12.90 |
| Investment Operations: | | | | |
| Investment income—net | .47[c] | .48[c] | .54[c] | .07 |
| Net realized and unrealized gain (loss) on investments | .21 | (.20) | .06 | .26 |
| Total from Investment Operations | .68 | .28 | .60 | .33 |
| Distributions: | | | | |
| Dividends from investment income—net | (.47) | (.47) | (.50) | (.07) |
| Dividends from net realized gain on investments | (.03) | – | (.12) | – |
| Total Distributions | (.50) | (.47) | (.62) | (.07) |
| Net asset value, end of period | 13.13 | 12.95 | 13.14 | 13.16 |
| **Total Return (%)** | 5.41 | 2.09 | 4.69 | 2.58[d] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .92 | .93 | .94 | 1.14[e] |
| Ratio of net expenses to average net assets | .92 | .92 | .92 | .92[e] |
| Ratio of net investment income to average net assets | 3.56 | 3.59 | 3.84 | 3.86[e] |
| Portfolio Turnover Rate | 18.87 | 17.58 | 34.50 | 39.32[d] |
| Net Assets, end of period ($ x 1,000) | 2,741 | 2,944 | 963 | 230 |

[a]  *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.83% to 3.84% for Investor shares. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *From July 11, 2001 (date the fund began offering Investor shares) to August 31, 2001.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Not annualized.*

[e]  *Annualized.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

Please note that the financial highlights information in the following tables for the fund's Investor shares, Class M shares and Dreyfus Premier shares represents the financial highlights of the Class A shares, Class R shares and Class B shares, respectively, of the fund's predecessor, Dreyfus Premier Limited Term Massachusetts Municipal Fund (the Premier Massachusetts Fund) before the fund commenced operations as of the close of business on September 6, 2002, and represents the performance of the fund's Investor shares, Class M shares and Dreyfus Premier shares thereafter. Before the fund commenced operations, substantially all of the assets of the Premier Massachusetts Fund were transferred to the fund in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Premier Massachusetts Fund's Class A shares, Class R shares and Class B shares would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations also reflects how much an investment in the fund's Investor shares, Class M shares and Dreyfus Premier shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

| Mellon Massachusetts | Class M Shares | | | | | |
| | Year Ended August 31, | | Two Months Ended | Year Ended June 30, | | |
| Intermediate Municipal Bond Fund | 2004 | 2003[a] | August 31, 2002[b] | 2002[c] | 2001 | 2000 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.59 | 12.79 | 12.62 | 12.38 | 11.89 | 12.04 |
| Investment Operations: | | | | | | |
| Investment income—net | .48[d] | .50[d] | .09[d] | .52[d] | .55 | .54 |
| Net realized and unrealized gain (loss) on investments | .22 | (.21) | .17 | .24 | .49 | (.15) |
| Total from Investment Operations | .70 | .29 | .26 | .76 | 1.04 | .39 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.48) | (.49) | (.09) | (.52) | (.55) | (.54) |
| Dividends from net realized gain on investments | – | – | – | – | – | – |
| Total Distributions | (.48) | (.49) | (.09) | (.52) | (.55) | (.54) |
| Net asset value, end of period | 12.81 | 12.59 | 12.79 | 12.62 | 12.38 | 11.89 |
| **Total Return (%)** | 5.72 | 2.23 | 2.10[e] | 6.19 | 8.90 | 3.37 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .55 | .58 | .50[f] | .50 | .50 | .50 |
| Ratio of net expenses to average net assets | .50 | .50 | .50[f] | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | 3.74 | 3.93 | 3.94[f] | 4.18 | 4.49 | 4.58 |
| Portfolio Turnover Rate | 27.26 | 15.54 | 4.48[e] | 11.45 | 14.88 | 31.89 |
| Net Assets, end of period ($ x 1,000) | 197,140 | 173,311 | 170,030 | 162,413 | 126,264 | 96,832 |

[a]  *Effective December 16, 2002, MPAM shares were redesignated as Class M shares.*
[b]  *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*
[c]  *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*
[d]  *Based on average shares outstanding at each month end.*
[e]  *Not annualized.*
[f]  *Annualized.*
*See notes to financial statements.*

| Mellon Massachusetts | Investor Shares | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, | | Two Months Ended | Year Ended June 30, | | |
| **Intermediate Municipal Bond Fund** | 2004 | 2003 | August 31, 2002[a] | 2002[b] | 2001 | 2000 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.59 | 12.79 | 12.61 | 12.38 | 11.89 | 12.03 |
| Investment Operations: | | | | | | |
| Investment income−net | .45[c] | .47[c] | .08[c] | .49[c] | .52 | .51 |
| Net realized and unrealized gain (loss) on investments | .21 | (.20) | .18 | .23 | .49 | (.14) |
| Total from Investment Operations | .66 | .27 | .26 | .72 | 1.01 | .37 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.45) | (.47) | (.08) | (.49) | (.52) | (.51) |
| Dividends from net realized gain on investments | – | – | – | – | – | – |
| Total Distributions | (.45) | (.47) | (.08) | (.49) | (.52) | (.51) |
| Net asset value, end of period | 12.80 | 12.59 | 12.79 | 12.61 | 12.38 | 11.89 |
| **Total Return (%)** | 5.38 | 1.97 | 2.06[d,e] | 5.92[d] | 8.63[d] | 3.21[d] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .80 | .83 | .75[f] | .75 | .75 | .75 |
| Ratio of net expenses to average net assets | .75 | .75 | .75[f] | .75 | .75 | .75 |
| Ratio of net investment income to average net assets | 3.50 | 3.68 | 3.69[f] | 3.93 | 4.24 | 4.32 |
| Portfolio Turnover Rate | 27.26 | 15.54 | 4.48[e] | 11.45 | 14.88 | 31.89 |
| Net Assets, end of period ($ x 1,000) | 11,698 | 12,965 | 13,866 | 13,553 | 12,850 | 12,581 |

[a]  *The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.*

[b]  *As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.*

[c]  *Based on average shares outstanding at each month end.*

[d]  *Exclusive of sales charge which was applicable to Class A shares of the Premier Massachusetts Fund.*

[e]  *Not annualized.*

[f]  *Annualized.*

*See notes to financial statements.*

**64**

| Mellon Massachusetts Intermediate Municipal Bond Fund | Dreyfus Premier Shares | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended August 31, | | Two Months Ended August 31, 2002[a] | Year Ended June 30, | | |
| | 2004 | 2003 | | 2002[b] | 2001 | 2000 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 12.61 | 12.81 | 12.64 | 12.40 | 11.92 | 12.06 |
| Investment Operations: | | | | | | |
| Investment income−net | .38[c] | .40[c] | .07[c] | .43[c] | .46 | .45 |
| Net realized and unrealized gain (loss) on investments | .22 | (.20) | .17 | .24 | .48 | (.14) |
| Total from Investment Operations | .60 | .20 | .24 | .67 | .94 | .31 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.38) | (.40) | (.07) | (.43) | (.46) | (.45) |
| Dividends from net realized gain on investments | – | – | – | – | – | – |
| Total Distributions | (.38) | (.40) | (.07) | (.43) | (.46) | (.45) |
| Net asset value, end of period | 12.83 | 12.61 | 12.81 | 12.64 | 12.40 | 11.92 |
| **Total Return (%)** | 4.85 | 1.55 | 1.98[d,e] | 5.40[d] | 8.00[d] | 2.70[d] |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.30 | 1.33 | 1.25[f] | 1.25 | 1.25 | 1.25 |
| Ratio of net expenses to average net assets | 1.25 | 1.25 | 1.25[f] | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income to average net assets | 3.01 | 3.19 | 3.17[f] | 3.41 | 3.74 | 3.80 |
| Portfolio Turnover Rate | 27.26 | 15.54 | 4.48[e] | 11.45 | 14.88 | 31.89 |
| Net Assets, end of period ($ x 1,000) | 655 | 941 | 1,484 | 1,251 | 862 | 738 |

[a] The Premier Massachusetts Fund has changed its fiscal year end from June 30 to August 31.

[b] As required, effective July 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended June 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.40% to 3.41%. Per share data and ratios/supplemental data for periods prior to July 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

[d] Exclusive of sales charge which was applicable to Class B shares of the Premier Massachusetts Fund.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

## NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following non-diversified municipal bond funds: Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund (each, a "fund" and collectively, the "funds"). Mellon National Intermediate Municipal Bond Fund and Mellon National Short-Term Municipal Bond Fund seek to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Mellon Pennsylvania Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital. Mellon Massachusetts Intermediate Municipal Bond Fund seeks as high a level of income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without front-end sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund and in the Dreyfus Premier class shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund. Dreyfus Premier shares of Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund are subject to a contingent deferred sales charge ("CDSC") imposed on redemptions of Dreyfus Premier shares made within six years of purchase and automatically convert to Investor class shares after six years. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class, the shareholder services plan applicable to the Investor shares and Dreyfus Premier shares and the Rule 12b-1 plan applicable to the Dreyfus Premier shares and certain voting rights.

On October 11, 2002, pursuant to an Agreement and Plan of Reorganization previously approved by the Trust's Board, all of the assets, subject to the liabilities, of Dreyfus Premier Limited Term Municipal Fund ("Premier Municipal Fund"), a series of The Dreyfus/Laurel Tax-Free Funds, were transferred to MPAM National Intermediate Municipal Bond Fund (now known as Mellon National Intermediate Municipal Bond Fund), in exchange for shares of beneficial interest of MPAM National Intermediate Municipal Bond Fund's MPAM shares, Investor shares and Dreyfus Premier shares of equal value. Holders of Class A and Class C shares of Premier Municipal Fund received Investor shares of MPAM National Intermediate Municipal Bond Fund, holders of Class B shares of Premier Municipal Fund received Dreyfus Premier shares of MPAM National Intermediate Municipal Bond Fund and holders of Class R shares of Premier Municipal Fund received MPAM shares (now designated as Class M shares) of MPAM National Intermediate Municipal Bond Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in Premier Municipal Fund at the time of the exchange. MPAM National Intermediate Municipal Bond Fund's net asset value on October 11,

2002 was $13.38 per share for its MPAM shares, $13.37 per share for its Investor shares and, after the reorganization, $13.37 per share for its Dreyfus Premier shares, and a total of 4,358,772 MPAM shares, 3,539,573 Investor shares and 756,607 Dreyfus Premier shares, representing net assets of $58,320,367 MPAM shares, $47,324,085 Investor shares and $10,115,259 Dreyfus Premier shares (including $9,117,259 net unrealized appreciation on investments), were issued to Premier Municipal Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

On September 6, 2002, pursuant to an Agreement and Plan of Reorganization previously approved by the Trust's Board, all of the assets, subject to the liabilities, of Dreyfus Premier Limited Term Massachusetts Municipal Fund ("Premier Massachusetts Fund"), a series of The Dreyfus/Laurel Tax-Free Municipal Funds, were transferred to MPAM Massachusetts Intermediate Municipal Bond Fund (now known as Mellon Massachusetts Intermediate Municipal Bond Fund) in exchange for shares of beneficial interest of MPAM Massachusetts Intermediate Municipal Bond Fund's MPAM shares (now designated as Class M shares), Investor shares and Dreyfus Premier shares of equal value. Holders of Class A and Class C shares of Premier Massachusetts Fund received Investor shares of MPAM Massachusetts Intermediate Municipal Bond Fund, holders of Class B shares of Premier Massachusetts Fund received Dreyfus Premier shares of MPAM Massachusetts Intermediate Municipal Bond Fund and holders of Class R shares of Premier Massachusetts Fund received MPAM shares of MPAM Massachusetts Intermediate Municipal Bond Fund, in each case in an amount equal to the aggregate net asset value of their respective investment in Premier Massachusetts Fund at the time of the exchange. MPAM Massachusetts Intermediate Municipal Bond Fund's net asset value on September 6, 2002, after the reorganization, was $12.90 per share for its MPAM shares, $12.89 per share for its Investor shares and $12.92 per share for its Dreyfus Premier shares, and a total of 13,317,767 MPAM shares, 1,205,639 Investor shares and 113,401 Dreyfus Premier

shares, representing net assets of $171,745,952 MPAM shares, $15,545,868 Investor shares and $1,464,748 Dreyfus Premier shares (including $12,048,678 net unrealized appreciation on investments), were issued to Premier Massachusetts Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares for each fund based upon the relative proportion of net assets of each class.

The funds' financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

## NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in municipal securities (excluding options and financial futures on municipal, U.S. Treasury securities and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Trust's Board. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of each fund's securities) are valued by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

Options traded over-the-counter are priced at the mean between the bid prices and the asked prices. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The funds have an arrangement with the custodian banks whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as expense offsets in the Statements of Operations.

**(c) Financial futures:** The funds may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The funds are exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the funds to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the funds recognize a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to

change. Contracts open at August 31, 2004, are set forth in the relevant fund's Statement of Financial Futures.

**(d) Concentration of risk:** Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(e) Dividends to shareholders:** The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of each fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

**Table 1** summarizes each fund's components of accumulated earnings on a tax basis at August 31, 2004.

**Table 2** summarizes each fund's capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004.

Table 3 summarizes each fund's tax character of distributions paid to shareholders during the fiscal years ended August 31, 2004 and August 31, 2003, respectively.

During the period ended August 31, 2004, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the funds increased (decreased) accumulated undistributed investment income-net, increased (decreased) accumulated net realized gain (loss) on investments and increased (decreased) paid-in capital as summarized in **Table 4**. Net assets were not affected by this reclassification.

## NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

**(a)** Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .35 of 1% of the Mellon National Intermediate Municipal Bond Fund, .35 of 1% of the Mellon National Short-Term Municipal Bond Fund, .50 of 1% of the Mellon Pennsylvania Intermediate Municipal Bond Fund and .50 of 1% of the Mellon Massachusetts Intermediate Municipal Bond Fund.

**Table 1.**

| | Undistributed Ordinary Income ($) | Undistributed Capital Gains (Losses) ($) | Unrealized Appreciation (Depreciation) ($) | Capital (Losses) Realized After October 31, 2003 ($) |
|---|---|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | 553,868 | 2,542,534 | 40,904,351 | – |
| Mellon National Short-Term Municipal Bond Fund | – | 32,054 | 2,268,742 | – |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | – | 4,233,854 | 42,668,478 | – |
| Mellon Massachusetts Intermediate Municipal Bond Fund | – | (521,013) | 10,379,124 | – |

**Table 2.**

| Expiring in fiscal† | 2006($) | 2007 ($) | 2008 ($) | 2009 ($) | 2010 ($) | 2011 ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | – | – | – | – | – | – | – |
| Mellon National Short-Term Municipal Bond Fund | – | – | – | – | – | – | – |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | – | – | – | – | – | – | – |
| Mellon Massachusetts Intermediate Municipal Bond Fund | – | – | – | 15,683 | 388,128 | 117,202 | 521,013 |

† If not applied, the carryovers expire in the above year.

**Table 3.**

| | Tax-Exempt Income ($) | | Ordinary Income ($) | | Long-Term Capital Gains ($) | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Mellon National Intermediate Municipal Bond Fund | 25,736,391 | 24,812,429 | 306,202 | 729,468 | 1,757,154 | 122,416 |
| Mellon National Short-Term Municipal Bond Fund | 5,125,374 | 4,746,958 | – | 97,518 | – | 82,505 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 27,478,956 | 30,720,069 | – | – | 1,794,715 | – |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 7,316,764 | 7,257,611 | – | – | – | – |

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

| | |
|---|---|
| 0 up to $6 billion | .15 of 1% |
| $6 billion up to $12 billion | .12 of 1% |
| In excess of $12 billion | .10 of 1% |

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon pays Dreyfus for performing certain administrative services.

Mellon had agreed, until September 30, 2003, with respect to Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund and Mellon Pennsylvania Intermediate Municipal Bond Fund, to waive receipt of its fees and/or to reimburse a portion of each fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses would not exceed, in the aggregate, the rate per annum of the fund's average daily net assets as follows:

.52 of 1% of the Mellon National Intermediate Municipal Bond Fund and .52 of 1% of the Mellon National Short-Term Municipal Bond Fund.

Mellon Bank has agreed, until September 30, 2007, with respect to Mellon Massachusetts Intermediate Municipal Bond Fund, to waive receipt of its fees and/or reimburse a portion of the fund's expenses, exclusive of taxes, interest, brokerage commissions, Rule 12b-1 fees, Shareholder Services Plan fees and extraordinary expenses, so that the fund's expenses, in the aggregate, do not exceed an annual rate of .50 of 1% of the value of the fund's average daily net assets. **Table 5** summarizes the amounts waived during the period ended August 31, 2004.

**Table 5.**

| | |
|---|---|
| Mellon National Intermediate Municipal Bond Fund | $ 1,210 |
| Mellon National Short-Term Municipal Bond Fund | 1,968 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | – |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 98,384 |

During the period ended August 31, 2004, the Distributor retained $18,148 from contingent deferred sales charges on redemptions of the Mellon National Intermediate Municipal Bond Fund's Dreyfus Premier shares, and $5,269 from contingent deferred sales charges on redemptions of the Mellon Massachusetts Intermediate Municipal Bond Fund's Dreyfus Premier shares.

**(b)** Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act for distributing its Dreyfus Premier shares. The funds each pay the Distributor a fee at an annual rate of .50 of 1% of the

**Table 4.**

| | Accumulated Undistributed Investment Income-Net ($) | Accumulated Net Realized Gain (Loss) ($) | Paid-in Capital ($) |
|---|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | (133,603) | 75,865 | 57,738 |
| Mellon National Short-Term Municipal Bond Fund | (4,927) | 4,927 | – |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | (54,431) | 16,477 | 37,954 |
| Mellon Massachusetts Intermediate Municipal Bond Fund | (11,056) | 9,735 | 1,321 |

value of the fund's average daily net assets attributable to its Dreyfus Premier shares. During the period ended August 31, 2004, Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund, Dreyfus Premier shares were charged $34,762 and $4,480, respectively, pursuant to the Plan.

(c) The funds have adopted a Shareholder Services Plan with respect to its Investor shares, and Mellon National Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund have adopted a Shareholder Services Plan with respect to its Dreyfus Premier shares, pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares and Dreyfus Premier shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares and Dreyfus Premier shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 6** summarizes the amounts Investor shares and Dreyfus Premier shares were charged during the period ended August 31, 2004, pursuant to the Shareholder Services Plan. Additional fees included in

shareholder servicing costs in the Statement of Operations include fees paid to the transfer agent.

**Table 6.**

| | |
|---|---|
| Mellon National Intermediate Municipal Bond Fund (Investor Shares) | $79,255 |
| Mellon National Intermediate Municipal Bond Fund (Dreyfus Premier Shares) | 17,381 |
| Mellon National Short-Term Municipal Bond Fund | 265 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 7,513 |
| Mellon Massachusetts Intermediate Municipal Bond Fund (Investor Shares) | 30,882 |
| Mellon Massachusetts Intermediate Municipal Bond Fund (Dreyfus Premier Shares) | 2,240 |

The funds compensate Mellon under a Custody Agreement for providing custodial services for the funds. **Table 7** summarizes the amounts the funds were charged during the period ended August 31, 2004 pursuant to the custody agreement.

**Table 7.**

| | |
|---|---|
| Mellon National Intermediate Municipal Bond Fund | $ 62,053 |
| Mellon National Short-Term Municipal Bond Fund | 16,475 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 53,851 |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 14,734 |

**Table 8** summarizes the components of Due to the Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

**Table 8.**

| | Investment Advisory Fees ($) | Rule 12b-1 Distribution Plan Fees ($) | Shareholder Services Fees ($) | Custodian Fees ($) | Reimbursement($) |
|---|---|---|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | 201,672 | 2,506 | 7,554 | 8,371 | − |
| Mellon National Short-Term Municipal Bond Fund | 65,551 | − | 14 | 2,611 | − |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 288,079 | − | 578 | 9,175 | − |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 61,483 | 283 | 2,621 | 4,698 | (2,279) |

**(d)** Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out- of-pocket expenses. Prior to July 1, 2004, the annual fee payable to each trustee was $35,000 and prior to September 14, 2004, the attendance fee was $3,000 for each in-person meeting.

## NOTE 4—Securities Transactions:

**Table 9** summarizes each fund's aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended August 31, 2004.

**Table 10** summarizes the cost of investments for federal income tax purposes and accumulated net unrealized appreciation (depreciation) on investments for each fund at August 31, 2004.

Each fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The funds may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. Net periodic interest payments to be received or paid are accrued daily and are recorded in the Statement of Operations as a net realized gain/loss. Interest rate swaps are marked-to-market daily and change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. At August 31, 2004, there were no interest rate swaps outstanding.

Realized gains or losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

## NOTE 5—Bank Line of Credit:

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the

**Table 9.**

| | Purchases ($) | Sales ($) |
|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | 351,888,044 | 344,586,335 |
| Mellon National Short-Term Municipal Bond Fund | 83,087,711 | 59,823,254 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 131,428,329 | 202,411,249 |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 72,118,617 | 51,312,796 |

**Table 10.**

| | Cost of Investments ($) | Gross Appreciation ($) | Gross (Depreciation) ($) | Net ($) |
|---|---|---|---|---|
| Mellon National Intermediate Municipal Bond Fund | 644,412,667 | 41,369,947 | 465,596 | 40,904,351 |
| Mellon National Short-Term Municipal Bond Fund | 216,452,762 | 2,522,623 | 253,881 | 2,268,742 |
| Mellon Pennsylvania Intermediate Municipal Bond Fund | 635,144,531 | 42,918,754 | 250,276 | 42,668,478 |
| Mellon Massachusetts Intermediate Municipal Bond Fund | 200,410,450 | 10,501,058 | 121,934 | 10,379,124 |

funds based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the funds did not borrow under the line of credit.

## NOTE 6—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

**The Board of Trustees and Shareholders**
**Mellon Funds Trust**

We have audited the accompanying statements of assets and liabilities of Mellon National Intermediate Municipal Bond Fund, Mellon National Short-Term Municipal Bond Fund, Mellon Pennsylvania Intermediate Municipal Bond Fund and Mellon Massachusetts Intermediate Municipal Bond Fund of Mellon Funds Trust (collectively "the Funds"), including the statements of investments and statements of financial futures, as of August 31, 2004, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2004, by correspondence with the custodian and brokers. As to securities purchased but not yet received, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2004, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles..

KPMG LLP

New York, New York
October 11, 2004

**Mellon National Intermediate Municipal Bond Fund**

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2004:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0350 per share as a long-term capital gain distribution of the $.0411 per share paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

**Mellon National Short-Term Municipal Bond Fund**

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

**Mellon Pennsylvania Intermediate Municipal Bond Fund**

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2004:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax), and

— the fund hereby designates $.0320 per share as a long-term capital gain distribution paid on December 5, 2003.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

**Mellon Massachusetts Intermediate Municipal Bond Fund**

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099-DIV which will be mailed by January 31, 2005.

**Patrick J. O'Connor (61)**
**Chairman of the Board (2000)**

*Principal Occupation During Past 5 Years:*

- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2001

*Other Board Memberships and Affiliations:*

- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee

*No. of Portfolios for which Board Member Serves:* 16

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**Ronald R. Davenport (68)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Sheridan Broadcasting Corporation since July 1972

*Other Board Memberships and Affiliations:*

- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Momentum Equity Group LLC, Director

*No. of Portfolios for which Board Member Serves:* 16

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**John L. Diederich (67)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

*Other Board Memberships and Affiliations:*

- Continental Mills, a dry baking products company, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Maureen D. McFalls (59)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

*Other Board Memberships and Affiliations:*

- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Coro Center For Civic Leadership, Board Member

*No. of Portfolios for which Board Member Serves:* 16

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**Kevin C. Phelan (60)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998.

*Other Board Memberships and Affiliations:*

- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust, Director
- St. Elizabeth's Medical Center of Boston, Board Member
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Board of Visitors of Babson College, Board Member
- Board of Visitors of Boston University School of Public Health, Board Member
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member

*No. of Portfolios for which Board Member Serves:* 16

76

**Patrick J. Purcell (56)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- Owner, President and Publisher of The Boston Herald since February 1994
- President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
- President and Chief Executive Officer, Herald Media and 2001

*Other Board Memberships and Affiliations:*
- The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Vice Chairman
- The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
- United Way of Massachusetts Bay, Board Member
- Greater Boston Chamber of Commerce, Board Member
- St. John's University, Trustee
- New England Medical Center, Trustee
- Stonehill College, Trustee

*No. of Portfolios for which Board Member Serves:* 16

**Thomas F. Ryan, Jr. (63)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
- Retired since April 1999
- President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

*Other Board Memberships and Affiliations:*
- Boston College, Trustee
- Brigham & Women's Hospital, Trustee
- New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
- RepliGen Corporation, a biopharmaceutical company, Director
- M/C Communication, a medical education company, Director

*No. of Portfolios for which Board Member Serves:* 16

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.*

**LAWRENCE P. KEBLUSEK, President since September 2002.**

As Chief Investment Officer of Mellon's Private Wealth Management group, Mr. Keblusek is responsible for investment strategy, policy and implementation for Mellon's Private Wealth Management group. Prior to joining Mellon, Mr. Keblusek was a Managing Director at Citigroup since 1995. He was previously a Vice President of the Trust. He is 55 years old and has been employed by Mellon since August 2002.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

**CHRISTOPHER SHELDON, Vice President since September 2002.**

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research. Prior to assuming his current position, Mr. Sheldon was the West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He is 38 years old has been employed by Mellon since January 1995.

**JEFF PRUSNOFSKY, Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 87 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

**STEVEN F. NEWMAN, Assistant Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 30 investment companies (comprised of 59 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since August 1981.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Mellon Funds Trust**
c⁄o The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Investment Adviser**

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA  15258

**Sub-Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA  15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY  10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY  10166

---

**Telephone**  Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

**Mail**  PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

# *The Mellon Funds*

Mellon Money Market Fund
Mellon National Municipal Money Market Fund

**ANNUAL REPORT** August 31, 2004

⫽ **Mellon**

# Contents

## For More Information

Back cover

The views expressed herein are current to the date of this report. These views and the composition of the funds' portfolios are subject to change at any time based on market and other conditions.

> • Not FDIC-Insured
> • Not Bank-Guaranteed
> • May Lose Value

# The Funds



## LETTER FROM THE PRESIDENT

Dear Shareholder:

This annual report for The Mellon Funds covers the period from September 1, 2003, through August 31, 2004. Inside, you'll find valuable information about how the funds were managed during the reporting period, including discussions with each fund manager.

Although strong performance during the closing months of 2003 contributed to generally attractive equity returns for the reporting period overall, stock prices have retreated modestly so far in 2004. In contrast, bond market sectors have remained relatively strong, despite higher short-term interest rates. Investors apparently have revised their expectations of U.S. economic growth downward in response to ongoing geopolitical tensions, high energy prices and some persistently disappointing labor statistics.

In these challenging times, we believe it remains critical to keep focused on a long-term wealth management strategy. The broad range of asset classes represented by The Mellon Funds provides an excellent opportunity to position your portfolio for all market environments and your portfolio manager welcomes the opportunity to work with you in meeting your overall wealth management objectives.

Thank you for your continued confidence in Mellon.

Sincerely,

*Lawrence P. Keblusek*

Lawrence P. Keblusek
President
Mellon Funds Trust
September 15, 2004



## DISCUSSION OF
## FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

### How did Mellon Money Market Fund perform during the period?

For the 12-month period ended August 31, 2004, the fund produced yields of 0.82% for its Class M shares and 0.57% for its Investor shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.82% and 0.57% for its Class M shares and Investor shares, respectively. [1]

Although short-term interest rates remained at or near historical lows for much of the reporting period, they began to rise during the spring of 2004 as investors anticipated a less accommodative monetary policy from the Federal Reserve Board (the "Fed"), which raised short-term interest rates in June and August.

### What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including U.S. government securities; certificates of deposit, time deposits, bankers' acceptances and other short-term domestic or foreign bank obligations; repurchase agreements; asset-backed securities; high-grade commercial paper and other short-term corporate obligations; and taxable municipal obligations. Normally, the fund invests at least 25% of its net assets in bank obligations.

### What other factors influenced the fund's performance?

Despite a reduction in short-term interest rates toward historical lows in the months before the start of the reporting period, signs of stronger economic growth and potential inflationary pressures led to a sharp sell-off in longer-term bond markets during the summer of 2003. However, money market securities generally remained stable during this volatile time, anchored at the short end of their maturity range by the 1% federal funds rate.

During the fall of 2003 and winter of 2004, the U.S. economy indeed began to show signs of more robust improvement, but inflationary pressures generally failed to materialize, as U.S. labor markets remained sluggish. As a result, money market yields remained near historical lows through the first quarter of 2004.

In early April 2004, stronger-than-expected employment gains suggested that long-dormant inflationary pressures might finally be resurfacing, causing many investors to anticipate that the Fed might soon begin to reverse course and raise short-term interest rates. In response, money market yields at the longer end of the maturity spectrum began to rise, and yield difference between shorter- and longer-term money market instruments, known as the "yield spread," began to widen.

As expected, the Fed increased short-term interest rates at its meeting in late June and again in August, driving the federal funds rate to 1.50%. While yields of shorter-term money market instruments with maturities of up to six months rose only modestly, yields of money market instruments in the six- to 12-month range climbed more substantially. This yield spread was due to an increased demand for shorter-term securities relative to longer-term securities, as investors sought to manage the risks of a newly rising interest-rate environment.

In this changing market environment, we generally maintained what we regarded as a cautious investment posture, keeping the fund's weighted average maturity in a range that was in line with industry averages. When longer-term money market yields began to rise in the spring of 2004, however, we began to extend the fund's weighted average maturity moderately in an attempt to capture higher yields as they became available. However, because most other money market funds also extended their weighted average maturities, the fund ended the reporting period with a weighted average maturity that remained in line with industry averages.

In addition, we sought to invest in a variety of money market instruments that met our investment posture. For example, commercial paper generally offered higher yields than U.S. Treasury securities of comparable maturities, and the fund ended the reporting period with more than half of its assets invested in commercial paper. Also, because yields of high-quality, taxable municipal securities were higher than yields of other money market securities during parts of the reporting period, we allocated a relatively small but significant portion of the fund's assets to such instruments. The balance of the fund's assets was invested in bank certificates of deposit and floating-rate securities.

### What is the fund's current strategy?

The U.S. economy appeared to hit a "soft patch" during the summer of 2004, as uncertainty related to higher energy prices, the war on terrorism and the presidential election took its toll. However, the Fed suggested in its public comments that prevailing economic weakness was probably temporary, leading most analysts to expect further interest-rate hikes by year-end. Accordingly, as of the end of the reporting period we have continued to maintain what we believe to be a generally defensive strategy, including a neutral weighted average maturity and an emphasis on high-quality commercial paper. In our view, this is a prudent approach until the economy's direction and the outlook for interest rates become clearer.

September 15, 2004

---

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*



## DISCUSSION OF
## FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

### How did Mellon National Municipal Money Market Fund perform during the period?

For the 12-month period ended August 31, 2004, the fund produced yields of 0.70% for its Class M shares and 0.45% for its Investor shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.70% and 0.45% for its Class M shares and Investor shares, respectively. [1]

Although short-term interest rates remained at or near historical lows for much of the reporting period, they began to rise during the spring of 2004 as investors anticipated a less accommodative monetary policy from the Federal Reserve Board (the "Fed"), which raised short-term interest rates in June and August.

### What is the fund's investment approach?

The fund seeks as high level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. To pursue its goal, the fund invests at least 80% of its assets in short-term municipal obligations that provide income exempt from federal income tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund may invest up to 20% of its total assets in taxable money market securities, such as U.S. government obligations, bank and corporate obligations and commercial paper.

### What other factors influenced the fund's performance?

Despite a reduction in short-term interest rates toward historical lows in the months before the start of the reporting period, signs of stronger economic growth and potential inflationary pressures led to a sharp sell-off in longer-term bond markets, including municipal bonds, during the summer of 2003. However, tax-exempt money market securities generally remained stable during this volatile time, anchored at the short end of their maturity range by the 1% federal funds rate.

During the fall of 2003 and winter of 2004, the U.S. economy indeed began to show signs of more robust improvement, but inflationary pressures generally failed to materialize, as U.S. labor markets remained sluggish. As a result, tax-exempt money market yields remained low through the first quarter of 2004.

In early April 2004, stronger-than-expected employment gains suggested that long-dormant inflationary pressures might finally be resurfacing, causing many investors to anticipate that the Fed might soon begin to reverse course and raise short-term interest rates. As a result, money market yields at the longer end of the maturity spectrum began to rise, and yield difference between shorter- and longer-term money market instruments, known as the "yield spread," began to widen.

As expected, the Fed increased short-term interest rates at its meeting in late June and again in August, driving the federal funds rate to 1.50%. While yields of shorter-term instruments rose modestly as a result, longer-term money market yields climbed more substantially. That's primarily because demand for shorter-term securities was stronger than demand of longer-term securities, as investors sought to manage the risks of a newly rising interest-rate environment. At the same time, the stronger economy helped relieve some of the fiscal pressure on states and municipalities, and the supply of short-term securities moderated compared to the same period one year earlier, putting further downward pressure on yields.

In this changing market environment, we generally maintained what we regarded as a cautious investment posture, keeping the fund's weighted average maturity in a range that was in line with or slightly shorter than industry averages. When longer-term money market yields began to rise in the spring of 2004, however, we began to extend the fund's weighted average maturity moderately in an attempt to capture higher yields as they became available. Nonetheless, the fund ended the reporting period with a weighted average maturity that generally was in line with industry averages.

While we adjusted the fund's weighted average maturity in anticipation of changes in interest rates and supply-and-demand factors, the mix of securities in the fund remained relatively constant throughout the reporting period. Consistent with our defensive bias, approximately 80% of the fund's assets were invested in variable-rate securities on which yields are reset daily or weekly. The balance of the fund's assets was invested in municipal notes and short-term bonds and, to a lesser extent, tender bonds and tax-exempt commercial paper.

## What is the fund's current strategy?

The U.S. economy appeared to hit a "soft patch" during the summer of 2004 as uncertainty related to higher energy prices, the war on terrorism and the presidential election took its toll. However, the Fed suggested in its public comments that prevailing economic weakness was probably temporary, leading most analysts to expect further interest-rate hikes by year-end. Accordingly, as of the end of the reporting period we have continued to maintain what we believe to be a generally defensive strategy, including a neutral weighted average maturity and an emphasis on variable-rate securities. In our view, this is a prudent approach until the economy's direction and the outlook for interest rates become clearer.

September 15, 2004

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of the funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from March 1, 2004 to August 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares |
|---|---|---|
| **Mellon Money Market Fund** | | |
| Expenses paid per $1,000† | $ 1.66 | $ 3.22 |
| Ending value (after expenses) | $1,004.50 | $1,003.20 |
| **Mellon National Municipal Money Market Fund** | | |
| Expenses paid per $1,000† | $ 1.66 | $ 2.97 |
| Ending value (after expenses) | $1,003.70 | $1,002.40 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total costs) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended August 31, 2004

|  | Class M Shares | Investor Shares |
|---|---|---|
| **Mellon Money Market Fund** | | |
| Expenses paid per $1,000† | $ 1.68 | $ 3.25 |
| Ending value (after expenses) | $1,023.48 | $1,021.92 |
| **Mellon National Municipal Money Market Fund** | | |
| Expenses paid per $1,000† | $ 1.68 | $ 3.00 |
| Ending value (after expenses) | $1,023.48 | $1,022.17 |

† *Expenses are equal to the Mellon Money Market Fund annualized expense ratio of .33% for Class M and .64% for Investor Class and Mellon National Municipal Money Market Fund, .33% for Class M and .59% for Investor Class, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

## Mellon Money Market Fund

| Bond Anticipation Notes—1.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| Camden County Improvement Authority 2.65%, 8/4/2005 | 4,000,000 | 4,000,000 |
| State of Maine 3.50%, 6/23/2005 | 3,750,000 | 3,775,100 |
| **Total Bond Anticipation Notes** (cost $7,775,100) | | **7,775,100** |

| Negotiable Bank Certificates of Deposit—16.3% | | |
|---|---|---|
| BNP Paribas (Yankee) 1.13%, 10/5/2004 | 15,000,000 | 15,000,070 |
| HSBC Bank USA (Domestic) 1.53%, 9/27/2004 | 20,000,000 | 20,000,000 |
| Rabobank Nederland (Domestic) 1.155%, 10/15/2004 | 10,000,000 | 10,000,058 |
| State Street Bank & Trust Co. (Domestic) 1.78%, 12/29/2004 | 10,000,000 | 10,000,000 |
| Wells Fargo Bank N.A. (Domestic) 1.53%, 9/23/2004 | 22,000,000 | 22,000,000 |
| **Total Negotiable Bank Certificates of Deposit** (cost $77,000,128) | | **77,000,128** |

| Commercial Paper—59.6% | | |
|---|---|---|
| AIG Funding Inc., Discount Notes 1.60%–1.62%, 11/16/2004–11/23/2004 | 23,000,000 | 22,918,024 |
| Alaska Housing Finance Corp., Discount Notes 1.66%, 11/2/2004 | 5,625,000 | 5,608,917 |
| American Express Credit Corp., Discount Notes 1.45%–1.50%, 9/2/2004–9/22/2004 | 23,000,000 | 22,989,892 |
| Banco Santander, Discount Notes 1.54%, 9/22/2004 | 22,000,000 | 21,980,236 |
| Barclays US Funding Corp., Discount Notes 1.04%, 9/13/2004 | 10,000,000 | 9,996,533 |
| General Electric Capital Corp., Discount Notes 1.06%, 9/10/2004 | 10,000,000 | 9,997,350 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| General Electric Capital Service, Discount Notes 1.51%, 9/21/2004 | 12,000,000 | 11,989,933 |
| HBOS Treasury Services PLC, Discount Notes 1.52%–1.645%, 10/8/2004–11/16/2004 | 20,000,000 | 19,949,650 |
| ING US Funding LLC, Discount Notes 1.40%–1.46%, 9/14/2004–9/15/2004 | 17,625,000 | 17,615,467 |
| KFW International Finance Inc., Discount Notes 1.40%–1.51%, 11/8/2004–12/10/2004 | 20,000,000 [a] | 19,931,612 |
| Oakland–Alameda County Coliseum Authority 1.45%–1.63%, 9/7/2004–10/7/2004 | 24,100,000 | 24,100,000 |
| Royal Bank of Scotland PLC, Discount Notes 1.56%, 10/12/2004 | 20,000,000 | 19,964,467 |
| Salvation Army 1.50%–1.85%, 9/17/2004–12/22/2004 | 17,860,000 | 17,860,000 |
| Societe Generale, Discount Notes 1.38%–1.41%, 9/8/2004–11/5/2004 | 20,000,000 | 19,971,859 |
| Transmission Authority of Northern California 1.44%, 9/13/2004 | 6,325,000 | 6,325,000 |
| UBS Finance Delaware LLC, Discount Notes 1.39%–1.50%, 9/2/2004–9/3/2004 | 22,000,000 | 21,998,728 |
| University of Michigan 1.58%, 9/20/2004 | 7,935,000 | 7,935,000 |
| **Total Commercial Paper** (cost $281,132,668) | | **281,132,668** |

| Mandatory Demand Notes—1.5% | | |
|---|---|---|
| Alaska State Housing Finance Corp. 1.40%, 9/1/2004 (cost $7,000,000) | 7,000,000 | **7,000,000** |

## Mellon Money Market Fund (continued)

| Optional Demand Notes—17.0% | Principal Amount ($) | Value ($) | Revenue Notes—1.7% | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| Cuyahoga County 1.55%, 9/21/2004 | 8,600,000 [b] | 8,600,000 | New York State Thruway Authority 2.02%, 3/15/2005 (cost $8,002,452) | 8,000,000 | **8,002,452** |
| Eskaton Lodge Granite 1.62%, 9/14/2004 | 7,000,000 [b] | 7,000,000 | | | |
| General Secretariate OAS 1.60%, 9/14/2004 | 4,370,000 [b] | 4,370,000 | **U.S. Government Agencies—.8%** | | |
| New Jersey Economic Development Authority 1.48%, 10/1/2004 | 5,900,000 [b] | 5,900,000 | Federal National Mortgage Association, Notes 1.81%, 5/27/2005 (cost $4,000,000) | 4,000,000 [b] | **4,000,000** |
| New York State Housing Finance Agency 1.62%, 9/21/2004 | 8,500,000 [b] | 8,500,000 | **Variable Rate Demand Notes—1.3%** | | |
| Pitney Road Partners 1.69%, 9/21/2004 | 5,335,000 [b] | 5,335,000 | Bochasanwasi Shree Akshar Purushottam Swaminaryan Sanstha 1.73% 9/21/2004 (cost $6,200,000) | 6,200,000 [b] | **6,200,000** |
| Sacramento County 1.61%, 9/21/2004 | 15,800,000 [b] | 15,800,000 | | | |
| Tulsa Oklahoma Airport Improvement Trust 1.62%, 9/21/2004 | 17,150,000 [b] | 17,150,000 | **Total Investments** (cost $471,140,348) | **99.8%** | **471,140,348** |
| Washington State Housing Finance Commission 1.63%–1.65%, 9/14/2004 | 7,375,000 [b] | 7,375,000 | **Cash and Receivables (Net)** | **.2%** | **794,824** |
| **Total Optional Demand Notes** (cost $80,030,000) | | **80,030,000** | **Net Assets** | **100.0%** | **471,935,172** |

[a] Security exempt from registration under Rule 144A of the Secutities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2004, this security amounted to $19,931,612 or 4.2% of net assets.

[b] Variable interest rate—subject to periodic change.

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 44.2 | Insurance | 4.9 |
| Finance | 13.8 | County General Obligation | 4.2 |
| Industrial Revenue | 6.7 | Other | 14.9 |
| Housing | 6.0 | | |
| Lease Revenue | 5.1 | | **99.8** |

† Based on net assets.

See notes to financial statements.

## Mellon National Municipal Money Market Fund

| Tax Exempt Investments—101.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Alabama—6.0%** | | |
| Birmingham-Carraway Special Care Facilities Financing Authority, Health Care Facilities Revenue, VRDN (Carraway Methodist Hospitals) 1.34% (LOC; Amsouth Bank) | 15,100,000 [a] | 15,100,000 |
| Daphne-Villa Mercy Special Care Facilities Financing Authority Health Care Facilities Revenue VRDN (Mercy Medical Project) 1.30% (LOC; Amsouth Bank) | 4,300,000 [a] | 4,300,000 |
| Port City Medical Clinic Board Health Care Facilities Revenue VRDN (Infirmary Health Systems) 1.34% (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 10,000,000 [a] | 10,000,000 |
| **Arizona—.8%** | | |
| Maricopa County Industrial Development Authority, MFHR VRDN (Gran Victoria Housing Project) 1.33% (Insured; FNMA) | 4,000,000 [a] | 4,000,000 |
| **Arkansas—.9%** | | |
| Arkansas Development Finance Authority, Revenue, VRDN, Higher Education Capital Asset Program 1.30% (Insured; FGIC and Liquidity Facility; Citibank) | 4,500,000 [a] | 4,500,000 |
| **California—7.3%** | | |
| California Pollution Control Financing Authority, PCR, Refunding, VRDN (Pacific Gas and Electric Corp.) 1.35% (LOC; Bank One) | 25,200,000 [a] | 25,200,000 |
| Los Angeles Community Redevelopment Agency, COP, VRDN (Baldwin Hills Public Park) 1.30% (LOC; Wells Fargo Bank) | 7,000,000 [a] | 7,000,000 |
| San Diego Housing Authority, MFHR Refunding, VRDN (Paseo) 1.30% (LOC; FHLMC) | 3,500,000 [a] | 3,500,000 |
| **Colorado—6.1%** | | |
| Castlewood Ranch Metropolitan District, GO Notes 1.15% 12/1/2004 (LOC; U.S. Bank NA) | 3,600,000 | 3,600,000 |
| Colorado Health Facilities Authority Health Care Facilities Revenue, VRDN (North Colorado Medical Center) 1.27% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale) | 5,520,000 [a] | 5,520,000 |
| **Colorado (continued)** | | |
| Commerce City-Northern Infrastructure General Improvement District, GO Notes, Refunding 1.30% 12/1/2004 (LOC; U.S. Bank NA) | 11,000,000 | 11,000,000 |
| Dove Valley Metropolitan District GO Notes 1.20%, 11/1/2004 (LOC; BNP Paribas) | 2,545,000 | 2,544,361 |
| Pinery West Metropolitan District Number 2, GO Notes 1.20% 11/1/2004 (LOC; U.S. Bank NA) | 7,015,000 | 7,015,000 |
| **Connecticut—4.9%** | | |
| Connecticut State Health and Educational Facilities Authority College and University Revenue VRDN (Yale University): | | |
| 1.31%, Series T-1 | 12,000,000 [a] | 12,000,000 |
| 1.31%, Series X-3 | 7,500,000 [a] | 7,500,000 |
| North Haven, GO Notes BAN 2%, 4/27/2005 | 4,500,000 | 4,514,403 |
| **Florida—6.2%** | | |
| Broward County Housing Finance Authority, MFHR, Refunding, VRDN (Waters Edge Project) 1.32% (Insured; FNMA) | 6,740,000 [a] | 6,740,000 |
| Jacksonville Health Facility Authority, HR, VRDN, Refunding (Genesis Rehabilitation Hospital) 1.37% (LOC; Bank of America) | 3,325,000 [a] | 3,325,000 |
| Orange County School Board, COP, VRDN, 1.35% (Insured; MBIA and Liquidity Facility; SunTrust Bank) | 3,200,000 [a] | 3,200,000 |
| Sunshine State Governmental Financing Commission, Revenue VRDN 1.35% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 8,000,000 [a] | 8,000,000 |
| University of South Florida Foundation, Inc., COP, VRDN 1.29% (LOC; Wachovia Bank) | 9,000,000 [a] | 9,000,000 |
| **Georgia—5.0%** | | |
| Burke County Development Authority, PCR, VRDN (Oglethorpe Power Corp.) 1.35% (Insured; FGIC and Liquidity Facility; Bayerische Landesbank) | 5,700,000 [a] | 5,700,000 |

## Mellon National Municipal Money Market Fund

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) | | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Georgia (continued)** | | | **Illinois (continued)** | | |
| Clayton County Housing Authority MFHR, Refunding, VRDN (Chateau Forest Apartments) 1.30% (Insured; FSA and Liquidity Facility; Societe Generale) | 6,530,000 ᵃ | 6,530,000 | Jackson-Union Counties Regional Port District, Port Facilities Revenue Refunding, VRDN (Enron Transportation Services) 1.30% (LOC; Wachovia Bank) | 2,200,000 ᵃ | 2,200,000 |
| Conyers-Rockdale-Big Haynes Impoundment Authority Revenue, VRDN 1.30% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 7,500,000 ᵃ | 7,500,000 | Regional Transportation Authority Sales Tax Revenue 5%, 6/1/2005 (Insured; FGIC) | 4,125,000 | 4,236,201 |
| Marietta Housing Authority MFHR, Refunding, VRDN (Summit) 1.34% (Insured; FNMA) | 4,900,000 ᵃ | 4,900,000 | **Kentucky—2.3%** | | |
| **Idaho—1.2%** | | | Breckinridge County, Program Revenue, VRDN (Kentucky Association Counties Leasing Trust) 1.31% (LOC U.S. Bank NA) | 6,400,000 ᵃ | 6,400,000 |
| Idaho Health Facilities Authority, Health Care Facilities Revenue, VRDN Aces-Pooled Financing Program 1.09% (LOC; U.S. Bank NA) | 6,000,000 ᵃ | 6,000,000 | Kentucky Economic Development Finance Authority, Hospital Facilities Revenue, VRDN (Baptist Healthcare System) 1.35% (Insured; MBIA and Liquidity Facility; National City Bank) | 4,900,000 ᵃ | 4,900,000 |
| **Illinois—10.2%** | | | **Louisiana—1.6%** | | |
| Chicago O' Hare International Airport Airport and Marina Revenue, VRDN 1.27% (LOC; Societe Generale) | 7,000,000 ᵃ | 7,000,000 | Parish of St. James, PCR Refunding, CP (Texaco Project) 1.20%, 11/9/2004 | 7,530,000 | 7,530,000 |
| Illinois Development Finance Authority, VRDN: | | | **Maine—1.0%** | | |
| IDR (Institute of Gas Technology Project) 1.38% (LOC; Bank of Montreal) | 2,600,000 ᵃ | 2,600,000 | Finance Authority of Maine, Private Schools Revenue, VRDN (Foxcroft Academy) 1.35% (LOC; Allied Irish Bank) | 4,900,000 ᵃ | 4,900,000 |
| MFHR, Refunding (Orleans-Illinois Project) 1.32% (Insured; FSA and Liquidity Facility; The Bank of New York) | 12,000,000 ᵃ | 12,000,000 | **Maryland—1.2%** | | |
| Illinois Health Facilities Authority Revenues, VRDN: | | | Baltimore Industrial Development Authority, IDR, VRDN (Baltimore Capital Acquisition) 1.35% (LOC; Bayerische Landesbank) | 2,500,000 ᵃ | 2,500,000 |
| (Decatur Memorial Hospital) 1.30% (Insured; MBIA and Liquidity Facility; Northern Trust Co.) | 5,500,000 ᵃ | 5,500,000 | Community Development Administration, MFHR, Refunding VRDN (Avalon Lea Apartments Project) 1.30% (Insured; FNMA) | 3,400,000 ᵃ | 3,400,000 |
| (Resurrection Health Care) 1.35% (Insured; FSA and Liquidity Facility; Bank One) | 2,200,000 ᵃ | 2,200,000 | **Massachusetts—5.1%** | | |
| Revolving Fund Pooled Program 1.35% (LOC; Bank One) | 5,800,000 ᵃ | 5,800,000 | Town of Duxbury, GO Notes, BAN 2%, 1/14/2005 | 10,000,000 | 10,031,697 |
| (Rush Presbyterian St. Luke's Medical Center) 1.36% (LOC; Northern Trust Co.) | 3,000,000 ᵃ | 3,000,000 | Massachusetts Health and Educational Facilities Authority, VRDN: | | |
| (Swedish Covenant Hospital Project) 1.30% (Insured; AMBAC and Liquidity Facility; Fifth Third Bank) | 5,100,000 ᵃ | 5,100,000 | College and University Revenue (Boston University) 1.27% (LOC; State Street Bank and Trust Co.) | 1,700,000 ᵃ | 1,700,000 |

## Mellon National Municipal Money Market Fund

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Health and Educational Facilities Authority VRDN (continued): | | |
| Revenue, Capital Asset Program 1.30% (LOC; Bank of America) | 10,050,000 [a] | 10,050,000 |
| City of Salem, GO Notes, BAN 1.50%, 1/13/2005 | 3,000,000 | 3,004,561 |
| **Michigan–4.8%** | | |
| City of Detroit, Sewer Disposal Revenue 1.55%, 8/4/2005 (Insured; FGIC and Liquidity Facility; FGIC) | 6,000,000 | 6,000,000 |
| Michigan Hospital Finance Authority Health Care Facilities Revenue, VRDN Hospital Equipment Loan Program 1.32% (LOC; National City Bank) | 9,900,000 [a] | 9,900,000 |
| Michigan Municipal Bond Authority Revenue 3%, 8/19/2005 | 5,100,000 | 5,170,181 |
| Northern Michigan University College and University Revenue VRDN 1.35% (Insured; FGIC and Liquidity Facility; FGIC) | 2,450,000 [a] | 2,450,000 |
| **Mississippi–2.1%** | | |
| County of Jackson Refunding (Chevron Corp.): | | |
| GO Notes 1.32%, 2/1/2005 | 7,440,000 | 7,440,000 |
| Port Facility Revenue VRDN 1.35% | 2,700,000 [a] | 2,700,000 |
| **New Hampshire–3.0%** | | |
| Rockingham County, GO Notes, TAN 2.25%, 12/31/2004 | 14,800,000 | 14,844,770 |
| **New Jersey–1.9%** | | |
| New Jersey Economic Development Authority, Water Facilities Revenue VRDN 1.33% (Insured; AMBAC and Liquidity Facility; The Bank of New York) | 7,050,000 [a] | 7,050,000 |
| New Jersey Sports and Exposition Authority, Recreational Revenue VRDN 1.30% (Insured; MBIA and Liquidity Facility; Credit Suisse) | 2,000,000 [a] | 2,000,000 |
| **New Mexico–1.1%** | | |
| Town of Hurley, PCR, VRDN (Kennecott Santa Fe) 1.35% (LOC; BP AMOCO PLC) | 5,550,000 [a] | 5,550,000 |
| **New York–6.0%** | | |
| Long Island Power Authority Electric Systems Revenue VRDN 1.30% (LOC; WestLB AG) | 10,200,000 [a] | 10,200,000 |
| New York City Housing Development Corporation, MFHR, VRDN (63 Wall Street) 1.35% (LOC; HSBC Bank USA) | 15,300,000 [a] | 15,300,000 |
| New York City Transitional Finance Authority, Income Tax Revenue VRDN 1.30% (Liquidity Facility; Dexia Credit Locale) | 3,800,000 [a] | 3,800,000 |
| **Ohio–1.0%** | | |
| County of Hamilton, Hospital Facilities Revenue, VRDN (Health Alliance of Greater Cincinnati) 1.27% (Insured; MBIA and Liquidity Facility; Credit Suisse) | 870,000 [a] | 870,000 |
| Ohio State University, College and University Revenue, CP 1%, 9/10/2004 | 3,930,000 | 3,930,000 |
| **Oklahoma–1.0%** | | |
| Tulsa County Industrial Authority Revenue, VRDN (Montercau) 1.35% (LOC; BNP Paribas) | 4,730,000 [a] | 4,730,000 |
| **Pennsylvania–4.8%** | | |
| Blair County Industrial Development Authority, Revenue, VRDN (Village of Pennsylvania State Project) 1.27% (LOC; BNP Paribas) | 4,800,000 [a] | 4,800,000 |
| Delaware County Industrial Development Authority, Airport Facilities Revenue, VRDN (United Parcel Service Project) 1.21% | 7,500,000 [a] | 7,500,000 |
| Lehigh County Industrial Development Authority, PCR, VRDN (Allegheny Electric Cooperative) 1.10% (LOC; Rabobank) | 300,000 [a] | 300,000 |

## Mellon National Municipal Money Market Fund

| Tax Exempt Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Pennsylvania (continued)** | | |
| Luzerne County Convention Center Authority, Hotel Room Rent Tax Revenue, VRDN 1.33% (LOC; Wachovia Bank) | 7,435,000 [a] | 7,435,000 |
| Philadelphia Hospitals and Higher Education Facilities Authority, HR VRDN (Temple University) 1.30% (LOC; PNC Bank) | 3,400,000 [a] | 3,400,000 |
| **Rhode Island—1.6%** | | |
| Rhode Island Convention Center Authority, Revenue, Refunding, VRDN 1.30% (Insured; MBIA and Liquidity Facility; Dexia Credit Locale) | 5,500,000 [a] | 5,500,000 |
| Rhode Island Health and Educational Building Corp., Educational Institution Revenue, VRDN (Moses Brown School Issue) 1.37% (Insured; MBIA and Liquidity Facility; Bank of America) | 2,400,000 [a] | 2,400,000 |
| **South Carolina—2.1%** | | |
| Piedmont Municipal Power Agency, Electric Revenue Refunding, VRDN 1.28% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 10,400,000 [a] | 10,400,000 |
| **Tennessee—1.9%** | | |
| Chattanooga Health, Educational and Housing Facility Board, Housing Revenue, VRDN (Chattanooga Housing Project) 1.33% (LOC; Wachovia Bank) | 2,600,000 [a] | 2,600,000 |
| Clarksville Public Building Authority Revenue, VRDN (Tennessee Municipal Bond Fund) 1.37% (LOC; Bank of America) | 6,665,000 [a] | 6,665,000 |
| **Texas—2.1%** | | |
| Harris County Health Facilities Development Authority, HR, VRDN (Texas Children's Hospital) 1.36% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3,655,000 [a] | 3,655,000 |
| **Texas (continued)** | | |
| Southwest Higher Education Authority, College and University Revenue, VRDN (Southern Methodist University) 1.34% (LOC; Landesbank Hessen-Thuringen Girozentrale) | 6,635,000 [a] | 6,635,000 |
| **Virginia—.8%** | | |
| Peninsula Port Authority Transportation Revenue, CP (Terminal Dominion Association Project) 1.14%, 10/8/2004 (LOC; U.S. Bank NA) | 4,000,000 | 4,000,000 |
| **Washington—.8%** | | |
| Washington Public Power Supply System, Electric Power and Light Revenue, Refunding, VRDN (Nuclear Project Number 1) 1.35% (LOC; Bank of America) | 3,800,000 [a] | 3,800,000 |
| **Wisconsin—2.6%** | | |
| Middleton-Cross Plains Area School District, Revenue, TRAN 3%, 8/24/2005 | 4,500,000 | 4,560,621 |
| University Hospitals and Clinics Authority, Revenue, VRDN 1.35% (Insured; MBIA and Liquidity Facility; U.S. Bank NA) | 200,000 [a] | 200,000 |
| Wisconsin Health and Educational Facilities Authority, Health Care Facilities Revenue, VRDN (University of Wisconsin Medical Foundation) 1.30 (LOC; ABN-AMRO) | 8,000,000 [a] | 8,000,000 |
| **West Virginia—4.1%** | | |
| Marshall County, PCR, VRDN (Ohio Power Co. Project) 1.36% (LOC; Royal Bank of Scotland) | 20,200,000 [a] | 20,200,000 |
| **Total Investments** (cost $496,226,009) | **101.5%** | **496,226,795** |
| **Liabilities, Less Cash and Receivables** | **(1.5%)** | **(7,299,696)** |
| **Net Assets** | **100.0%** | **488,927,099** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **IDR** | Industrial Development Revenue |
| **BAN** | Bond Anticipation Notes | **LOC** | Letter of Credit |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance |
| **CP** | Commercial Paper | | Insurance Corporation |
| **FGIC** | Financial Guaranty Insurance Company | **MFHR** | Multi-Family Housing Revenue |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **PCR** | Pollution Control Revenue |
| **FNMA** | Federal National Mortgage Association | **TAN** | Tax Anticpation Notes |
| **FSA** | Financial Security Assurance | **TRAN** | Tax and Revenue Anticipation Notes |
| **GO** | General Obligation | **VRDN** | Variable Rate Demand Notes |
| **HR** | Hospital Revenue | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) |
|---|---|---|---|---|---|
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | 94.6 |
| AAA, AA, A [b] | | Aaa, Aaa, A [b] | | AAA, AA, A [b] | 3.6 |
| Not Rated [c] | | Not Rated [c] | | Not Rated [c] | 1.8 |
| | | | | | **100.0** |

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENTS OF ASSETS AND LIABILITIES

August 31, 2004

| | Mellon Money Market Fund | Mellon National Municipal Money Market Fund |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments† | 471,140,348 | 496,226,795 |
| Cash | 411,809 | – |
| Interest receivable | 540,481 | 800,710 |
| Prepaid expenses | 14,734 | 14,702 |
| | **472,107,372** | **497,042,207** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a,b) | 68,019 | 70,848 |
| Due to Administrator–Note 3(a) | 52,219 | 55,608 |
| Cash overdraft due to Custodian | – | 1,913,721 |
| Payable for investment securities purchased | – | 6,000,000 |
| Interest payable–Note 4 | – | 874 |
| Accrued expenses | 51,962 | 74,057 |
| | **172,200** | **8,115,108** |
| **Net Assets ($)** | **471,935,172** | **488,927,099** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | 471,935,712 | 488,926,313 |
| Accumulated net realized gain (loss) on investments | (540) | – |
| Accumulated gross unrealized appreciation on investments | – | 786 |
| **Net Assets ($)** | **471,935,172** | **488,927,099** |
| **Net Asset Value Per Share** | | |
| **Class M Shares** | | |
| Net Assets ($) | 471,722,640 | 488,926,094 |
| Shares Outstanding | 471,723,180 | 488,926,222 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |
| **Investor Shares** | | |
| Net Assets ($) | 212,532 | 1,005 |
| Shares Outstanding | 212,532 | 1,005 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |
| † **Investments at cost ($)** | **471,140,348** | **496,226,009** |

*See notes to financial statements.*

## STATEMENTS OF OPERATIONS

Year Ended August 31, 2004

| | Mellon Money Market Fund | Mellon National Municipal Money Market Fund |
|---|---|---|
| **Investment Income ($):** | | |
| **Interest Income** | **4,771,810** | **4,069,872** |
| **Expenses:** | | |
| Investment advisory fee–Note 3(a) | 620,100 | 585,555 |
| Administration fee–Note 3(a) | 571,452 | 537,538 |
| Registration fees | 59,722 | 77,494 |
| Custodian fees–Note 3(b) | 57,196 | 36,615 |
| Professional fees | 36,785 | 32,265 |
| Trustees' fees and expenses–Note 3(c) | 14,992 | 11,819 |
| Prospectus and shareholders' reports | 12,340 | 8,788 |
| Interest expense–Note 4 | – | 7,130 |
| Shareholder servicing costs–Note 3(b) | 141 | 6 |
| Miscellaneous | 5,831 | 9,472 |
| **Total Expenses** | **1,378,559** | **1,306,682** |
| Less–expense reduction in custody fees due to earnings credits–Note 2(b) | (8,893) | – |
| **Net Expenses** | **1,369,666** | **1,306,682** |
| **Investment Income–Net** | **3,402,144** | **2,763,190** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 2(b) ($):** | | |
| Net Realized Gain (Loss) on Investments | (540) | – |
| Net unrealized appreciation (depreciation) on investments | – | 786 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(540)** | **786** |
| **Net Increase in Net Assets Resulting from Operations** | **3,401,604** | **2,763,976** |

*See notes to financial statements.*

# STATEMENTS OF CHANGES IN NET ASSETS

| | Mellon Money Market Fund | | Mellon National Municipal Money Market Fund | |
|---|---|---|---|---|
| | Year Ended August 31, | | Year Ended August 31, | |
| | 2004 | 2003[a] | 2004 | 2003[a] |
| **Operations ($):** | | | | |
| Investment income−net | 3,402,144 | 784,359 | 2,763,190 | 429,614 |
| Net realized gain (loss) from investments | (540) | – | – | – |
| Net unrealized appreciation (depreciation) on investments | – | – | 786 | – |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,401,604** | **784,359** | **2,763,976** | **429,614** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income−net: | | | | |
| Class M Shares | (3,401,824) | (784,353) | (2,763,184) | (429,613) |
| Investor Shares | (320) | (6) | (6) | (1) |
| **Total Dividends** | **(3,402,144)** | **(784,359)** | **(2,763,190)** | **(429,614)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Class M Shares | 893,105,183 | 560,228,661 | 867,387,196 | 72,662,281 |
| Investor Shares | 309,407 | 10,559 | – | 1,000 |
| Net assets received in conversion−Note 1 | – | – | – | 293,341,054 |
| Dividends reinvested: | | | | |
| Class M Shares | 8 | 2 | 7 | 1 |
| Investor Shares | 319 | 6 | 4 | 1 |
| Cost of shares redeemed: | | | | |
| Class M Shares | (810,361,313) | (171,249,361) | (643,530,026) | (100,935,205) |
| Investor Shares | (107,759) | – | – | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **82,945,845** | **388,989,867** | **223,857,181** | **265,069,132** |
| **Total Increase (Decrease) In Net Assets** | **82,945,305** | **388,989,867** | **223,857,967** | **265,069,132** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 388,989,867 | – | 265,069,132 | – |
| **End of Period** | **471,935,172** | **388,989,867** | **488,927,099** | **265,069,132** |

[a]  From June 2, 2003 (commencement of operations) to August 31, 2003.
See notes to financial statements.

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Class M Shares | | Investor Shares | |
| | Year Ended August 31, | | Year Ended August 31, | |
| **Mellon Money Market Fund** | 2004 | 2003[a] | 2004 | 2003[a] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | |
| Investment income−net | .008 | .002 | .006 | .001 |
| Distributions: | | | | |
| Dividends from investment income−net | (.008) | (.002) | (.006) | (.001) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | .82 | .76[b] | .57 | .52[b] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .33 | .36[b] | .64 | .62[b] |
| Ratio of net expenses to average net assets | .33 | .36[b] | .64 | .62[b] |
| Ratio of net investment income to average net assets | .82 | .78[b] | .79 | .48[b] |
| Net Assets, end of period ($ x 1,000) | 471,723 | 388,979 | 213 | 11 |

[a] From June 2, 2003 (commencement of operations) to August 31, 2003.
[b] Annualized.
See notes to financial statements.

| Mellon National Municipal | Class M Shares | | Investor Shares | |
| | Year Ended August 31, | | Year Ended August 31, | |
| Money Market Fund | 2004 | 2003[a] | 2004 | 2003[a] |
|---|---|---|---|---|
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | |
| Investment income–net | .007 | .002 | .005 | .001 |
| Distributions: | | | | |
| Dividends from investment income–net | (.007) | (.002) | (.005) | (.001) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | .70 | .64[b] | .45 | .36[b] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .33 | .35[b] | .60 | .57[b] |
| Ratio of net investment income to average net assets | .71 | .62[b] | .58 | .48[b] |
| Net Assets, end of period ($ x 1,000) | 488,926 | 265,068 | 1 | 1 |

[a]  *From June 2, 2003 (commencement of operations) to August 31, 2003.*
[b]  *Annualized.*
*See notes to financial statements.*

## NOTE 1—General:

Mellon Funds Trust (the "Trust") was organized as a Massachusetts business trust which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently comprised of sixteen series including the following diversified money market funds: Mellon Money Market Fund and Mellon National Municipal Money Market Fund (each, a "fund" and collectively, the "funds"). Mellon Money Market Fund investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Mellon National Municipal Money Market Fund investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. Mellon Fund Advisers, a division of The Dreyfus Corporation ("Dreyfus"), serves as each fund's investment adviser ("Investment Adviser"). Mellon Bank, N.A. ("Mellon Bank"), which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), serves as administrator for the funds pursuant to an Administration Agreement with the Trust (the "Administration Agreement"). Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services. Dreyfus is a wholly-owned subsidiary of Mellon Financial. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of each fund's shares, which are sold without a sales charge.

The Trust is authorized to issue an unlimited number of shares of beneficial interest, par value $.001 per share, in each of the Class M and Investor class shares of each fund. Each class of shares has similar rights and privileges, except with respect to the expenses borne by and the shareholder services offered to each class and the shareholder services plan applicable to the Investor shares and certain voting rights.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The conversion of the Common Trust Fund maintained by Mellon Bank, an indirect subsidiary of Mellon Financial, into Mellon National Municipal Money Market Fund within the Mellon Funds Trust occurred at the close of business on June 2, 2003. The conversion was accomplished by a tax-free exchange, and, at the completion of the conversion, the fund had the following shares, net assets, net asset value and unrealized appreciation **(see Table 1).**

The assets of the Common Trust Funds transferred to the fund were valued at current market prices determined in accordance with Rule 17a-7 promulgated under the Act.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses that are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**Table 1.**

| | Shares | Net Assets ($) | NAV ($) | Unrealized Appreciation ($) |
|---|---|---|---|---|
| Mellon National Municipal Money Market Fund | 293,341,054 | 293,341,054 | 1.00 | – |

## NOTE 2—Significant Accounting Policies:

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Trust's Board to represent the fair value of the fund's investments.

It is the funds' policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The funds have an arrangement with the custodian bank whereby the funds receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the funds include net earnings credits as an expense offset in the Statements of Operations.

**(c) Repurchase agreements:** The funds may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, a fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or pre-vented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Investment Adviser reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(d) Dividends to shareholders:** Dividends payable to shareholders are recorded by the funds on the ex-dividend date. The funds declare dividends daily from investment income-net; such dividends are paid monthly. With respect to each series, dividends from net realized capital gain, if any, are normally declared and paid annually, but the funds may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers of that fund, if any, it is the policy of the fund not to distribute such gain.

**(e) Federal income taxes:** It is the policy of the Mellon Money Market Fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. It is the policy of the Mellon National Municipal Money Market Fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes. For federal income tax purposes, each series is treated as a single entity for the purpose of determining such qualification.

At August 31, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The Mellon Money market Fund has an unused capital loss carryover of $540 available for Federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2004 and August 31, 2003 was all ordinary income for the Mellon Money Market Fund and all tax exempt income for the Mellon National Municipal Money Market Fund.

### NOTE 3—Investment Advisory Fee, Administration Fee and Other Transactions With Affiliates:

**(a)** Fees payable by the funds pursuant to the provisions of an Investment Advisory Agreement with the Investment Adviser are payable monthly, computed on the average daily value of each fund's net assets at the following annual rates: .15 of 1% of the Mellon Money Market Fund and .15 of 1% of the Mellon National Municipal Money Market Fund.

Pursuant to the Administration Agreement with Mellon Bank, Mellon Bank provides or arranges for fund accounting, transfer agency and other fund administration services and receives a fee based on the total net assets of the Trust based on the following rates:

| | |
|---|---|
| 0 up to $6 billion | .15 of 1% |
| In excess of $6 billion up to $12 billion | .12 of 1% |
| In excess of $12 billion | .10 of 1% |

Mellon Bank has entered into a Sub-Administration Agreement with Dreyfus pursuant to which Mellon Bank pays Dreyfus for performing certain administrative services.

**(b)** The funds have adopted a Shareholder Services Plan with respect to its Investor shares pursuant to which each fund pays the Distributor for the provision of certain services to holders of Investor shares a fee at an annual rate of .25 of 1% of the value of the average daily net assets attributable to Investor shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a fund, and providing reports and other information, and services related to the maintenance of such shareholder accounts. The Shareholder Services Plan allows the Distributor to make payments from the shareholder services fees it collects from each fund to compensate service agents (certain banks, securities brokers or dealers and other financial institutions) in respect of these services. **Table 2** summarizes the amounts Investor shares were charged during the period ended August 31, 2004, pursuant to the Shareholder Services Plan. Additional fees included in shareholder servicing costs in the Statement of Operations includes fees paid to the transfer agent.

**Table 2.**

| | |
|---|---|
| Mellon Money Market Fund | $101 |
| Mellon National Municipal Money Market Fund | 3 |

The funds compensate Mellon Bank under a custody agreement for providing custodial services for the funds. **Table 3** summarizes the amounts the funds were charged during the period ended August 31, 2004, pursuant to the custody agreement.

**Table 3.**

| | |
|---|---|
| Mellon Money Market Fund | $57,196 |
| Mellon National Municipal Money Market Fund | 36,615 |

**Table 4** summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for each fund.

**Table 4.**

| | Investment Advisory Fees ($) | Shareholder Services Plan Fees ($) | Custody Fees ($) |
|---|---|---|---|
| Mellon Money Market Fund | 57,057 | 44 | 10,918 |
| Mellon National Municipal Money Market Fund | 60,761 | – | 10,087 |

**(c)** Each trustee who is not an "affiliated person" as defined in the Act receives from the Trust an annual fee of $44,000 and an attendance fee of $4,000 for each in-person meeting and $500 for telephone meetings and is reimbursed for travel and out-of-pocket expenses. Prior to July 1, 2004, the annual fee payable to each trustee was $35,000 and prior to September 14, 2004, the attendance fee was $3,000 for each in-person meeting.

### NOTE 4—Bank Line of Credit

The funds participate with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended August 31, 2004, the Mellon Money Market Fund did not borrow under the line of credit.

The average daily amount of borrowings outstanding for Mellon National Municipal Money Market Fund during the period ended August 31, 2004 was approximately $438,500 with a related weighted average annualized interest rate of 1.62%.

### NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

**The Board of Trustees and Shareholders**
**Mellon Funds Trust**

We have audited the accompanying statements of assets and liabilities of Mellon Funds Trust (comprised of Mellon Money Market Fund) and Mellon National Municipal Money Market Fund (collectively "the Funds"), including the statements of investments as of August 31, 2004, the related statements of operations for the year then ended, the statements of changes in net assets and financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 2004, by correspondence with the custodian. As to securities purchased but not yet received, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds as of August 31, 2004, the results of their operations for the year then ended, the changes in their net assets and the financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
October 11, 2004

**Mellon National Municipal Money Market Fund**

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended August 31, 2004 as "exempt–interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099–DIV which will be mailed by January 31, 2005.

**Patrick J. O'Connor (61)**
**Chairman of the Board (2000)**

*Principal Occupation During Past 5 Years:*

- Attorney, Cozen and O'Connor, P.C. since 1973, including Vice Chairman since 1980 and Chief Executive Officer and President since 2001

*Other Board Memberships and Affiliations:*

- Board of Consultors of Villanova University School of Law, Board Member
- Temple University, Trustee

*No. of Portfolios for which Board Member Serves:* 16

**Ronald R. Davenport (68)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Sheridan Broadcasting Corporation since July 1972

*Other Board Memberships and Affiliations:*

- American Urban Radio Networks, Co-Chairman
- Aramark Corporation, Board Member
- Momentum Equity Group LLC, Director

*No. of Portfolios for which Board Member Serves:* 16

**John L. Diederich (67)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Chairman of Digital Site Systems, Inc., a privately held software company providing internet service to the construction materials industry, since July 1998

*Other Board Memberships and Affiliations:*

- Continental Mills, a dry baking products company, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Maureen D. McFalls (59)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Director of the Office of Government Relations at Carnegie Mellon University since January 2000
- Manager, Government Communications, of the Software Engineering Institute at Carnegie Mellon University from March 1994 to December 1999

*Other Board Memberships and Affiliations:*

- Maglev, Inc., a company seeking a partnership between industry and government in Pennsylvania to create a magnetically levitated high-speed transportation system, Board Member representing Carnegie Mellon University
- Coro Center For Civic Leadership, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Kevin C. Phelan (60)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*

- Mortgage Banker, Meredith & Grew, Inc. since March 1978, including Executive Vice President and Director since March 1998.

*Other Board Memberships and Affiliations:*

- Greater Boston Chamber of Commerce, Director
- Fiduciary Trust, Director
- St. Elizabeth's Medical Center of Boston, Board Member
- Providence College, Trustee
- Simmons College, Trustee
- Newton Country Day School, Chairman of the Board
- Board of Visitors of Babson College, Board Member
- Board of Visitors of Boston University School of Public Health, Board Member
- Boston Public Library Foundation, Director
- Boston Foundation, Director
- Boston Municipal Research Bureau, Board Member
- Boys and Girls Club of Boston, Board Member

*No. of Portfolios for which Board Member Serves:* 16

**Patrick J. Purcell (56)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
• Owner, President and Publisher of The Boston Herald since February 1994
• President and Founder, jobfind.com, an employment search site on the world wide web, since July 1996
• President and Chief Executive Officer, Herald Media 2001

*Other Board Memberships and Affiliations:*
• The American Ireland Fund, an organization that raises funds for philanthropic projects in Ireland, Vice Chairman
• The Genesis Fund, an organization that raises funds for the specialized care and treatment of New England area children born with birth defects, mental retardation and genetic diseases, Board Member
• United Way of Massachusetts Bay, Board Member
• Greater Boston Chamber of Commerce, Board Member
• St. John's University, Trustee
• New England Medical Center, Trustee
• Stonehill College, Trustee

*No. of Portfolios for which Board Member Serves:* 16

**Thomas F. Ryan, Jr. (63)**
**Board Member (2000)**

*Principal Occupation During Past 5 Years:*
• Retired since April 1999
• President and Chief Operating Officer of the American Stock Exchange from October 1995 to April 1999

*Other Board Memberships and Affiliations:*
• Boston College, Trustee
• Brigham & Women's Hospital, Trustee
• New York State Independent System Operator, a non-profit organization which administers a competitive wholesale market for electricity in New York State, Director
• RepliGen Corporation, a biopharmaceutical company, Director
• M/C Communications, a medical education company, Director

*No. of Portfolios for which Board Member Serves:* 16

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-645-6561. For individual account holders for Private Wealth Management clients, please contact your account officer or call 1-888-281-7350.*

**LAWRENCE P. KEBLUSEK, President since September 2002.**

As Chief Investment Officer of Mellon's Private Wealth Management group, Mr. Keblusek is responsible for investment strategy, policy and implementation for Mellon's Private Wealth Management group. Prior to joining Mellon, Mr. Keblusek was a Managing Director at Citigroup since 1995. He was previously a Vice President of the Trust. He is 55 years old and has been employed by Mellon since August 2002.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

**CHRISTOPHER SHELDON, Vice President since September 2002.**

As director of Investment Strategy for Mellon's Private Wealth Management group since April 2003, Mr. Sheldon manages the analysis and development of investment and asset allocation strategies and investment product research. Prior to assuming his current position, Mr. Sheldon was the West Coast managing director of Mellon's Private Wealth Management group from 2001-2003 and its regional manager from 1998-2001. He is 38 years old has been employed by Mellon since January 1995.

**JEFF PRUSNOFSKY, Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprised of 87 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

**STEVEN F. NEWMAN, Assistant Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of Dreyfus, and an officer of 95 investment companies (comprised of 199 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since April 1985.

**RICHARD CASSARO, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of Dreyfus, and an officer of 30 investment companies (comprised of 59 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since August 1981.

**ERIK D. NAVILOFF, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of Dreyfus, and an officer of 98 investment companies (comprised of 206 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Mellon Funds Trust**
c/o The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Investment Adviser**

Mellon Fund Advisers, a division of
The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA  15258

**Sub-Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY  10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA  15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY  10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY  10166

**Telephone**  Private Wealth Management (PWM) Clients, please contact your Account Officer or call 1-888-281-7350. Brokerage Clients of Mellon Private Wealth Advisors (MPWA), please contact your financial representative or call 1-800-830-0549-Option 2. Individual Account holders, please call Dreyfus at 1-800-896-8167.

**Mail**  PWM Clients, write to your Account Officer, c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258

MPWA Brokerage Clients, write to your financial representative, P.O. Box 9012, Hicksville, NY 11802–9012

Individual Account Holders, write to: Mellon Funds, P.O. Box 55268, Boston, MA 02205–8502

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending November 30, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.